Confidentially submitted to the U.S. Securities and Exchange Commission on November 23, 2022

as Amendment No. 1 to Draft Registration Statement on Form F-1.

This Amendment No. 1 to Draft Registration Statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BRAZIL POTASH CORP.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	1400	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

Tel: +1 (302) 777-0200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Rebecca G. DiStefano William Wong Greenberg Traurig, LLP 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, Florida 33301 Tel: +1 (954) 768-8221 Fax: +1 (954) 765-0500	Michael Rennie Wildeboer Dellelce LLP 365 Bay Street, Suite 800 Toronto, Ontario, M5H 2V1 Canada Tel: +1 (416) 361-4781 Fax: +1 (416) 361-1790	Samir A. Gandhi Daniel A. O’Shea Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Tel: +1 (212) 839-5300	James Clare Christopher J. Doucet Bennett Jones LLP 3400 One First Canadian Place P.O. Box 130 Toronto, Ontario, M5X 1A4 Canada Tel: +1 (416) 863-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offer, solicitation, or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2022

PRELIMINARY PROSPECTUS

BRAZIL POTASH CORP.

                 Common Shares

This is the initial public offering of our common shares, no par value per share (which we refer to as our “Common Shares”). We are offering                 Common Shares. We currently expect the initial public offering price of our Common Shares to be between $                and $                per Common Share.

Prior to this offering, there has been no public market for our Common Shares. We intend to apply for the listing of our Common Shares on the New York Stock Exchange under the symbol “GRO”.

We are existing under the laws of the Province of Ontario, Canada. We are also an “emerging growth company” and a “foreign private issuer”, as defined under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our Common Shares involves a high degree of risk. Before buying any Common Shares, you should carefully read the discussion of material risks of investing in our Common Shares under the section entitled “Risk Factors” beginning on page 23 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See “Underwriting—Discounts and Commissions and Expenses” for additional information regarding underwriting discounts and commissions, expenses, and other compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to                additional Common Shares from us at the public offering price, less the underwriting discounts and commissions, for                days after the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the Common Shares to purchasers on or about                , 2022.

Cantor

The date of this prospectus is                , 2022.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. Neither we nor the underwriters have authorized anyone to provide you with information that is different, and neither we nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any information, other than the information in this prospectus and any free writing prospectus prepared by us. We are offering to sell our Common Shares, and seeking offers to buy our Common Shares, only in jurisdictions where such offers and sales are permitted. This prospectus is not an offer to sell, or a solicitation of an offer to buy, our Common Shares in any jurisdictions where, or under any circumstances under which, the offer, sale, or solicitation is not permitted. The information in this prospectus and in any free writing prospectus prepared by us is accurate only as of the date on its respective cover, regardless of the time of delivery of this prospectus or any free writing prospectus or the time of any sale of our Common Shares. Our business, results of operations, financial condition, or prospects may have changed since those dates. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Before you invest in our Common Shares, you should read the registration statement (including the exhibits thereto and the documents incorporated by reference therein) of which this prospectus forms a part.

i

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires or otherwise states, references to “Brazil Potash”, our “Company”, “we”, “us”, “our”, and similar references refer to Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada, and its subsidiaries.

Financial Information

Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (which we refer to as “IFRS”), as issued by the International Accounting Standards Board (which we refer to as the “IASB”), and audited in accordance with auditing standards generally accepted in the United States of America established by the Public Company Accounting Oversight Board (which we refer to as the “PCAOB”).

Our fiscal year ends on December 31 of each year as does our reporting year. Therefore, any references to 2021 and 2020 are references to the fiscal and reporting years ended December 31, 2021 and December 31, 2020, respectively. See Note 2 to our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020, and Note 2 to our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 and 2021, included elsewhere in this prospectus, for a discussion of the basis of preparation of our financial statements.

Our Company’s functional currency and reporting currency is the U.S. dollar, the legal currency of the United States (“USD”, “US$” or “$”). Our local subsidiary in Brazil, Potássio do Brasil Ltda., determines its own functional currency based on its own circumstances. The functional currency of Potássio do Brasil Ltda. is the Brazilian real (“R$”).

Rounding

Certain figures and some percentages included in this prospectus have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this prospectus may not correspond to the arithmetic aggregation of the figures or percentages that precede them.

Mineral Disclosure

As used in this prospectus, references to the “Technical Report” are to the Technical Report, Update of the Autazes Potash Project—Pre-Feasibility Study (dated October 14, 2022) with respect to our potash mining project located in the Amazon potash basin near the city of Autazes (which we refer to as the “Autazes Project”), which was prepared by ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH (which we refer to as “ERCOSPLAN”) in accordance with the requirements of subpart 1300 of Regulation S-K—Disclosure by Registrants Engaged in Mining Operations (which we refer to as the “SEC Mining Modernization Rules”) under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), which governs disclosure for registrants with material mining operations. Certain numeric values describing the Autazes Project disclosed herein have been converted from the metric system of measurement, which is used in the Technical Report, to the imperial system of measurement commonly used in the United States. A summary of the Technical Report is included as Exhibit 96.1 to our registration statement of which this prospectus forms a part.

In addition, ERCOSPLAN has also prepared the Technical Report, Update of the Autazes Potash Project—Pre-Feasibility Study (dated October 14, 2022) with respect to the Autazes Project, which was prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (which we refer to as “NI 43-101”).

For the meanings of certain technical terms used in this prospectus, see the Annex to this prospectus, “Glossary of Technical Terms”.

Market and Industry Data

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward-looking statements in this prospectus due to a variety of factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and projections.

For Investors Outside of the United States

Neither we nor the underwriters have done anything that would permit this offering, or the possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target”, “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this prospectus under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this prospectus. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this prospectus include:

•	the need for significant capital resources for the development and construction of the Autazes Project;

•	the cost, timing, and results of our future development, mining and production activities;

•	our ability to secure the necessary permits and licenses for the Autazes Project;

•	issues with the urban areas, rural communities, and cultural heritage and traditional communities which surround our operations and the procedures required for their prior consultation;

•	our ability to manage our development, growth and operating expenses;

•	our lack of operating history on which to judge our business prospects and management;

•	the possible material differences between our estimates of Mineral Reserves and the mineral quantities we will actually recover;

•	mining industry operational risk, such as operator errors, mechanical failures and other accidents, including risks relating to tailings impoundments;

•	environmental, social and governance impacts and risks with respect to the development and operation of the Autazes Project;

•	availability of capable labor near our mine;

•	our ability to compete and succeed in competitive potash mining industry;

•	our ability to raise capital and the availability of future financing;

•	changes in Brazilian and international governmental and regulatory policies that apply to our operations;

•	the risks and uncertainties relating to Brazilian and international economic and political conditions; and

•	potential delays in the different developmental and operational phases of the Autazes Project.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this prospectus. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of this prospectus. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise, after the date of this prospectus.

v

PROSPECTUS SUMMARY

This summary highlights selected information presented in greater detail elsewhere in this prospectus, but does not include all the information you should consider before investing in our Common Shares. You should read this summary together with the more detailed information appearing elsewhere in this prospectus, including our audited financial statements and the related notes, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Some of the statements in this summary and elsewhere in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-looking Statements.”

Business Overview

We are a mineral exploration and development company with a potash mining project (which we refer to as the “Autazes Project”) located in the state of Amazonas, Brazil. Our technical operations are based in Manaus, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our corporate office is in Toronto, Ontario, Canada. We are in the pre-revenue development stage and have not yet commenced any mining operations. Our plan of operations for the next few years includes securing environmental licenses and the construction permit for the Autazes Project, and, subject to securing sufficient funds, commencing construction of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from our underground mine and selling and distributing the processed potash in Brazil.

Organizational Structure

Our corporate structure is as follows:

*	Forbes Empreendimentos Minerais Ltda. is an affiliated company organized under the laws of Brazil.

Description of our Mineral Property

The Mineral Resources on the property on which the Autazes Project is situated (which we refer to as the “Autazes Property”) are in an area encompassing approximately 51 square miles located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil. We currently own, through our local subsidiary in Brazil, Potássio do Brasil Ltda., substantially all of the Autazes Property, including surface rights on the land on which our proposed mine, processing plant and port for the Autazes Project will be constructed. We hold all of the mineral rights for the Autazes Project through Potássio do Brasil Ltda., and such mineral rights are registered with Brazil’s national mining regulatory authority, Agência Nacional de Mineração (which we refer to as the “Brazilian National Mineral Agency”), which is a specialized agency of the Brazilian Ministry of Mines and Energy.

Substantial work has been completed to develop and de-risk the Autazes Project. We engaged ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH, an engineering consulting firm with significant experience in the potash mining industry (which we refer to as “ERCOSPLAN”), to prepare the Technical Report, which includes Mineral Resource and Mineral Reserve estimates and capital construction, operation and economic estimates. To date, 43 exploration holes totaling approximately 121,000 feet have been drilled on the Autazes Property, and the results from these drill holes form the basis of the Technical Report, prepared in accordance with the SEC Mining Modernization Rules, which govern disclosure for registrants with material mining operations.

For additional information regarding the Autazes Project, the Autazes Property, and the Technical Report, see “Description of the Autazes Project and the Autazes Property”.

Regulatory Overview

Brazilian Mining Regulations

Under the Brazilian Constitution, all Mineral Resources are initially the property of the Federal Government of Brazil until applicable permits, licenses, concessions, and mineral rights are granted to qualified and approved mining applicants. The right to explore and exploit Mineral Resources in Brazil are regulated by the Brazilian National Mineral Agency under Brazilian Decree-Law No. 227/1967 (which we refer to as the “Brazilian Mining Code”), regulated by Brazilian Decree No. 9.406/2018, and applicable policies of the Brazilian Ministry of Mines and Energy. Only Brazilian citizens, or legal entities incorporated in Brazil under Brazilian law, may be entitled to conduct mining activities, including commercially exploiting Mineral Resources, in Brazil.

In order to develop, construct, and commence the mining operations of the Autazes Project, we must undertake a licensing procedure pursuant to which the applicable federal, state, or municipal environmental authorities in Brazil will license, approve and authorize the location, exploration and development activities, construction, and operation of the Autazes Project. It is not always clear which level of government or regulatory agency in Brazil has regulatory authority over mining projects, and therefore, we believe that it would not be unusual if other Brazilian regulatory agencies challenge the regulatory authority of the Brazilian National Mineral Agency over environmental licensing of mining projects, which may create uncertainties as to whether the Autazes Project should be licensed by Brazilian federal or state regulatory agencies. Public prosecutors also have influence on such challenges or disputes, including through judicial actions.

Exploration Permits and Environmental Exploration License

In order for us to perform exploratory mining activities in Brazil, we first had to obtain specific permits called “Alvará de Pesquisa” (which we refer to as our “Exploration Permits”) from the Brazilian National Mineral Agency, and a specific license called “Licença de Operação–Exploração” (which we refer to as our

“Environmental Exploration License”) from the Instituto de Proteção Ambiental do Amazonas (IPAAM) (which we refer to as the “Brazilian Amazonas Environmental Protection Institute”), which is the environmental protection agency for the state of Amazonas, Brazil. We received a total of five Exploration Permits from July 2009 to September 2011, and our Environmental Exploration License in June 2009, which allowed us to perform exploration activities, including drilling, in our mineral rights area on the Autazes Property. Following the completion of our exploration work for the Autazes Project, we submitted to the Brazilian National Mineral Agency for approval a final exploration report detailing the exploration activities conducted and attesting to the existence of the potash ore reserve. The Brazilian National Mineral Agency approved our final exploration report in April 2015, and this approval enables us to request a mining concession, which, if approved, will permit mining and mineral exploitation activities, as described under “—Mining Concession” below.

Environmental Licenses

There are three general types of environmental licenses that mining companies are required to obtain in order to be fully authorized to construct and operate a mine in Brazil, each of which is described below.

Preliminary Environmental License. The first type of environmental license is called Licença Prévia (which we refer to as our “Preliminary Environmental License”), which we initially obtained during the planning phase of the Autazes Project. In connection with our application to obtain our Preliminary Environmental License, we engaged Golder Associates Inc., a consulting firm with significant experience in helping companies develop and enact environmental and sustainability measures (which we refer to as “Golder”), to prepare an environmental and social impact assessment of the Autazes Project (which we refer to as the “Environmental and Social Impact Assessment”), and we and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (which we refer to as “FUNAI”), which is Brazil’s governmental protection agency that establishes and carries out policies relating to indigenous peoples in Brazil. Following the completion of the Environmental and Social Impact Assessment in January 2015, we submitted it to the Brazilian Amazonas Environmental Protection Institute in connection with our application to obtain our Preliminary Environmental License. In July 2015, we received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute, and, as part of the application and approval process, the Brazilian Amazonas Environmental Protection Institute evaluated the Environmental and Social Impact Assessment, as well as the location and concept of the Autazes Project, certified the environmental feasibility of the Autazes Project, and set forth the basic requirements that will need to be complied with in subsequent licensing and developmental phases.

However, after receiving our Preliminary Environmental License, the Ministerio Publico Federal (which we refer to as the “Brazilian MPF”), which is Brazil’s federal prosecution office, opened a civil investigation in December 2016 (which we refer to as the “December 2016 Civil Investigation”) that questioned the validity of the license based on a motion from a non-governmental organization that our consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169 (also known as the Indigenous and Tribal Peoples Convention (1989)). Brazil is a signatory to International Labour Organization Convention 169, which is the major binding international convention concerning indigenous and tribal peoples, and sets standards for national governments regarding indigenous peoples’ economic, socio-cultural and political rights. As a result of the December 2016 Civil Investigation, in March 2017, we agreed with the court overseeing the December 2016 Civil Investigation, the Brazilian MPF, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend our Preliminary Environmental License, and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 (which we refer to as the “March 2017 Suspension Agreement”). Such additional consultations with indigenous communities, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were only recently allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions. See also “—Current Status of our Licensing Process” below and “Business—Legal Proceedings”.

Installation License. The second type of environmental license is called Licença de Instalação (which we refer to as the “Installation License”), which is required prior to starting construction of the Autazes Project. In this phase, the basic environmental plan outlining pollution control and compensatory measures are submitted to the Brazilian Amazonas Environmental Protection Institute for its review and approval.

Substantial work has been completed to obtain the Installation License. There are 78 plans and conditions that are required to be completed and satisfied in order to obtain the Installation License, and, as of the date of this prospectus, we have completed and submitted 76 of these items, which have been approved by the various applicable Brazilian federal, state and municipal agencies. The two remaining items to be completed relate to the review and approval by FUNAI of an indigenous impact study (which we refer to as our “Indigenous Component Study”), followed by our presentation to the Brazilian Amazonas Environmental Protection Institute of the formal approval by FUNAI of our Indigenous Component Study, including the following three indigenous support programs included therein: (i) Program of Support to Indigenous Communities, (ii) Program of Social Communication, and (iii) Subprogram of Environmental Education (which we refer to collectively as the “Indigenous Support Programs”). Such review by the Brazilian Amazonas Environmental Protection Institute could result in the imposition of conditions to the Installation License. Once we obtain the Installation License, we will be permitted to start construction of the Autazes Project.

Operational License. The third type of environmental license is called Licença de Operação (which we refer to as the “Operational License”), which is the last phase of the environmental licensing procedure necessary to operate a mine in Brazil. The Brazilian Amazonas Environmental Protection Institute will review and consider any application for an Operational License, and will decide whether to issue this license following construction of the mining project. The Operational License is required for us to be able to perform mining and mineral exploitation activities in our mineral rights area, as well as sell the produced potash.

Mining Concession

At such time when we complete the construction of the Autazes Project, and we have received the Operational License, we believe that we will receive the mining concession called Concessão de Lavra (which we refer to as the “Mining Concession”), which is granted by the Brazilian Ministry of Mines and Energy. In connection with the Mining Concession, we previously prepared and submitted a plan called Plano de Aproveitamento Econômico (PAE) (which we refer to as our “Plan for Economic Development of the Deposit”), which has been approved by the Brazilian National Mining Agency. The Mining Concession will be granted based upon and in accordance with the approved Plan for Economic Development of the Deposit. The approval of the Technical Report in respect of the Autazes Project will establish a firm presumption that the corresponding Mining Concession will be issued to us, subject only to us obtaining the Operational License. As the holder of the Mining Concession, we will have exclusive rights to undertake mining operations for the Mineral Resources specified in the Mining Concession within the authorized mineral rights area. The Mining Concession will be valid until the depletion of the mineral deposit. Although mineral deposits in Brazil are federal property, a mining concession holder is the assured owner of the extracted mineral.

As the holder of the Mining Concession, we will have a range of obligations, including to: (i) start the mining work, in accordance with the development and mining plan approved by the Brazilian National Mineral Agency, within six months from the date of publication of the Mining Concession in the Official Gazette of the Brazilian federal executive; (ii) carry out the mining work in accordance with the approved development and mining plan; (iii) extract only the minerals indicated in the Mining Concession or any addendum thereto;

(iv) communicate to the Brazilian National Mineral Agency the discovery of any mineral substance not included in the Mining Concession; (v) carry out the mining work in accordance with applicable laws, rules and regulations; (vi) appoint a duly qualified person to supervise the mining work; (vii) refrain from intentionally obstructing or hampering the future development of the mineral deposit; (viii) be liable for any loss or damage caused to third parties resulting from the mining work; (ix) not cause air or water pollution as a result of the mining work; (x) protect and preserve water sources, as well as to use them in accordance with applicable technical instructions and requirements; (xi) observe and comply with all instructions and recommendations of applicable regulatory authorities; (xii) refrain from suspending the mining work for more than six months without the prior consent of the Brazilian National Mineral Agency; (xiii) keep the mine in good condition during any suspension period; (xiv) rehabilitate the areas degraded by mining; (xv) pay royalties; and (xvi) comply with the provisions of the Brazilian National Dams Safety Policy.

Once commercial production of potash commences, we will be required to pay to the Federal Government of Brazil financial compensation for such mineral exploitation (Compensação Financeira pela Exploração Mineral), in the form of a royalty at a rate of 2% of our gross revenue.

Additionally, the Brazilian National Mineral Agency is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the Brazilian National Mineral Agency, through the issuance of a “Deed of Easement”, the holder of the mining title to which the Deed of Easement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon amicably, it will be determined by a court.

Once the exploitation of the mineral deposits has been concluded, the corresponding mining area must be rehabilitated in accordance with appropriate environmental and mine closure plans included as part of our Plan for Economic Development of the Deposit which was approved by the Brazilian National Mining Agency.

Current Status of our Licensing Process

Our current near-term goals are to have our Preliminary Environmental License reinstated and obtain the Installation License, both of which are required prior to starting construction of the Autazes Project. The reinstatement of our Preliminary Environmental License is subject to the initiation of our additional consultations with the indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, as per the March 2017 Suspension Agreement. There are two major steps that need to be followed in connection with these consultations. The first step is that the indigenous communities need to determine the means of, and who within their tribes will be involved in, the consultations. The first step has been completed. The second step is the actual consultation process, which initially started in November 2019 but was suspended due to the outbreak of COVID-19. In April 2022, following the lifting of COVID-19 related restrictions, we resumed our additional consultations with the Mura indigenous people, who make up the over 40 indigenous communities and tribes near the Autazes Project. Such consultations are being conducted in accordance with International Labour Organization Convention 169 and are currently ongoing. We believe that we will complete the first of up to three rounds of such additional consultations with the indigenous communities involved in the first quarter of 2023.

Additionally, the reinstatement of our Preliminary Environmental License and the issuance of the Installation License are subject to the review and approval by FUNAI of our Indigenous Component Study, which was submitted by us to FUNAI on November 1, 2022. Following FUNAI’s approval, our Indigenous Component Study and FUNAI’s approval will be submitted to (i) the court overseeing the December 2016 Civil Investigation to decide whether the suspension of our Preliminary Environmental License will be lifted, and (ii) the Brazilian Amazonas Environmental Protection Institute for its review (including with respect to the three Indigenous Support Programs included in our

Indigenous Component Study). At such point following the completion of these steps, we would have also satisfied the two remaining items to be completed in order for us to obtain the Installation License. It is possible, however, that the court overseeing the December 2016 Civil Investigation and/or the Brazilian Amazonas Environmental Protection Institute may interpret the March 2017 Suspension Agreement as requiring the completion of our consultations with the Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 prior to the reinstatement of our Preliminary Environmental License and/or the issuance of the Installation License, respectively. See “Risk Factors—Risks Related to our Business—We will not be able to commence construction of the Autazes Project until our Preliminary Environmental License is reinstated, and we subsequently obtain the Installation License” and “Business—Legal Proceedings”.

The following summarizes the various permits and licenses that are required in order to be fully authorized to operate a mine in Brazil:

Environmental Regulations

Our exploration and development activities are, and our future mining operations will be, subject to environmental laws and regulations in Brazil. We currently, and will continue to, maintain an operating policy that seeks to comply with all applicable environmental laws and regulations.

For additional information regarding the mining and environmental rules and regulations applicable to us and our proposed operations, including a more detailed description of the main permits and licenses that mining companies are required to obtain in order to be fully authorized to operate a mine in Brazil, see “Business—Regulatory Overview”. See also “Risk Factors—Risks Related to Mining.”

Our Competitive Strengths

We believe that the following competitive strengths, among others, will position us for future operational success:

•

Strategic in-country location of the Autazes Project. The Autazes Project is located close to Brazil’s existing agricultural and farming areas and near the Amazon River system, thus enabling a shorter and more efficient inland path to Brazilian farmers, with the initial leg by river barge and the final leg by truck. We believe that the average total transit time to transport our potash product from the Autazes Project to domestically located customers in Brazil will be five days, which is approximately twenty times shorter than the average transit time of 107 days that it takes to transport potash from other major potash producing suppliers in Canada and Russia to customers in Brazil. The state of Mato Grosso, Brazil is the largest consumer of potash among all states in Brazil and is responsible for more than 20% of domestic potash consumption. The state of Mato Grosso also shares a border with, and is a short distance from, the state of Amazonas, Brazil, where the Autazes Project is located. With expected at-scale production of an average of approximately 2.4 million tons of muriate of potash (which we refer to as “MOP”) per year, we believe that the Autazes Project should reduce Brazil’s reliance on imported potash, which made up approximately 95% of all potash used in Brazil in 2021. We believe that the Autazes Project is the only development stage potash project of significant size in Brazil, and we believe that it could eventually supply approximately 20% of Brazil’s current demand for potash.

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Lowest anticipated delivered cost to farmers. We estimate that the delivered cost of potash from the Autazes Project to Brazilian farmers will be approximately half of the average cost of potash imported into Brazil, and we believe that we will be profitable at prices where approximately 70% of existing potash producers outside of Brazil would not be profitable. Potash imported into Brazil has a substantially higher marginal delivered cost than potash produced in Brazil, providing a margin advantage for domestic potash producers, particularly in our case since the Autazes Project is only five miles from a major river system. This provides us with a structural margin advantage given Brazil’s current reliance on imported potash, and market pricing that reflects elevated import costs.

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Significant reduction in carbon emissions. Based on an analysis we commissioned from a consulting firm to assess the greenhouse gas (which we refer to as “GHG”) emissions anticipated to be generated by the Autazes Project (which we refer to as our “GHG Emissions Analysis”), as compared to a similar potash producer located in Saskatchewan, Canada exporting an equivalent amount of potash to Brazil, we believe that the production of potash from the Autazes Project would generate approximately 80% less Scope 1 and 2 GHG Emissions, and, when added to the reduction in Scope 3 GHG Emissions, we believe that our potash production will produce approximately 1.4 million tons less GHG emissions per year, which is the equivalent of planting approximately 57 million new trees. We believe that the estimated lower GHG emissions profile of the Autazes Project is a result of the combination of our plan to connect the Autazes Project to Brazil’s national power grid, which has approximately 80% of its power generated from renewable sources, and the significantly shorter distances we expect to have to transport our potash product to Brazilian farmers. We believe that having a significant role in helping produce the lowest possible carbon footprint in a rapidly decarbonizing world is a strong competitive advantage.

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Advancement of the Autazes Project to a near construction ready state. We have raised over $235 million through equity and debt financings for the development of the Autazes Project and have progressed it to a near construction ready state. The Environmental and Social Impact Assessment and the Technical Report have already been completed and a majority of the permits and licenses required to commence construction of the Autazes Project are in-hand. Substantially all of the land required for the Autazes Project has been acquired, and we are currently in negotiations with the landowners to purchase the remaining land required for our dry stacked tailings piles.

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The development of the Autazes Project is a priority for Brazil. The Autazes Project was deemed to be of “National Importance” by Brazil’s Federal Government and National Observatory. The Federal Government of Brazil also included the Autazes Project in its Partnership Investment Program, which provides us with direct access to Brazil’s Attorney General to provide support on legal matters, and indicates that the Autazes Project should be a top priority for government officials in terms of their review of our permit and license applications.

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Experienced and highly knowledgeable leadership team. We have an expert management team with significant development and operational experience at some of the world’s largest natural resource companies, as well as marketing, sales and business development experience at major potash companies. We boast support from an experienced natural-resource focused investor base and have relationships with some of the largest domestic Brazilian agribusinesses. Our Executive Chairman, Stan Bharti, has a strong operational and capital raising background with over 15 years of experience acquiring, restructuring, and financing mining assets. In 2011, Forbes & Manhattan, Inc., the private merchant bank that Mr. Bharti established in 2002, sold its stake in Consolidated Thompson Iron Mines to Cliffs Natural Resources Inc. for $4.9 billion in cash. Mr. Bharti has a significant amount of experience in Brazil including being part of the team that turned around the Jacobina gold mine in 2002 to then sell it for $750 million in 2006 to Yamana Gold. Our Chief Executive Officer, Matthew Simpson, previously worked at the Iron Ore Company of Canada, a subsidiary of Rio Tinto and Mitsubishi Corp, where he held several progressive roles in business evaluation and operations planning, including as Mine General Manager. Mr. Simpson also has extensive experience in mine design, construction and project management from his previous work at Hatch Ltd. as a process engineer. Adriano Espeschit, the President of Potássio do Brasil Ltda., previously worked for Vale S.A. – Iron Ore, Copper and Nickel and BHP Billiton in Australia, as well as Shell Canada where he was instrumental in discussions with the Fort McKay First Nation of Alberta regarding the development of the Lease 90 Project. Mr. Espeschit was part of the teams that developed the Sossego Copper Mine in Pará State with Vale S.A. and the Santa Rita Nickel Mine in Bahia State with Mirabela Nickel.

Our Business Objectives and Growth Strategies

Our primary business objectives are to win a significant share of the Brazilian potash market and be the sustainable potash supplier-of-choice for Brazilian farmers. We intend to be a significant domestic source of potash fertilizer in Brazil to alleviate Brazil’s dependence on imported potash and farmer supply-chain risk, while supporting economic prosperity and agricultural sustainability in Brazil and food security globally. We plan to accomplish these business objectives by pursuing the following strategies:

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Focus solely on providing our potash from the Autazes Project to Brazilian farmers. Brazil is the world’s second largest market, and one of the fastest growing markets, for potash consumption, but it imports 95% of its potash needs, primarily from Canada, Russia and Belarus. Our potash production at the Autazes Project is expected to be entirely granular MOP for fertilizer applications that are currently being used in Brazil. Our planned mine and surface assets are expected to be optimally positioned in the Brazilian market to produce potash in close proximity to Brazilian farmers, enabling ‘just-in-time’ delivery, with a shorter supply chain, as compared to overseas potash producers whose products must travel significant distances to reach Brazil, resulting in a significantly higher carbon footprint. We anticipate selling all of our produced potash in Brazil, and plan to target all of the key farming regions in Brazil, particularly the highest potash consuming states such as Mato Grosso.

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Establish and maintain a position as the lowest-cost provider of potash in Brazil. Given the location of the Autazes Project, we believe that we will be able to provide our processed potash at the lowest all-in delivered cost to Brazilian farmers. Our priority is to build and operate our Autazes mine with a strong focus on operational and commercial efficiency to ensure that we can achieve the low operating cost and emissions profile that will differentiate the Autazes Project and our Company from our competitors. Because our potash ore body is located in Brazil only five miles from the Madeira River, our primary mode of product transportation will be through relatively low-cost river barges followed by trucks, whereas our competitors typically have to transport their potash products between 8,000 to 12,000 miles in total by trains and ocean vessels to reach Brazil, followed by in-land trucking. Because of our location advantage, we believe that our estimated cost to mine, process and deliver our potash product to Brazilian farmers will be lower than the transportation cost alone for imported potash, which should provide us with a substantial and sustainable competitive advantage. Additionally, the core competencies of our management team include the development and operation of natural resource assets, particularly bulk commodities, and as such, we intend to take an asset-light approach to transportation and distribution by using competent third-party vendors to ensure our focus is squarely on realizing value from the Autazes Project.

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Establish strategic partnerships within the industry. To enable our supply chain to Brazilian farmers, we plan to pursue exclusive third-party marketing, logistics and offtake agreements with large-scale, vertically integrated Brazilian agri-business companies that have the scale and mid/downstream infrastructure to efficiently transport large quantities of our potash product from our planned port on the Madeira River to Brazilian farmers. We view this approach, which should provide us with access to tangible physical infrastructure and valuable local and regional agricultural knowledge, as both capital efficient and critical to establishing credibility and long-term customer relationships.

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Nurture opportunity for sustainability leadership and innovation. An overarching component of our strategy is to establish our Company as an industry leader in sustainable potash production. We believe that our plan to connect the Autazes Project to Brazil’s national power grid, which has approximately 80% of its power generated by renewable sources, as well as the significantly shorter distances we expect to have to transport our potash product to Brazilian farmers, will enable us to establish a lower GHG emissions profile than can be found at other potash mines around the world. For example, based on our GHG Emissions Analysis, we believe that GHG emissions from the Autazes Project will be approximately 80% less than the GHG emissions generated by a similar potash producer located in Saskatchewan, Canada exporting an equivalent amount of potash to Brazil.

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Expand our production capabilities and growth opportunities. The Autazes Project is estimated to have a mine life of 23 years at a production rate of an average of approximately 2.4 million tons per year. We have explored less than 5% of the Amazonas potash basin that we believe to be mineralized based on drilling that was done during the 1960s and 1970s by Petrobras, Brazil’s state-owned petroleum company. Future exploration offers the opportunity to extend the life of the Autazes Project as well as increase potash production.

Our Industry and Market Opportunity

Overview

Potash is the common name for the group of minerals containing potassium (K). Together with nitrogen and phosphorous, potash is one of the three primary nutrients essential for plant life, and we believe that it is an essential component to sustainably feed a growing world. The use of potash is necessary in order to grow more food per acre by enabling farmers to improve agricultural productivity and crop quality.

Agronomically, potash is responsible for promoting all critical metabolic functions in plants and improving plant resistance to biotic and abiotic stress. For example, potash supports photosynthesis, protein formation, and water regulation, increasing plant strength and improving resistance to factors that adversely affect crop yields such as disease, pests, heat, drought, and frost.

Plants pull nutrients from the soil as they grow. Fertilizer helps farmers to replenish the nutrients that are removed from the soil, and ensures the soil health necessary to generate strong crop yields in future seasons. This is particularly important in regions such as Brazil where farming intensity is high due to its favorable climate and the increasing number of large-scale and broadly mechanized farming operations.

The vast majority of potash is applied as MOP, which is the potash fertilizer product we plan to produce at the Autazes Project. MOP is the form of potash that is used on potassium-intensive row crops such as corn, soybean, rice, cotton and sugarcane, all of which are commonly grown in Brazil. According to potassium chloride market outlook information (which we refer to as the “CRU May 2022 Potassium Chloride Market Outlook”) included in a database maintained by CRU Group, a business intelligence company focused on the global mining, metals and fertilizers industries (which we refer to as “CRU”), global annual sales of potash were approximately 78 million tons per year in 2021, and the compound annual growth rate of the global potash market was approximately 2.38% from, 2003 to 2021, outpacing the growth of the other primary fertilizer nutrients. Brazil is the second largest potash market and one of the fastest growing markets in the world for potash consumption (CRU, “CRU’s Potassium Chloride Database”, May 27, 2022). However, to properly contextualize the significance of Brazil, a general understanding of the global potash market supply and demand dynamics and the underlying drivers is beneficial.

Potash Demand

As the world’s population grows, so too does global economic output, prosperity, and the demand for calorie-rich diets. In turn, these drive higher protein consumption, which relies on potash to increase food production. For example, according to the U.S. Department of Agriculture (which we refer to as the “USDA”) Economic Research Service, in the United States, approximately 38% of corn consumption is for animal feed, and approximately 34% is for the production of ethanol for blending with gasoline (USDA Economic Research Service, “Feed Grains: Yearbook”, August 17, 2022). In addition, according to a USDA Foreign Agricultural Service report, the majority of ethanol in Brazil is produced from sugar cane, another potash intensive crop (USDA Foreign Agricultural Service, “Corn Ethanol Production Booms in Brazil”, October 8, 2020). We believe that increasing meat consumption and improving methods of fertilizer application (particularly in developing economies where potash has been historically underapplied) will be key drivers of increased potash use. Furthermore, as many countries adopt decarbonization policies and biofuels become an increasingly important part of the energy transition, potash may play not only a critical role in feeding the world, but also in fueling it.

Source: CRU, “CRU’s Potash Fertilizer Long-Term Outlook Database”, March 21, 2022.

According to the CRU May 2022 Potassium Chloride Market Outlook, global annual sales of potash reached a record of approximately 78 million tons of MOP consumed in 2021, and the global potash market is expected to grow to approximately 85 million tons by 2026, driven largely by Brazil and Asia. China is presently the world’s largest consumer of potash, followed by Brazil, however, as referenced in the chart above, demand from South America is projected to eventually outpace demand from East Asia. Furthermore, Brazilian potash consumption is expected to grow at a compound annual growth rate of 6.6% from 2022 to 2026, which is approximately 53% more than the forecasted compound annual growth rate of 4.3% for global potash consumption during the same period.

Potash Supply

The global potash market is highly concentrated, comprised of just a few meaningful suppliers. The world’s largest potash reserves are located in only a few regions in the world. According to the CRU May 2022 Potassium Chloride Market Outlook, global production of potash in 2021 was approximately 79 million tons, with over 63% of effective capacity held by eight companies. The countries that export the most potash are Canada, Russia, and Belarus.

Source: CRU May 2022 Potassium Chloride Market Outlook.

The consolidated structure of the global potash market makes it susceptible to supply shocks, such as the disruptions caused by the COVID-19 pandemic, Belarussian sanctions, and Russia’s war in Ukraine, which have driven potash prices to record highs. The fastest growing regions in the world have few domestic sources of potash production, making them heavily reliant on imported potash and leaving them exposed to trade flow imbalances and supply chain disruptions. We expect the outlook for the global supply and demand of potash to be tight in the near future.

Market Opportunity: Brazil – A Key Potash Market

According to the Food and Agriculture Organization of the United Nations (which we refer to as “FAO”), Brazil was the largest net exporting country of agricultural goods in 2019 (FAO, “World Food and Agriculture – Statistical Yearbook 2021”, 2021). And according to a USDA Foreign Agricultural Service report, Brazil exported $110 billion of agricultural products in 2021, and Brazil ranks first in production for many of the world’s highest-demand and potash-intensive crops, such as soybean and sugarcane. Consequently, Brazil is a key market for potash producers, since in order to increase the volume and value of crop yields, frequent and balanced replenishment of nutrients in the soil is needed. Potash is integral to Brazil’s economic success, since Brazil generates approximately 27% of its gross domestic product from the agricultural sector (USDA Foreign Agricultural Service, “Brazilian Economic and Agricultural Overview”, February 9, 2022). However, Brazil, like many other high growth regions such as China and Southeast Asia, is heavily reliant on imported potash and imports approximately 95% of its potash needs (CRU, “CRU’s Potassium Chloride Database”, May 27, 2022). As illustrated in the chart below, most of the potash that Brazil imports comes from Canada, Russia and Belarus, with approximately 47% of its imported potash in 2021 coming from currently sanctioned countries.

Source: CRU May 2022 Potassium Chloride Market Outlook.

Due to relatively high logistics expenses and the highly fragmented number of buyers, customers in Brazil typically pay a higher price for MOP than most of the world. According to the CRU May 2022 Potassium Chloride Market Outlook, the preferred MOP product in the Brazilian market is granular potash with a target grade of 60.5% potassium oxide (K2O) (95% MOP), and it typically sells for a premium over standard (fine) MOP. The historic Free On Board (FOB) spot price for granular potash delivered to Brazil as compared to the Free On Board (FOB) Vancouver spot price and the Cost and Freight (CFR) China contract price for standard potash is illustrated in the graph below:

Source: Fertilizer Weekly, “Fertilizer Historical Prices”, October 13, 2022.

We plan to produce only granular 60.5% K2O MOP and sell all of our potash domestically in Brazil. We believe that we will have low transportation costs because the Autazes Project is located only five miles from the Madeira River where relatively lower cost barges can be used to transport our potash product a substantial portion of the way to Brazilian farmers. Because the Autazes Project will be located near a major river system, we believe that our cost to mine, process and deliver potash will be lower than the transportation cost alone for imported potash, which will provide a substantial and sustainable logistics cost advantage for our potash product. Based on our GHG Emissions Analysis, by connecting the Autazes Project to Brazil’s national electricity grid, which has approximately 80% of its power generated by renewable energy sources, and as a result of the substantially lower distances that we will have to transport our potash product to Brazilian farmers, we believe that our operations in Brazil will generate approximately 1.4 million tons less GHG emissions per year than the GHG emissions that would be generated by a similar potash producer located in Saskatchewan, Canada exporting an equivalent amount of potash to Brazil, which is the equivalent of planting approximately 57 million new trees.

We believe that Brazil’s government recognizes that reliance on imported potash is not a tenable long-term solution. In 2022, Brazil launched a national fertilizer plan that aims to reduce its use of imported fertilizers from 85% of its current aggregate use to 45% by 2030, which implies obtaining approximately eight million tons of potash from domestic sources. The Autazes Project’s expected at-scale production of an average of approximately 2.4 million tons of MOP per year is expected to help Brazil achieve this objective. Additionally, the Autazes Project was deemed to be of “National Importance” by Brazil’s Federal Government and National Observatory. The Federal Government of Brazil also included the Autazes Project in its Partnership Investment Program, which provides us with direct access to Brazil’s Attorney General to provide support on legal matters, and indicates that the Autazes Project should be a top priority for government officials in terms of their review of our permit and license applications. Furthermore, we believe that by purchasing the potash produced at the Autazes Project, Brazil will lower its total agricultural carbon footprint with a dramatically lower GHG emissions profile, as compared to purchasing potash from overseas producers. The Autazes Project is an asset intended to be ‘by Brazil, for Brazil’, with 100% of our produced potash expected to go to Brazilian farmers

Competition

The potash mining industry is subject to competitive factors, including, among others, the following:

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Global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions and increased price competition, or a significant change in agriculture production or consumption trends, could lead to a sustained environment of reduced demand for potash, and/or low commodity prices, which could favor competitors;

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Our products will be subject to price competition from both domestic and foreign potash producers, including foreign state-owned and government-subsidized entities, who will be less impacted by fluctuations in global potash prices;

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Potash is a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service;

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Most of the potash mining companies with which we will be competing have a developed potash mining and production capacity, existing customer relationships, and greater financial resources and technical capabilities than we have at this point in time;

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Competitors and potential new entrants in the markets for potash have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities; and

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Some potash customers require access to credit to purchase potash, and a lack of available credit to customers could adversely affect demand for our potash as there may be an inability for such customers to replenish their inventories due to a lack of credit. Additionally, we currently do not intend to provide credit to customers in connection with their purchases of potash from us, however, certain of our competitors may do so, and customers may choose to purchase potash from such competitors for this reason.

Furthermore, the mining business is competitive in all phases of exploration, development and production. We will compete with a number of other mining companies in the procurement of equipment and for the hiring of skilled labor. We also compete for financing with other mineral resource companies, many of which have greater financial resources and/or more advanced properties than us. Upon commencement of our operations, some of our largest competitors would include The Mosaic Company in Brazil, and Nutrien Ltd., Uralkali PJSC, and Belaruskali OAO outside of Brazil. As a result of this competition, we may in the future be unable to raise additional capital. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

Our ability to raise additional capital will depend on our success in developing the Autazes Project. Factors beyond our control may affect our ability to successfully develop the Autazes Project and commence mining operations and potash production. As a result of the competitive factors mentioned above or those that may not be known by us at this time, we may not be able to successfully develop and complete the Autazes Project. See also “Risk Factors—Risks Related to Mining.”

Recent Developments

Regulation A Offering

Pursuant to an offering under Tier 2 of Regulation A promulgated under the Securities Act (which we refer to as our “Regulation A Offering”), we completed an offering of 10,118,706 Common Shares. Our Regulation A Offering was made pursuant to our Form 1-A Offering Statement, which was initially filed by us with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on May 5, 2020 and qualified by the SEC on June 26, 2020, and our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021. The Common Shares were offered in our Regulation A Offering at a purchase price of $4.00 per Common Share.

Our Regulation A Offering closed on August 2, 2022, with an aggregate of 10,118,706 Common Shares sold and approximately $40.5 million in gross proceeds raised. We used the net proceeds from our Regulation A Offering to fund our pre-operation administrative costs, including for conducting additional consultations with indigenous communities, complying with our Preliminary Environmental License, conducting engineering for other applications and permits, conducting essential testwork prior to starting the engineering, procurement and construction management phase, maintaining our mineral rights, updating and optimizing the Technical Report, and executive compensation.

Summary Risk Factors

There are a number of risks that you should carefully consider before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 23 of this prospectus. You should read and carefully consider these risks and all of the other information in this prospectus, including the financial statements and the related notes thereto included in this prospectus, before deciding whether to invest in our Common Shares. If any of these risks actually occur, our business, financial condition, operating results and cash flows could be materially adversely affected. In such case, the trading price of our Common Shares would likely decline, and you may lose all or part of your investment. These risk factors include, but are not limited to:

•	We are a development stage company, and there is no guarantee that the Autazes Project will result in the commercial extraction of potash.

•	We will not be able to commence construction of the Autazes Project until our Preliminary Environmental License is reinstated, and we subsequently obtain the Installation License.

•	The commencement of our mining operations for the Autazes Project is subject to various risks.

•	Significant long-term changes in the agriculture space could adversely impact our business.

•	Shifting global dynamics may result in a prolonged agriculture downturn.

•	Our ability to raise additional financing may be affected by global market conditions that we do not control and cannot predict.

•	We are subject to various levels of political, economic and other risks and uncertainties associated with operating in Brazil.

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We do not currently have an operating mine, and the development of the Autazes Project into an active mining operation is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine.

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Governmental regulations, including mining and environmental laws, regulations and other legislation, may increase our costs of doing business, restrict our operations, or result in the imposition of fines, the revocation of permits, or the shutdown of our facilities.

•	Our business is highly dependent on the market demand for and prices of the potash we mine and produce, which are both cyclical and volatile.

•

Our estimates of potash ore resources and reserves may be materially different from the quantities of potash we actually recover, and market price fluctuations and changes in operating and capital costs may render certain potash ore reserves uneconomical to mine.

•	Mining operations involve inherent risks and uncertainties, some of which are not insurable.

•	The potash mining industry is highly competitive.

•	Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

•	We have no history of mining operations on which to judge our business prospects and management, and may never achieve active potash production.

•	Our financial situation creates substantial doubt whether we will continue as a going concern.

•	We will need but may be unable to obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

•	We may face potential opposition to the Autazes Project, which could increase our operating costs or result in substantial delays or a shutdown of the Autazes Project.

•	Our development depends on our management members and other key personnel and skilled labor, and our ability to attract, hire, train and retain them.

•	Conflicts of interest may exist between us and certain of our directors and executives.

•

Our executives, directors, major shareholders, and their respective affiliates will continue to exercise significant control over us after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

•	As a “foreign private issuer”, we will have different disclosure and reporting requirements than U.S. domestic issuers, which could limit the information publicly available to our shareholders.

•	U.S. civil liabilities may not be enforceable against our Company, our directors, our executives, or the experts named in this prospectus.

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We have broad discretion in how we use the net proceeds from this offering, and we may not use such net proceeds effectively, which could affect our results of operations and cause the market price of our Common Shares to decline.

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We believe that we will likely be classified as a passive foreign investment company for U.S. federal income tax purposes for the current taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. Holder.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”). As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to reporting companies that make filings with the SEC. For so long as we remain an emerging growth company, we will not be required to, among other things:

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present more than two years of audited financial statements and two years of related management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”);

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report to provide additional information about the audit and our financial statements (i.e., an auditor discussion and analysis);

•	disclose certain executive compensation related items; and

•	seek shareholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements, to the extent applicable to us as a foreign private issuer.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report, and expect to continue to report, under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such accounting standards is required by the IASB.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the first fiscal year during which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, upon the consummation of this offering, we will be a “foreign private issuer” under the Exchange Act and will report in accordance with the rules and regulations applicable to a “foreign private issuer”. As a foreign private issuer, we will take advantage of certain provisions under the rules that allow us to follow the laws of the Province of Ontario for certain corporate governance matters. Even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events;

•	the rules under the Exchange Act requiring U.S. domestic public companies to issue financial statements prepared under U.S. GAAP; and

•	Regulation Fair Disclosure (also known as “Regulation FD”), which regulates selective disclosures of material information by issuers.

As a foreign private issuer, we will have four months after the end of each fiscal year to file our annual report on Form 20-F with the SEC. In addition, our executive officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act.

Foreign private issuers, like emerging growth companies, are exempt from certain more stringent executive compensation disclosure rules. As such, even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are not a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

(i) the majority of our executive officers or directors are U.S. citizens or residents;

(ii) more than 50% of our assets are located in the United States; or

(iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Corporate Information

Our legal and commercial name is Brazil Potash Corp. We were incorporated on October 10, 2006 under the laws of the Province of Ontario, Canada, and are headquartered in Toronto, Ontario, Canada. We were formed to engage in the exploration and mining of potash in Brazil.

Our agent for service of process in the United States is CT Corporation System, located at 28 Liberty Street, New York, New York 10005. Our principal executive offices are located at 198 Davenport Road, Toronto,

Ontario, Canada, M5R 1J2, and our main telephone number is +1(416) 309-2963. Our internet website is www.brazilpotash.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or our registration statement of which this prospectus forms a part. You should not consider any information on our website to be a part of this prospectus or our registration statement of which this prospectus forms a part, or use any such information in your decision on whether to purchase our Common Shares. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Issuer	Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada.

Common Shares Offered by Us	Common Shares.

Offering Price	We currently expect the initial public offering price to be between $ and $ per Common Share.

Over-Allotment Option	We have granted to the underwriters an option to purchase up to additional Common Shares from us at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Common Shares to be Outstanding Immediately After this Offering(1)	Common Shares (or Common Shares if the underwriters exercise in full their option to purchase additional Common Shares).

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $ (or $ if the underwriters exercise in full their option to purchase additional Common Shares), assuming an initial public offering price of $ per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to fund our pre-operation development expenses, increase our capitalization and financial flexibility, create a market for our Common Shares, and facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering primarily to fund our pre-operation development expenses, and for working capital and general corporate purposes, which will include, among others, expenses relating to (i) complying with our Preliminary Environmental License, (ii) engineering, procurement and construction for critical path items, and (iii) other pre-operation administrative matters, such as obtaining the Installation License, the Operational License, the Mining Concession, and other remaining required authorizations, permits and licenses for the Autazes Project, purchasing the remaining land to be used for the two dry stacked tailings piles, and maintaining our mineral rights. See “Use of Proceeds”.

Lock-Up

We, our directors and executives, and certain of our shareholders, collectively holding over     % of our outstanding Common Shares immediately prior to this offering, have agreed with the underwriters, subject to certain specified exceptions, not to sell, offer, issue, contract to sell, grant any option for the sale of, pledge, transfer, or otherwise dispose of, any Common Shares for a period of 180 days after the date of this prospectus, without the prior written consent of the representative for the underwriters. See “Underwriting—No Sales of Similar Securities” for more information.

Listing	We intend to apply for the listing of our Common Shares on the New York Stock Exchange (which we refer to as “NYSE”) under the symbol “GRO”.

Dividend Policy	We currently intend to retain any future earnings to finance the development of our operations, and, therefore, do not intend to pay any cash dividends in the foreseeable future. See “Dividend Policy”.

Transfer Agent	The transfer agent and registrar for our Common Shares is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1.

Risk Factors	Investing in our Common Shares is highly speculative and involves a high degree of risk. You should carefully read and consider the information under the section entitled “Risk Factors” beginning on page 23 of this prospectus, and all other information contained in this prospectus, before deciding to invest in our Common Shares.

(1)	The number of our Common Shares to be outstanding immediately after this offering does not include:

(a)	up to an aggregate of 1,147,500 Common Shares issuable upon the exercise of outstanding common share purchase warrants, which are exercisable at an exercise price of $1.00 per Common Share;

(b)

up to an aggregate of 8,995,500 Common Shares issuable upon the exercise of outstanding stock options, of which 2,905,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $1.00 per Common Share, 4,590,500 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $2.50 per Common Share, 250,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $3.75 per Common Share, and 1,250,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $4.00 per Common Share;

(c)

an aggregate of 5,030,741 Common Shares remaining and reserved, as of the date of this prospectus, for stock option awards that may be granted in the future under our Stock Option Plan (as defined under “Executive and Director Compensation—Stock Option Plan”);

(d)	up to an aggregate of 13,058,333 Common Shares issuable with respect to outstanding deferred share units (which we refer to as “DSUs”); and

(e)

an aggregate of 967,908 Common Shares remaining and reserved, as of the date of this prospectus, for DSU awards that may be granted in the future under our Deferred Share Unit Plan (as defined under “Executive and Director Compensation—Deferred Share Unit Plan”).

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional Common Shares from us.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth a summary of our consolidated financial information as of and for the six months ended June 30, 2022 and 2021, and as of and for the years ended December 31, 2021 and 2020. You should read the following summary consolidated financial information in conjunction with, and it is qualified in its entirety by reference to, our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 and 2021 and the related notes thereto, our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 and the related notes thereto, and the sections entitled “Capitalization”, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each of which are included elsewhere in this prospectus.

Our summary consolidated statement of loss and other comprehensive loss information for the six months ended June 30, 2022 and 2021, and our related summary consolidated statement of financial position information as of June 30, 2022, have been derived from our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 and 2021, prepared in accordance with IFRS, which are included elsewhere in this prospectus. Our summary consolidated statements of loss and other comprehensive loss information for the years ended December 31, 2021 and 2020, and our related summary consolidated statements of financial position information as of December 31, 2021 and 2020, have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020, prepared in accordance with IFRS, which are included elsewhere in this prospectus. In the opinion of our management, our unaudited condensed consolidated interim financial statements have been prepared on the same basis as our audited consolidated financial statements. Our interim financial results are not necessarily indicative of results of operations for the full year. Our historical results for the periods presented below are not necessarily indicative of the results to be expected for any future periods.

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
Statements of Loss and Other Comprehensive Loss Information:
Expenses:
Consulting and management fees	$1,108,811	$1,026,459	$2,023,284	$2,088,825
Professional fees	872,588	106,162	644,117	388,201
Share-based compensation	5,675,805	312,608	357,189	7,756,991
Travel expenses	1,606,759	128,449	231,821	42,414
General office expenses	92,052	69,310	148,715	139,091
Foreign exchange loss	6,898	104,110	68,243	111,761
Communications and promotions	195,933	27,512	62,528	377,150

Operating loss	$9,558,846	$1,774,610	$3,535,897	$10,904,433
Finance costs	$—	$211,426	$405,249	$201,185
Finance income	(51,750)	(653)	(5,056)	(2,496)

Loss for the year before income taxes	$9,507,096	$1,985,383	$3,936,090	$11,103,122
Income taxes	$56,261	$77,836	$93,276	$131,661

Loss for the year after income taxes	$9,563,357	$2,063,219	$4,029,366	$11,234,783
Other income (expense):
Items that subsequently may be reclassified into net income:
Foreign currency translation	$(3,638,198)	$(2,329,836)	$4,131,016	$16,880,716

Total comprehensive loss (income) for the period	$5,925,159	$(266,617)	$8,160,382	$28,115,499

Basic and diluted loss per share	$0.07	$0.02	$0.03	$0.09
Weighted average number of common shares outstanding – basic and diluted	139,080,565	130,156,349	131,176,764	129,918,444

	June 30,	December 31,
	2022	2021	2020
Statements of Financial Position Information (end of period):
ASSETS:
Current
Cash and cash equivalents	$15,355,532	$15,144,419	$72,438
Amounts receivable	679,836	2,616,544	518,670
Prepaid expenses	467,563	99,566	46,603

Total current assets	$16,502,931	$17,860,529	$637,711
Non-current
Property and equipment	$933,876	$866,961	$927,574
Exploration and evaluation assets	117,341,335	112,188,359	114,893,005

Total assets	$134,778,142	$130,915,849	$116,458,290

LIABILITIES:
Current
Trade payables and accrued liabilities	$939,894	$2,005,960	$8,081,091
Loans payable	—	—	1,773,661

Total current liabilities	$939,894	$2,005,960	$9,854,752
Non-current
Long term portion of land fee installment payable	$—	$—	$11,966
Deferred income tax liability	1,777,696	1,617,383	1,640,003

Total liabilities	$2,717,590	$3,623,343	$11,506,721
EQUITY:
Share capital	$231,831,887	$227,154,731	$197,304,457
Share-based payments reserve	49,577,107	43,023,258	43,259,413
Warrants reserve	604,000	604,000	23,715,254
Accumulated other comprehensive loss	(70,575,227)	(74,213,425)	(70,082,409)
Deficit	(79,377,215)	(69,276,058)	(89,245,146)

Total equity	$132,060,552	$127,292,506	$104,951,569

Total liabilities and equity	$134,778,142	$130,915,849	$116,458,290

RISK FACTORS

An investment in our Common Shares is highly speculative and involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this prospectus, including our audited consolidated financial statements and the related notes included in this prospectus, before deciding whether to invest in our Common Shares. If any of the following risks actually occurs, our business, results of operations, liquidity, financial condition, and prospects could be materially and adversely affected. In that event, the market price of our Common Shares could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business

We are a development stage company, and there is no guarantee that the Autazes Project will result in the commercial extraction of potash.

We are currently in the development stage of the Autazes Project, and have not yet commenced commercial extraction, processing, sale, or distribution of potash ore. Accordingly, we do not expect to realize profits in the short term, and we also cannot assure you that we will realize profits in the medium to long term or ever. Any profitability in the future from our business will be dependent upon further development of the Autazes Project, which is subject to various risks.

The exploration and development of potash ore involves a high degree of financial risk over a significant period of time. There is no guarantee that current development plans will result in profitable commercial mining operations. The profitability of our operations will be, in part, related to the cost and success of our development plans, which may be affected by several factors. Additional expenditures are required to construct, complete and install mining and processing facilities for the Autazes Project.

Additionally, development-stage projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Operating results for future periods are subject to numerous uncertainties, and we cannot assure you that we will ever be able to develop and produce potash from a commercially viable mine on the Autazes Property, or achieve or sustain profitability. Items such as future estimates of reserves or operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, as well as the Technical Report. Our prospects must be considered in light of the risks encountered by mining companies in the early stage of project development. Actual operating costs and economic returns from our mining operations once they have commenced may materially differ from our estimated operating costs and economic returns, and accordingly, our results of operations, cash flows, and financial condition may be materially and adversely affected.

We will not be able to commence construction of the Autazes Project until our Preliminary Environmental License is reinstated, and we subsequently obtain the Installation License.

There are three general types of environmental licenses that mining companies are required to obtain in order to be fully authorized to construct and operate a mine in Brazil, and we are required to obtain the first two types of environmental licenses, our Preliminary Environmental License and the Installation License, prior to the commencement of construction of the Autazes Project. In July 2015, we received our Preliminary Environmental License for the Autazes Project, however, in March 2017, we agreed with the court overseeing the December 2016 Civil Investigation, the Brazilian MPF, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people to suspend it subject to resolution of the December 2016 Civil Investigation. In addition, for us to obtain the Installation

License, we must complete and satisfy certain remaining conditions relating to the review and approval by FUNAI of our Indigenous Component Study, followed by our presentation to the Brazilian Amazonas Environmental Protection Institute of the formal approval by FUNAI of our Indigenous Component Study, including the three Indigenous Support Programs included therein. For more information, see “Business— Regulatory Overview—Brazilian Mining Regulations” and “Business—Legal Proceedings”.

Accordingly, we will not be able to commence the construction of the Autazes Project until our Preliminary Environmental License is reinstated, and we subsequently obtain the Installation License. There can be no assurance that we will be successful in having our Preliminary Environmental License reinstated or obtaining the Installation License in a timely manner, or at all. The reinstatement of our Preliminary Environmental License and the issuance of the Installation License are subject to the review and approval by FUNAI of our Indigenous Component Study, which was submitted by us to FUNAI on November 1, 2022. Following FUNAI’s approval, our Indigenous Component Study and FUNAI’s approval will be submitted to (i) the court overseeing the December 2016 Civil Investigation to decide whether the suspension of our Preliminary Environmental License will be lifted, and (ii) the Brazilian Amazonas Environmental Protection Institute for its review. There are no assurances, however, that FUNAI will review our Indigenous Component Study in a timely manner or ultimately grant us the necessary approvals. Even if FUNAI approves our Indigenous Component Study, the court overseeing the December 2016 Civil Investigation and/or the Brazilian Amazonas Environmental Protection Institute may interpret the March 2017 Suspension Agreement as requiring the completion of our consultations with the Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 prior to the reinstatement of our Preliminary Environmental License and/or the issuance of the Installation License, respectively, may not review our Indigenous Component Study in a timely manner, or may not ultimately grant us the necessary approvals, any of which may prevent us from having our Preliminary Environmental License reinstated or obtaining the Installation License in a timely manner or at all. For more information, see “Business—Regulatory Overview—Current Status of our Licensing Process” and “Business—Legal Proceedings”. Failure to have our Preliminary Environmental License reinstated or to obtain the Installation License in a timely manner or at all, would adversely impact the development of the Autazes Project and materially and adversely affect our business, results of operations, and financial condition.

The commencement of our mining operations for the Autazes Project is subject to various risks.

Our level of profitability, if any, in future years will depend to a great degree on prices of potash set by global markets and whether the Autazes Project can be brought into production. Whether we can commence our mining operations depends on a number of factors, including, but not limited to:

•	the willingness of lenders and investors to provide project financing;

•	the particular attributes of the potash deposit on the Autazes Property, such as its grade;

•	prices for potash;

•	mining, processing and transportation costs;

•	labor costs; and

•

governmental regulations, including, without limitation, regulations relating to prices, taxes, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The exact effect of these factors cannot be accurately predicted, but any of these factors on their own or a combination of these factors may materially and adversely affect our results of operations, financial condition, and prospects.

Significant long-term changes in the agriculture space could adversely impact our business.

The agricultural landscape is evolving at an increasingly fast pace as a result of various factors, including farm and industry consolidation, agricultural productivity and development, and climate change. Farm consolidation in developed markets has been ongoing for decades and is expected to continue as farmer demographics shift and advancements in innovative technology and equipment enable farmers to manage larger operations to create economies of scale in a lower-margin, more capital-intensive environment, which will also provide such consolidated agricultural entities with more bargaining power in connection with their purchases of potash. The advancement and adoption of technology and digital innovations in agriculture and across the value chain have increased and are expected to further accelerate as farmer demographics shift and pressures from consumer preference and governments evolve. The development of seeds that require less crop nutrients, development of full or partial substitutes for potash, or developments in the application of crop nutrients such as improved nutrient use or efficiency through use of precision agriculture could also emerge, all of which have the potential to adversely affect the demand for potash and our results of operations.

Additionally, increased consolidation in the crop nutrient industry has resulted in greater resources dedicated to expansion and research and development opportunities, leading to increased competition in advanced product offerings and innovative technologies. Some of our competitors have greater total resources or are state-supported, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities.

These factors as well as others (such as changes in dietary habits) could adversely affect long-term demand for our products and services, and materially and adversely affect our results of operations, financial condition, and prospects.

Shifting global dynamics may result in a prolonged agriculture downturn.

Global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions and increased price competition, or a significant change in agriculture production or consumption trends, could lead to a sustained environment of reduced demand for potash, and/or low commodity prices. The potash market is subject to intense price competition from both domestic and foreign sources, including state-owned and government-subsidized entities which are better able to absorb these shifting dynamics. Potash is a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies, and global trade. Periods of high- demand, high-capacity utilization, and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and capacity utilization and realized selling prices for potash to decline, resulting in possible reduced profit margins. Competitors and potential new entrants in the market for potash have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions, changes in such conditions, or other factors may cause delays or cancellation of some of these ongoing or planned projects, or result in the acceleration of existing or new projects, is uncertain. Future growth in demand for our products may not be sufficient to absorb excess industry capacity.

We are impacted by global market and economic conditions that could adversely affect demand for crop nutrients, or increase prices for, or decrease availability of, raw materials and energy necessary to produce potash. This includes the relative value of the U.S. dollar and its impact on the importation of fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, and other regulatory policies of foreign governments, trade wars and measures taken by governments which may be deemed protectionist, as well as the laws and policies affecting foreign trade and investment. Furthermore, some customers require access to credit to purchase potash, and a lack of available credit to customers in one or more countries, due to this deterioration, could adversely affect demand for crop nutrients as there may be an inability to replenish inventories in such conditions. We currently do not intend to provide credit to customers in connection with their purchases of potash from us, however, certain of our competitors may do so, and customers may choose to purchase potash from such competitors for this reason.

Our ability to raise additional financing may be affected by global market conditions that we do not control and cannot predict.

Recent global financial conditions have been characterized by increased volatility, and access to public financing, particularly for development stage companies, has been negatively impacted. These conditions may affect our ability to obtain equity or debt financing in the future on terms favorable to us or at all. If such conditions continue, our business and prospects could be materially and adversely impacted.

We are subject to various levels of political, economic and other risks and uncertainties associated with operating in Brazil.

The Autazes Project and the Autazes Property are located in Brazil, and, as a result, our operations are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. These risks and uncertainties include, but are not limited to:

•	currency exchange rates, restrictions on foreign exchange, currency controls, and currency remittance;

•	price controls;

•	import or export controls;

•	high rates of inflation;

•	labor unrest;

•	community relations;

•	renegotiation or nullification of existing permits, applications and contracts;

•	tax disputes and changes in tax policies;

•	changing political conditions, including corruption; and

•	governmental regulations that may require the awarding of contracts of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitudes in Brazil may adversely affect our operations. We may become subject to local political unrest or poor community relations that could have a debilitating impact on our operations and could result in damage to site infrastructure and injury to personnel.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installing of additional equipment, increasing security at the site, or other remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage as a result of mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations, which may materially and adversely affect our results of operations, financial condition, and prospects.

Furthermore, on October 31, 2022, Luiz Inácio “Lula” da Silva (“President Lula”) was elected as the next president of Brazil with a four-year term commencing in January 2023. As part of President Lula’s electoral campaign, he made public statements regarding being committed to stopping illegal mining, but was also supportive of legal, permitted mining in Brazil. Nonetheless, it is difficult to predict how President Lula’s new term will affect Brazil’s mining industry and regulatory regime at this time. In the event that President Lula determines to pass more stringent regulations on Brazil’s mining industry, our business and prospects could be materially and adversely impacted.

Our business, financial condition and results of operations may be adversely affected by inflation.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, has had significant negative effects on the Brazilian economy. The Brazilian federal government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation, and public speculation about any possible additional actions may also contribute to economic uncertainty in Brazil and weaken investor confidence in Brazil, which may adversely impact our ability to access the capital markets. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could materially and adversely affect our business.

As a result, Brazil may continue to experience high levels of inflation in the future, which may negatively impact domestic demand for our products, result in higher labor, transportation, machinery and raw materials costs, and consequently cause our development, construction, and operating costs for the Autazes Project to be substantially higher than initially estimated. Inflationary pressures may also lead to further government intervention in the economy, including the introduction of government policies that may materially and adversely affect the overall performance of the Brazilian economy, which in turn may limit our ability to obtain additional financing at acceptable interest rates and terms, if at all, and materially and adversely affect our business. In addition, we may not be able to adjust the prices we charge to our customers to offset the effects of inflation on our cost structure.

Our results of operations and financial condition may be materially and adversely affected by currency exchange rate fluctuations.

We are subject to risks related to currency exchange rate fluctuations. Our reporting currency is the dollar of the United States of America, which is exposed to fluctuations against other currencies. Our primary operations are located in Brazil where expenditures and obligations are incurred in the Brazilian real. As such, our results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect our financial position and operating results. We have not undertaken any actions to mitigate transactional volatility in the United States dollar to the Brazilian real at this time. While we may enter into foreign currency forward contracts in the future in order to match or partially offset existing currency exposures, there is no guarantee that such contracts would fully mitigate our currency exposure.

The nature of our business includes risks related to litigation, regulatory and administrative proceedings, including the costs of such proceedings and the potential for damage awards that could materially and adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of our business exposes us to various risks related to litigation, including regulatory and administrative proceedings, governmental investigations, tax matters, environmental matters, health and safety matters, labor matters, civil liability claims, tort claims, and contract disputes, among others. Litigation and other proceedings can be inherently costly and unpredictable, making it difficult to accurately estimate the outcome of existing or future litigation. In addition, responding to such claims and defending such actions may be distracting to our management team. Although we establish provisions as we deem necessary in accordance with IFRS, the amount of provisions that we record could vary significantly from any amounts we actually pay, due to the inherent uncertainties and shortcomings in the estimation process. Future litigation costs, settlements or judgments could materially and adversely affect our results of operations and financial condition. Legal proceedings could have a material adverse effect on our ability to conduct our business and on our results of operations and financial condition, through increased litigation costs, settlements or judgements, diversion of resources, distraction of our management team, reputational damage, or otherwise.

Unpredictable events, such as the outbreak of the COVID-19 pandemic and associated business disruptions, could delay our operations, affect our ability to raise capital, increase our costs and expenses, and seriously harm our future results of operations and financial condition.

Our operations could be subject to unpredictable events, such as extreme weather conditions, acts of God and epidemics such as the COVID-19 outbreak, and other natural or manmade disasters, or business interruptions, for which we may not be adequately prepared or self-insured. For example, Brazil has been hard hit by the COVID-19 pandemic with over 34.6 million cases and over 685,000 deaths as of June 30, 2022. The Amazon city of Manaus, which is the largest city near the Autazes Project, has been particularly hard hit, which resulted in temporary lockdown measures put into place to contain the surge of COVID-19 cases. Our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were only recently allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions.

We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any such business disruptions could increase our costs and expenses and seriously harm our operations and financial condition. Additionally, the COVID-19 pandemic has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and the potash mining sector is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Furthermore, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, cash flows, and financial condition.

Risks Related to Mining

We do not currently have an operating mine, and the development of the Autazes Project into an active mining operation is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine.

The Autazes Project is at the development stage. Mine development is highly speculative in nature, involves many risks and uncertainties, and is frequently unsuccessful. First, mineral exploration must be performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate Mineral Resources, assess amenability of the deposit to mining and processing scenarios, and estimate potential deposit size. Once mineralization is discovered, it may take a number of years from the initial exploration phases before mineral development and production is possible, during which time the potential feasibility of the project may change adversely. Even if mineralization is discovered, that mineralization may not be economic to mine. A significant number of years, studies, and substantial expenditures are required to establish economic mineralization in the form of Proven Mineral Reserves and Probable Mineral Reserves, to determine processes to extract the metals, to obtain the rights to the land and the resources (including capital) required to develop the mining operation, and to construct mining and processing facilities.

Additionally, whether developing an operating mine is economically feasible will depend upon numerous additional factors, most of which are beyond our control, including the availability and cost of required development capital, movement in the price of potash, as well as obtaining all necessary consents, permits and approvals for the development of the mine. The economic feasibility of development projects is based upon many factors, including the accuracy of Mineral Resource and Mineral Reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and commodity prices, which are highly volatile. Development projects are also subject to the successful initial completion and any required subsequent updating of the Technical Report. Any of these factors and uncertainties may result in us being unable to successfully develop a commercially viable operating mine.

The failure to purchase all of the land intended for the operation Autazes Project could adversely impact our development of the Autazes Project.

We have purchased substantially all of the land required to construct the mine shafts, processing plant, and port necessary for the Autazes Project, however, we have not yet acquired approximately 50% of the land required for the dry stacked tailings piles. We currently plan to construct two tailings piles which will be located adjacent to the site of our proposed processing plant, and we will need at least one tailings pile to commence our operations. We have already purchased the majority of the land to be used for the first tailings pile, and we have begun negotiations with the landowners to purchase the remaining portion of the land to be used for the first tailings pile and the land to be used for the second tailings pile. However, there can be no assurance that we will be able to acquire the remaining land at a price or on terms favorable to us, or at all. If we fail to acquire the remaining land, we may be forced to reduce the area for the first tailings pile and find a replacement site for the second tailings pile which site may be less convenient or difficult to access, or we may operate with a single tailings pile, each of which alternatives in turn could increase the time and costs to transport and store the tailings, decrease productivity at the Autazes Project, and adversely affect our business, results of operations, and financial condition.

Governmental regulations, including mining and environmental laws, regulations and other legislation, may increase our costs of doing business, restrict our operations, or result in the imposition of fines, the revocation of permits, or the shutdown of our facilities.

Our exploration and development activities are, and, once commenced, our mining operations will be, subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection (including plant and animal species), mining taxes, and labor standards. In order for the us to carry out our activities and operations, our various permits and licenses, including the Mining Concession, must be obtained and kept current. There is no guarantee that our permits and licenses will be granted or reinstated, or that once granted or reinstated will be maintained and extended. Additionally, the terms and conditions of such licenses or permits could be changed and there can be no assurances that any application to renew any existing licenses will be approved. There also can be no assurance that all permits that we require will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, could have a material adverse impact on us.

Furthermore, based on our current development plan for the Autazes Project and discussions with relevant governmental authorities, we will be required to contribute approximately $160 million to partially fund the cost of providing the required infrastructure to facilitate the development of the Autazes Project, primarily consisting of the cost of construction of a new power transmission line that will connect the Autazes Project to Brazil’s national electricity grid. Additionally, we will have to obtain and comply with our permits and licenses, including the Mining Concession, that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans, and financial assurances. There can be no assurance that we will be able to fund any such contribution costs or comply with any such conditions, and any non-funding of any such contribution costs or non-compliance with any such conditions may result in the loss of certain of our permits and licenses for the Autazes Project, which may have a material adverse effect on us.

Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on us.

We are subject to extensive environmental laws and regulations.

Our operations are subject to extensive Brazilian federal, state, and local laws and regulations governing environmental protection. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of our operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on us, including the suspension or cessation of our operations.

Our current and future operations, including development and mining activities, are subject to extensive Brazilian federal, state and local laws and regulations governing environmental protection, including regarding the protection of endangered and other special status species and the protection and remediation of mining sites. Activities at the Autazes Property may give rise to environmental damage and create liability for us for any such damage or any violation of applicable environmental laws. To the extent we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy environmental pollution would reduce otherwise available funds and could have a material adverse effect on us. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on our mining project.

We are required to obtain or renew further government permits and licenses for our current development and contemplated future operations, including the lifting of the suspension of our Preliminary Environmental License and the issuance of the Installation License and the Operational License with respect to the Autazes Project. See “Business—Regulatory Overview—Brazilian Mining Regulations.” Obtaining, reinstating, amending or renewing the necessary Brazilian governmental permits and licenses can be a time-consuming process, potentially involving a number of regulatory agencies, public hearings, indigenous consultations, and costly undertakings by us. The duration and success of our efforts to obtain, amend and renew such permits and licenses are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authorities and staffing shortages at such permitting and licensing authorities. We may not be able to obtain, reinstate, amend or renew permits or licenses that are necessary to advance the development of the Autazes Project or for our contemplated operations, or the cost to obtain, reinstate, amend or renew such permits or licenses may exceed what we believe we can ultimately recover from our mine once in operation. Any unexpected delays or costs associated with the permitting and licensing process could impede the construction and eventual operations of the Autazes Project. In the event that such permits or licenses are not obtained, reinstated, amended or renewed, as applicable, or are subsequently suspended or revoked, we may be curtailed or prohibited from proceeding with our planned development, operational, and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on our business, results of operations, cash flows, financial condition, or prospects.

Additionally, it is possible that future changes in applicable laws, regulations and authorizations or changes in enforcement or regulatory interpretation could have a significant impact on our activities. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our or our subsidiaries’ financial capabilities. Brazilian authorities may also challenge the jurisdiction for environmental licensing of the Autazes Project, which creates uncertainties on whether the Autazes Project should be licensed by Brazilian federal or state authorities. Brazilian public prosecutors also have influence on those challenges or disputes, including through judicial actions.

We are subject to strict tailings impoundment safety regulations.

Mining companies face inherent risks with respect to their operations of tailings impoundments, which are structures built for the containment of the mining waste, known as tailings, and, as such, we are exposed to such risks. Such risks, if they were to occur, could materially adversely affect our reputation and ability to conduct our operations and expose us to liability, and, as a result, have a material adverse effect on our business, results of operations, and financial condition.

Additionally, the changes in regulation that may occur as a result of recent impoundment failures, such as those that have occurred in Brazil, could increase the time and costs to obtain new licenses or renew existing licenses to build or expand tailings impoundments or to build, operate, inspect, maintain and decommission tailings impoundments, or could require the use of new technologies. New regulations enacted in Brazil during 2020 may also impose more restrictive requirements that may exceed our current standards, including mandated compliance with emergency plans and increased insurance requirements, or require Potássio do Brasil Ltda. to pay additional fees or royalties to operate our planned dry stacked tailings piles. See also “Business—Environmental, Social and Governance—Environmental—Tailings and Waste Management” for more details regarding our planned dry stacked tailings piles.

We are subject to extensive health and safety laws and regulations.

Our operations are subject to various health and safety laws and regulations that impose various duties on us in respect of our operations, relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We expect to make significant expenditures to comply with the extensive laws and regulations governing mine development, worker safety, and waste disposal, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near the Autazes Project, but there can be no guarantee that these expenditures will ensure our compliance with applicable laws and regulations, and any non-compliance may have a material and adverse effect on us.

Our business is highly dependent on the market demand for and prices of the potash we mine and produce, which are both cyclical and volatile.

Our ability to access the capital required to finance our development activities and our results of operations in the future may be adversely affected by decreased market demand for, and declines in the price of, potash. The market for potash and potash prices are affected by numerous factors beyond our control, such as the sale or purchase of potash by various dealers, increased production due to improved mining and production methods, global and regional supply and demand, production and consumption patterns, central banks and financial institutions, interest rates, currency exchange rate fluctuation, inflation or deflation, speculative activities, government regulations relating to prices, taxes, land use, environmental protection and importing and exporting of minerals, and international political and economic trends, conditions and events. If any of these or other factors continue to adversely affect the price of potash, our ability to access the capital required to finance our development activities and our results of operations in the future may be materially and adversely affected.

In addition, the potash and fertilizer industry in general is intensely competitive and there is no assurance that, even if we commence commercial mining and processing of potash, a market will exist for the profitable sale of our products. Commercial viability of potash deposits may be affected by other factors that are beyond our control, including the particular attributes of the deposit such as its quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, and government legislation and regulations. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in us not receiving an adequate return on invested capital or having the Autazes Project be rendered uneconomic.

Our estimates of potash ore resources and reserves may be materially different from the quantities of potash we actually recover, and market price fluctuations and changes in operating and capital costs may render certain potash ore reserves uneconomical to mine.

Potash Mineral Resource and Mineral Reserve estimates will be based upon estimates made by our personnel and independent geologists and Qualified Persons. These estimates are inherently subject to uncertainty, since they are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work. The estimates of our potash resources and reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, or other relevant issues. As a result of the foregoing, there may be material differences between the estimated and the actual potash resources and reserves, which may impact the viability of the Autazes Project and have a material impact on our business.

The grade of potash that may ultimately be mined and processed may differ from that indicated by drilling results, and such differences could be material. The quantity and resulting valuation of potash resources and reserves may also vary depending on, among other things, commodity prices (which may render potash resources and reserves uneconomic), cut-off grades applied, and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. Any material changes in quantity of potash resources and reserves, grade, or stripping ratio may also affect the economic viability of the Autazes Project. Additionally, there can be no assurance that potash recoveries on a small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. To the extent that we are unable to mine and produce our potash as estimated and expected, our business, results of operations, financial condition, and prospects may be materially and adversely affected.

There is no certainty that any of the potash resources or reserves identified on the Autazes Property will be realized, that any anticipated level of recovery of potash will in fact be realized, or that the identified potash resources or reserves will ever qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. Until a deposit is actually mined and processed, the quantity of potash resources and reserves and related grades must be considered as estimates only, and investors are cautioned that we may ultimately never realize profitable commercial mining production with respect to the Autazes Project.

Mining operations involve inherent risks and uncertainties, some of which are not insurable.

Our business and future operations will be subject to a number of risks and hazards generally, including unexpected equipment failures, accidents resulting from underground mining activities, such as drilling, blasting and removing and processing minerals, unusual or unexpected geological conditions, ground or slope failures, cave-ins, natural phenomena such as inclement weather conditions, floods and earthquakes, adverse environmental conditions, industrial accidents, labor disputes, and changes in the regulatory environment. Such occurrences could result in damage on the Autazes Property or our mining and production facilities, personal injury or death, delays in our ability to undertake future development activities, monetary losses, increased costs, possible legal liability, and the imposition of additional significant environmental and/or health and safety oversight. Additionally, mining regulatory authorities could impose more stringent conditions and requirements in connection with the licensing of our development activities and operations for the Autazes Project.

Although we may maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our results of operations and financial performance.

The potash mining industry is highly competitive.

The potash mining industry is highly competitive in all of its phases, both domestically and internationally. We may be at a disadvantage in competing with other potash mining companies, many of which have greater financial resources, operational experience, and technical capabilities than us. We may also encounter competition from other potash mining companies in its efforts to hire experienced mining professionals. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability, and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Competition could adversely affect our ability to attract necessary funding. Any of the foregoing effects of competition could materially increase project development and construction costs and result in project delays, and even if we successfully develop the Autazes Project, the foregoing effects of competition could subsequently make it unprofitable for us to continue operating and materially and adversely affect us and our business and prospects.

Climate change and changes in climate change regulations could have a material adverse impact on our operations.

Climate change could have an adverse impact on our operations. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the circumstances affecting the Autazes Project. These may include changing average temperatures, changes in rainfall and storm patterns and intensities, water shortages, and changing sea levels. These changes in climate could have a material adverse impact on the cost of development or production on the Autazes Project and adversely affect our operations and financial performance.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance, and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our operating performance, ability to compete, and financial condition. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the potential impacts of climate change as it relates us or other companies in the natural resources industry could harm our reputation.

Adverse weather conditions, natural disasters, crop diseases, pests and other natural conditions could materially and adversely affect agricultural businesses, which in turn could significantly reduce the demand for potash and negatively impact our business.

Agricultural businesses are vulnerable to adverse weather conditions, natural disasters, crop diseases, pest infestations and other natural conditions, including floods, drought and temperature extremes, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality, and in extreme cases, entire harvests may be lost in some geographic areas. Such adverse conditions can result in increased costs, harvesting delays and/or loss of crops for farmers, which in turn could significantly reduce the demand for potash and materially and adversely impact our business and results of operations.

Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

Our long-term success, including the recoverability of the carrying values of our assets and our ability to continue with development, commissioning, and mining activities for the Autazes Project, will depend ultimately on our ability to achieve and maintain profitability, to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable potash, and to develop these into profitable mining activities. We cannot assure you that any ore body that we extract potash from will result in achieving and maintaining profitability and developing positive cash flow.

We depend on our ability to replenish our potash reserves for our long-term viability.

Potash reserves data is not indicative of future results of operations, and potash reserves will be depleted as we mine. We intend to use several strategies to replenish and increase our potash reserves, including additional exploration activities, the acquisition of mining concessions, and investing in technology that could extend the life of our mine by allowing us to cost-effectively process run-of-mine potash ore that was previously considered uneconomic. However, we cannot assure you that we will be able to successfully implement a strategy to replenish or extend the life of our potash reserves. If we are unable to replenish our potash reserves, our business, results of operations and prospects would be materially adversely affected.

Land reclamations and mine closures may be burdensome and costly.

Land reclamation and mine closure requirements are generally imposed on mining companies, such as ours, which could require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The actual costs of land reclamations and mine closures are uncertain and planned expenditures may differ from the actual expenditures incurred. Therefore, the amount that we may be required to spend could be materially higher than any current or future estimates. Any additional amounts required to be spent on land reclamations and mine closures may cause us to alter our operations, and may have a material adverse effect on our results of operation and financial condition. Additionally, we may be required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operations.

Risks of water inflows and costs associated with pumping water inflows during the mining process could adversely affect our operational results.

Our potash ore body is located approximately 820 feet to 1,300 feet below an aquifer, and although our proposed mining operations are designed to use a conventional underground room and pillar mining system that will utilize an approximately 260-foot thick salt back and consolidated materials to protect the potash ore body, a crack could occur in the ground between the potash ore body and the aquifer, which could lead to water ingress. As potash is a salt that will dissolve when exposed to water, it is critical to keep the potash ore body from being exposed to water inflows. Any exposure to water can result in significant damage to the Autazes Project, the mine shafts and our equipment, additional pumping costs, and operational disruptions, which would adversely affect our mining operations, operating results, and financial condition.

Although we believe that our mine and processing plant will be located at an elevation high enough to withstand significant floods, and we have commissioned studies on flood projections that we have used to determine the best areas for the installation of our proposed processing plant, dry tailings stockpile areas, and port, there can be no assurance that the preventative measures to be implemented at our mine and processing plant will be sufficient to address risks associated with water inflows. Flooding in the future resulting from a failure in connection with pumping water inflows or water related infrastructure could pose an unpredicted “force majeure” type event, which could result in financial liability for us, and have a material adverse effect on our business, results of operations, and financial condition.

Furthermore, to protect the mined potash from being exposed to water, we will transport our final product from our processing plant to our port using covered trucks. Our port, including the vessel loading areas, will be covered, and the barges used for river transportation will be also covered. However, there is no assurance that all or any portion of our final product will not be exposed to water during transportation, which would result in increased costs and lost revenues, and have an adverse impact on our results of operations.

Inadequate infrastructure may prevent mining operations.

The construction and operations of the Autazes Project depend on adequate infrastructure. In particular, reliable power sources, water supply, ventilation systems, surface facilities, and transportation are all necessary to the development, construction and operations of our contemplated mine. Failure to meet these infrastructure requirements or a substantial increase in the cost of meeting such requirements could affect our ability to develop, construct, and operate the Autazes Project, and could have a material adverse effect on our business, results of operations, cash flows, financial condition, or prospects.

Risks Related to Our Company

We have no history of mining operations on which to judge our business prospects and management, and may never achieve active potash production.

The Autazes Project is at the development stage, and we do not currently have an operating mine. We also have no operating history upon which to base estimates of future operating costs, capital spending requirements, site remediation costs, or asset retirement obligations. Operating results for future periods are subject to numerous uncertainties, and we cannot assure you that we will ever be able to develop and produce potash from a commercially viable mine on the Autazes Property, or achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by mining companies in the early stage of project development. Future operating results will depend upon many factors, including our ability to obtain financing, such as this offering, our ability to successfully develop and commence our mining operations, our success in attracting and retaining motivated and qualified personnel, our ability to control costs, and general economic conditions. We cannot assure you that we will successfully address any of these risks.

Our financial situation creates substantial doubt whether we will continue as a going concern.

Since inception, we have not generated revenues and have incurred losses, and as of June 30, 2022, have an accumulated deficit of approximately $79.4 million. Additionally, we expect to incur a net loss in the foreseeable future, primarily as a result of the estimated operating expenses related to the planned development of the Autazes Project. There can be no assurances that we will be able to develop the Autazes Project or achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this offering or additional financing through private placements, public offerings and/or bank financings necessary to support our working capital requirements. Furthermore, no assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions represent material uncertainties that could result in our inability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors in our Common Shares to lose their entire investment.

We will need but may be unable to obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

We have relied upon our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, and the proceeds from our Regulation A Offering to finance our exploration and development activities to date. However, there can be no assurance that such financing sources will continue to be available to finance our operations or that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts, or on terms acceptable to us, if at all.

Additionally, there are significant uncertainties in the capital markets impacting the availability of financing for the purposes of mineral exploration and development, including uncertainties relating to the global economy, increasing geopolitical risk, increasing volatility in the prices of potash and other minerals, as well as increasing volatility in the foreign currency exchange markets. Our intended operations are also exposed to various levels of regulatory, economic, political and other risks and uncertainties that may impact our ability to raise new capital.

Furthermore, any debt financings or other financings through the sale and issuance of securities senior to our Common Shares will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, financial condition, and prospects because we could lose our existing sources of financing and/or impair our ability to secure new sources of funding. If we do not obtain additional financing, our mining operations may never commence, in which case you may lose the entirety of your investment in us.

Our business and financial condition are subject to liquidity risk.

Liquidity risk arises when our financial obligations exceed our available cash and credit at any point in time. As we do not currently generate any revenue and do not expect to have revenue in the foreseeable future, we will be reliant upon debt and equity financings to mitigate our liquidity risk. The total cost and timing of our planned development and construction activities are not currently determinable, and it is not currently known precisely when we will require additional financing. There is no guarantee that additional financing will be available on commercially reasonable terms, or at all, and our inability to finance future development and operational activities would have a material and adverse effect on us and our business and prospects.

We may face potential opposition to the Autazes Project, which could increase our operating costs or result in substantial delays or a shutdown of the Autazes Project.

Opposition by any indigenous communities or governmental or non-governmental organizations to our proposed operations may require modifications to the development and/or operational plans of the Autazes Project, or may require us to spend significant amounts of time and resources in litigation or enter into agreements with such indigenous communities or governmental or non-governmental organizations with respect to the Autazes Project in order to secure necessary permits and licenses, including the Mining Concession, which, in some cases, may increase costs and cause delays to the advancement of the Autazes Project.

For example, we received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute in August 2015. Brazilian law provides that any indigenous people located within six miles of a future mine site have the right to be consulted. Accordingly, in connection with our application to obtain our Preliminary Environmental License, we and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by FUNAI, which is Brazil’s governmental protection agency that establishes and carries out policies relating to indigenous peoples in Brazil. However, after receiving our Preliminary Environmental License, the Brazilian MPF, which is Brazil’s federal prosecution office, opened the December 2016 Civil Investigation that questioned the validity of our Preliminary Environmental License based on a motion from a non-governmental organization that our consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169 (also known as the Indigenous and Tribal Peoples Convention (1989)). Brazil is a signatory to International Labour Organization Convention 169, which is the major binding international convention concerning indigenous and tribal peoples, and sets standards for national governments regarding indigenous peoples’ economic, socio-cultural and political rights. As a result of the December 2016 Civil Investigation, in March 2017, we agreed with the court overseeing the December 2016 Civil Investigation, the Brazilian MPF, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people to suspend our Preliminary Environmental License, and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169. Such additional consultations, which initially started in

November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were only recently allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions. We believe that we will complete the first of up to three rounds of such additional consultations with the indigenous communities involved in the first quarter of 2023.

Our operations are subject to certain influence of third-party stakeholders.

Some of the equipment that we intend to utilize in carrying out our development activities and mining operations will be leased from, and therefore subject to interests or claims by, third-party companies. In the event that such third parties assert any claims against our leased equipment, our development activities and mining operations may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for us.

Our development depends on our management members and other key personnel and skilled labor, and our ability to attract, hire, train and retain them.

Our development depends on the efforts of our management members, such as our Executive Chairman, Stan Bharti, our Chief Executive Officer, Matthew Simpson, and the President of Potássio do Brasil Ltda., Adriano Espeschit, other key personnel, and skilled labor. The mining industry is labor-intensive, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. Our development and construction activities for the Autazes Project, and the subsequent mining, processing, production and delivery of potash, will depend to a large degree on the availability of skilled labor in the regions where the Autazes Project is located, including the nearby city of Autazes. Additionally, it may become necessary to attract both international and local personnel to work on the project. We could experience significant delays in the development and construction of the Autazes Project, and, after commencement of our mining operations, increases in our recruiting and training costs, and decreases in our operating efficiency, productivity and profit margins, if we are unable to attract, hire and retain a sufficient number of skilled employees to support our operations.

The loss of any of these personnel, particularly to competitors, could have a material adverse effect on our business. The marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside our control, including competition for human capital and the high level of technical expertise and experience required to develop and execute the Autazes Project, will affect our ability to employ the specific personnel required. Due to our relatively small size, the failure to retain or attract a sufficient number of skilled personnel could have a material adverse effect on our business, results of future operations and financial condition.

Moreover, we do not intend to take out ‘key person’ insurance with respect to any of our directors, executives or other employees, and even if such policies were to be obtained, such insurance policies may not adequately compensate us for the loss of the services of one or more of our key management members or other key personnel. Such loss, or our inability to locate suitable or qualified replacements, could be detrimental to our development efforts and could materially and adversely affect our business, results of operations, and financial condition.

We may be adversely affected by labor disputes.

We may experience labor disputes in the future, including work slowdowns, work stoppages, strikes, and disputes related to unions or collective bargaining agreements that our workforce could be a part of in the future, which could disrupt our business operations. We do not currently intend, and are currently not required by Brazilian law, to enter into any collective bargaining agreements with our employees. However, it is possible that our employees may voluntarily join or form a union, or that Brazilian law will require us to use only a unionized workforce for our mining operations, in the future. Although we consider our current relations with our employees to be good, we may not be able to maintain a satisfactory working relationship with our employees in the future, and there can be no assurance that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, particularly in the context of negotiating or re-negotiating any collective bargaining agreements that we may enter into with our unionized employees, if any, which could have a material adverse effect on our business, results of operations, and financial condition.

Conflicts of interest may exist between us and certain of our directors and executives.

We may be subject to various potential conflicts of interest because of the fact that some of our directors and executives may be engaged in a range of business activities. All of our directors are also directors and/or officers of other companies, and certain of our directors and executives also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently, there exists the possibility for such directors and executives to have conflicts of interest with us. Any decisions involving our Company or our business that are made by any such directors and executives must be made in accordance with their duties and obligations to our Company to deal fairly and in good faith with a view to our best interests and the best interests of our shareholders.

Additionally, our directors and executives may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. These business interests could require significant time and attention of our directors and executives. In some cases, our directors and executives may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs, which could adversely affect our operations.

Our executives, directors, major shareholders, and their respective affiliates will continue to exercise significant control over us after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, and disregarding any Common Shares that they purchase in this offering, if any, the current holdings of our executives, directors, and major shareholders will represent beneficial ownership, in the aggregate, of approximately                % of our outstanding Common Shares, assuming we issue the number of Common Shares set forth on the cover page of this prospectus. See also “Principal Shareholders.” As a result, these shareholders will be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including matters such as the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders acquired their Common Shares for substantially less than the per share price of our Common Shares being acquired in this offering, and these shareholders may have interests, with respect to their Common Shares, that are different from those of the investors in this offering. In addition, this concentration of voting power among one or more of these shareholders may adversely affect the market price of our Common Shares by:

•	delaying, deferring or preventing a change of control in us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.

As a public company, we will be required to establish and maintain appropriate internal controls over financial reporting. As we mature, we will need to continue to develop and improve our current internal control systems over financial reporting and related procedures. Failure to establish appropriate internal controls, or any failure of those internal controls once established, could adversely impact our public disclosures regarding our business, results of operations, or financial condition. Additionally, our management’s review and assessment of our internal controls over financial reporting may identify weaknesses and conditions in our internal controls or other matters that may raise concerns for investors that we will need to address. Any actual or perceived weaknesses and conditions that need to be addressed in our internal controls over financial reporting may have an adverse impact on the price of our Common Shares.

We will continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will continue to incur significant accounting, legal and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act and Canadian securities laws and regulations, and will be required to comply with the applicable requirements, rules and regulations of the SEC, the Canadian Securities Administrators (which we refer to as “CSA”), and the NYSE, including the establishment and maintenance of effective disclosure and financial controls, the implementation of changes in our corporate governance practices, and required filings of annual and current reports with respect to our business and results of operations. We expect that compliance with these requirements will increase our financial and legal compliance costs and will make some activities more time-consuming and costly. Additionally, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management efforts toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company. We will also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We are subject to business and reputational risks related to sustainability and corporate social responsibility.

Our business faces increasing scrutiny related to environmental, social and governance (which we refer to as “ESG”) issues, including sustainable development, renewable resources, environmental stewardship, climate change, diversity and inclusion, workplace conduct, human rights, philanthropy, and support for local communities. Implementation of our ESG initiatives will require financial expenditures and personnel resources. If we fail to meet applicable standards or expectations with respect to these ESG issues, our reputation and corporate image could be damaged, and our business, results of operations, and financial condition could be adversely impacted. These failures could also result from the conduct of third parties, such as our customers or other partners.

Additionally, certain influential institutional investors are also increasing their focus on ESG practices and are placing importance on the implications and social cost of their investments. If our ESG initiatives and practices do not meet the standards set by these investors, they may choose not to invest in our Company, or if our peer companies outperform us with respect to their ESG practices, potential or current investors may instead elect to invest with our competitors. If we do not meet investor or shareholder expectations and standards with respect to our ESG initiatives and practices or are perceived to have not responded appropriately to address ESG issues within our Company, our business and reputation could be negatively impacted, and the market price for our Common Shares could be materially and adversely affected.

As a “foreign private issuer”, we will have different disclosure and reporting requirements than U.S. domestic issuers, which could limit the information publicly available to our shareholders.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and are not subject to the same SEC disclosure and reporting requirements that are imposed upon U.S. domestic issuers. As a foreign private issuer, we will be subject to different reporting and disclosure requirements that, in certain respects, are less detailed and less frequent than those applicable to U.S. domestic issuers. For example, as a foreign private issuer, we will not be subject to:

•

the same disclosure and reporting requirements as a U.S. domestic issuer under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events;

•	the proxy rules applicable to U.S. domestic issuers under Section 14 of the Exchange Act;

•

the insider reporting and short-swing profit rules applicable to U.S. domestic issuers under Section 16 of the Exchange Act, which means that our shareholders may not know on as timely a basis when our directors, executives, and principal shareholders purchase or sell our Common Shares; or

•	Regulation FD, which regulates selective disclosures of material information by issuers.

Additionally, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. As a foreign private issuer, even though we are required to furnish reports on Form 6-K to disclose material information that we are required to make public pursuant to Canadian law or are required to distribute to our shareholders generally, our shareholders may not receive information of the same type or scope, or as frequently, as is required to be disclosed by U.S. domestic issuers. Furthermore, as a foreign private issuer, we are also exempt from the requirements of Regulation FD which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors.

As a result of such varied reporting obligations, our shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic issuers.

As a foreign private issuer, we are permitted to, and we intend to, rely on exemptions from certain NYSE corporate governance standards, which may afford less protection to our shareholders.

As a foreign private issuer, we may take advantage of certain accommodations under the NYSE listing rules that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices rather than certain corporate governance standards of the NYSE that are otherwise applicable to U.S. domestic companies listed on the NYSE. We currently intend to follow the NYSE corporate governance requirements, except for the general requirement set forth in Section 310.00 of the NYSE listing rules that a listed company’s bylaws provide for a quorum for any meeting of the holders of the company’s voting shares that is sufficiently high to ensure a representative vote. Our bylaws provide that the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum. See also “Management—Corporate Governance Practices.”

Except as noted above, we currently intend to comply with all of the other corporate governance standards of the NYSE generally applicable to U.S. domestic companies, however, we may in the future decide to take advantage of other foreign private issuer exemptions with respect to some of the other corporate governance standards of the NYSE. Following our home country governance practices, as opposed to the corporate governance requirements that would otherwise apply to U.S. domestic companies listed on the NYSE, may provide our shareholders with less protection than is accorded to shareholders of companies that are subject to all of the corporate governance standards of the NYSE.

We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

We may in the future lose foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executives are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we lose our status as a foreign private issuer, we would be required to file periodic and current reports and registration statements on forms applicable to U.S. domestic issuers with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. Additionally, we may lose the ability to rely upon the exemptions from the NYSE corporate governance requirements that are available to foreign private issuers as described above. Therefore, a loss of our foreign private issuer status could result in additional regulatory and compliance costs and expenses, which would adversely affect our results of operations and financial condition.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies, including those relating to auditing standards and disclosure about our executive compensation.

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to reporting companies that make filings with the SEC. For so long as we remain an emerging growth company, we will not be required to, among other things:

•

present more than two years of audited financial statements and two years of related management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report to provide additional information about the audit and our financial statements (i.e., an auditor discussion and analysis);

•	disclose certain executive compensation related items; and

•	seek shareholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements, to the extent applicable to us as a foreign private issuer.

We currently intend to take advantage of the exemptions described above. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the first fiscal year during which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. See also “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not an emerging growth company. If some investors find our Common Shares to be less attractive as a result, there may be a less active trading market for our Common Shares or the trading price of our Common Shares may become more volatile.

We may be subject to tax risks in connection with carrying on our business in multiple jurisdictions.

We will operate and, accordingly, will be subject to income taxes and other forms of taxation in multiple jurisdictions. We may be subject to income taxes and non-income taxes in a variety of jurisdictions, and our tax structure may be subject to review by both Canadian and Brazilian tax authorities. Those tax authorities may disagree with our interpretation and/or application of relevant tax rules. A challenge by a tax authority in these circumstances could require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with such tax authority and, if such tax authority’s challenge is successful, could result in additional taxes (perhaps together with interest and penalties) being imposed on us, and as such an increase in the amount of taxes payable by us. Additionally, we may be subject to different taxes imposed by the Brazilian government, and changes within such tax, legal and regulatory framework may have an adverse effect on our financial results.

Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, our earnings may be affected by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities, and changes in the amount of other forms of taxation. The determination of our provision for income taxes and other tax liabilities will require significant judgment (including based on external advice) as to the interpretation and application of these rules. We may have exposure to greater than anticipated tax liabilities or expenses.

Furthermore, dividends and other intra-group payments made by us or Potássio do Brasil Ltda. may expose the recipients of such payments to taxes in the respective jurisdiction of organization and operation, and such dividends and other intra-group payments may also be subject to withholding taxes imposed by the jurisdiction in which the entity making the payment is organized or tax resident. Unless such withholding taxes are fully creditable or refundable, dividends and other intra-group payments may increase the amount of taxes paid by us.

Our information technology systems may be vulnerable to disruption, which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various information technology systems. These systems remain vulnerable to intrusion, disruption, damage or failure from a variety of sources, including, but not limited to, errors by employees or contractors, computer viruses, cyberattacks, including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our business, results of operations, and financial condition. Although to date, we do not believe that we have experienced any cyberattacks or other information security breaches, there can be no assurance that we will not incur such attacks or breaches in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance our protective measures and to investigate and remediate any security vulnerabilities.

U.S. civil liabilities may not be enforceable against our Company, our directors, our executives, or the experts named in this prospectus.

We are a corporation existing under the laws of the Province of Ontario, Canada, and our corporate office is located in Toronto, Ontario, Canada. In addition, our technical operations are based in Manaus, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil. All of our directors and executives, as well as the experts named in this prospectus, reside outside of the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our Company, our directors, our executives, or such experts, or to enforce judgments obtained against us or such persons, in in any actions in U.S. courts, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States. Additionally, rights predicated solely upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States may not be enforceable in original actions, or actions to enforce judgments obtained in U.S. courts that are brought in Canadian courts.

Risks Related to this Offering and Our Common Shares

We have broad discretion in how we use the net proceeds from this offering, and we may not use such net proceeds effectively, which could affect our results of operations and cause the market price of our Common Shares to decline.

We will have considerable discretion in the application of the net proceeds from this offering. We intend to use the net proceeds from this offering to fund our pre-operation administrative costs, including without limitation, new and ongoing development expenses, offering expenses, and working capital, and for other general corporate purposes. As a result, investors will be relying upon our management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds from this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. Additionally, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There is currently no public market for our Common Shares, a trading market for our Common Shares may never develop following this offering, and the prices for our Common Shares may be volatile and could decline substantially following this offering.

There is currently no public market for our Common Shares. Although we intend to apply to list our Common Shares on the NYSE, an active trading market for our Common Shares may never develop or if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for Common Shares will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our shareholders to sell their Common Shares; or

•	the price that our shareholders may obtain for their Common Shares.

If an active market for our Common Shares does not develop or is not maintained, you may not be able to sell your shares. This may also affect the price of our Common Shares in the secondary market, the liquidity of such shares, and the extent of regulation of our Company, as the issuer of such shares. Even if an active trading market develops for our Common Shares subsequent to this offering, the market price of our Common Shares may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our Common Shares.

Some of the factors that could negatively affect or result in fluctuations in the market price of our Common Shares include:

•	changes in market valuations of similar companies;

•	adverse market reaction to the level of our indebtedness;

•	our operating performance, including actual or anticipated variations in our publicly disclosed operating results, and the performance of other similar companies;

•	additions or departures of key personnel;

•	actions by shareholders;

•	speculation in the press or investment community;

•	negative publicity regarding us or our industry generally; and

•	general market, economic and political conditions, including an economic slowdown or downturn.

The offering price per share of our Common Shares offered in this offering may not accurately reflect the value of your investment.

Prior to this offering, there has been no public market for our Common Shares. The initial public offering price per share of our Common Shares offered in this offering was negotiated between us and the representative of the underwriters. Factors considered in determining the price of our Common Shares include:

•	the history and prospects of other mining companies, and prior offerings of those companies;

•	our prospects for successfully developing and commencing our mining operations;

•	an assessment of our management and its experience in the mining industry;

•	our capital structure;

•	general conditions of the securities markets at the time of this offering; and

•	other factors we deemed relevant.

The offering price in this offering may not accurately reflect the value of our Common Shares, and may not be realized upon any subsequent disposition of the shares.

If the market price of our Common Shares fluctuates after this offering, you could lose a significant part of your investment.

The market price of our Common Shares could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Additionally, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Common Shares.

If securities or industry analysts do not publish research or reports about our Company, or if they downgrade our Common Shares, the market price and trading volume of our Common Shares could decline.

The trading market, if any, for our Common Shares could be influenced by any research and reports that securities or industry analysts publish about our Company. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our Common Shares would be negatively impacted. In the event securities or industry analysts cover our Company and one or more of these analysts downgrade our Common Shares or publish inaccurate or unfavorable research about our Company, the market price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn might cause demand for our Common Shares to decrease, and cause the market price and trading volume of our Common Shares to decline.

If you purchase our Common Shares in this offering, you will experience immediate dilution.

The initial public offering price of our Common Shares in this offering is substantially higher than the projected net tangible book value per share of our Common Shares outstanding upon the completion of this offering. Accordingly, if you purchase our Common Shares in this offering, you will experience immediate dilution of approximately $                in the as adjusted net tangible book value per Common Share, assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This means that investors that purchase our Common Shares in this offering will pay a price per Common Share that substantially exceeds the per share net tangible book value of our assets. See “Dilution” for more information.

Future offerings of debt securities, which would rank senior to our Common Shares upon our liquidation, and future offerings of equity securities that may be senior to our Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Common Shares.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon our liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Common Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Common Shares, or both. Any preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay dividends or make liquidating distributions to the holders of our Common Shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and investors purchasing our Common Shares in this offering bear the risk that any of our future offerings could reduce the market price of our Common Shares and dilute their ownership interest in our Company.

Future sales and issuances of our Common Shares, other securities convertible into our Common Shares, or preferred stock could cause the value of our Common Shares to decline and could result in dilution of your shares.

Our board of directors is authorized, without the approval our shareholders, to cause us to issue additional Common Shares or to raise capital through the creation and issuance of preferred stock, debt securities convertible into our Common Shares, options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our Common Shares or of preferred stock could cause the market price of our Common Shares to decrease significantly. We cannot predict the effect, if any, that any future sales of our Common Shares, or the availability of our Common Shares for future sales, will have on the market value of our Common Shares.

Additionally, sales of substantial amounts of our Common Shares by our directors or executives or by any large shareholder, or the perception that such sales could occur, may adversely affect the market price of our Common Shares.

We do not currently intend to pay dividends on our Common Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.

We have never declared or paid any cash dividends on our Common Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development and operation of our business. Therefore, if you purchase our Common Shares in this offering, your ability to achieve a return on your investment will depend upon any future appreciation of the price of our Common Shares. There is no guarantee that our Common Shares will appreciate in value or even maintain the price at which you purchased them.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because mining companies have experienced significant stock price volatility in recent years. We may be the target of this type of litigation in the future. If we were to be the subject of litigation, it could result in substantial costs and a diversion of our management’s attention from other business concerns, which could harm our business and results of operations.

We believe that we will likely be classified as a passive foreign investment company for U.S. federal income tax purposes for the current taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. Holder.

We believe that our Company and Potássio do Brasil Ltda. will each likely be classified as a passive foreign investment company (which we refer to as a “PFIC”) for the current taxable year and the foreseeable future. If our Company or Potássio do Brasil Ltda. is a PFIC for any taxable year during which a U.S. Holder owns our Common Shares, certain materially adverse U.S. federal income tax consequences could result for such U.S. Holder. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Additionally, the determination of whether a corporation is a PFIC for any taxable year generally can only be made after the close of such taxable year. Therefore, it is possible that we could be classified as a PFIC for our current taxable year or in future years due to changes in the nature of our business or the composition of our assets or income, as well as changes in our market capitalization. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our Common Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which such U.S. Holder owns our Common Shares regardless of whether we continue to be a PFIC, unless such U.S. Holder makes a specified election once we cease to be a PFIC. In the event that we determine that that our Company or Potássio do Brasil Ltda. is a PFIC for a taxable year, we currently intend to provide information necessary for a U.S. Holder to make a “qualified electing fund” election with respect to our Company and each lower-tier PFIC that we control, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. The PFIC rules are complex, and U.S. Holders should consult their tax advisors regarding the PFIC rules, the elections which may be available to them, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our Common Shares.

USE OF PROCEEDS

We estimate that we will receive approximately $                million of net proceeds from the sale of                Common Shares offered by us in this offering (or approximately $                million if the underwriters exercise in full their option to purchase additional Common Shares from us), based on an assumed public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to fund our pre-operation development expenses, increase our capitalization and financial flexibility, create a market for our Common Shares, and facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering primarily to fund our pre-operation development expenses, and for working capital and general corporate purposes. The following table presents a breakdown of our intended use of the net proceeds from this offering:

Principal Uses of Proceeds	Amount (in millions)
Complying with our Preliminary Environmental License(1)	$
Engineering, procurement and construction for critical path items(2)	$
Other pre-operation administrative expenses(3)	$
Working capital and general corporate purposes(4)	$

Total	$

(1)

Complying with our Preliminary Environmental License includes conducting additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169. Our Preliminary Environmental License has been suspended pending the successful completion of such consultations. See also “Business—Regulatory Overview—Current Status of our Licensing Process.”

(2)

Engineering for the Autazes Project is expected to include conducting additional engineering and essential testwork for critical path items prior to starting the construction phase, such as shaft sinking and the power transmission line, and conducting engineering for the other applications and permits.

(3)

Other pre-operation administrative expenses are expected to include expenses relating to obtaining the Installation License, the Operational License, the Mining Concession, and other remaining required authorizations, permits and licenses for the Autazes Project, purchasing the remaining land to be used for the two dry stacked tailings piles, and maintaining our mineral rights.

(4)	Working capital and general corporate purposes are expected to include regulatory fees, audit and tax fees, rent and office expenses, travel expenses, and executive compensation.

We currently intend to use the net proceeds from this offering in the manner described above, however, the amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development efforts, our general operating costs and expenditures, and the changing needs of our business. Additionally, we have no agreements or commitments for particular uses of the net proceeds from this offering, and our board of directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds from this offering. As such, investors will be relying on the judgment of our board of directors and management for the application of the net proceeds from this offering. Depending on the outcome of our development activities and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this offering in different proportions than we currently anticipate. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds from this offering. See “Risk Factors—Risks Related to this Offering and Our Common Shares—We have broad discretion in how we use the net proceeds from this offering, and we may not use such net proceeds effectively, which could affect our results of operations and cause the market price of our Common Shares to decline.”

Pending the use of the net proceeds from this offering, we intend to deposit the proceeds in our bank accounts, and/or invest the proceeds in a variety of capital preservation instruments (including short-term, interest-bearing, investment-grade securities or short-term deposits), in accordance with our general practices for treasury management. We cannot predict whether the proceeds invested will yield a favorable return.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Common Shares we are selling in this offering. An increase (decrease) of 1,000,000 in the number of Common Shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We believe that our funds and the net proceeds from this offering will be sufficient to finance the development of the Autazes Project and our operations through the                quarter of 2024; however, changing circumstances may cause us to consume capital significantly faster than we currently anticipate.

Business Objectives and Milestones

After the completion of this offering, our primary business objectives, which will use the net proceeds from this offering, will be to fund our pre-operation development expenses, including to continue the ongoing development of the Autazes Project, and to begin construction of the Autazes Project. To accomplish our primary objectives, the primary milestones to be achieved will be to (i) complete the additional consultations with the Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, (ii) reinstate our Preliminary Environmental License, (iii) complete additional engineering for the Autazes Project, and (iv) obtain the Installation License required prior to starting construction of the Autazes Project.

DIVIDEND POLICY

We currently intend to retain any future earnings to finance the development of our operations, and, therefore, do not intend to pay any cash dividends in the foreseeable future. Since our inception, we have not declared or paid any cash dividends on our Common Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. Accordingly, we cannot give any assurance that any dividends may be declared and paid in the future. Accordingly, you may need to sell your Common Shares to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and our Common Shares—We do not currently intend to pay dividends on our Common Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt, and capitalization as of September 30, 2022:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance of the Common Shares in this offering at an assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth in this prospectus.

You should read the following table in conjunction with the sections entitled “Use of Proceeds”, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of September 30, 2022
(in thousands, except share amounts)	Actual	As Adjusted(1)
Cash and cash equivalents	$15,356	$

Debt	$—	$

Shareholders’ equity:
Common Shares, no par value per share – unlimited shares authorized; 140,262,415 Common Shares issued and outstanding, actual; and Common Shares issued and outstanding, as adjusted	—
Additional paid-in capital	231,832
Share-based payments reserve	49,577
Warrants reserve	604
Accumulated other comprehensive loss	(70,575)
Deficit	(79,377)

Total shareholders’ equity	132,061

Total capitalization	$132,061	$

(1)	The number of our Common Shares to be outstanding immediately after this offering is based on the issuance of Common Shares in this offering and does not include:

(a)	up to Common Shares issuable upon the exercise in full by the underwriters of their option to purchase additional Common Shares from us;

(b)	up to an aggregate of 1,147,500 Common Shares issuable upon the exercise of outstanding common share purchase warrants, which are exercisable at an exercise price of $1.00 per Common Share;

(c)

up to an aggregate of 8,995,500 Common Shares issuable upon the exercise of outstanding stock options, of which 2,905,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $1.00 per Common Share, 4,590,500 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $2.50 per Common Share, 250,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $3.75 per Common Share, and 1,250,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $4.00 per Common Share;

(d)	an aggregate of 5,030,741 Common Shares remaining and reserved, as of the date of this prospectus, for stock option awards that may be granted in the future under our Stock Option Plan;

(e)	up to an aggregate of 13,058,333 Common Shares issuable with respect to outstanding DSUs; and

(f)	an aggregate of 967,908 Common Shares remaining and reserved, as of the date of this prospectus, for DSU awards that may be granted in the future under our Deferred Share Unit Plan.

DILUTION

Purchasers of our Common Shares in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per Common Share paid by the purchasers of our Common Shares in this offering and the as adjusted net tangible book value per Common Share immediately after, and giving effect to, this offering. Dilution results from the fact that the initial public offering price per Common Share in this offering is substantially in excess of the net tangible book value per Common Share attributable to our existing shareholders for our presently outstanding Common Shares.

Our historical net tangible book value per Common Share is determined by dividing our net tangible book value, which is the book value of our total tangible assets less the book value of our total liabilities, by the number of outstanding Common Shares. As of June 30, 2022, the historical net tangible book value of our Common Shares was $132,060,552, or approximately $0.95 per Common Share.

After giving effect to the (i) sale by us of                 Common Shares in this offering at an assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus), and (ii) receipt by us of the net proceeds of this offering, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2022 would have been $                , or $                per Common Share. The as adjusted net tangible book value per Common Share immediately after the offering is calculated by dividing the as adjusted net tangible book value of $                 by        Common Shares (which is the number of Common Shares outstanding immediately after the completion of this offering). The difference between the initial public offering price per Common Share and the as adjusted net tangible book value per Common Share represents an immediate increase in net tangible book value of $                per Common Share to our existing shareholders, and an immediate dilution in net tangible book value of $                per Common Share to purchasers of Common Shares in this offering.

The following table illustrates this dilution to purchasers in this offering on a per Common Share basis:

Assumed initial public offering price per Common Share			$
Net tangible book value per Common Share before this offering (as of June 30, 2022)		$0.95
Increase in net tangible book value per Common Share attributable to purchasers in this offering	$
As adjusted net tangible book value per Common Share immediately after this offering			$
Dilution in net tangible book value per Common Share to purchasers in this offering			$

The as adjusted net tangible book value per Common Share immediately after this offering is based on the following:

Numerator:
Net tangible book value as of June 30, 2022		$132,060,552
Net proceeds to us from this offering(1)	$

Total pro forma net tangible book value immediately after this offering	$
Denominator:
Number of our Common Shares outstanding immediately prior to this offering		140,262,415
Number of our Common Shares being sold by us in this offering(1)

Total Number of Common Shares

(1)	Assumes no exercise by the underwriters of their option to purchase additional Common Shares to cover any over-allotments.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the as adjusted net tangible book value per Common Share immediately after this offering by $                , and the dilution in as adjusted net tangible book value per Common Share to purchasers in this offering by $                , assuming the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of Common Shares we are selling in this offering. An increase (decrease) of 1,000,000 in the number of Common Shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per Common Share immediately after this offering by $                , and the dilution in as adjusted net tangible book value per Common Share to purchasers in this offering by $                , assuming the assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The tables and information above assume no exercise by the underwriters of their option to purchase additional Common Shares in this offering. If the underwriters exercise in full their option to purchase up to                 additional Common Shares from us, the as adjusted net tangible book value per Common Share immediately after this offering would be $                per Common Share, and the dilution in as adjusted net tangible book value per Common Share to purchasers in this offering would be $                per Common Share, in each case assuming an assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of                 , 2022, on the as adjusted basis described above, the differences between the number of Common Shares purchased or to be purchased from us, the total consideration paid to us in cash, and the weighted average price per Common Share that our existing shareholders and the new purchasers in this offering paid. The calculation below is based on an assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the following table shows, new investors purchasing Common Shares in this offering will pay a price per Common Share substantially higher than the weighted average price per Common Share paid by our existing shareholders.

	Common Shares			Total Consideration
	Number	Percent		Amount		Percent		Weighted Average Price per Common Share
Existing shareholders	140,262,415		%		$264,431,040		%		$1.89
Purchasers in this offering

Total(1)		100.00%		$		100.00%		$

(1)

Excludes (a) up to                 Common Shares issuable upon the exercise in full by the underwriters of their option to purchase additional Common Shares from us; (b) up to an aggregate of 1,147,500 Common Shares issuable upon the exercise of outstanding common share purchase warrants, which are exercisable at an exercise price of $1.00 per Common Share; (c) up to an aggregate of 8,995,500 Common Shares issuable upon the exercise of outstanding stock options, of which 2,905,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $1.00 per Common Share, 4,590,500 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $2.50 per Common

Share, 250,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $3.75 per Common Share, and 1,250,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $4.00 per Common Share; (d) an aggregate of 5,030,741 Common Shares remaining and reserved, as of the date of this prospectus, for stock option awards that may be granted in the future under our Stock Option Plan; (e) up to an aggregate of 13,058,333 Common Shares issuable with respect to outstanding DSUs; and (f) an aggregate of 967,908 Common Shares remaining and reserved, as of the date of this prospectus, for DSU awards that may be granted in the future under our Deferred Share Unit Plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per Common Share paid by all shareholders by $                 and $                per Common Share, respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by                %, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by                %, assuming the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, an increase (decrease) of 1,000,000 in the number of Common Shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per Common Share paid by all shareholders by $                 and $                per Common Share, respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by                %, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by                %, assuming the assumed initial public offering price of $                per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The table and information above assume no exercise by the underwriters of their option to purchase additional Common Shares in this offering. If the underwriters exercise in full their option to purchase up to                additional Common Shares from us, the number of Common Shares held by purchasers in this offering would be increased to                 Common Shares, or                % of the total number of our Common Shares outstanding immediately after this offering, and the percentage of our Common Shares held by our existing shareholders would be reduced to                % of the total number of our Common Shares outstanding immediately after this offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected consolidated financial information as of and for the six months ended June 30, 2022 and 2021, and as of and for the years ended December 31, 2021 and 2020. You should read the following selected consolidated financial information in conjunction with, and it is qualified in its entirety by reference to, our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 and 2021 and the related notes thereto, our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 and the related notes thereto, and the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each of which are included elsewhere in this prospectus.

Our summary consolidated statement of loss and other comprehensive loss information for the six months ended June 30, 2022 and 2021, and our related summary consolidated statement of financial position information as of June 30, 2022, have been derived from our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 and 2021, prepared in accordance with IFRS, which are included elsewhere in this prospectus. Our selected consolidated statements of loss and other comprehensive loss information for the years ended December 31, 2021 and 2020, and our related selected consolidated statements of financial position information as of December 31, 2021 and 2020, have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020, prepared in accordance with IFRS, which are included elsewhere in this prospectus. In the opinion of our management, our unaudited condensed consolidated interim financial statements have been prepared on the same basis as our audited consolidated financial statements. Our interim financial results are not necessarily indicative of results of operations for the full year. Our historical results for the periods presented below are not necessarily indicative of the results to be expected for any future periods.

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
Statements of Loss and Other Comprehensive Loss Information:
Expenses:
Consulting and management fees	$1,108,811	$1,026,459	$2,023,284	$2,088,825
Professional fees	872,588	106,162	644,117	388,201
Share-based compensation	5,675,805	312,608	357,189	7,756,991
Travel expenses	1,606,759	128,449	231,821	42,414
General office expenses	92,052	69,310	148,715	139,091
Foreign exchange loss	6,898	104,110	68,243	111,761
Communications and promotions	195,933	27,512	62,528	377,150

Operating loss	$9,558,846	$1,774,610	$3,535,897	$10,904,433
Finance costs	$—	$211,426	$405,249	$201,185
Finance income	(51,750)	(653)	(5,056)	(2,496)

Loss for the year before income taxes	$9,507,096	$1,985,383	$3,936,090	$11,103,122
Income taxes	$56,261	$77,836	$93,276	$131,661

Loss for the year after income taxes	$9,563,357	$2,063,219	$4,029,366	$11,234,783
Other income (expense):
Items that subsequently may be reclassified into net income:
Foreign currency translation	$(3,638,198)	$(2,329,836)	$4,131,016	$16,880,716

Total comprehensive loss (income) for the period	$5,925,159	$(266,617)	$8,160,382	$28,115,499

Basic and diluted loss per share	$0.07	$0.02	$0.03	$0.09
Weighted average number of common shares outstanding – basic and diluted	139,080,565	130,156,349	131,176,764	129,918,444

	June 30,	December 31,
	2022	2021	2020
Statements of Financial Position Information (end of period):
ASSETS:
Current
Cash and cash equivalents	$15,355,532	$15,144,419	$72,438
Amounts receivable	679,836	2,616,544	518,670
Prepaid expenses	467,563	99,566	46,603

Total current assets	$16,502,931	$17,860,529	$637,711
Non-current
Property and equipment	$933,876	$866,961	$927,574
Exploration and evaluation assets	117,341,335	112,188,359	114,893,005

Total assets	$134,778,142	$130,915,849	$116,458,290

LIABILITIES:
Current
Trade payables and accrued liabilities	$939,894	$2,005,960	$8,081,091
Loans payable	—	—	1,773,661

Total current liabilities	$939,894	$2,005,960	$9,854,752
Non-current
Long term portion of land fee installment payable	$—	$—	$11,966
Deferred income tax liability	1,777,696	1,617,383	1,640,003

Total liabilities	$2,717,590	$3,623,343	$11,506,721
EQUITY:
Share capital	$231,831,887	$227,154,731	$197,304,457
Share-based payments reserve	49,577,107	43,023,258	43,259,413
Warrants reserve	604,000	604,000	23,715,254
Accumulated other comprehensive loss	(70,575,227)	(74,213,425)	(70,082,409)
Deficit	(79,377,215)	(69,276,058)	(89,245,146)

Total equity	$132,060,552	$127,292,506	$104,951,569

Total liabilities and equity	$134,778,142	$130,915,849	$116,458,290

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Information” and “Business”, our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 and 2021 and the related notes thereto, and our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 and the related notes thereto, included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Our audited and unaudited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (which we refer to as “IFRS”) as issued by the International Accounting Standards Board. Our audited and unaudited consolidated financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS.

Overview

We are a mineral exploration and development company, and our primary mining project is the Autazes Project located in the state of Amazonas, Brazil. Our technical operations are based in Manaus, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our corporate office is in Toronto, Ontario, Canada. We are in the pre-revenue development stage and have not yet commenced any mining operations. Our plan of operations for the next few years includes securing the Installation License for the Autazes Project, and, subject to securing sufficient funds, commencing construction of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from our underground mine and selling and distributing the processed potash in Brazil. We currently own, through our local subsidiary in Brazil, Potássio do Brasil Ltda., substantially all of the Autazes Property, including surface rights on the land on which our proposed mine, processing plant and port for the Autazes Project will be constructed, which is an area encompassing approximately 1.35 square miles located in the Amazon potash basin near the city of Autazes. We hold all of the mineral rights for the Autazes Project through Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mineral Agency. For additional information, see “Description of the Autazes Project and the Autazes Property”.

Key Factors Impacting our Operating Results When our Mining Operations Commence

Price of Potash

Once we commence our mining operations, our financial performance will be significantly affected by the market price of potash. Potash prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others, and, to a lesser degree, inventory carrying costs and currency exchange rates.

The market price for potash in Brazil is typically quoted as the daily Cost and Freight (CFR) price for granular potash delivered to Brazil, which is established by sales transactions between buyers and sellers. For further information on the drivers and trends affecting the market price of potash, see “Business—Our Industry and Market Opportunity”.

Production Volume, Ore Grade and Mineral Reserves

Our production volume, the ore grade of the potash from our mine, and our Mineral Reserves will affect our business performance. The Autazes Project has Measured Mineral Resources of approximately 118 million tons at an average grade of 32.8% muriate of potash (which we refer to as “MOP”), Indicated Mineral Resources of approximately 208 million tons at an average grade of 32.4% MOP, and Inferred Mineral Resources of approximately 118 million tons at an average grade of 31.0% MOP. Total Proven Economically Recoverable Reserves are approximately 68 million tons at an average grade of 28.9% MOP. Probable Economically Recoverable Reserves are approximately 122 million tons at an average grade of 27.5% MOP. The estimated life of the mine on the Autazes Property is 23 years, which estimate is based on the portion of the ore body that is currently being permitted for future construction and mining. For more details, see “Description of the Autazes Project and the Autazes Property—Mineral Resources and Reserves”.

Commercial Terms

We intend to sell our mined and processed potash mostly through take or pay offtake contracts with terms between five and ten years, and with only a small portion being sold on the spot market. The agreements with our customers are expected to include customary commercial terms, such as cost, insurance and freight, free on board, free carrier, and cost and freight.

Sales prices for our potash will be based on the daily spot Cost and Freight (CFR) price for granular potash delivered to Brazil on barge loading for customer delivery, adjusted for the net freight differential of our anticipated lower domestic inland Brazil transportation cost as compared to importers of potash, less a slight discount. We intend to sell all of our potash to end users in Brazil.

Operating Costs and Expenses

Our ability to manage our operating costs and expenses will be a significant driver of our business performance. We intend to focus on ensuring stable, high levels of potash production to keep unit costs down while controlling and limiting our costs and expenses so that we can have more flexibility to overcome less favorable pricing conditions if and when they arise. However, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in pricing. For example, lower utilization of production capacity during periods of weak potash prices may expose us to higher unit production costs since a significant portion of our cost structure will be fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak prices could be limited by labor regulations or previous labor or governmental agreements.

Energy Costs

Our total energy costs are expected to be mainly composed of long-term electricity supply contracts with fixed transmission fees and variable energy consumption fees. We expect that the electricity for our mining operations will be provided by a planned 500 kV power transmission line that will be connected to Brazil’s national power grid near the Amazon city of Manaus. We expect to commence construction of the power transmission line after we obtain the Installation License.

Effects of Exchange Rate Fluctuations

Prices for our products will be denominated in U.S. dollars. A significant portion of our production costs, however, will be denominated in Brazilian real, so there will be a mismatch of currencies between our revenue and costs. As a result, our results of operations and financial condition are, and, after our mining operations begin, will be, affected by changes in exchange rates between the Brazilian real and the U.S. dollar. As of June 30, 2022, the exchange rate was R$5.2196 per US$1.00.

Environmental Expenses

Our mine will operate under licenses issued by Brazilian governmental authorities that control, among other things, air emissions and water discharges, and our mine will be subject to stringent laws and regulations relating to waste materials and various other environmental matters. Additionally, the Autazes Property will need to be rehabilitated when we ultimately finish and cease our mining operations there.

We intend to make investments to enhance our ability to comply with all applicable environmental standards and to reduce our environmental impact in the areas in which we operate. We intend to have environmental improvement initiatives relating to reducing emissions and waste and improving the efficiency of use of natural resources and energy. Where appropriate, we will establish environmental provisions for restoration or remediation of contamination and disturbance on the Autazes Property.

Trend Information

Because we are still in the mining development stage and have not yet commenced any mining operations, we are unable to identify any recent trends in our revenue or expenses, including any known trends relating to uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the financial information in this prospectus to be indicative of future operating results or financial condition.

Impact of the COVID-19 pandemic on our Business Operations

Brazil has been hard hit by the COVID-19 pandemic with over 34.6 million cases and over 685,000 deaths as of June 30, 2022. The Amazon city of Manaus, which is the largest city near the Autazes Project, has been particularly hard hit, which resulted in temporary lockdown measures put into place to contain the surge of COVID-19 cases.

Our operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of the COVID-19 pandemic and the related economic consequences. For example, our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were only recently allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions. We cannot accurately predict the impact the COVID-19 pandemic will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect our operations and our ability to finance our operations.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of $9,563,357 and $4,029,366 for the six months ended June 30, 2022 and for the year ended December 31, 2021, respectively, and, as of June 30, 2022, we had an accumulated deficit of $79,377,215 and working capital of $15,563,037 (including cash of $15,355,532).

We require additional financing for working capital and the continuing development of the Autazes Project, as well as to repay our trade payables. As a result of our continuing operating losses, our continuance as a going concern is dependent upon our ability to obtain adequate financing to pay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. We have previously been successful in raising the necessary financing to continue our operations in the normal course, and we have been able to consummate multiple equity financings through private placements of our Common Shares. Additionally, we have entered into various loan agreements to borrow funds to fund our operating expenses. Furthermore, we raised an aggregate of approximately $40.5 million in gross proceeds pursuant to our Regulation A Offering, which closed on August 2, 2022.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, and the proceeds from our Regulation A Offering. Currently, we intend to finance our operations through additional equity and debt financings.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance that we will be successful in raising sufficient financing or achieving profitable operations to fund our operating expenses or future development of the Autazes Project. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities if we were unable to continue as a going concern. These adjustments may be material.

Critical Accounting Policies; Estimates

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. Additionally, we strive to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions.

Critical accounting policies are those policies that reflect significant estimates or judgments about matters that are both inherently uncertain and material to our financial condition or results of operations. Below is a description of our critical accounting policies that require significant estimates and judgments.

Basis of Consolidation

Our consolidated financial statements comprise the financial statements of our Company and our wholly owned subsidiary in Brazil, Potássio do Brasil Ltda. Potássio do Brasil Ltda. has been fully consolidated from the date of its formation, being the date on which our Company obtained control, and will continue to be consolidated until the date that such control ceases. All intra-company balances, income and expenses, and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

Foreign Currency Transactions

Transactions in foreign currencies are initially recorded in our functional currency, the U.S. dollar, at the rate as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange as of the statements of financial position date. All differences are taken to profit or loss.

For presentation of our consolidated financial statements, if the functional currency of our subsidiary is different than U.S. dollars as of the reporting date, the assets and liabilities are translated into U.S. dollars at the rate of exchange as of the statements of financial position date and the income and expenses are translated using the average exchange rate for the period. The foreign exchange differences arising are recorded in the cumulative translation account in other comprehensive income. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to the particular operation is recognized in our consolidated statements of loss and comprehensive loss.

Cash and Cash Equivalents

Cash and cash equivalents on our consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Property and Equipment

Recognition and Measurement

Items of equipment are measured at cost, less accumulated depreciation and accumulated impairment losses.

Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

The estimated lives for the following types of property or equipment as of and for the year ended December 31, 2021 are as follows:

Type of Property or Equipment	Estimated Life
Vehicles	5 years
Office equipment	5 years
Furniture and fixtures	10 years

Our land is carried at cost.

When events or changes in the economic environment indicate a risk of impairment to property and equipment, an impairment test is performed to determine whether the carrying amount of the asset or group of assets under consideration exceeds its or their recoverable amount. Recoverable amount is defined as the greater of an asset’s fair value (less costs of disposal) and its value in use. Value in use is equal to the present value of future cash flows expected to be derived from the use and sale of the asset.

Exploration and Evaluation Assets

Costs incurred prior to obtaining the appropriate license are expensed in the period in which they are incurred.

Exploration and evaluation expenditures comprise costs of initial search for mineral deposits and performing a detailed assessment of deposits that have been identified as having economic potential. The cost of exploration properties and leases, which include the cost of acquiring prospective properties and exploration rights, including interest, and costs incurred in exploration and evaluation activities, are capitalized as assets as part of exploration and evaluation assets. Exploration and evaluation costs are capitalized as an asset until technical feasibility and commercial viability of extraction of reserves are demonstrable, then the capitalized exploration costs are reclassified to property, plant and equipment. Exploration and evaluation costs include an allocation of administration and salary costs as determined by our management.

Depreciation on equipment used in exploration and evaluation is charged to exploration and evaluation assets.

Prior to reclassification to property, plant and equipment, exploration and evaluation assets are assessed for impairment, and any impairment loss is immediately recognized in profit or loss.

Impairment of Exploration and Evaluation Assets

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. We review and test for impairment on an ongoing basis and specifically if any of the following occurs:

•	the period for which we have a right to explore in the specific area has expired or is expected to expire;

•	the exploration and evaluation have not led to the discovery of economic reserves;

•	the development of the reserves is not economically or commercially viable; or

•	the exploration is located in an area that has become politically unstable.

If it is determined that capitalized exploration and evaluation costs are not recoverable, or the property is abandoned, or management has determined an impairment in value, the property is written down to its recoverable amount. The recoverability of amounts shown for exploration and evaluation assets is dependent on the following factors: (i) the existence of economically recoverable reserves, (ii) our ability to obtain financing to complete the development of such reserves and meet our obligations under various agreements, and (iii) the success of future operations or dispositions. If a project does not prove viable, all unrecoverable costs associated with the project, net of any related existing impairment provisions, will be written off.

No amortization is charged during the exploration and evaluation phase.

Financial Instruments

We recognize financial assets and financial liabilities on the date we become a party to the contractual provisions of the instruments. A financial asset is derecognized either when we have transferred substantially all the risks and rewards of ownership of such financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Our financial assets include cash and cash equivalents and amounts receivable (excluding Canadian federal and provincial Harmonized Sales Tax (HST) receivable). Our financial liabilities include trade payables, accrued liabilities, loans payable, and the land fee installment payable.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below:

•

Financial assets at fair value through profit or loss – Cash and cash equivalents are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash and cash equivalents comprise cash at banks and on hand with original maturity of three months or less and are readily convertible to specified amounts of cash.

•

Amortized cost – Amounts receivable (excluding Canadian federal and provincial Harmonized Sales Tax (HST) receivable) are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

•

Financial assets at fair value through other comprehensive income – Financial assets designated as financial assets at fair value through other comprehensive income on initial recognition are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income. We do not have any financial assets measured at fair value through other comprehensive income.

•

Non-derivative financial liabilities – Trade payables, accrued liabilities, loans payable, and the land fee installment payable are accounted for at amortized cost, using the effective interest rate method.

Provisions

Provisions are recognized when: (i) we have a present obligation (legal or constructive) as a result of a past event, and (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle such obligation, and a reliable estimate can be made of the amount of such obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingencies

Contingencies will only be recognized when one or more future events occur or fail to occur. The assessment of contingencies involves the exercise of significant judgement and estimates of the outcome of future events.

Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss, except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted as of the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiary and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed as of each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share-based Payments and Warrants

We record compensation cost associated with equity-settled share-based awards based on the fair value of the equity instrument as of the date of grant. The fair value of stock options and warrants is determined using the Black-Scholes option pricing model which requires our management to make estimates and assumptions regarding, among other things, the expected life and market price of the equity instruments, volatility, and interest rates. The fair value of DSUs is measured at the market value of the underlying Common Shares, as estimated by our management, on the date of grant. The compensation expense is recognized on a straight-line basis over the vesting period, if any, based on the estimate of equity instruments expected to vest. The estimate of stock options and DSUs expected to vest is revised at the end of each reporting period. When stock options or warrants are exercised, the proceeds received by us, together with any related amount in contributed surplus, is credited to share capital.

Recently Issued Accounting Pronouncements Not Yet Adopted

The following are certain accounting pronouncements issued by the IASB or the International Financial Reporting Interpretations Committee (which we refer to as the “IFRIC”) that are mandatory for accounting periods commencing on or after January 1, 2022, and that we believe are applicable to, and will have a significant impact on, our Company.

IAS 1—Presentation of Financial Statements (which we refer to as “IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. These amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023.

IAS 1 and IFRS Practice Statement 2 was also amended in February 2021 through the issuance by the IASB of ‘Disclosure of Accounting Policies’, which is intended to help preparers in deciding which accounting policies to disclose in their financial statements. These amendments are effective for annual periods beginning on or after January 1, 2023.

IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors (which we refer to as “IAS 8”) was amended in February 2021 through the issuance by the IASB of ‘Definition of Accounting Estimates’, which is intended to help entities distinguish between accounting policies and accounting estimates. These amendments to IAS 8 are effective for annual periods beginning on or after January 1, 2023.

IAS 16—Property, Plant and Equipment (which we refer to as “IAS 16”) was amended in May 2020 to introduce new guidance that provides that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. These amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2022.

IAS 37—Provisions, Contingent Liabilities and Contingent Assets (which we refer to as “IAS 37”) was amended in May 2020 to clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract (i.e., a full-cost approach). Such costs include both the incremental costs of the contract (i.e., costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract (e.g., contract management and supervision, or depreciation of equipment used in fulfilling the contract). These amendments to IAS 37 are effective for annual periods beginning on or after January 1, 2022.

Results of Pre-Operation Development Activities

The following table sets forth the results of our pre-operation development activities for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
Statements of Loss and Other Comprehensive Loss Information:
General and administrative expenses:
Consulting and management fees	$1,108,811	$1,026,459	$2,023,284	$2,088,825
Professional fees	872,588	106,162	644,117	388,201
Share-based compensation	5,675,805	312,608	357,189	7,756,991
Travel expenses	1,606,759	128,449	231,821	42,414
General office expenses	92,052	69,310	148,715	139,091
Foreign exchange loss	6,898	104,110	68,243	111,761
Communications and promotions	195,933	27,512	62,528	377,150

Operating loss	$9,558,846	$1,774,610	$3,535,897	$10,904,433
Finance costs	$—	$211,426	$405,249	$201,185
Finance income	(51,750)	(653)	(5,056)	(2,496)

Loss for the year before income taxes	$9,507,096	$1,985,383	$3,936,090	$11,103,122
Income taxes	$56,261	$77,836	$93,276	$131,661

Net loss for the year (after income taxes)	$9,563,357	$2,063,219	$4,029,366	$11,234,783
Other income (expense):
Items that subsequently may be reclassified into net income:
Foreign currency translation	$(3,638,198)	$(2,329,836)	$4,131,016	$16,880,716

Total comprehensive loss (income) for the period	$5,925,159	$(266,617)	$8,160,382	$28,115,499

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenues

We did not generate any revenues for the six months ended June 30, 2022 and 2021, as we are in the development stage and have not yet commenced any mining operations and potash production.

Operating Loss

Our operating loss increased to approximately $9.6 million for the six months ended June 30, 2022, as compared to approximately $1.8 million for the six months ended June 30, 2021, primarily due to higher general and administrative expenses that we incurred in the six months ended June 30, 2022 as compared to the same period in 2021. We incurred higher share-based compensation costs as we granted 3,450,000 DSUs and 1,250,000 stock options, and extended 200,000 stock options to certain of our directors, executives and consultants during the six months ended June 30, 2022. In addition, we had higher professional fees due to the additional legal and accounting fees that we incurred in connection with this offering during the six months ended June 30, 2022 as compared to the same period in 2021. We also had increased travel expenses during the six months ended June 30, 2022, as compared to the same period in 2021, due to increased travel in 2022.

Net Loss

Our net loss increased to approximately $9.6 million for the six months ended June 30, 2022, as compared to a net loss of approximately $2.1 million for the six months ended June 30, 2021, primarily due to the higher general and administrative expenses that we incurred during the six months ended June 30, 2022 as compared to the same period in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

We did not generate any revenues for the years ended December 31, 2021 and 2020, as we are in the development stage and have not yet commenced any mining operations and potash production.

Operating Loss

Our operating loss decreased to approximately $3.5 million for the year ended December 31, 2021, as compared to approximately $10.9 million for the year ended December 31, 2020, primarily due to lower payments for share-based compensation in 2021 as compared to 2020, as no stock options were granted in 2021, which was partially offset by higher travel expenses in 2021 as compared to 2020 due to the lifting of COVID-19 travel restrictions. Our general and administrative expenses, consisting primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, and general office expenses, were the primary contributors to our operating loss.

Net Loss

Our net loss decreased to approximately $4.0 million for the year ended December 31, 2021, as compared to a net loss of approximately $11.2 million for the year ended December 31, 2020, primarily due to the lower general and administrative expenses that we incurred in 2021 as compared to 2020.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, and the proceeds from our Regulation A Offering.

Our future expenditures and capital requirements will depend on numerous factors, including the success of this offering and the progress of our research and development efforts.

Our business does not currently generate any cash. We believe that with the expected proceeds from this offering, we will have sufficient capital to finance our development and operations through the                quarter of 2024. However, if our development and operating costs and expenses are higher than expected, we may need to obtain additional financing prior to the                quarter of 2024. Furthermore, in addition to this offering, we expect that we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will commence profitable operations and achieve positive cash flow.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of June 30, 2022, we had a cash and cash equivalents balance of approximately $15.4 million to settle current liabilities of approximately $0.9 million. If, however, we do not have sufficient liquidity to meet current obligations, it will be necessary for us to secure additional equity or debt financing.

Summary of Cash Flows

The following table summarizes our cash flow data and cash and cash equivalents for the period indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
Net cash used in operating activities	$(4,843,966)	$(370,232)	$(9,608,999)	$(706,781)
Net cash used in investing activities	$(1,069,719)	$(502,423)	$(1,164,192)	$(1,074,900)
Net cash provided by financing activities	$6,130,930	$1,076,933	$25,877,650	$628,000
Cash and cash equivalents (at beginning of period)	$15,144,419	$72,438	$72,438	$1,360,010
Cash and cash equivalents (at end of period)	$15,355,532	$275,982	$15,144,419	$72,438

Operating Activities

Net cash used in operating activities increased to approximately $(4.8) million for the six months ended June 30, 2022, as compared to approximately $(0.4) million for the six months ended June 30, 2021, primarily due to increases in general and administrative expenses during the six months ended June 30, 2022, and changes in working capital, which was approximately $(1.0) million for the six months ended June 30, 2022 as compared to approximately $1.0 million for the same period in 2021.

Net cash used in operating activities increased to approximately $(9.6) million for the year ended December 31, 2021, as compared to approximately $(0.7) million for the year ended December 31, 2020, due to changes in working capital, which was approximately $(6.4) million in 2021 as compared to approximately $2.4 million in 2020, and the use of proceeds from our Regulation A Offering to pay off significant payables and accrued liabilities.

Investing Activities

Net cash used in investing activities increased to approximately $(1.1) million for the six months ended June 30, 2022, as compared to approximately $(0.5) million for the six months ended June 30, 2021, primarily due to an increase in spending on exploration and evaluation expenses of approximately $0.6 million in the six months ended June 30, 2022.

Net cash used in investing activities increased to approximately $(1.2) million for the year ended December 31, 2021, as compared to approximately $(1.1) million for the year ended December 31, 2020, primarily due to an increase in spending on exploration and evaluation expenses to approximately $1.2 million in 2021 as compared to approximately $1.1 million in 2020.

Financing Activities

Net cash provided by financing activities increased to approximately $6.1 million for the six months ended June 30, 2022, as compared to approximately $1.1 million for the six months ended June 30, 2021, primarily due to an increase in the proceeds from our Regulation A Offering.

Net cash provided by financing activities increased to approximately $25.9 million for the year ended December 31, 2021, as compared to approximately $0.6 million for the year ended December 31, 2020. During the year ended December 31, 2021, we raised an aggregate of approximately $33.0 million in gross proceeds from our Regulation A Offering, borrowed an aggregate of approximately $0.8 million in loans, and repaid an aggregate of approximately $3.2 million of loans, as compared to the year ended December 31, 2020, where we borrowed an aggregate of approximately $0.6 million in loans.

Cash and cash equivalents

Our cash and cash equivalents balance was approximately $15.4 million as of June 30, 2022, as compared to $15.1 million as of June 30, 2021, as we were able to maintain our cash balance even with increased general and administrative expenses during the six months ended June 30, 2022 due to the proceeds raised from our Regulation A Offering during the period.

Our cash and cash equivalents balance increased to approximately $15.1 million as of December 31, 2021, as compared to approximately $72.4 thousand as of December 31, 2020, primarily due to the proceeds raised from our Regulation A Offering in 2021. See “—Regulation A Offering” below.

Debt Financings

Loan Agreement with Sentient

On October 29, 2019, we entered into a loan agreement with Sentient Global Resource Fund IV LP, of which Andrew Pullar (a member of our board of directors) is the managing partner and a director. Pursuant to the terms of the loan agreement with Sentient Global Resource Fund IV LP, we borrowed from Sentient Global Resource Fund IV LP $1,000,000, on an unsecured basis, at an interest rate of 30% per annum, and with an initial repayment date of April 29, 2020 (which we refer to as the “Sentient Loan”). We also incurred a setup fee of $200,000 in connection with the Sentient Loan. On April 29, 2020, the parties extended the repayment date of the Sentient Loan to July 31, 2020, and we incurred an extension fee of $50,000 in connection therewith. The Sentient Loan began accruing interest on August 1, 2020. On September 30, 2021, we entered into an amended and restated loan agreement with Sentient Global Resource Fund IV LP, pursuant to which the principal and accrued interest due and payable under the Sentient Loan, along with the cumulative setup and extension fees of $250,000, totaling $1,599,794, was capitalized to the Sentient Loan balance as of September 30, 2021, and the repayment date was extended to June 30, 2022. The amended Sentient Loan accrued interest at a rate of 12%. The terms of the amended and restated loan agreement with Sentient Global Resource Fund IV LP included restrictive covenants which restricted us from incurring any other indebtedness with a maturity date earlier than June 30, 2022 and from making any payments of principal or interest under any loan agreements entered into on or after September 30, 2021 until the Sentient Loan was paid in full. On November 30, 2021, we repaid in full the Sentient Loan, including all principal, accrued interest, and fees due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreement with 2227929 Ontario Inc.

On June 15, 2020, we entered into a loan agreement (which we refer to as the “2227929 Ontario Loan Agreement”) with 2227929 Ontario Inc. Pursuant to the terms of the 2227929 Ontario Loan Agreement, we borrowed from 2227929 Ontario Inc. $40,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of September 15, 2020. On September 15, 2020, the parties extended the maturity date under 2227929 Ontario Loan Agreement to December 15, 2020. On December 17, 2020 and during the three months ended March 31, 2021, we borrowed from 2227929 Ontario Inc. an additional $70,000 and $160,000, respectively, under the 2227929 Ontario Loan Agreement on the same terms as the initial loan. On December 15, 2020, the parties extended the maturity date under the 2227929 Ontario Loan Agreement to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date under the 2227929 Ontario Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full all of the loans under the 2227929 Ontario Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreements with Aberdeen

On July 2, 2020, we entered into a loan agreement (which we refer to as the “Initial Aberdeen Loan Agreement”) with Aberdeen International Inc. (which we refer to as “Aberdeen”). Stan Bharti (our Executive Chairman) is the executive chairman, and Ryan Ptolemy (our Chief Financial Officer) is the chief financial officer, of Aberdeen. Pursuant to the terms of the Initial Aberdeen Loan Agreement, we borrowed from Aberdeen

$100,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of January 2, 2021. During 2020, we borrowed from Aberdeen an additional $348,000 under the Initial Aberdeen Loan Agreement on the same terms as the initial loan. On February 9, 2021, the parties extended the maturity date under the Initial Aberdeen Loan Agreement to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date under the Initial Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full all of the loans under Initial Aberdeen Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

On April 1, 2021, we entered into a second loan agreement with Aberdeen (which we refer to as the “Second Aberdeen Loan Agreement”), pursuant to which we borrowed from Aberdeen $200,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30, 2021, the parties extended the maturity date under the Second Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Second Aberdeen Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

On August 4, 2021, we entered into a third loan agreement with Aberdeen (which we refer to as the “Third Aberdeen Loan Agreement”), pursuant to which we borrowed from Aberdeen $149,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30, 2021, the parties extended the maturity date under the Third Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Third Aberdeen Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreement with Sulliden

On October 22, 2020, we entered into a loan agreement with Sulliden Mining Capital Inc. (which we refer to as “Sulliden”). Stan Bharti (our Executive Chairman) is the executive chairman and interim chief executive officer, and Ryan Ptolemy (our Chief Financial Officer) is the chief financial officer, of Sulliden. Pursuant to the terms of the loan agreement with Sulliden, we borrowed from Sulliden $70,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 21, 2020 (which we refer to as the “Sulliden Loan”). On February 10, 2021, the parties extended the maturity date of the Sulliden Loan to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date of the Sulliden Loan to June 30, 2022. On November 29, 2021, we repaid in full the Sulliden Loan, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreement with Greenway

On February 26, 2021, we entered into a loan agreement with Greenway Investments International Ltd. (which we refer to as “Greenway”). Pursuant to the terms of the loan agreement with Greenway, we borrowed from Greenway $138,603, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of September 1, 2021 (which we refer to as the “Greenway Loan”). On September 30, 2021, the parties extended the maturity date of the Greenway Loan to June 30, 2022. On November 29, 2021, we repaid in full the Greenway Loan, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreement with Newdene

On May 5, 2021, we entered into a loan agreement with Newdene Gold Inc. (which we refer to as “Newdene”). Pursuant to the terms of the loan agreement with Newdene, we borrowed from Newdene $135,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021 (which we refer to as the “Newdene Loan”). On September 30, 2021, the parties extended the maturity date of the Newdene Loan to June 30, 2022. On November 29, 2021, we repaid in full the Newdene Loan, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Regulation A Offering

Pursuant to an offering under Tier 2 of Regulation A promulgated under the Securities Act (which we refer to as our “Regulation A Offering”), we completed an offering of 10,118,706 Common Shares. Our Regulation A Offering was made pursuant to our Form 1-A Offering Statement, which was initially filed by us with the SEC on May 5, 2020 and qualified by the SEC on June 26, 2020, and our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021. The Common Shares were offered in our Regulation A Offering at a purchase price of $4.00 per Common Share.

Our Regulation A Offering closed on August 2, 2022, with an aggregate of 10,118,706 Common Shares sold and approximately $40.5 million in gross proceeds raised, of which approximately $33.0 million was raised in 2021, and approximately $7.5 million was raised in 2022.

Plan of Operations

As noted above, the continuation of our current plan of operations, which is in the development stage, requires us to raise significant amounts of additional capital.

We are a pre-revenue development stage mineral mining company, which began operations in October 2006. Our plan of operations for the next few years includes securing the Installation License for the Autazes Project, and, subject to securing sufficient funds, commencing construction of the Autazes Project. We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of our plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing plan of operations.

These circumstances represent material uncertainties that may cast substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We are a party to certain consulting agreements, which provide, as of June 30, 2022, for aggregate change in control payments by us of approximately $8.0 million to certain of our executives and consultants upon the occurrence of a change in control (as such term is defined in each respective consulting agreement) of our Company, and aggregate termination payments by us of approximately $1.5 million upon the respective termination of such executives and consultants. As a triggering event under such consulting agreements has not taken place, these amounts have not been recorded on our consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the six months ended June 30, 2022 and 2021 or during the years ended December 31, 2021 and 2020, and we do not currently have, any off-balance sheet arrangements.

Contingencies

Certain conditions may exist as of the date our consolidated financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we, in consultation with our legal counsel as appropriate, evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought in connection therewith. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued on our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of the possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed on our financial statements unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Quantitative and Qualitative Disclosure About Market Risk

We consider market risk to be the potential loss arising from adverse changes in market rates and prices.

In the ordinary course of our business as currently conducted, which primarily consists of our mining development activities as we have not yet commenced any mining operations and potash production, we are not exposed to market risk of the sort that may arise from changes in commodity prices, interest rates or foreign currency exchange rates.

When we commence our mining operations and potash production, which will consist primarily of extracting and processing potash ore from our underground mine and selling and distributing the processed potash in Brazil, we anticipate that we will be exposed to a number of market risks that will arise from our normal business activities. We believe that these market risks, which will be beyond our control, will principally involve the possibility that changes in commodity prices, interest rates or exchange rates will adversely affect the value of our inventory, financial assets and liabilities, or future cash flows and earnings.

Financial Risk Management Objectives and Policies

We believe that the financial risks that will arise from our operations will be credit risk, liquidity risk, foreign currency risk, and commodity price risk. These financial risks will arise in the normal course of our operations, and all transactions undertaken by us will be to support our ability to continue as a going concern. Our management will manage and monitor our exposure to these financial risks to ensure that appropriate measures will be implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial arrangement fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances. We mitigate credit risk associated with our bank balances by holding cash with large, reputable financial institutions.

Liquidity Risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position to ensure that we have adequate sources of financing to fund our operations and projects. As of June 30, 2022, we had a cash and cash equivalents balance of approximately $15.4 million to settle current liabilities of approximately $0.9 million. If, however, we do not have sufficient liquidity to meet current obligations, it will be necessary for us to secure additional equity or debt financing.

Foreign Currency Risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of our investments in our foreign subsidiary, Potássio do Brasil Ltda. Our foreign currency risk arises primarily with respect to the Brazilian real, as fluctuations in the exchange rates between these currencies and the U.S. dollar could have a material impact on our business, results of operations, and financial condition.

For example, a $0.01 strengthening or weakening of the U.S. dollar against the Brazilian real as of June 30, 2022 would result in a respective increase or decrease in operating loss of approximately $6,000, but would result in a respective increase or decrease in other comprehensive loss of approximately $3.3 million. We do not currently engage in any hedging activities to mitigate this risk.

Commodity Price Risk

Our future profitability will be dependent on the income to be received from our mining operations and potash production, which will be based on the amount of potash ore we will be able to extract and process, and the prices at which we are able to sell and distribute the processed potash. Potash prices are affected by numerous factors such as global and regional supply and demand, inflation or deflation, interest rates, and exchange rates.

The JOBS Act and Implications of Being an Emerging Growth Company

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to SEC reporting companies that are not emerging growth companies. Additionally, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report, and expect to continue to report, under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such accounting standards is required by the IASB.

As an emerging growth company, we intend to rely on other exemptions and reduced reporting requirements under the JOBS Act, including without limitation, subject to certain conditions, not having to (a) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (b) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report to provide additional information about the audit and our financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the first fiscal year during which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We have taken advantage of reduced reporting requirements in this prospectus, and as such, the information contained in this prospectus may be different than the information you receive from other public companies in which you hold equity securities.

BUSINESS

Company Overview

We are a mineral exploration and development company with a potash mining project, the Autazes Project, located in the state of Amazonas, Brazil. Our technical operations are based in Manaus, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our corporate office is in Toronto, Ontario, Canada. We are in the pre-revenue development stage and have not yet commenced any mining operations. Our plan of operations for the next few years includes securing the Installation License for the Autazes Project, and, subject to securing sufficient funds, commencing construction of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from our underground mine and selling and distributing the processed potash in Brazil.

The Mineral Resources on the Autazes Property are in an area encompassing approximately 51 square miles located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil. We currently own, through our local subsidiary in Brazil, Potássio do Brasil Ltda., substantially all of the Autazes Property, including surface rights on the land on which our proposed mine, processing plant and port for the Autazes Project will be constructed. We hold all of the mineral rights for the Autazes Project through Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mineral Agency, which is a specialized agency of the Brazilian Ministry of Mines and Energy.

Corporate History and Structure

Significant Developments

Our historical milestones are as follows:

•	2006 – We were incorporated on October 10, 2006 under the laws of the Province of Ontario, Canada, for the purpose of engaging in the exploration and mining of potash in Brazil.

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2008 – Our local subsidiary in Brazil, Potássio do Brasil Ltda., submitted applications to the Brazilian National Mineral Agency and the Brazilian Amazonas Environmental Protection Institute for mineral exploration in the Autazes potash basin in which the Autazes Property is located.

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2009 – We raised an aggregate of approximately $25.4 million through private placements of our Common Shares. The mineral exploration applications submitted by Potássio do Brasil Ltda. were approved, the Brazilian National Mineral Agency issued our first two Exploration Permits, the Brazilian Amazonas Environmental Protection Institute issued our Environmental Exploration License, and as a result, we acquired the mineral rights for the Autazes Project.

•	2010 – We received our third Exploration Permit from the Brazilian National Mineral Agency. We commenced mineral exploration drilling on the Autazes Property.

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2011 – We raised an aggregate of approximately $8.6 million through private placements of our Common Shares. We received our fourth and fifth Exploration Permits from the Brazilian National Mineral Agency. We continued mineral exploration drilling on the Autazes Property.

•	2012 – We raised an aggregate of approximately $43.8 million through private placements of our Common Shares. We continued further mineral exploration drilling on the Autazes Property.

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2013 – We raised an aggregate of approximately $9.1 million through private placements of our Common Shares and an additional approximately $29.2 million from exercises of warrants. We commenced the acquisition of the land comprising the Autazes Property.

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2014 – We raised an aggregate of approximately $55.5 million through private placements of our Common Shares from October 2014 to January 2015. We continued to acquire the land comprising the Autazes Property. ERCOSPLAN completed a preliminary economic assessment of the Autazes Project

(which we refer to as our “Initial Assessment”) in accordance with the requirements of NI 43-101, which assessment included a pit resource estimate and capital construction, operation and economic estimates.

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2015 – We continued to acquire the land comprising the Autazes Property. Golder completed the Environmental and Social Impact Assessment of the Autazes Project. In connection with our application to obtain our Preliminary Environmental License, Golder also assisted us with public hearings and consultations with local indigenous communities near the Autazes Project conducted in accordance with the guidelines and requirements established by FUNAI, which is Brazil’s governmental protection agency that establishes and carries out policies relating to indigenous peoples in Brazil. We received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute, which license was subsequently suspended.

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2016 – We raised an aggregate of approximately $3.4 million through private placements of our Common Shares. ERCOSPLAN and another construction engineering consulting firm with significant experience in developing mining projects completed our initial technical report and Feasibility Study (which we refer to as the “Initial Technical Report”) in accordance with the requirements of NI 43-101, which included Mineral Resource and Mineral Reserve estimates and capital construction, operation and economic estimates.

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2017 – We raised an aggregate of approximately $12.4 million through private placements of our Common Shares and an additional approximately $5.3 million from exercises of stock options. We continued to acquire the land comprising the Autazes Property. Following the completion of the Initial Technical Report, we commenced work to satisfy the necessary requirements to obtain the Installation License, such as preparation of environmental and social studies and assessments. In March 2017, we agreed to suspend our Preliminary Environmental License, and to conduct additional consultations with local indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169.

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2018 – We continued work on the environmental and social studies and assessments that are necessary for the Installation License. We worked with the Mura indigenous people to develop a consultation protocol for the Autazes Project in accordance with International Labour Organization Convention 169.

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2019 – We raised an aggregate of approximately $2.25 million through private placements of our Common Shares and an additional approximately $1.5 million from exercises of stock options. We also borrowed $1.0 million pursuant to a short-term loan from a principal shareholder. We conducted additional outreach to and consultations with indigenous communities near the Autazes Project, and continued work towards completing the necessary plans and conditions to secure the Installation License for the Autazes Project.

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2020 – We borrowed an aggregate of $0.6 million pursuant to short-term loans from certain of our principal shareholders. Our Initial Assessment was approved by the Brazilian National Mineral Agency. As of the end of 2020, we had completed 76 of the 78 plans and conditions necessary to obtain the Installation License and obtained several ancillary permits required for the commencement of construction of the Autazes Project. Our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 were suspended in March 2020 due to the COVID-19 pandemic.

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2021 – In 2021, we raised an aggregate of approximately $33.0 million through our Regulation A Offering, which substantially broadened our shareholder base. We also borrowed an aggregate of $0.8 million pursuant to short-term loans from certain of our principal shareholders. We subsequently repaid all of our outstanding loans.

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2022 – We raised an additional approximately $7.5 million through our Regulation A Offering, which closed on August 2, 2022. Our additional consultations with indigenous communities near the Autazes Project, conducted in accordance with International Labour Organization Convention 169, resumed in April 2022 following the lifting of COVID-19 related restrictions. We completed the Technical Report, which was prepared in accordance with the SEC Mining Modernization Rules. We also entered into offtake and potash distribution and marketing agreements with Amaggi Exportacão E Importacão Ltda., and a potash product transportation agreement with Hermasa Navegação Da Amazônia Ltda. (see “—Strategic Relationships”).

As of September 30, 2022, we have raised approximately $239.4 million in equity and debt financings to bring the Autazes Project closer to a construction ready state.

All of the land required to construct the mine shafts, processing plant, and port for the Autazes Project has already been purchased by us. The only significant land remaining to be acquired is a portion of the site for the first dry stacked tailings pile and the entire site for the second dry stacked tailings pile, and we have begun negotiations with the landowners to purchase such land. See also “Risk Factors—Risks Related to Mining—The failure to purchase all of the land intended for the operation Autazes Project could adversely impact our development of the Autazes Project.”

Substantial work has also been completed to obtain the Installation License required to start construction of the Autazes Project. There are 78 plans and conditions that are required to be completed and satisfied in order to obtain the Installation License, and, as of the date of this prospectus, we have completed and submitted 76 of these items, which have been approved by the various applicable Brazilian federal, state and municipal agencies. The two remaining items to be completed relate to the review and approval by FUNAI of our Indigenous Component Study, followed by our presentation to the Brazilian Amazonas Environmental Protection Institute of the formal approval by FUNAI of our Indigenous Component Study, including the three Indigenous Support Programs included therein.

Our current near-term goals are to have our Preliminary Environmental License reinstated and obtain the Installation License, both of which are required prior to starting construction of the Autazes Project. See “—Regulatory Overview” below for additional information regarding the permits and licenses required for the Autazes Project.

Corporate Structure

Our corporate structure is as follows:

*	Forbes Empreendimentos Minerais Ltda. is an affiliated company organized under the laws of Brazil.

Our Competitive Strengths

We believe that the following competitive strengths, among others, will position us for future operational success:

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Strategic in-country location of the Autazes Project. The Autazes Project is located close to Brazil’s existing agricultural and farming areas and near the Amazon River system, thus enabling a shorter and more efficient inland path to Brazilian farmers, with the initial leg by river barge and the final leg by truck. We believe that the average total transit time to transport our potash product from the Autazes Project to domestically located customers in Brazil will be five days, which is approximately twenty times shorter than the average transit time of 107 days that it takes to transport potash from other major potash producing suppliers in Canada and Russia to customers in Brazil. The state of Mato Grosso, Brazil is the largest consumer of potash among all states in Brazil and is responsible for more than 20% of domestic potash consumption. The state of Mato Grosso also shares a border with, and is a short distance from, the state of Amazonas, Brazil, where the Autazes Project is located. With expected at-scale production of an average of approximately 2.4 million tons of muriate of potash (which we refer to as “MOP”) per year, we believe that the Autazes Project should reduce Brazil’s reliance on imported potash, which made up approximately 95% of all potash used in Brazil in 2021. We believe that the Autazes Project is the only development stage potash project of significant size in Brazil, and we believe that it could eventually supply approximately 20% of Brazil’s current demand for potash.

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Lowest anticipated delivered cost to farmers. We estimate that the delivered cost of potash from the Autazes Project to Brazilian farmers will be approximately half of the average cost of potash imported into Brazil, and we believe that we will be profitable at prices where approximately 70% of existing potash producers outside of Brazil would not be profitable. Potash imported into Brazil has a substantially higher marginal delivered cost than potash produced in Brazil, providing a margin advantage for domestic potash producers, particularly in our case since the Autazes Project is only five miles from a major river system. This provides us with a structural margin advantage given Brazil’s current reliance on imported potash, and market pricing that reflects elevated import costs.

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Significant reduction in carbon emissions. Based on our GHG Emissions Analysis, as compared to a similar potash producer located in Saskatchewan, Canada exporting an equivalent amount of potash to Brazil, we believe that the production of potash from the Autazes Project would generate approximately 80% less Scope 1 and 2 GHG Emissions, and, when added to the reduction in Scope 3 GHG Emissions, we believe that our potash production will produce approximately 1.4 million tons less GHG emissions per year, which is the equivalent of planting approximately 57 million new trees. We believe that the estimated lower GHG emissions profile of the Autazes Project is a result of the combination of our plan to connect the Autazes Project to Brazil’s national power grid, which has approximately 80% of its power generated from renewable sources, and the significantly shorter distances we expect to have to transport our potash product to Brazilian farmers. We believe that having a significant role in helping produce the lowest possible carbon footprint in a rapidly decarbonizing world is a strong competitive advantage.

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Advancement of the Autazes Project to a near construction ready state. We have raised over $235 million through equity and debt financings for the development of the Autazes Project and have progressed it to a near construction ready state. The Environmental and Social Impact Assessment and the Technical Report have already been completed and a majority of the permits and licenses required to commence construction of the Autazes Project are in-hand. Substantially all of the land required for the Autazes Project has been acquired, and we are currently in negotiations with the landowners to purchase the remaining land required for our dry stacked tailings piles.

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The development of the Autazes Project is a priority for Brazil. The Autazes Project was deemed to be of “National Importance” by Brazil’s Federal Government and National Observatory. The Federal Government of Brazil also included the Autazes Project in its Partnership Investment Program, which provides us with direct access to Brazil’s Attorney General to provide support on legal matters, and indicates that the Autazes Project should be a top priority for government officials in terms of their review of our permit and license applications.

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Experienced and highly knowledgeable leadership team. We have an expert management team with significant development and operational experience at some of the world’s largest natural resource companies, as well as marketing, sales and business development experience at major potash companies. We boast support from an experienced natural-resource focused investor base and have relationships with some of the largest domestic Brazilian agribusinesses. Our Executive Chairman, Stan Bharti, has a strong operational and capital raising background with over 15 years of experience acquiring, restructuring, and financing mining assets. In 2011, Forbes & Manhattan, Inc., the private merchant bank that Mr. Bharti established in 2002, sold its stake in Consolidated Thompson Iron Mines to Cliffs Natural Resources Inc. for $4.9 billion in cash. Mr. Bharti has a significant amount of experience in Brazil including being part of the team that turned around the Jacobina gold mine in 2002 to then sell it for $750 million in 2006 to Yamana Gold. Our Chief Executive Officer, Matthew Simpson, previously worked at the Iron Ore Company of Canada, a subsidiary of Rio Tinto and Mitsubishi Corp, where he held several progressive roles in business evaluation and operations planning, including as Mine General Manager. Mr. Simpson also has extensive experience in mine design, construction and project management from his previous work at Hatch Ltd. as a process engineer. Adriano Espeschit, the President of Potássio do Brasil Ltda., previously worked for Vale S.A. – Iron Ore, Copper and Nickel and BHP Billiton in Australia, as well as Shell Canada where he was instrumental in discussions with the Fort McKay First Nation of Alberta regarding the development of the Lease 90 Project. Mr. Espeschit was part of the teams that developed the Sossego Copper Mine in Pará State with Vale S.A. and the Santa Rita Nickel Mine in Bahia State with Mirabela Nickel.

Our Business Objectives and Growth Strategies

Our primary business objectives are to win a significant share of the Brazilian potash market and be the sustainable potash supplier-of-choice for Brazilian farmers. We intend to be a significant domestic source of potash fertilizer in Brazil to alleviate Brazil’s dependence on imported potash and farmer supply-chain risk, while supporting economic prosperity and agricultural sustainability in Brazil and food security globally. We plan to accomplish these business objectives by pursuing the following strategies:

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Focus solely on providing our potash from the Autazes Project to Brazilian farmers. Brazil is the world’s second largest market, and one of the fastest growing markets, for potash consumption, but it imports 95% of its potash needs, primarily from Canada, Russia and Belarus. Our potash production at the Autazes Project is expected to be entirely granular MOP for fertilizer applications that are currently being used in Brazil. Our planned mine and surface assets are expected to be optimally positioned in the Brazilian market to produce potash in close proximity to Brazilian farmers, enabling ‘just-in-time’ delivery, with a shorter supply chain, as compared to overseas potash producers whose products must travel significant distances to reach Brazil, resulting in a significantly higher carbon footprint. We anticipate selling all of our produced potash in Brazil, and plan to target all of the key farming regions in Brazil, particularly the highest potash consuming states such as Mato Grosso.

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Establish and maintain a position as the lowest-cost provider of potash in Brazil. Given the location of the Autazes Project, we believe that we will be able to provide our processed potash at the lowest all-in delivered cost to Brazilian farmers. Our priority is to build and operate our Autazes mine with a strong focus on operational and commercial efficiency to ensure that we can achieve the low operating cost and emissions profile that will differentiate the Autazes Project and our Company from our competitors. Because our potash ore body is located in Brazil only five miles from the Madeira River, our primary mode of product transportation will be through relatively low-cost river barges followed by trucks, whereas our competitors typically have to transport their potash products between 8,000 to 12,000 miles in total by trains and ocean vessels to reach Brazil, followed by in-land trucking. Because of our location advantage, we believe that our estimated cost to mine, process and deliver our potash product to Brazilian farmers will be lower than the transportation cost alone for imported potash, which should provide us with a substantial and sustainable competitive advantage. Additionally, the core competencies of our management team include the development and operation of natural resource assets, particularly bulk commodities, and as such, we intend to take an asset-light approach to transportation and distribution by using competent third-party vendors to ensure our focus is squarely on realizing value from the Autazes Project.

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Establish strategic partnerships within the industry. To enable our supply chain to Brazilian farmers, we plan to pursue exclusive third-party marketing, logistics and offtake agreements with large-scale, vertically integrated Brazilian agri-business companies that have the scale and mid/downstream infrastructure to efficiently transport large quantities of our potash product from our planned port on the Madeira River to Brazilian farmers. We view this approach, which should provide us with access to tangible physical infrastructure and valuable local and regional agricultural knowledge, as both capital efficient and critical to establishing credibility and long-term customer relationships.

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Nurture opportunity for sustainability leadership and innovation. An overarching component of our strategy is to establish our Company as an industry leader in sustainable potash production. We believe that our plan to connect the Autazes Project to Brazil’s national power grid, which has approximately 80% of its power generated by renewable sources, as well as the significantly shorter distances we expect to have to transport our potash product to Brazilian farmers, will enable us to establish a lower GHG emissions profile than can be found at other potash mines around the world. For example, based on our GHG Emissions Analysis, we believe that GHG emissions from the Autazes Project will be approximately 80% less than the GHG emissions generated by a similar potash producer located in Saskatchewan, Canada exporting an equivalent amount of potash to Brazil.

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Expand our production capabilities and growth opportunities. The Autazes Project is estimated to have a mine life of 23 years at a production rate of an average of approximately 2.4 million tons per year. We have explored less than 5% of the Amazonas potash basin that we believe to be mineralized based on drilling that was done during the 1960s and 1970s by Petrobras, Brazil’s state-owned petroleum company. Future exploration offers the opportunity to extend the life of the Autazes Project as well as increase potash production.

Our Industry and Market Opportunity

Overview

Potash is the common name for the group of minerals containing potassium (K). Together with nitrogen and phosphorous, potash is one of the three primary nutrients essential for plant life, and we believe that it is an essential component to sustainably feed a growing world. The use of potash is necessary in order to grow more food per acre by enabling farmers to improve agricultural productivity and crop quality.

Agronomically, potash is responsible for promoting all critical metabolic functions in plants and improving plant resistance to biotic and abiotic stress. For example, potash supports photosynthesis, protein formation, and water regulation, increasing plant strength and improving resistance to factors that adversely affect crop yields such as disease, pests, heat, drought, and frost.

Plants pull nutrients from the soil as they grow. Fertilizer helps farmers to replenish the nutrients that are removed from the soil, and ensures the soil health necessary to generate strong crop yields in future seasons. This is particularly important in regions such as Brazil where farming intensity is high due to its favorable climate and the increasing number of large-scale and broadly mechanized farming operations.

The vast majority of potash is applied as MOP, which is the potash fertilizer product we plan to produce at the Autazes Project. MOP is the form of potash that is used on potassium-intensive row crops such as corn, soybean, rice, cotton and sugarcane, all of which are commonly grown in Brazil. According to the CRU May 2022 Potassium Chloride Market Outlook, global annual sales of potash were approximately 78 million tons per year in 2021, and the compound annual growth rate of the global potash market was approximately 2.38% from, 2003 to 2021, outpacing the growth of the other primary fertilizer nutrients. According to CRU, Brazil is the second largest potash market and one of the fastest growing markets in the world for potash consumption. However, to properly contextualize the significance of Brazil, a general understanding of the global potash market supply and demand dynamics and the underlying drivers is beneficial.

Potash Demand

As the world’s population grows, so too does global economic output, prosperity, and the demand for calorie-rich diets. In turn, these drive higher protein consumption, which relies on potash to increase food production. For example, according to the USDA Economic Research Service, in the United States, approximately 38% of corn consumption is for animal feed, and approximately 34% is for the production of ethanol for blending with gasoline (USDA Economic Research Service, “Feed Grains: Yearbook”, August 17, 2022). In addition, according to a USDA Foreign Agricultural Service report, the majority of ethanol in Brazil is produced from sugar cane, another potash intensive crop (USDA Foreign Agricultural Service, “Corn Ethanol Production Booms in Brazil”, October 8, 2020). We believe that increasing meat consumption and improving methods of fertilizer application (particularly in developing economies where potash has been historically underapplied) will be key drivers of increased potash use. Furthermore, as many countries adopt decarbonization policies and biofuels become an increasingly important part of the energy transition, potash may play not only a critical role in feeding the world, but also in fueling it.

Source: CRU, “CRU’s Potash Fertilizer Long-Term Outlook Database”, March 21, 2022.

According to the CRU May 2022 Potassium Chloride Market Outlook, global annual sales of potash reached a record of approximately 78 million tons of MOP consumed in 2021, and the global potash market is expected to grow to approximately 85 million tons by 2026, driven largely by Brazil and Asia. China is presently the world’s largest consumer of potash, followed by Brazil, however, as referenced in the chart above, demand from South America is projected to eventually outpace demand from East Asia. Furthermore, Brazilian potash consumption is expected to grow at a compound annual growth rate of 6.6% from 2022 to 2026, which is approximately 53% more than the forecasted compound annual growth rate of 4.3% for global potash consumption during the same period.

Potash Supply

The global potash market is highly concentrated, comprised of just a few meaningful suppliers. The world’s largest potash reserves are located in only a few regions in the world. According to the CRU May 2022 Potassium Chloride Market Outlook, global production of potash in 2021 was approximately 79 million tons, with over 63% of effective capacity held by eight companies. The countries that export the most potash are Canada, Russia, and Belarus.

Source: CRU May 2022 Potassium Chloride Market Outlook.

The consolidated structure of the global potash market makes it susceptible to supply shocks, such as the disruptions caused by the COVID-19 pandemic, Belarussian sanctions, and Russia’s war in Ukraine, which have driven potash prices to record highs. The fastest growing regions in the world have few domestic sources of potash production, making them heavily reliant on imported potash and leaving them exposed to trade flow imbalances and supply chain disruptions. We expect the outlook for the global supply and demand of potash to be tight in the near future.

Market Opportunity: Brazil – A Key Potash Market

According to FAO, Brazil was the largest net exporting country of agricultural goods in 2019 (FAO, “World Food and Agriculture – Statistical Yearbook 2021”, 2021). And according to a USDA Foreign Agricultural Service report, Brazil exported $110 billion of agricultural products in 2021, and Brazil ranks first in production for many of the world’s highest-demand and potash-intensive crops, such as soybean and sugarcane. Consequently, Brazil is a key market for potash producers, since in order to increase the volume and value of crop yields, frequent and balanced replenishment of nutrients in the soil is needed. Potash is integral to Brazil’s economic success, since Brazil generates approximately 27% of its gross domestic product from the agricultural sector (USDA Foreign Agricultural Service, “Brazilian Economic and Agricultural Overview”, February 9, 2022). However, Brazil, like many other high growth regions such as China and Southeast Asia, is heavily reliant on imported potash and imports approximately 95% of its potash needs (CRU, “CRU’s Potassium Chloride Database”, May 27, 2022). As illustrated in the chart below, most of the potash that Brazil imports comes from

Canada, Russia and Belarus, with approximately 47% of its imported potash in 2021 coming from currently sanctioned countries.

Source: CRU May 2022 Potassium Chloride Market Outlook.

Due to relatively high logistics expenses and the highly fragmented number of buyers, customers in Brazil typically pay a higher price for MOP than most of the world. According to the CRU May 2022 Potassium Chloride Market Outlook, the preferred MOP product in the Brazilian market is granular potash with a target grade of 60.5% potassium oxide (K2O) (95% MOP), and it typically sells for a premium over standard (fine) MOP. The historic Free On Board (FOB) spot price for granular potash delivered to Brazil as compared to the Free On Board (FOB) Vancouver spot price and the Cost and Freight (CFR) China contract price for standard potash is illustrated in the graph below:

Source: Fertilizer Weekly, “Fertilizer Historical Prices”, October 13, 2022.

We plan to produce only granular 60.5% K2O MOP and sell all of our potash domestically in Brazil. We believe that we will have low transportation costs because the Autazes Project is located only five miles from the Madeira River where relatively lower cost barges can be used to transport our potash product a substantial portion of the way to Brazilian farmers. Because the Autazes Project will be located near a major river system, we believe that our cost to mine, process and deliver potash will be lower than the transportation cost alone for imported potash, which will provide a substantial and sustainable logistics cost advantage for our potash product. Based on our GHG Emissions Analysis, by connecting the Autazes Project to Brazil’s national electricity grid, which has approximately 80% of its power generated by renewable energy sources, and as a result of the substantially lower distances that we will have to transport our potash product to Brazilian farmers, we believe that our operations in Brazil will generate approximately 1.4 million tons less GHG emissions per year than the GHG emissions that would be generated by a similar potash producer located in Saskatchewan, Canada exporting an equivalent amount of potash to Brazil, which is the equivalent of planting approximately 57 million new trees.

We believe that Brazil’s government recognizes that reliance on imported potash is not a tenable long-term solution. In 2022, Brazil launched a national fertilizer plan that aims to reduce its use of imported fertilizers from 85% of its current aggregate use to 45% by 2030, which implies obtaining approximately eight million tons of potash from domestic sources. The Autazes Project’s expected at-scale production of an average of approximately 2.4 million tons of MOP per year is expected to help Brazil achieve this objective. Additionally, the Autazes Project was deemed to be of “National Importance” by Brazil’s Federal Government and National Observatory. The Federal Government of Brazil also included the Autazes Project in its Partnership Investment Program, which provides us with direct access to Brazil’s Attorney General to provide support on legal matters, and indicates that the Autazes Project should be a top priority for government officials in terms of their review of our permit and license applications. Furthermore, we believe that by purchasing the potash produced at the Autazes Project, Brazil will lower its total agricultural carbon footprint with a dramatically lower GHG emissions profile, as compared to purchasing potash from overseas producers. The Autazes Project is an asset intended to be ‘by Brazil, for Brazil’, with 100% of our produced potash expected to go to Brazilian farmers.

Strategic Relationships

Amaggi Offtake Agreement

In September 2022, we entered into a non-exclusive offtake agreement (which we refer to as the “Amaggi Offtake Agreement”) with Amaggi Exportação E Importação Ltda. (which we refer to as “Amaggi”), pursuant to which we will supply to Amaggi, and Amaggi will purchase from us, a certain minimum quantity of our potash product each year, which minimum quantity will generally be approximately 551,000 tons of potash per year following a three-year ramp-up period. If we fail to supply, or Amaggi fails to purchase, between 20% and 50% of such minimum quantity in any given year, a penalty would be imposed on us or Amaggi, respectively, that is equal to the product of (i) the quantity of potash that we fail to supply or Amaggi fails to purchase, as applicable, and (ii) 30% of the purchase price charged by us for our potash product during that year, and if we fail to supply, or Amaggi fails to purchase, above 50% of such minimum quantity in any given year, a penalty would be imposed on us or Amaggi, respectively, that is equal to the product of (a) the quantity of potash that we fail to supply or Amaggi fails to purchase, as applicable, and (b) 50% of the purchase price charged by us for our potash product during that year. Amaggi may also request to increase the minimum quantity in any given year during the term of the Amaggi Offtake Agreement, subject to our confirmation that we will have sufficient production and availability of our potash product at the Autazes Project.

Under the Amaggi Offtake Agreement, the purchase price for our potash will be payable in Brazilian real, will be based upon, among other factors, the prevailing market prices for potash at the time purchase orders are placed by Amaggi, and will be subject to a discount that will be applied to purchases made by Amaggi. Additionally, Amaggi has an option to lock in the purchase price for our potash for an entire year under the Amaggi Offtake Agreement.

The term of the Amaggi Offtake Agreement is 17 years commencing upon the conclusion of a test period of up to six months in order to confirm specifications for our potash product and satisfy certain other customary conditions precedent. Either party may terminate the Amaggi Offtake Agreement if, among other things, the other party is not in compliance with any condition precedent and such non-compliance is not waived. In such a case, the non-compliant party will be subject to a penalty equal to the product of (i) the total amount of potash that is expected to be supplied and purchased during the three-year period following the date of termination, and (ii) the average price charged by us for our potash product during the period of up to three years prior to the date of termination. The Amaggi Offtake Agreement may also be terminated without penalty (i) by either party in the event of, among other things, bankruptcy, judicial or extrajudicial recovery, or insolvency of the other party, or (ii) by us if we abandon the Autazes Project prior to the commencement of any commercial potash production. For more information regarding the terms of the Amaggi Offtake Agreement, see the full text of the Amaggi Offtake Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part.

Amaggi Distribution and Marketing Agreement

In September 2022, we entered into a distribution and marketing agreement (which we refer to as the “Amaggi Distribution and Marketing Agreement”) with Amaggi, pursuant to which Amaggi has the exclusive right to distribute and market, and provide certain advisory services to us with respect to, our potash product that we will produce at the Autazes Project, subject to certain exceptions. Under the Amaggi Distribution and Marketing Agreement, Amaggi will be entitled to a commission that will be calculated based on the gross sales value of the potash marketed and distributed by Amaggi, provided that, to the extent we make any sales of our potash to any third parties without the assistance of Amaggi, we will pay to Amaggi an agreed-upon percentage of the gross value of such other sales of our potash.

The term of the Amaggi Distribution and Marketing Agreement is 15 years commencing upon the start of commercial potash production at the Autazes Project. The Amaggi Distribution and Marketing Agreement may be terminated by either party in the event of, among other things, a (i) material breach by the other party of its obligations under the Amaggi Distribution and Marketing Agreement, which breach is not cured within 15 days of notice of such breach, or (ii) bankruptcy, judicial or extrajudicial court reorganization or insolvency of the other party. In addition, Amaggi may unilaterally terminate the Amaggi Distribution and Marketing Agreement if we undergo a corporate reorganization without Amaggi’s prior approval, or we are in breach of certain representations related to human and labor rights and environmental laws. Furthermore, we may unilaterally terminate the Amaggi Distribution and Marketing Agreement in the event of a serious environmental default caused by Amaggi. For more information regarding the terms of the Amaggi Distribution and Marketing Agreement, see the full text of the Amaggi Distribution and Marketing Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part.

Hermasa Shipping Agreement

In September 2022, we entered into a shipping agreement (which we refer to as the “Hermasa Shipping Agreement”) with Hermasa Navegação da Amazônia Ltda. (which we refer to as “Hermasa”), pursuant to which, Hermasa will transport, ship and deliver our potash product that we will produce at the Autazes Project to ports located in various locations throughout Brazil. Under the Hermasa Shipping Agreement, Hermasa has the exclusive right to transport our potash to ports located in Miritituba and Porto Velho, and has a first right of refusal to transport our potash to all other ports in Brazil.

Under the Hermasa Shipping Agreement, we are obligated to provide for delivery, and Hermasa is obligated to transport, ship and deliver, a certain minimum quantity of potash each year during the term of the Hermasa Shipping Agreement, which minimum quantity will range between approximately 2.2 to 3.0 million tons of potash following a four-year ramp-up period. Our failure to provide, or Hermasa’s failure to transport, the minimum quantity of potash will result in a penalty to us or Hermasa, as applicable. We will pay Hermasa a delivery fee of a fixed rate per metric ton of potash delivered, subject to a monthly adjustment for fuel prices and an annual adjustment for inflation.

The term of the Hermasa Shipping Agreement is 15 years commencing immediately after a six-month trial period. The Hermasa Shipping Agreement may be terminated by either party in the event of, among other things, a (i) material breach by the other party of its obligations under of the Hermasa Shipping Agreement , which breach is not cured within 15 days of notice of such breach, or (ii) bankruptcy, judicial or extrajudicial court reorganization or insolvency of the other party. In addition, Hermasa may unilaterally terminate the Hermasa Shipping Agreement if we undergo a corporate reorganization without Hermasa’s prior approval, or we are in breach of certain of our representations related to licenses and permits or commercial production at the Autazes Project. Furthermore, we may unilaterally terminate the Hermasa Shipping Agreement if Hermasa is in breach of certain of its representations related to licenses and permits or of its indemnification obligations to us. For more information regarding the terms of the Hermasa Shipping Agreement, see the full text of the Hermasa Shipping Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part.

Competition

The potash mining industry is subject to competitive factors, including, among others, the following:

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Global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions and increased price competition, or a significant change in agriculture production or consumption trends, could lead to a sustained environment of reduced demand for potash, and/or low commodity prices, which could favor competitors;

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Our products will be subject to price competition from both domestic and foreign potash producers, including foreign state-owned and government-subsidized entities, who will be less impacted by fluctuations in global potash prices;

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Potash is a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service;

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Most of the potash mining companies with which we will be competing have a developed potash mining and production capacity, existing customer relationships, and greater financial resources and technical capabilities than we have at this point in time;

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Competitors and potential new entrants in the markets for potash have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities; and

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Some potash customers require access to credit to purchase potash, and a lack of available credit to customers could adversely affect demand for our potash as there may be an inability for such customers to replenish their inventories due to a lack of credit. Additionally, we currently do not intend to provide credit to customers in connection with their purchases of potash from us, however, certain of our competitors may do so, and customers may choose to purchase potash from such competitors for this reason.

Furthermore, the mining business is competitive in all phases of exploration, development and production. We will compete with a number of other mining companies in the procurement of equipment and for the hiring of skilled labor. We also compete for financing with other mineral resource companies, many of which have greater financial resources and/or more advanced properties than us. Upon commencement of our operations, some of our largest competitors would include The Mosaic Company in Brazil, and Nutrien Ltd., Uralkali PJSC, and Belaruskali OAO outside of Brazil. As a result of this competition, we may in the future be unable to raise additional capital. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

Our ability to raise additional capital will depend on our success in developing the Autazes Project. Factors beyond our control may affect our ability to successfully develop the Autazes Project and commence mining operations and potash production. As a result of the competitive factors mentioned above or those that may not be known by us at this time, we may not be able to successfully develop and complete the Autazes Project. See also “Risk Factors—Risks Related to Mining.”

Regulatory Overview

Brazilian Mining Regulations

Under the Brazilian Constitution, all Mineral Resources are initially the property of the Federal Government of Brazil until applicable permits, licenses, concessions, and mineral rights are granted to qualified and approved mining applicants. The right to explore and exploit Mineral Resources in Brazil are regulated by the Brazilian National Mineral Agency under the Brazilian Mining Code (regulated by Brazilian Decree No. 9.406/2018) and applicable policies of the Brazilian Ministry of Mines and Energy. Only Brazilian citizens, or legal entities incorporated in Brazil under Brazilian law, may be entitled to conduct mining activities, including commercially exploiting Mineral Resources, in Brazil.

In order to develop, construct, and commence the mining operations of the Autazes Project, we must undertake a licensing procedure pursuant to which the applicable federal, state, or municipal environmental authorities in Brazil will license, approve and authorize the location, exploration and development activities, construction, and operation of the Autazes Project. It is not always clear which level of government or regulatory agency in Brazil has regulatory authority over mining projects, and therefore, we believe that it would not be unusual if other Brazilian regulatory agencies challenge the regulatory authority of the Brazilian National Mineral Agency over environmental licensing of mining projects, which may create uncertainties as to whether the Autazes Project should be licensed by Brazilian federal or state regulatory agencies. Public prosecutors also have influence on such challenges or disputes, including through judicial actions.

Exploration Permits and Environmental Exploration License

In order for us to perform exploratory mining activities in Brazil, we first had to obtain specific permits called “Alvará de Pesquisa” (which we refer to as our “Exploration Permits”) from the Brazilian National Mineral Agency, and a specific license called “Licença de Operação–Exploração” (which we refer to as our “Environmental Exploration License”) from the Instituto de Proteção Ambiental do Amazonas (IPAAM) (which we refer to as the “Brazilian Amazonas Environmental Protection Institute”), which is the environmental protection agency for the state of Amazonas, Brazil. We received a total of five Exploration Permits from July 2009 to September 2011, and our Environmental Exploration License in June 2009, which allowed us to perform exploration activities, including drilling, in our mineral rights area on the Autazes Property. Under our Exploration Permits, we had to strictly follow the exploration work plans submitted as part of our applications to the Brazilian National Mineral Agency. Following the completion of our exploration work for the Autazes Project, we submitted to the Brazilian National Mineral Agency for approval a final exploration report detailing the exploration activities conducted and attesting to the existence of the potash ore reserve. The Brazilian National Mineral Agency approved our final exploration report in April 2015, and this approval enables us to request a mining concession, which, if approved, will permit mining and mineral exploitation activities, as described under “—Mining Concession” below.

Environmental Licenses

There are three general types of environmental licenses that mining companies are required to obtain in order to be fully authorized to construct and operate a mine in Brazil, each of which is described below.

Preliminary Environmental License. The first type of environmental license is called Licença Prévia (which we refer to as our “Preliminary Environmental License”), which we initially obtained during the planning phase of the Autazes Project. In connection with our application to obtain our Preliminary Environmental License, we engaged Golder to prepare the Environmental and Social Impact Assessment, and we and Golder participated in public hearings, which were attended by over 4,000 people including a large contingent of indigenous persons, and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by FUNAI, as Brazilian law provides that any indigenous people located within six miles of a future mine site have the right to be consulted. Following the completion of the Environmental and Social Impact Assessment in January 2015, we submitted it to the Brazilian Amazonas Environmental Protection Institute in connection with our application to obtain our Preliminary Environmental License. In July 2015, we received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute, and, as part of the application and approval process, the Brazilian Amazonas Environmental Protection Institute evaluated the Environmental and Social Impact Assessment, as well as the location and concept of the Autazes Project, certified the environmental feasibility of the Autazes Project, and set forth the basic requirements that will need to be complied with in subsequent licensing and developmental phases.

However, after receiving our Preliminary Environmental License, the Ministerio Publico Federal (which we refer to as the “Brazilian MPF”), which is Brazil’s federal prosecution office, opened a civil investigation in December 2016 (which we refer to as the “December 2016 Civil Investigation”) that questioned the validity of the license based on a motion from a non-governmental organization that our consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169 (also known as the Indigenous and Tribal Peoples Convention (1989)). Brazil is a signatory to International Labour Organization Convention 169, which is the major binding international convention concerning indigenous and tribal peoples, and sets standards for national governments regarding indigenous peoples’ economic, socio-cultural and political rights. As a result of the December 2016 Civil Investigation, in March 2017, we agreed with the court overseeing the December 2016 Civil Investigation, the Brazilian MPF, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend our Preliminary Environmental License, and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 (which we refer to as the “March 2017 Suspension Agreement”). Such additional consultations with indigenous communities, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were only recently allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions. See also “—Current Status of our Licensing Process” below.

Installation License. The second type of environmental license is called Licença de Instalação (which we refer to as the “Installation License”), which is required prior to starting construction of the Autazes Project. In this phase, the basic environmental plan outlining pollution control and compensatory measures are submitted to the Brazilian Amazonas Environmental Protection Institute for its review and approval.

Substantial work has been completed to obtain the Installation License. There are 78 plans and conditions that are required to be completed and satisfied in order to obtain the Installation License, and, as of the date of this prospectus, we have completed and submitted 76 of these items, which have been approved by the various applicable Brazilian federal, state and municipal agencies. The two remaining items to be completed relate to the review and approval by FUNAI of our Indigenous Component Study, followed by our presentation to the Brazilian Amazonas Environmental Protection Institute of the formal approval by FUNAI of our Indigenous Component Study, including the three Indigenous Support Programs included therein. Such review by the Brazilian Amazonas Environmental Protection Institute could result in the imposition of conditions to the Installation License. Once we obtain the Installation License, we will be permitted to start construction of the Autazes Project.

Operational License. The third type of environmental license is called Licença de Operação (which we refer to as the “Operational License”), which is the last phase of the environmental licensing procedure necessary to operate a mine in Brazil. The Brazilian Amazonas Environmental Protection Institute will review and consider any application for an Operational License, and will decide whether to issue this license following construction of the mining project. The Operational License is required for us to be able to perform mining and mineral exploitation activities in our mineral rights area, as well as sell the produced potash.

Mining Concession

At such time when we complete the construction of the Autazes Project, and we have received the Operational License, we believe that we will receive the mining concession called Concessão de Lavra (which we refer to as the “Mining Concession”), which is granted by the Brazilian Ministry of Mines and Energy. In connection with the Mining Concession, we previously prepared and submitted a plan called Plano de Aproveitamento Econômico (PAE) (which we refer to as our “Plan for Economic Development of the Deposit”), which has been approved by the Brazilian National Mining Agency. The Mining Concession will be granted based upon and in accordance with the approved Plan for Economic Development of the Deposit. The approval of the Technical Report in respect of the Autazes Project will establish a firm presumption that the corresponding Mining Concession will be issued to us, subject only to us obtaining the Operational License. As the holder of the

Mining Concession, we will have exclusive rights to undertake mining operations for the Mineral Resources specified in the Mining Concession within the authorized mineral rights area. The Mining Concession will be valid until the depletion of the mineral deposit. Although mineral deposits in Brazil are federal property, a mining concession holder is the assured owner of the extracted mineral.

As the holder of the Mining Concession, we will have a range of obligations, including to: (i) start the mining work, in accordance with the development and mining plan approved by the Brazilian National Mineral Agency, within six months from the date of publication of the Mining Concession in the Official Gazette of the Brazilian federal executive; (ii) carry out the mining work in accordance with the approved development and mining plan; (iii) extract only the minerals indicated in the Mining Concession or any addendum thereto; (iv) communicate to the Brazilian National Mineral Agency the discovery of any mineral substance not included in the Mining Concession; (v) carry out the mining work in accordance with applicable laws, rules and regulations; (vi) appoint a duly qualified person to supervise the mining work; (vii) refrain from intentionally obstructing or hampering the future development of the mineral deposit; (viii) be liable for any loss or damage caused to third parties resulting from the mining work; (ix) not cause air or water pollution as a result of the mining work; (x) protect and preserve water sources, as well as to use them in accordance with applicable technical instructions and requirements; (xi) observe and comply with all instructions and recommendations of applicable regulatory authorities; (xii) refrain from suspending the mining work for more than six months without the prior consent of the Brazilian National Mineral Agency; (xiii) keep the mine in good condition during any suspension period; (xiv) rehabilitate the areas degraded by mining; (xv) pay royalties; and (xvi) comply with the provisions of the Brazilian National Dams Safety Policy.

Once commercial production of potash commences, we will be required to pay to the Federal Government of Brazil financial compensation for such mineral exploitation (Compensação Financeira pela Exploração Mineral), in the form of a royalty at a rate of 2% of our gross revenue.

Additionally, the Brazilian National Mineral Agency is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the Brazilian National Mineral Agency, through the issuance of a “Deed of Easement”, the holder of the mining title to which the Deed of Easement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon amicably, it will be determined by a court.

Once the exploitation of the mineral deposits has been concluded, the corresponding mining area must be rehabilitated in accordance with appropriate environmental and mine closure plans included as part of our Plan for Economic Development of the Deposit which was approved by the Brazilian National Mining Agency.

Current Status of our Licensing Process

Our current near-term goals are to have our Preliminary Environmental License reinstated and obtain the Installation License, both of which are required prior to starting construction of the Autazes Project. The reinstatement of our Preliminary Environmental License is subject to the initiation of our additional consultations with the indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, as per the March 2017 Suspension Agreement. There are two major steps that need to be followed in connection with these consultations. The first step is that the indigenous communities need to determine the means of, and who within their tribes will be involved in, the consultations. The first step has been completed. The second step is the actual consultation process, which initially started in November 2019 but was suspended due to the outbreak of COVID-19. In April 2022, following the lifting of COVID-19 related restrictions, we resumed our additional consultations with the Mura indigenous people, who make up the over 40 indigenous communities and tribes near the Autazes Project. Such consultations are being conducted in accordance with International Labour Organization Convention 169 and are currently ongoing. We believe that we will complete the first of up to three rounds of such additional consultations with the indigenous communities involved in the first quarter of 2023.

Additionally, the reinstatement of our Preliminary Environmental License and the issuance of the Installation License are subject to the review and approval by FUNAI of our Indigenous Component Study, which was submitted by us to FUNAI on November 1, 2022. Following FUNAI’s approval, our Indigenous Component Study and FUNAI’s approval will be submitted to (i) the court overseeing the December 2016 Civil Investigation to decide whether the suspension of our Preliminary Environmental License will be lifted, and (ii) the Brazilian Amazonas Environmental Protection Institute for its review (including with respect to the three Indigenous Support Programs included in our Indigenous Component Study). At such point following the completion of these steps, we would have also satisfied the two remaining items to be completed in order for us to obtain the Installation License. It is possible, however, that the court overseeing the December 2016 Civil Investigation and/or the Brazilian Amazonas Environmental Protection Institute may interpret the March 2017 Suspension Agreement as requiring the completion of our consultations with the Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 prior to the reinstatement of our Preliminary Environmental License and/or the issuance of the Installation License, respectively. See “Risk Factors—Risks Related to our Business—We will not be able to commence construction of the Autazes Project until our Preliminary Environmental License is reinstated, and we subsequently obtain the Installation License.”

The following summarizes the various permits and licenses that are required in order to be fully authorized to operate a mine in Brazil:

Environmental Regulations

Our exploration and development activities are, and our future mining operations will be, subject to environmental laws and regulations in Brazil. We currently, and will continue to, maintain operating policies that seek to comply with all applicable environmental laws and regulations.

To enforce environmental legislation in Brazil, the Federal Government of Brazil has established various administrative, criminal and civil penalties that will be imposed upon violators of environmental laws, rules and regulations, including fines, denial of credit lines from governmental entities, revocation of environmental licenses, and, in extreme cases, suspension of the company’s activities. The fines are imposed in accordance with the nature and severity of the infraction committed, which primarily depends on the extent of the damage caused or expected to be caused to the environment.

Environmental, Social and Governance

We are guided by the values of ethics, integrity, transparency and compliance with the law, our code of business conduct and ethics (which we refer to as our “Code of Business Conduct and Ethics”), which has been adopted by our board of directors and will be effective upon the closing of this offering, as well as by stakeholder expectations. We aim to embed environmental, social, and governance (which we refer to as “ESG”) considerations into our operations and business decisions to create long-term value for our stakeholders and society.

The Autazes Project has been developed with sustainability at the core of all of its developmental and operational components. Our commitment to ESG causes can be seen through our policies and actions. We continue to review and refine our ESG policies and frameworks to ensure that we can uphold our commitment to the communities we operate in and, more broadly, the global community.

As an organization, we are steered by our Code of Business Conduct and Ethics, as well as our ESG policies. Our ESG policies address our position and approach across ESG categories that impact our business, and cover material topics that are of the highest priority and importance to our internal and external stakeholders.

Environmental

Tailings and Waste Management

We carefully consider the management of, as well as efforts to minimize, waste (hazardous and nonhazardous) in our planned operations that poses a potential threat to public health or the environment. This includes the development of systems for the management of tailings, including monitoring and maintaining the stability of tailings storage facilities.

We plan to have our sodium chloride (i.e., more commonly known as table or road salt) tailings stored in one of two lined dry-stacked stockpiles at the surface of our mining operations, which is best practice in the mining sector. A majority of the tailings will be pumped back underground to fill mined-out caverns, with the balance being dissolved by rainwater. As such, there should be no remaining tailings on the surface to mitigate upon eventual closure of our mining operations.

Our Preliminary Environmental License includes a list of environmental conditions that we must continue to satisfy, and, in order to maintain our compliance with these conditions, we have established several monitoring points. For example, we collect monthly information about water quality at the Autazes Project as part of our environmental management program.

Deforestation and Biodiversity

In developing the Autazes Project, we aim to minimize ecological impacts associated with deforestation within and beyond the Amazon rainforest. We will implement environmental management plans at our mine site to address biodiversity impacts (e.g., flora and fauna), land use, and inactive site reclamation efforts, which includes the protection of permanent preservation areas.

Concerningly, the Amazon rainforest experienced record deforestation rates in 2021. Although this was caused by a number of factors, we believe that farmers burning trees to increase the amount of land that they are able to farm, rather than attempting to maximize crop yields per acre through proper application of fertilizer, contributed in part to this problem. We are considering the development of a plan to subsidize the purchase price for our potash and provide independent third-party expert application rate guidance for Brazilian farmers located in close proximity to the Amazon rainforest in exchange for a commitment to not deforest.

Additionally, we have created a seed nursery, which is managed by an indigenous agricultural technician, to start the growth of trees that will be used as part of our reforestation initiatives. In the first half of 2022, we donated more than 20,000 trees to the city of Autazes to be used for reforestation.

Climate-related Risks and Opportunities (including GHG Emissions and Energy Management)

We carefully consider the management of climate related risks and opportunities associated with large scale climate trends and patterns that could potentially benefit or harm the Autazes Project or our Company. Risks and opportunities may be associated with physical changes and/or changes related to a transition to a low carbon economy. This includes our direct Scope 1 GHG Emissions, our indirect Scope 2 GHG Emissions, as well as our Scope 3 GHG Emissions along the value chain, and our management of energy (e.g., renewable) or electricity consumed during our operations and business activities.

We commissioned a consulting firm to prepare our GHG Emissions Analysis to assess the GHG emissions that are anticipated to be generated by the Autazes Project. Based on our GHG Emissions Analysis, as compared to the GHG emissions that would be generated by a similar potash producer located in Saskatchewan, Canada exporting an equivalent amount of potash to Brazil, we believe that the production and delivery of potash from the Autazes Project to Brazilian farmers would generate approximately 80% less GHG emissions. This equates to approximately 1.4 million tons less GHG emissions per year, which is equivalent to planting approximately 57 million new trees. We believe that the estimated lower GHG emissions profile of the Autazes Project is a result of the combination of our plan to connect the Autazes Project to Brazil’s national power grid, which has approximately 80% of its power generated from renewable sources, and the significantly shorter distances we expect to have to transport our potash product to Brazilian farmers, as compared to other potash producers having to transport their potash products to Brazil from mines located 8,000 to 12,000 miles away (primarily in Canada, Russia and Belarus).

Our construction and operational plans aim to minimize GHG emissions with several rigid programs to control all aspects related to noise and suspended particles in the air.

Water Stewardship

We aim to manage water resources in a way that is socially equitable, environmentally sustainable, and economically beneficial. We plan to recirculate nearly 100% of the water used in the processing of our potash with only a small bleed-off to manage the build-up of impurities over time. We also will have uncovered tailings stockpiles that will be dissolved naturally by rain, and the resulting salty water will then be pumped underground into an existing aquifer.

Social

Engagement with Indigenous Communities

We are actively consulting and engaging with indigenous communities near the Autazes Project with respect to long term relationships, the delivery of sustainable benefits, business development, and economic reconciliation that we are aiming to provide during the exploration, project design, operation, and closure phases of the Autazes Project.

We believe that we are one of the first companies in Brazil to conduct indigenous consultations in accordance with International Labour Organization Convention 169, which is the major binding international convention that sets standards for national governments with respect to indigenous and tribal peoples’ economic, socio-cultural and political rights. One of the main differences in complying with International Labour Organization Convention 169, as compared to the guidelines and requirements established by FUNAI, is that the indigenous communities determine how and who within their communities will be consulted. We are committed to ensuring that we directly employ local indigenous people, as we will utilize indigenous-owned companies to provide goods and services required for our operations.

As part of our consultations and discussions with indigenous communities, the Mura indigenous people, who make up the over 40 indigenous communities and tribes near the Autazes Project, will be proposing several programs that they would like to be implemented as part of the compensation and improvement that we intend to provide to the region.

Community Impact, Local Employment and Procurement

We will continue to consider various approaches to allocating capital to local communities and measuring direct and indirect impacts. We intend to undertake strategic efforts to meet the needs and address the concerns of community groups, including, for example, with respect to the advancement of common goals and the promotion of health and wellness, socio-economic empowerment, job creation, research, and other community benefits related to our activities. We also intend to employ workers from local or nearby communities and buy locally produced goods and services. We have started discussions with training schools in the region near the Autazes Project to help prepare our future workforce, and plan to train people for operating roles during the construction phase of the Autazes Project.

We are already, and plan to remain, very active in our local communities to ensure that the Autazes Project is developed and operated in a manner that gives back in a meaningful way to our local communities, including but not limited to, the nearby city of Autazes and village of Urucurituba.

Health and Safety

We intend to place great importance on the management of workplace health and safety for our employees and contractors, including protecting employees and contractors against possible injuries, work related illnesses, and/or occupational diseases that may occur while conducting any of our operations or activities.

We are working together with local and state governments to bring improvements to the city of Autazes and the surrounding region. We anticipate that the population of Autazes will grow during the development and construction of the Autazes Project, and, as such, we intend to prepare health and safety programs in order to attract and retain people in the region.

Governance

Corporate Governance and Ethics

We have developed a range of corporate governance policies relating to, among other matters, (i) compliance with laws, (ii) conflicts of interest, (iii) confidentiality, (iv) corporate opportunities, (v) insider trading, (vi) ethical conduct and fair dealing, (vii) prohibitions against bribes and other improper payments, (viii) international trade controls, (ix) equal opportunities, and (x) safety and health in our Code of Business Conduct and Ethics, which will become effective upon the closing of this offering and will be publicly accessible on our website. Additionally, as part of our focus on corporate governance and business ethics, we will carefully consider the management of ethical considerations such as related party transactions, whistleblower programs, and anti-competitive practices. For example, we are instituting a whistleblower program with an independent reporting phone line to ensure that any concerns can be reported without fear of repercussion.

We intend to place a strong emphasis on board independence, shareholder democracy, and equitable executive compensation. The majority of our board of directors is comprised of independent directors, and each of the standing committees of our board of directors will be comprised solely of independent directors.

Regulatory Compliance

We aim to comply with all applicable laws, rules and regulations in the jurisdictions in which we operate, and plan to maintain internal systems for assuring compliance. Our activities are regulated by our environmental and social permits and licenses, the applicable laws of Brazil, Canada and the United States, and our own internal system of checks and controls.

As we approach the construction and production phases of the Autazes Project, we will begin to define and develop the key performance indicators for the material social and environmental management goals we will aim to achieve, along with aligning them with our business strategy.

Prohibitions against Bribery and Corruption

We will strictly enforce our Code of Business Conduct and Ethics with all of our directors, executives, officers, employees, and designated agents. Our Code of Business Conduct and Ethics includes prohibitions against the offering, giving, receiving, or soliciting of any item of value to influence the actions of an official or other person in charge of a public or legal duty, including any form of bribery, as well as other actions that we consider corrupt, dishonest and/or fraudulent.

ESG Achievements

We believe that we have already enhanced thousands of lives in the communities near the Autazes Project. Some examples include:

Environment

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In 2021, we conducted environmental monitoring on over 8,600 acres of land on or near the Autazes Property with the intention of preserving remaining forests, monitoring underground and surface water resources, and preserving historical heritage.

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We have donated and planted over 20,000 trees and established an environment for the production of seedlings in the village of Urucurituba, which is the location of our planned port, in order to reforest the area.

Social

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During the COVID-19 pandemic, we supported the city of Autazes in vaccinating over 9,000 people living in remote regions by providing logistical support, such as transportation, as well as funding an educational campaign.

•	In 2021, we distributed over 2,300 food and hygienic baskets to socially vulnerable families in the cities of Autazes and Careiro da Varzea, with approximately 9,000 beneficiaries.

•	In the communities near the Autazes Project, we donated food and support for school activities to 170 underprivileged children and their families.

•	We will partner with 14 different institutions and a group of universities to strengthen our ESG impact, in addition to implementing our internal ESG programs.

Governance

•	We created and filled an ESG Director position at Potássio do Brasil Ltda. to address all of our ESG related issues.

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We intend to incorporate health, safety, and ESG goals into our compensation program to better align objectives across our Company and drive accountability by directly linking the achievement of such goals to financial rewards.

Board Oversight of ESG Strategies

Our board of directors oversees our ESG strategies to ensure consistency across our decisions, actions, and overall operations and activities, and is constantly evaluating our ESG governance framework to implement goals, policies, procedures, and actions to further bolster our ESG management and strategic decisions.

Employees

As of the date of this prospectus, our Company has 14 employees in Canada, and Potássio do Brasil Ltda. has 10 full-time and five part-time employees in Brazil. Members of our management team are based in Canada and Brazil. We intend to continue to hire employees during our development phase and when we begin our mining operations. None of our employees is a party to a collective bargaining agreement, and we believe our relations with our employees are good.

Legal Proceedings

December 2016 Civil Investigation; Additional Consultations with Indigenous Communities

We received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute in July 2015. In connection with our application for our Preliminary Environmental License, we and Golder conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by FUNAI. However, after receiving our Preliminary Environmental License, the Brazilian MPF opened the December 2016 Civil Investigation that questioned the validity of our Preliminary Environmental License based on a motion from a non-governmental organization that our consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169. As a result of the December 2016 Civil Investigation, in March 2017, we agreed with the court overseeing the December 2016 Civil Investigation, the Brazilian MPF, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend our Preliminary Environmental License, and to conduct additional consultations with the Mura indigenous people in accordance with International Labour Organization Convention 169.

Such additional consultations with the Mura indigenous people in accordance with International Labour Organization Convention 169, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were only recently allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions. In September 2022, the Brazilian MPF ratified the suspension of our Preliminary Environmental License to the court overseeing the December 2016 Civil Investigation until the demarcation of the land of the Mura indigenous people is completed by FUNAI. Additionally, on November 1, 2022, we submitted our Indigenous Component Study to FUNAI for its review and approval, the results of which we expect by the end of January 2023. Following FUNAI’s approval, our Indigenous Component Study and FUNAI’s approval will be submitted to the court overseeing the December 2016 Civil Investigation to decide whether the suspension of our Preliminary Environmental License will be lifted. Public prosecutors may also challenge the procedures that we use to conduct the additional consultations with the Mura indigenous communities near the Autazes Project. For additional information regarding the suspension of our Preliminary Environmental License and our additional consultations with indigenous communities near the Autazes Project, see also “—Regulatory Overview—Preliminary Environmental License” and “—Regulatory Overview—Current Status of our Licensing Process” above.

Civil Investigation; Mining Rights Surrounding Other Indigenous Communities

The Brazilian MPF opened a civil investigation against the Brazilian National Mineral Agency seeking to reject mining applications and cancel mining titles with respect to the areas occupied by the Cinta Larga indigenous communities (which are comprised of the Roosevelt, Aripuanã, Parque Aripuanã, and Serra Morena indigenous lands), as well as those surrounding areas within 10 kilometers of such lands. The areas that are the subject of this civil investigation are located in a different state than the state of Amazonas where the Autazes Project is located, this civil investigation involves different indigenous communities than the Mura indigenous people with whom we are conducting consultations in accordance with International Labour Organization Convention 169, and none of our Company, the Autazes Property, or the Autazes Project is subject to this civil investigation.

The lower and appellate courts ruled against the Brazilian National Mineral Agency, which appealed to the Superior Court of Justice and Federal Supreme Court. The Superior Court of Justice has a pending ruling that would prevent the Brazilian National Mineral Agency from granting new mining rights in the areas surrounding the subject indigenous communities. If the decisions rendered by the lower and appellate courts are upheld and the Federal Supreme Court’s decision becomes final, the Brazilian National Mineral Agency may interpret the Federal Supreme Court decision as applying to all mining rights in areas within 10 kilometers of indigenous lands, which would affect the Autazes Property with respect to the areas surrounding the Jauary indigenous land. The Brazilian MPF may thereafter use the legal precedent to file new lawsuits in order to apply the Federal Supreme Court’s decision to other indigenous lands.

Foreign Investment Restrictions and Control

Foreign Investment Restrictions

Mining exploration and exploitation activities may only be undertaken by private entities incorporated under Brazilian law and having their head offices and management located in Brazil. Except in the case of the border zones, which are the areas approximately 93 miles from the Brazilian borders, there are no restrictions on the participation of foreigners in Brazilian mining companies, which can be wholly-owned by foreign individuals or legal entities. Mining activities in the border zones may only be carried out with the prior consent of the Brazilian National Defense Council.

According to current interpretation of Brazilian legislation, based on the Binding Opinion AGU/LA 01/2010 issued by the Brazilian Federal Attorney General’s Office in August 2010, there are certain restrictions for the acquisition of rural lands by Brazilian companies organized under the laws of Brazil and domiciled within Brazilian territory, but that are, in fact, an investment vehicle company of a foreign individual or entity, in which the majority of the corporate capital or power to control such company is held, directly or indirectly, by a foreign individual or entity domiciled abroad. In general, a direct or indirect transfer of such rural property to a Brazilian company that is controlled by a foreign individual or entity is subject to certain restrictions and limitations, and must be previously authorized by the Brazilian National Institute of Rural Settlement and Agrarian Reform (which we refer to as the “INCRA”). Any acquisition of rural property that violates such restrictions and limitations will be considered null and void, and the INCRA may order the reversal of such acquisition, returning the ownership of such rural property to its previous owner.

Foreign Investment Control

In accordance with Normative Ruling 1,863/2018 issued by the Brazilian Federal Revenue (Receita Federal do Brasil), foreign individuals and legal entities owning equity in Brazilian companies, real estate properties, airplanes, ships, and other assets located in Brazil, which are subject to public registration with the relevant Brazilian authorities, must enroll themselves with the Individual Taxpayers’ Registry of the Ministry of Economy if an individual, or with the Corporate Taxpayers’ Registry of the Ministry of Economy if a legal entity. The same applies to beneficiaries of certain security interests, such as mortgages.

It is also mandatory to enroll such foreign investors with the Declaratory Registration of Non-Residents of the Central Bank of Brazil (Cadastro Declaratório de Não Residente). Such foreign investors must also register their relevant capital contributions in the Brazilian subsidiary in the electronic system of the Central Bank of Brazil (Sistema do Banco Central do Brasil), which will allow such Brazilian subsidiary to remit dividends to its foreign shareholders and repatriate the registered capital.

Additional Exploration Areas

Within our cumulative mineral rights area of approximately 680 square miles located in the Amazon potash basin, we have made four discoveries of potash ore near the following communities: Autazes, Itacoatiara, Itapiranga, and Novo Remanso. This includes the potash ore resources for the Autazes Project. The vast majority of our diamond core drilling, permitting, engineering, and environmental and social studies has been conducted in connection with the Autazes Project, and our primary focus is on the development and eventual construction and operation of the Autazes Project. However, we hold mineral rights to the other three areas where potash ore has been discovered by us, and we may conduct additional exploratory activities in those areas in the future.

DESCRIPTION OF THE AUTAZES PROJECT AND THE AUTAZES PROPERTY

We engaged ERCOSPLAN, an engineering consulting firm with significant experience in the potash mining industry, to prepare the Technical Report, which includes Mineral Resource and Mineral Reserve estimates and capital construction, operation and economic estimates, on the Autazes Project. To date, 43 exploration holes totaling approximately 121,000 feet have been drilled on the Autazes Property, and the results from these drill holes form the basis of the Technical Report, prepared in accordance with the SEC Mining Modernization Rules, which govern disclosure for registrants with material mining operations.

Unless stated otherwise, the information in this section is summarized, compiled or extracted from the Technical Report. Certain numeric values describing the Autazes Project and the Autazes Property disclosed herein have been converted from the metric system of measurement, which is used in the Technical Report, to the imperial system of measurement commonly used in the United States. Portions of the Technical Report have been extracted, summarized and disclosed in this prospectus with the consent of ERCOSPLAN, whose representatives are Qualified Persons (i.e., independent geologists, engineers and mineral industry professionals with at least five years of relevant experience) within the meaning of the provisions of the SEC Mining Modernization Rules.

Regional Geology and Potash Mineralization

Our potash deposits are situated in the northwestern part of Brazil, in the Amazon Basin, which is a large Paleozoic basin that covers approximately 200,000 square miles.

The sedimentary rocks of the Amazon Basin overlap the Pre-Cambrian rocks of the Guiana Shield to the north and the Central Brazil Shield to the south. Mineralization composition of the Amazon Basin is described as sylvinite with layers of halite, anhydrite and/or others (e.g., kieserite, polyhalite, and others). The Amazon Basin contains rocks ranging in age from the Proterozoic to Permian periods, which are overlain by rocks from the Cretaceous, Palaeogene, and Quaternary periods.

The rocks in the Amazon Basin are divided into the following four formations (from bottom to top):

•	Monte Alegre Formation, consisting of sandstones;

•	Itaituba Formation, consisting of limestone with anhydrite rocks and intercalations of shales and siltstones;

•	Nova Olinda Formation, consisting of shale and/or siltstone, marl and/or fine grained (dolomitic) limestone, anhydrite, rock salt with intercalated layers of anhydrite, shale and some sylvinite; and

•	Andira Formation, consisting of thick layers of siltstone intercalated with thin anhydrite horizons.

Location

The Autazes Property is located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil.

The permitted area of the Autazes Project includes surface rights on the land on which our proposed mine, processing plant, tailings piles, and port for the Autazes Project will be constructed, encompassing an area of approximately 1.35 square miles. The mine, processing plant and tailings piles will be located approximately 12 miles northeast of the Autazes city center in a rural area, near the village of Lago Soares. The site for the port is located approximately 7.5 miles southeast of the processing plant site by road, in the village of Urucurituba on the banks of the Madeira River. The coordinates for each location are as follows:

Location	Longitude	Latitude
Production shaft	58° 58’ 25.983” W	3° 29’ 38.230” S
Processing plant (product loading point)	58º 58’ 22.475” W	3° 29’ 59.686” S
Port (product loading point)	58° 55’ 16.845” W	3° 32’ 43.915” S

Access

The Autazes Property can be accessed from the city of Manaus by crossing the Amazon River (Negro and Solimões) by boat or ferry in the stretch between the port of Ceasa in Manaus and the port of Careiro da Várzea on the right bank of the river, and then travelling via highways BR-319 (16 miles) and AM-254 (58 miles) to the Madeira River, which is also crossed by boat or ferry in order to reach the city of Autazes. From the city of Autazes, highway AM-254 extends approximately eight miles south to the western bank of the Madeira River. From there, access can be achieved by boat via an approximately 16 miles downstream journey on the Madeira River (northeast direction) to the boat mooring location at the Urucurituba village, at which the proposed port facilities for the Autazes Project will be located. A 7.5-mile unpaved road will be constructed between the Urucurituba village and the entrance to the mine.

Alternatively, the Autazes Property can be accessed by travelling downstream on the Amazon River to the confluence with the Madeira River and then from there travelling upstream on the Madeira River to the boat mooring location at the Urucurituba village. The entire length of this river route on the Amazon River and the Madeira River is approximately 106 miles.

Prior History

Prior to our development and planned operations, there is no recorded history of mining operations or development of mining infrastructure on the Autazes Property.

Present Condition

The Autazes Property was largely deforested several decades ago by its prior owners and is now primarily used for low density cattle farming. No work has been completed on the Autazes Property other than the exploration drill holes in connection with producing the Technical Report. There are no infrastructure, facilities, or equipment located on the Autazes Property.

Planned Operations

When the construction of the Autazes Project is completed, the Autazes Property will include a mine site, a processing plant site, a port site and other general facilities.

Substantial work has been completed to develop and de-risk the Autazes Project, including public hearings, completion of our Initial Assessment, the Environmental and Social Impact Assessment, and the Technical Report, and the drilling of 43 exploration holes totaling approximately 121,000 feet, upon which the Mineral Resource and Mineral Reserve estimates in the Technical Report are based. Our current near-term goals are to have our Preliminary Environmental License reinstated and obtain the Installation License, both of which are required prior to starting construction of the Autazes Project.

We intend to start construction of our mining facilities once we have obtained the Installation License and sufficient funding is secured, and we estimate that construction will take at least approximately four years to complete.

We believe that our mining operations will be at full capacity after a 36-month ramp-up period following the completion of construction of our mining facilities. Once our operations are at full capacity, we plan to mine up to approximately 9.4 million tons of potash ore per year using a conventional underground room and pillar mining methods. The potash ore will be hoisted to the surface, at which point it will be crushed, ground and then hot leached to produce an average of approximately 2.4 million tons of granular MOP per year for an operational period of at least 23 years, including ramp-up and ramp-down periods.

Processing Plant

We have designed a processing plant, with an expected at-scale production capacity of up to approximately 2.7 million tons of MOP per year, based on processing up to approximately 9.4 million tons of run-of-mine (which we refer to as “ROM”) potash ore per year. We believe that our metallurgy and processing methods will allow us to achieve a metallurgical recovery rate of 90.8% and a MOP product grade of 95% purity.

This processing plant will contain two identical stand-alone trains. Each train will be fed ROM potash ore at a rate of 602 tons per hour through one double stage four roll crusher for primary crushing, and then through two-cage mill secondary crushers, which crush the potash ore to less than four millimeters. Crushed potash ore will then be conveyed to the hot leach circuit, which utilizes a two stage arrangement of cascaded agitated leaching tanks. Potassium and sodium chloride dissolve from the ROM potash ore into approximately 90°C leaching brine. Discharge from each leach stage will be classified in a bank of cyclones. Primary cyclone overflow will be clarified and then pumped to the crystallizer circuit. Discharge from the secondary cyclones will be filtered and forwarded to the tailings management area. A portion of the tailings will be sent underground as backfill with the objective to reduce the tailings stockpile size and as a side benefit, minimize underground subsidence. The remaining tailings will be deposited in open piles and converted to brine by natural dissolution caused by high precipitation. The brine will be collected in the storage ponds and later injected into an aquifer using brine injection wells, to depths between 1,000 to 1,300 feet to maintain water balance.

The clarified hot brine from the hot leach circuit will be cooled down in a seven-stage crystallizer circuit to approximately 45°C, causing the MOP to crystallize as a solid salt. The MOP is recovered from the cooled brine using cyclones and centrifuges. The brine (mother liquor) will be heated up to approximately 115°C and then sent back to the hot leach circuit as leaching brine. Centrifuge cake will be fed to a rotary dryer, dried and then conveyed to a compaction circuit consisting of four compactors, flake breakers, primary sizing screens, primary crushers, secondary screens, and secondary crushers. Screened product will be annealed or “glazed” in a fluid bed dryer/cooler. Annealed product will be screened and then stored before being dispatched to port via transport truck. Pertinent ancillary facilities will be included to provide reagent makeup, plant and instrument air, steam production, and cooling water. The processing plant will be equipped with a central control room containing operator and engineering workstations to optimize operation of the plant.

Power Supply

We expect that the power for the Autazes Project will be provided by a planned 500 kV power transmission line which will be an interconnection between an existing power station at Silves and a new power station at Autazes. The power station at Silves is connected to Brazil’s national power grid and located in the Silves region, which is approximately 75 miles from the proposed location for our processing plant. Our connection point to Brazil’s national power grid will need to be approved by the Brazilian authorities. The new station at Autazes will be connected to the station at Silves using an overhead transmission line crossing the Amazonas River. We believe that construction of the power transmission line will commence after we obtain the Installation License, and will take approximately three years to complete. Prior to the completion of the power transmission line, the construction of the Autazes Project will be powered through the use of diesel generators, which will subsequently serve as emergency back-up power sources once the power transmission line is in place.

Estimated Capital Costs

The estimated capital costs for the Autazes Project, as included in the Technical Report, are broken out in the table below:

Area	Sub-Area	Total Costs (in millions (US$))
Mining	Underground Mine	$268.0

	Shafts	$433.4
Processing Plant and Equipment	Site – General	$68.3
	Processing Plant	$608.7
	Tailing Management	$72.1
	Utilities	$69.9
	Ancillary Services	$28.3
	Off-Site Facilities	$221.7

Direct Costs		$1,770.4
Indirect Costs		$135.2
Owners Costs		$165.8
Contingency		$200.2

TOTAL PROJECT COSTS (pre-tax)		$2,271.6
Taxes, Duties, Fees		$219.3

TOTAL PROJECT COSTS (after-tax)		$2,490.9

Mining Method

The mining method proposed for the Autazes Project is conventional room and pillar (long pillars at 5,000 feet) mining with two vertical shafts. One shaft will be used to hoist the potash ore and for manpower access, and the other shaft will be used primarily for ventilation. The main development room is intended to provide access to production panels, room for infrastructure and conveyors, and will consist of several intake and return airways. Production panels will be designed to maximize the extraction of ore and productivity, while maintaining a safe working environment. The design is primarily influenced by geotechnical modelling results and analysis. Extraction of the potash ore will be done using continuous miners feeding a conveyor system to the skips at the hoist shaft. This method of potash extraction is believed to be an established and well-developed technology for ore extraction, hauling and hoisting to the surface.

Mineral Resources and Reserves Estimates

The effective date of the Mineral Resource and Mineral Reserve estimates is October 14, 2022, and such estimates are based on drilling 43 diamond core holes totaling approximately 121,000 feet on the Autazes Property.

For the Mineral Resource estimate, all drill holes that occur within, and in the vicinity of, the Autazes Project, and that contain complete assaying data from the potash horizon, have been used.

The Technical Report classifies the potash mineralization in terms of “Measured Mineral Resources”, “Indicated Mineral Resources”, and “Inferred Mineral Resources”, each as defined under the SEC Mining Modernization Rules. Such classifications generally reflect the level of confidence in the extent and grade of the identified potash mineralization.

Based on the data density and accuracy of the geological model, it is in the opinion of ERCOSPLAN that:

•	“Measured Mineral Resources” occur within a radius of 0.5 miles around an investigated drill hole;

•	“Indicated Mineral Resources” occur within a radius of one mile around an investigated drill hole; and

•

“Inferred Mineral Resources” occur within a radius of 1.2 miles around an investigated drill hole in the southern part of the Autazes Property, and within a radius of 1.5 miles around an investigated drill hole in the northern part of the Autazes Property, as the drill holes show a more continuous and homogenous distribution of ore deposits in the northern part of the Autazes Property (except for one drill hole due to its proximity to the barren zones in the southeastern part of the Autazes Property).

The table below shows the Mineral Resource estimates at the Autazes Project:

Resource Category	Tons (million)	KCI Grade (%)
Measured Mineral Resources	118	32.8
Indicated Mineral Resources	208	32.4
Inferred Mineral Resources	118	31.0

The table below shows the Mineral Reserve estimates at the Autazes Project:

Reserve Category	Tons (million)	KCI Grade (%)
Probable Economically Recoverable Reserves	122	27.5
Proven Economically Recoverable Reserves	68	28.9
Probable and Proven Economically Recoverable Reserves	190	27.9

The estimated life of the mine on the Autazes Property is 23 years, which estimate is based on the portion of the ore body that is currently being permitted for future construction and mining.

The Mineral Reserve estimates were derived by using the resource block model, which we provided to ERCOSPLAN, and the mine plan updated by ERCOSPLAN. The Mineral Reserve estimates are also based on data regarding our modelled parameters and values of resource blocks, rooms and pillars, polygons of mineral rights for the Autazes Project, and polygons of permitted land on the Autazes Property. Such data was intersected in ArcGIS Pro using the appropriate workflow for further analysis. The cut-off grade was set at a grade of 10% MOP. Assumed minimum mining heights of five feet for the production panel rooms and 11.5 feet for the main development and panel development rooms were used in calculating the estimates.

Internal Controls – Sample Preparation, Analysis and Data Verification

The chemical and mineralogical composition of the core materials obtained from our drill holes on the Autazes Property were determined by the Saskatchewan Research Council Laboratory in Canada (as the primary laboratory) and the K-UTEC Salt Technology Laboratory in Germany (as the secondary laboratory). Both laboratories are certified according to their respective national standards.

Core materials taken from our drill holes were inspected by ERCOSPLAN and determined to be of such quality that allows for samples for chemical and mineralogical assaying. The core material samples were packed with foil and sealed in plastic poly tubing, and these double-bagged samples were stored at the base camp until they were carefully packed into boxes and shipped via parcel service to the laboratories. After sampling, the remaining core material samples were secured and stored in an air-conditioned facility in the city of Autazes. In the opinion of ERCOSPLAN, these are the state of the art methods for transporting samples to a laboratory for test work and for storing remaining core material obtained from a potash deposit.

Samples were prepared by crushing and milling to the required grain sizes, and then diluted for analyses. The Saskatchewan Research Council Laboratory used inductively coupled plasma optical emission spectrometry and inductively coupled plasma mass spectrometry, and the K-UTEC Salt Technology Laboratory used flame emission spectrometry, atomic emission spectrometry and ion chromatography, as analytical techniques. For x-ray diffractometry, powdered samples were used.

Prepared samples were also analyzed for cations (K+, Na+, Mg2+, Ca2+) and anions (Cl-, SO42- and Br-), as well as insoluble material.

With respect to data verification, the following three types of control samples were introduced in the quality control program: (i) blank samples (110 samples in total), (ii) standard samples (115 samples in total), and (iii) cross-check samples (129 samples in total). In the opinion of ERCOSPLAN, the results based on control samples do not indicate any peculiarities for blank and standard samples, and with respect to the cross-check samples, the results suggest that there is sufficient correlation between the analyses carried out by both laboratories with regard to the K+, Na+ and Cl- content of the samples. Distinctive discrepancies occurred with respect to the Ca2+, SO42- and insoluble content, which may have resulted from different sample preparation procedures.

In conclusion, ERCOSPLAN is of the opinion that the results of the quality control program show that:

•	for the main components such as K+ and Cl-, no grade corrections in the data from the chemical assaying were required;

•	the discrepancies with respect to the Ca2+, SO42- and insoluble content do not affect the Mineral Resource and Mineral Reserve estimates; and

•	the above-mentioned discrepancies do not affect the proposed processing options, as it does not matter whether the residue consists of sulphates or insolubles.

The quality control measures of the exploration results were carried out according to international standards, and we believe reflect the reliability of the submitted exploration results. ERCOSPLAN is of the opinion that the results of the chemical assaying of the samples are adequate for purposes of the Technical Report.

Ownership of Title and Mining Rights

Our mineral rights for the Autazes Project are located in an area encompassing approximately 51 square miles located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil. All mineral rights for the Autazes Project are held by our local subsidiary in Brazil, Potássio do Brasil Ltda., and are registered with the Brazilian National Mineral Agency.

Following the completion of our exploration work for the Autazes Project, we submitted to the Brazilian National Mineral Agency for approval, a final exploration report detailing the exploration activities conducted and attesting to the existence of the potash ore reserve. The Brazilian National Mineral Agency approved our final exploration report in April 2015 based on objective criteria under the Brazilian Mining Code, and this approval enables us to request a Mining Concession. In addition, on December 18, 2019, Potássio do Brasil Ltda. submitted to the Brazilian National Mineral Agency our Initial Assessment, which was approved by the Brazilian National Mineral Agency on December 14, 2020.

For additional information regarding the Autazes Project and the Autazes Property, see Exhibit 96.1 (Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study) to our registration statement of which this prospectus forms a part.

MANAGEMENT

Our Board of Directors

Our board of directors is responsible for the general guidance of our business and ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. Our board of directors is vested with broad powers to act on behalf of our Company and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to our shareholders fall within the scope of our board of directors.

Our articles of incorporation provide that our board of directors will consist of a minimum of one director and a maximum of ten directors. Our board of directors has been empowered by our shareholders to determine by resolution from time to time the number of directors on our board of directors within the minimum and maximum numbers provided for in our articles of incorporation, provided, however, that our board of directors may not, between meetings of shareholders, increase the number of directors on our board of directors to a total number greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. Our directors hold office until the next annual meeting of our shareholders and until their successors have been duly elected and qualified.

Upon the completion of this offering and the appointment by our board of directors of the two director nominees described under “—Our Executives and Directors—Directors” below, our board of directors will consist of eight directors, of which we believe that five will be considered “independent”, as determined in accordance with the listing standards established by the NYSE and the director independence standards set forth under Canadian National Instrument 58-101—Disclosure of Corporate Governance Practices and Section 1.4 of Canadian National Instrument 52-110—Audit Committees (which we refer to as the “Canadian Independence Standards”).

Our Executives and Directors

Executives

The following table sets forth the name, age, principal residence, position, and date of appointment of each of our executives as of the date of this prospectus.

Name	Age	Principal Residence	Position	Date of Appointment
Stan Bharti	70	Toronto, Ontario Canada	Executive Chairman	September 2016
Matthew Simpson	47	Pickering, Ontario, Canada	Chief Executive Officer	February 2015
David Gower	64	Oakville, Ontario, Canada	President	July 2009
Ryan Ptolemy	46	Toronto, Ontario Canada	Chief Financial Officer	July 2011
Neil Said	43	Toronto, Ontario Canada	Corporate Secretary	June 2018
Helio Diniz	65	Belo Horizonte, Minas Gerais, Brazil	Managing Director, Brazil Operations	July 2009
Adriano Espeschit	57	Nova Lima, Minas Gerais, Brazil	President of Potássio do Brasil Ltda.	September 2021

Directors

The following table sets forth the name, age, principal residence, position, term served, and year in which term expires of each of the directors on our board of directors as of the date of this prospectus and the persons who have agreed to become directors upon the completion of this offering (whom we refer to as our “director nominees”).

Name	Age	Principal Residence	Position	Current Term	Year in which Term Expires
Stan Bharti	70	Toronto, Ontario Canada	Management Director	2022 - Present	2023
Matthew Simpson	47	Pickering, Ontario, Canada	Management Director	2022 - Present	2023
David Gower	64	Oakville, Ontario, Canada	Management Director	2022 - Present	2023
Carmel Daniele	57	London, England	Independent Director(1)	2022 - Present	2023
Pierre Pettigrew	71	Toronto, Ontario Canada	Independent Director(1)	2022 - Present	2023
Andrew Pullar	50	Sydney, Australia	Independent Director(1)	2022 - Present	2023
(2)			Independent Director Nominee(1)	—	2023
(2)			Independent Director Nominee(1)	—	2023

(1)	Determined to be independent pursuant to Rule 10A-3 under the Exchange Act, applicable NYSE listing standards, and the Canadian Independence Standards.
(2)

To be appointed to our board of directors upon the completion of this offering. Following appointment to our board of directors, such director will hold office until the 2023 annual meeting of our shareholders and until his or her successor has been duly elected and qualified.

The business address of each of the individuals identified in the above table is 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

Biographical Information

The following is a summary of certain biographical information concerning our executives, directors, and director nominees.

Stan Bharti. Mr. Bharti has served as our Executive Chairman and a director on our board of directors since September 2016. Mr. Bharti has also been the Executive Chairman and President of Forbes & Manhattan, Inc., a global private merchant bank, since July 2001, and the Executive Chairman of Sulliden Mining Capital Inc., a mining development company, since January 2016. He also serves as a director on the boards of directors of several public and private companies. Mr. Bharti has over 30 years of experience in operations, public markets and finance. Over the last 15 years, he has been involved in acquiring, restructuring and financing resource companies. Mr. Bharti is a licensed Professional Mining Engineer, and holds a Master of Science degree in Engineering from Lumba University in Russia, and a Master of Science degree in Engineering from the University of London in England.

Matthew Simpson. Mr. Simpson joined our Company in October 2014 and has served as our Chief Executive Officer and a director on our board of directors since February 2015. Mr. Simpson has also been the Chief Executive Officer and a director on the board of directors of Black Iron, Inc., a Toronto Stock Exchange listed iron ore exploration and development company, since October 2010. Prior to joining our Company, Mr. Simpson worked for the Iron Ore Company of Canada (which we refer to as “IOC”), a subsidiary of Rio Tinto plc and Mitsubishi Corp, from 2002 to 2010. At IOC, he held several progressive roles in Business Evaluation, Operations Planning, Continuous Improvement, and, in his last three years, as Mine General Manager. His work with IOC primarily took place at their Carol Lake iron ore deposit in Labrador. Prior to joining IOC, Mr. Simpson worked as a process engineer for Hatch Ltd., designing and debottlenecking metallurgical refineries around the world. Mr. Simpson has extensive experience in mine design, operations and project management. Mr. Simpson holds a Bachelor of Science degree in Chemical Engineering, as well as a Master of Business Administration degree, from Queen’s University in Canada.

David Gower. Mr. Gower has served as our President and a director on our board of directors since July 2009. Mr. Gower has also been the Chief Executive Officer of Emerita Resources Corp., a mining development company (which is part of the Forbes & Manhattan, Inc. group of companies), since December 2013. Mr. Gower has over 25 years of experience in exploration with Falconbridge Limited where he was a member of the senior operating team responsible for mining projects from 1986 to 2006. Mr. Gower has led exploration teams responsible for brownfield discoveries at Raglan and Sudbury, Matagami, Falcondo (Dominican Republic), greenfield discoveries at Araguaia in Brazil and Kabanga in Tanzania, and significant increases in known resources at Kabanga in Tanzania and El Pilar in Mexico. Mr. Gower holds a Bachelor of Science degree in Geology from Saint Francis Xavier University in Canada, and a Master of Science degree in Earth Science from Memorial University of Newfoundland and Labrador in Canada.

Ryan Ptolemy. Mr. Ptolemy has served as our Chief Financial Officer since July 2011. Mr. Ptolemy is a Chartered Professional Accountant, Certified General Accountant, and CFA charter holder. Mr. Ptolemy is also the Chief Financial Officer of various Toronto Stock Exchange and NEO Exchange listed public companies in the investment, fintech, and mining industries, as part of the Forbes & Manhattan, Inc. group of companies, such as EV Technology Group Ltd. (since November 2020), Sulliden Mining Capital Inc. (since June 2020), Aberdeen International Inc. (since October 2010), Belo Sun Mining Corp. (since March 2010), and Valour Inc. (since October 2009). Mr. Ptolemy holds a Bachelor of Arts degree in Administrative and Commercial Studies from Western University in Canada.

Neil Said. Mr. Said has served as our Corporate Secretary since June 2018. Mr. Said has also been the corporate secretary of Belo Sun Mining Corp., a Toronto Stock Exchange listed mining company, since July 2020, and the chairman of Bluelake Minerals AB, a company that explores and develops mineral properties, since January 2019. Prior to that, Mr. Said served as the corporate secretary of several companies, including at Arena Minerals Inc. from July 2015 to November 2017, and Fura Gems Inc. from February 2013 to November 2017. Mr. Said is also a business executive and corporate securities lawyer who provides consulting services to various private companies and Toronto Stock Exchange, TSX Venture Exchange, NEO Stock Exchange and Canadian Securities Exchange listed public companies in the mining, oil & gas, cannabis, gaming, and technology industries, as part of the Forbes & Manhattan, Inc. group of companies. Mr. Said previously worked as a securities lawyer at a large Toronto corporate law firm, where he worked on a variety of corporate and commercial transactions. Mr. Said holds a Bachelor of Business Administration (Honors) degree with a minor in Economics from Wilfrid Laurier University in Canada, and a Juris Doctor degree from the Faculty of Law at the University of Toronto in Canada.

Helio Diniz. Mr. Diniz has served as our Managing Director, Brazil Operations since July 2009. Mr. Diniz has 40 years of experience with exploration and mining activities. Mr. Diniz started his career with GENCOR South Africa where he was involved in the evaluation and development of the Sao Bento gold mine in Brazil, currently operated by Eldorado Gold Corp. He then went on to work for Xstrata (now Glencore) as a Managing Director during which he discovered the world class Araguaia Nickel Deposit (over 110 million tons, 1.5% Ni). Mr. Diniz then went on to set up several companies, such as Falcon Metais and HDX Consultoria, to identify, explore and develop mining opportunities in Brazil. During this time, he founded and developed several companies for the Forbes & Manhattan, Inc. group focusing on different commodities such as potash with Brazil Potash, phosphate with Aguia Metais, gold with Belo Sun Mining, and oil shale with Irati Petroleo e Energia Ltda. Mr. Diniz holds a Bachelor of Science degree in Geology from the Federal University of Minas Gerais in Brazil.

Adriano Espeschit. Mr. Espeschit has served as the President of Potássio do Brasil Ltda., our local subsidiary in Brazil, since September 2021. Prior to joining Potássio do Brasil Ltda., Mr. Espeschit was an

Executive Director at J. Mendo Consultoria Ltda. from February 2010 to September 2021, an Operations Director at Mirabela Nickel from September 2008 to January 2010, a General Manager at the Mouth Keith Nickel Operations of BHP Billiton Australia from January 2007 to September 2008, a Project Leader at Shell Canada from November 2005 to December 2006 where he worked with the Fort McKay First Nation, and a General Manager at the Sossego Project at Vale S.A. from July 2000 to March 2005. Mr. Espeschit has over 35 years of experience building and operating mines globally for international companies, including having been involved in several mutually successful consultations with indigenous communities and working as contract leader at the Petromisa Potash mine in Brazil. Mr. Espeschit is a member of the Society for Mining Metallurgy and Exploration, the Canadian Institute of Mining, Metallurgy and Petroleum, and the Australian Institute of Mining and Metallurgy. Mr. Espeschit holds a Bachelor of Science degree in Mining Engineering from the Federal University of Minas Gerais in Brazil, and a Master of Business Administration degree in Strategic Business Management from São Paulo University in Brazil.

Carmel Daniele. Ms. Daniele has served as a director on our board of directors since February 2012. Ms. Daniele is also the founder and Chief Investment Officer of the CD Capital Natural Resources group of funds, which have raised over $650 million since 2006. Ms. Daniele has over 25 years of natural resources investment experience, including 10 years with Newmont / Normandy Mining where, as a senior executive in corporate from 1992 to 2003, she negotiated and structured cross-border mergers and acquisitions, including the three-way merger among Franco-Nevada, Newmont, and Normandy Mining that created the largest gold company in the world. Ms. Daniele began her career at Deloitte Touche Tohmatsu. She is also a Fellow of the Institute of Chartered Accountants. Ms. Daniele holds a Master of Laws (Corporate and Commercial) and a Bachelor of Economics degree in Accounting from the University of Adelaide in Australia.

Hon. Pierre Pettigrew. Mr. Pettigrew has served as a director on our board of directors since December 2010. Mr. Pettigrew has also been an Executive Advisor, International at Deloitte & Touche, LLP since October 2006, and has served as the chair of the board of the Asia Pacific Foundation of Canada since July 2019. Mr. Pettigrew also serves as a director on the boards of directors of several public companies. Prior to Deloitte & Touche, from January 1996 to February 2006, Mr. Pettigrew led a number of senior departments in the Government of Canada, and, among other positions, he has served as the Minister of Foreign Affairs, Minister for International Trade, Minister of Human Resources Development, and Minister of International Cooperation. Mr. Pettigrew was also part of the Government of Canada’s Special Envoy for the Canada European Union Trade Agreement. Mr. Pettigrew holds a Bachelor of Arts degree in Philosophy from the University of Quebec in Trois-Rivieres and a Master’s of Philosophy degree in International Relations from the University of Oxford, and he graduated from the Directors Education Program at the Rotman School of Management, University of Toronto.

Andrew Pullar. Mr. Pullar has served as a director on our board of directors since September 2009. Mr. Pullar has also been the Managing Partner of Sentient Equity Partners, a private equity investment firm that manages nearly $3.0 billion of investments in the development of quality metal, mineral and energy assets across the world, since July 2017. In addition to his board responsibilities for the Sentient Executive Funds, Mr. Pullar sits on the boards of directors of several mining and development companies. Prior to Sentient Equity Partners, Mr. Pullar was the Chief Executive Officer of The Sentient Group, which is a private equity fund focused on natural resources, from April 2013 to June 2017. Prior to The Sentient Group, Mr. Pullar worked for a select group of blue-chip mining, consulting and investment companies in Africa, Europe and Australia. Mr. Pullar is also a member of the Australasian Institute of Mining and Metallurgy. Mr. Pullar holds a Bachelor of Science degree in Mining Engineering from University of the Witwatersrand in South Africa, a South African Mine Managers Certificate, and a UKSIP Investment Manager Certificate.

Director Independence

Under the NYSE listing rules, an independent director is defined as a person who, in the opinion of our board of directors, has no material relationship with our Company. Under the Canadian Independence Standards, a director is considered to be independent if he or she is free from any direct or indirect material relationship with our Company which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of such director’s independent judgement.

Upon the completion of this offering and the appointment by our board of directors of the two director nominees described under “—Our Executives and Directors—Directors” above, our board of directors will consist of eight directors. Based on the independence standards of the NYSE listing rules and the Canadian Independence Standards, and information provided by each director and director nominee concerning his or her background, employment and affiliations, we expect that our board of directors will determine that of the eight directors that will be on our board of directors following the completion of this offering,                ,                , Carmel Daniele, Pierre Pettigrew and Andrew Pullar will be considered independent, and Stan Bharti, Matthew Simpson and David Gower will not be considered independent. For additional information regarding certain relationships and related party transactions involving our directors, see also “—Certain Relationships” below and “Certain Relationships and Related Party Transactions”.

Certain members of our board of directors are also members of the board of directors of other public companies. Our board of directors has not adopted a director interlock policy but is keeping informed of other public directorships held by our directors.

Lead Independent Director

As Stan Bharti, our Executive Chairman, is not considered to be independent based upon the independence standards of the NYSE listing rules and the Canadian Independence Standards, upon the completion of this offering, we expect that our board of directors will appoint Andrew Pullar as the lead independent director of our board of directors (which we refer to as the “Lead Independent Director”), who will be responsible for ensuring that the independent directors have opportunities to meet without management or non-independent directors present, as necessary. The Lead Independent Director may be appointed and replaced from time to time by our board of directors.

Family Relationships

There are no familial relationships among any of our directors or executives.

Certain Relationships

We have entered into loan agreements with lenders affiliated with Stan Bharti (our Executive Chairman) and Ryan Ptolemy (our Chief Financial Officer), and affiliated with Andrew Pullar (one of our directors), respectively. See “Certain Relationships and Related Party Transactions—Loans from Related Parties.”

We have entered into consulting agreements with each of our executives (or a respective entity affiliated with such executive). See “Executive and Director Compensation—Executive Compensation—Consulting Agreements.”

We have entered into stock option agreements with our directors and executives in connection with grants by us to our directors and executives of stock option awards under our Stock Option Plan. See “Executive and Director Compensation—Stock Option Plan.”

Other than our entry into the foregoing referenced agreements with our directors and executives, none of our directors or executives have been involved in any transactions with our Company, any of our other directors or executives, or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Corporate Governance Practices

The NYSE listing rules include certain accommodations in its corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE.

We currently intend to follow the NYSE corporate governance requirements, except for the general requirement set forth in Section 310.00 of the NYSE listing rules that a listed company’s bylaws provide for a quorum for any meeting of the holders of the company’s voting shares that is sufficiently high to ensure a representative vote. Our bylaws provide that the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum.

Except as noted above, we currently intend to comply with all of the other corporate governance standards of the NYSE generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to take advantage of other foreign private issuer exemptions with respect to some of the other corporate governance standards of the NYSE. Following our home country governance practices, as opposed to the corporate governance requirements that would otherwise apply to U.S. domestic companies listed on the NYSE, may provide our shareholders with less protection than is accorded to shareholders of companies that are subject to all of the corporate governance standards of the NYSE.

Role of our Board of Directors in Risk Oversight

Our board of directors oversees our business and considers the risks associated with our business strategy and decisions. One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors currently implements its risk oversight function as a whole. Each of the three standing committees (the audit committee, the compensation committee, and the nominating and corporate governance committee) of our board of directors, when established, will also provide risk oversight in respect of its respective areas of concentration and will report material risks to our board of directors for further consideration. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with operational, governmental, environmental, legal, corporate governance, financial, credit and liquidity matters, evaluating our risk management processes, allocating responsibilities for risk overnight among the full board of directors and the three standing committees, and fostering an appropriate culture of integrity and compliance with legal obligations. In addition, our board of directors will receive periodic detailed operating performance reviews from our management.

Our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will also monitor legal, regulatory and compliance matters that could have a significant impact on our financial statements, in addition to oversight of the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will provide oversight with respect to corporate governance and ethical conduct and will monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. While each standing committee of our board of directors will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Meetings of Our Board of Directors

Prior to the consummation of this offering, our board of directors held meetings on an as needed basis from time to time. During the 2021 fiscal year, our board of directors held three meetings, and during the period from

January 1, 2022 to the date of this prospectus, our board of directors has held six meetings. Following the consummation of this offering, our board of directors intends to hold regularly scheduled meetings at least once every quarter, as well as additional meetings on an as needed basis from time to time.

Executive Sessions of our Independent Directors

To enhance the ability of our board of directors to exercise independent judgment, following the completion of this offering, the independent directors on our board of directors plan to meet in regular executive sessions, without the non-independent directors and members of our management, before or after each regularly scheduled meeting of our board of directors. We believe that open and candid discussion among our independent directors will be facilitated by the relatively small size of our board of directors, and our board of directors, as a whole, intends to attribute significant value to the views and opinions of our independent directors. Andrew Pullar, as the Lead Independent Director following the completion of this offering, will lead the meetings of our independent directors to discuss any matters as our independent directors consider appropriate.

Committees of our Board of Directors

Audit Committee

Effective upon the completion of this offering, our audit committee will be comprised of three independent directors,                 ,                 , and Pierre Pettigrew, with Mr. Pettigrew serving as chairman of our audit committee. Our board of directors has determined that each member of our audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act, the applicable NYSE listing rules and the Canadian Independence Standards, and has sufficient knowledge in financial and auditing matters to serve on our audit committee. In addition, our board of directors has determined that each member of our audit committee is “financially literate” within the meaning under the applicable NYSE listing rules and the Canadian Independence Standards. For additional details regarding the relevant education and financial and accounting related experience of each member of our Audit Committee, see also “—Biographical Information” above.

Our board of directors has also determined that Pierre Pettigrew is an “audit committee financial expert” within the meaning under the applicable SEC regulations and NYSE listing rules. Mr. Pettigrew has been an Executive Advisor, International at Deloitte & Touche, LLP since October 2006, and also graduated from the Directors Education Program at the Rotman School of Management at the University of Toronto.

Our audit committee’s responsibilities, upon completion of this offering, will be to oversee, review, act on and report on various auditing and accounting matters to our board of directors, including:

•	our financial reporting, auditing and internal control activities;

•	the integrity and audits of our financial statements;

•	the scope of our annual audits;

•	the appointment, qualifications, and independence of, and compensation to, our independent auditors; and

•	the performance of our accounting practices and internal audit function and our independent auditors.

In addition, our audit committee will be responsible for the pre-approval of all non-audit services to be provided to us by our independent auditors. Furthermore, our audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining our audit committee’s primary duties in a manner consistent with the rules of the SEC and applicable NYSE listing standards.

External Auditor Service Fees

KPMG LLP

KPMG LLP served as the independent auditor of our Company from May 7, 2010 until November 8, 2021. During the fiscal years ended December 31, 2021 and 2020, KPMG LLP has billed us the following fees:

	Year Ended December 31,
	2021(1)	2020(2)
Fees for audit services	$61,376	$112,170
Fees for assurance and related services related to the audit	—	—
Fees for tax compliance, tax advice, and tax planning	4,187	4,195
Fees for any other services not included above(3)	27,636	—

Total fees for the year	$93,199	$116,365

(1)	Represents the fees that were paid in Canadian dollars, as converted into U.S. dollars based on the currency exchange rate between the Canadian dollar and the U.S. dollar on December 31, 2021.
(2)	Represents the fees that were paid in Canadian dollars, as converted into U.S. dollars based on the currency exchange rate between the Canadian dollar and the U.S. dollar on December 31, 2020.
(3)

Fees for services related to our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2 in connection with our Regulation A Offering, and services related to our Semiannual Report on Form 1-SA for the six months ended June 30, 2021.

MNP LLP

MNP LLP has served as the registered public accounting firm for our Company since February 15, 2022. During the period from February 15, 2022 to the date of this prospectus, MNP LLP has billed us the following fees:

Period from February 15, 2022 to the date of this prospectus(1)
Fees for audit services	$84,152
Fees for assurance and related services related to the audit	8,415
Fees for tax compliance, tax advice, and tax planning	4,292
Fees for any other services not included above(2)	8,415

Total fees for the year	$105,274

(1)	Represents the fees that were paid in Canadian dollars, as converted into U.S. dollars based on the currency exchange rate between the Canadian dollar and the U.S. dollar on June 30, 2022.
(2)	Fees for services related to this offering.

Compensation Committee

Effective upon the completion of this offering, our compensation committee will be comprised of three independent directors,                ,                and                 , with                serving as chairman of our compensation committee. Each member of our compensation committee is a non-employee director, as defined under Rule 16b-3 under the Exchange Act, and an outside director, as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our board of directors has determined that each member of our compensation committee is “independent” within the meaning of applicable NYSE listing rules and the Canadian

Independence Standards. The composition of our compensation committee meets the requirements for independence under the NYSE listing rules, including the applicable transition rules.

Our compensation committee’s responsibilities, upon completion of this offering, will be to:

•	review and approve on an annual basis the corporate goals and objectives relevant to executive compensation, and evaluate the performance of our executives in light of such goals and objectives;

•	review and approve, or recommend that our board of directors approve, the compensation and terms of other compensatory arrangements with our chief executive officer and other executives;

•	review and recommend to our board of directors the compensation of our non-employee directors;

•	administer our incentive compensation and benefit plans;

•	select and retain independent compensation consultants; and

•	assess whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

We expect to adopt a compensation committee charter defining our compensation committee’s primary duties in a manner consistent with the rules of the SEC and applicable NYSE listing standards.

Nominating and Corporate Governance Committee

Effective upon the completion of this offering, our nominating and corporate governance committee will be comprised of three independent directors,                ,                and                 , with                serving as chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee is “independent” within the meaning of applicable NYSE listing rules and the Canadian Independence Standards.

Our nominating and corporate governance committee’s responsibilities, upon completion of this offering, will be to:

•	consider and make recommendations to our board of directors regarding the organization, function and composition of our board of directors and its committees;

•	identify, evaluate and recommend qualified director nominees to serve on our board of directors;

•	oversee an annual evaluation of the performance of our board of directors;

•	oversee our internal corporate governance processes;

•	review and, if appropriate, recommend to our board of directors changes to, our corporate governance policies and procedures; and

•	review and approve or disapprove of related party transactions.

Our nominating and corporate governance committee will assist our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. In identifying new candidates for our board of directors, our nominating and corporate governance committee will consider which competencies and skills our board of directors, as a whole, should possess, and assess which competencies and skills each existing director possesses, considering our board of directors as a whole, as well as the personality and other qualities of each existing director, as these may ultimately shape and lead to a productive boardroom dynamic. When determining the composition of our board of directors and the appropriate candidates to be nominated for election as directors at the annual meetings of our shareholders, our nominating and corporate governance committee will also take into account our desired goal of having our board of directors reflect a balance of skills, experiences, backgrounds, and diversity.

We expect to adopt a nominating and corporate governance committee charter defining our nominating and corporate governance committee’s primary duties in a manner consistent with the rules of the SEC and applicable NYSE listing standards.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that will be effective upon the closing of this offering, in order to outline the basic principles and policies with which all of our directors, executives, officers (including our principal executive officer, principal financial and accounting officer, and other persons performing similar functions), employees, and designated agents are expected to comply, and to aid such persons in making ethical and legal decisions when conducting our business and performing their day-to-day duties. Our Code of Business Conduct and Ethics has been established pursuant to applicable U.S. and Canadian securities laws and applicable listing rules of the NYSE. See also “Business—Environmental, Social and Governance—Governance.”

EXECUTIVE AND DIRECTOR COMPENSATION

2021 Summary Compensation Table

The following table sets forth information regarding the compensation we paid to our executives and directors for the year ended December 31, 2021:

Name and Principal Position(s)	Year	Salary ($)		Share Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Executives:
Stan Bharti	2021	579,996	(1)	—	—	—	579,996
Executive Chairman and Director
Matthew Simpson	2021	650,000	(2)	—	—	—	650,000
Chief Executive Officer and Director
David Gower	2021	—		—	—	—	—
President and Director
Ryan Ptolemy	2021	120,000	(3)	—	—	—	120,000
Chief Financial Officer
Neil Said	2021	120,000	(4)	—	—	—	120,000
Corporate Secretary
Helio Diniz	2021	180,000	(5)	—	—	—	180,000
Managing Director, Brazil Operations
Adriano Espeschit	2021	37,596	(6)	—	—	—	37,596
President of Potássio do Brasil Ltda.
Directors:
Carmel Daniele	2021	—		—	—	—	—
Independent Director
Pierre Pettigrew	2021	—		—	—	—	—
Independent Director
Andrew Pullar	2021	—		—	—	—	—
Independent Director

(1)

Represents the aggregate amount of the base fee earned in 2021 by, and paid by us to, Forbes & Manhattan, Inc. (a company for which Stan Bharti serves as its executive chairman) under the F&M Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Forbes & Manhattan, Inc.; Stan Bharti” below).

(2)

Represents the aggregate amount of the base fee earned in 2021 by, and paid by us to, Iron Strike Inc. (a company controlled by Matthew Simpson) under the Iron Strike Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Iron Strike Inc.; Matthew Simpson” below).

(3)

Represents the aggregate amount of the base fee earned in 2021 by, and paid by us to, Ryan Ptolemy under the Ptolemy Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Ryan Ptolemy” below).

(4)

Represents the aggregate amount of the base fee earned in 2021 by, and paid by us to, Neil Said under the Said Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Neil Said” below).

(5)

Represents the aggregate amount of the base fee earned in 2021 by, and paid by us to, Helio Diniz under the Diniz Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Helio Diniz” below).

(6)

Mr. Espeschit became the President of Potássio do Brasil Ltda. on September 16, 2021. Represents the aggregate pro-rated amount of the base fee (converted into U.S. dollars based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 31, 2021) earned in 2021 by, and paid by us to,

J. Mendo Consultoria Empresarial Ltda. under the Espeschit Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit” below).

Executive Compensation

We operate in a constantly evolving landscape, and we believe that attracting a highly talented team of executives is critical to our success. Our executive compensation program is designed to achieve the following objectives:

•

provide market-competitive compensation in order to attract, retain and reward qualified, experienced, high-performing and goal driven executives, whose knowledge, skills and performance are critical to our success; and

•	motivate our executives to achieve and exceed our business and financial expectations and objectives within a calculated risk framework.

Upon the completion of this offering, we intend to expand our executive compensation program to include more equity incentive compensation as part of the overall compensation of our executives to achieve the following additional objectives:

•	align the interests of our executives with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by our executives and provide a strong pay-for-performance relationship.

Our executive compensation program includes cash compensation in the form of base fees under consulting agreements, and, upon the completion of this offering, we expect that it will more consistently include long-term incentives in the form of grants of stock option awards under our Stock Option Plan and DSU awards under our Deferred Share Unit Plan. We provide base fees under consulting agreements, which are designed to be aligned with the competitive market based on internal industry analysis, to compensate our executives for their day-to-day responsibilities.

In our transition from a privately-held company to a publicly-traded company, our compensation committee will continue to evaluate our executive compensation philosophy and executive compensation program as circumstances require, and plan to continue to review executive compensation on an annual basis. As part of this review process, we expect our compensation committee to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key executive. We expect that the executive compensation program will be designed to motivate our executives to achieve our business and financial objectives, as well as to align their interests with the long-term interests of our shareholders.

Consulting Agreements

We have not entered into any employment agreements with any of our executives, however, we have entered into consulting agreements with the following executives and related entities as set forth below. The following describes the respective consulting agreements that are currently in place as of the date of this prospectus.

Gower Exploration Consulting Inc.; David Gower

On July 1, 2009, we entered into an independent contractor agreement (which we refer to as the “Gower Consulting Agreement”) with Gower Exploration Consulting Inc., a company controlled by David Gower (which we refer to together as “Gower”), our President and a member of our board of directors, pursuant to which Mr. Gower has been appointed and serves as the President of our Company and provides management services to us indefinitely, in exchange for the payment by us to Gower of a base fee of $25,000 per month plus a signing bonus of $75,000. We may terminate the Gower Consulting Agreement without cause by making a payment to Gower equal to six months of the base fee, and Gower may terminate the Gower Consulting Agreement by providing us with three-months’ notice.

On February 1, 2015, the parties amended the Gower Consulting Agreement to increase the base fee to $33,333 per month.

On January 1, 2019, the parties further amended the Gower Consulting Agreement to decrease the base fee to $0 per month, and to amend the provision relating to a change in control of our Company to provide that in the event there is a change in control of our Company and we terminate the Gower Consulting Agreement within 12 months following the change in control, we are required, within 30 days of such termination, to make a lump sum termination payment equal to 36 months multiplied by $33,333, plus an amount equal to all cash bonuses paid to Gower during the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options granted under our Stock Option Plan to Gower, that have not yet vested, will vest immediately.

Helio Diniz

On July 1, 2009, we entered into an independent contractor agreement (which we refer to as the “Diniz Consulting Agreement”) with Helio Diniz, our Managing Director, Brazil Operations, pursuant to which Mr. Diniz has been appointed and serves as the Managing Director, Brazil Operations of our Company and provides management services to us indefinitely, in exchange for the payment by us to Mr. Diniz of a base fee of $10,000 per month plus a signing bonus of $30,000. We may terminate the Diniz Consulting Agreement without cause by making a payment to Mr. Diniz equal to six months of the base fee, and Mr. Diniz may terminate the Diniz Consulting Agreement by providing us with three-months’ notice. In the event there is a change in control of our Company, either we or Mr. Diniz may terminate the appointment and the Diniz Consulting Agreement within one year following the change in control, and in such event, we are required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Mr. Diniz during the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options and DSUs granted under our Stock Option Plan and our Deferred Share Unit Plan, respectively, to Mr. Diniz, that have not yet vested, will vest immediately.

On February 1, 2015, the parties amended the Diniz Consulting Agreement to increase the base fee to $33,333 per month, on January 1, 2020, the parties further amended the Diniz Consulting Agreement to decrease the base fee to $15,000 per month, and on January 1, 2022, the parties further amended the Diniz Consulting Agreement to decrease the base fee to $10,000 per month.

Forbes & Manhattan, Inc.; Stan Bharti

On October 1, 2009, we entered into an independent contractor agreement (which we refer to as the “F&M Consulting Agreement”) with Forbes & Manhattan, Inc., a company for which Stan Bharti, our Executive Chairman and a member of our board of directors, also serves as its executive chairman (which we refer to as “F&M”), pursuant to which F&M provides management services to us on a month-to-month basis, in exchange for the payment by us to F&M of a base fee of $15,000 per month. Either we or F&M may terminate the F&M Consulting Agreement upon 90 days’ written notice to the other party or upon a different period of time as may be mutually agreed upon by the parties.

On September 1, 2011, the parties amended the F&M Consulting Agreement to increase the base fee to $40,000 per month, and on February 1, 2015, the parties further amended the F&M Consulting Agreement to increase the base fee to $48,333 per month.

Neil Said

On January 1, 2014, we entered into an independent contractor agreement (which we refer to as the “Said Consulting Agreement”) with Neil Said, our Corporate Secretary, pursuant to which Mr. Said provides management services to us, in exchange for the payment by us to Mr. Said of a base fee of CAD$2,500 per month. We may terminate the Said Consulting Agreement without cause by making a lump sum payment to Mr. Said equal to 12 months of the base fee, and Mr. Said may terminate the Said Consulting Agreement by providing us with written notice. In the event there is a change in control of our Company, either we or Mr. Said may terminate the appointment and the Said Consulting Agreement within one year following the change in control, and in such event, we are required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Mr. Said during the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options and DSUs granted under our Stock Option Plan and our Deferred Share Unit Plan, respectively, to Mr. Said, that have not yet vested, will vest immediately.

On November 1, 2021, the parties amended the Said Consulting Agreement to increase the base fee to US$10,000 per month, which was retroactively effective as of January 1, 2021.

Ryan Ptolemy

On August 1, 2014, we entered into an independent contractor agreement (which we refer to as the “Ptolemy Consulting Agreement”) with Ryan Ptolemy, our Chief Financial Officer, pursuant to which Mr. Ptolemy has been appointed and serves as the Chief Financial Officer of our Company and provides management services to us on a month-to-month basis, in exchange for the payment by us to Mr. Ptolemy of a base fee of $5,000 per month. In addition, Mr. Ptolemy is entitled to participate in a group life insurance plan, accidental death and dismemberment plan, long-term disability plan, and extended health care and dental care plan at our Company’s expense. We may terminate the Ptolemy Consulting Agreement without cause by making a payment to Mr. Ptolemy equal to 12 months of the base fee and a pro rata share of any accrued and determined, but unpaid, bonuses, and Mr. Ptolemy may terminate the Ptolemy Consulting Agreement by providing us with three-months’ notice. In the event there is a change in control of our Company, either we or Mr. Ptolemy may terminate the appointment and the Ptolemy Consulting Agreement within one year following the change in control, and in such event, we are required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Mr. Ptolemy during the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options and DSUs granted under our Stock Option Plan and our Deferred Share Unit Plan, respectively, to Mr. Ptolemy, that have not yet vested, will vest immediately.

On November 1, 2021, the parties amended the Ptolemy Consulting Agreement to increase the base fee to $10,000 per month, which was retroactively effective as of January 1, 2021.

Iron Strike Inc.; Matthew Simpson

On February 1, 2015, we entered into an independent contractor agreement (which we refer to as the “Iron Strike Consulting Agreement”) with Iron Strike Inc., a company controlled by Matthew Simpson (which we refer to together as “Simpson”), our Chief Executive Officer and a member of our board of directors, pursuant to which Mr. Simpson has been appointed and serves as the Chief Executive Officer of our Company and provides management services to us on a month to month basis, in exchange for the payment by us to Simpson of a base fee of $54,166.67 per month. We may terminate the Iron Strike Consulting Agreement without cause by making a payment to Simpson equal to six months of the base fee. Simpson may terminate the Iron Strike Consulting Agreement by providing us with three-months’ notice, and upon our receipt of such notice from Simpson, we may elect to immediately terminate the Iron Strike Consulting Agreement, in which case we are required to make a payment to Simpson equal to three months of the base fee. In the event there is a change in control of our Company and we terminate the Iron Strike Consulting Agreement within 12 months following the change in control, we are required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Simpson during the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options granted under our Stock Option Plan to Simpson, that have not yet vested, will vest immediately.

J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit

On September 16, 2021, Potássio do Brasil Ltda., our local subsidiary in Brazil, entered into a services agreement (which we refer to as the “Espeschit Consulting Agreement”) with J. Mendo Consultoria Empresarial Ltda., a company controlled by Adriano Espeschit (which we refer to together as “Espeschit”), the President of Potássio do Brasil Ltda., pursuant to which Espeschit provides management and consulting services to Potássio do Brasil Ltda. indefinitely, in exchange for the payment by Potássio do Brasil Ltda. to Espeschit of a base fee of R$60,000 per month (which is approximately US$10,770 per month, based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 31, 2021). Under the Espeschit Consulting Agreement, Espeschit is also eligible to receive a performance bonus in the amount of R$1,200,000 in the event of the final and irrevocable issuance of the Installation License for the Autazes Project. Additionally, under the Espeschit Consulting Agreement, Espeschit is entitled to stock options to purchase an aggregate of 500,000 Common Shares, which stock options were granted in January 2022 with an exercise price of $4.00 per share and vesting occurring semi-annually over the two years following the date of grant. Potássio do Brasil Ltda. may terminate the Espeschit Consulting Agreement without cause by providing Espeschit with 30 days’ notice. In the event that either party terminates the Espeschit Consulting Agreement due to the default of the other party, the non-defaulting party is entitled to (a) a compensatory payment equal to 10% of the estimated value of the Espeschit Consulting Agreement, (b) the corresponding losses and damages, and (c) procedural expenses and attorney’s fees.

Director Compensation

Independent Directors

We currently have eight directors on our board of directors, of which we believe that five,                ,                 , Carmel Daniele, Pierre Pettigrew and Andrew Pullar, are considered “independent”, as determined in accordance with the listing standards established by the NYSE and the Canadian Independence Standards.

Year Ended December 31, 2021

During the year ended December 31, 2021, we did not pay any cash compensation, or grant any equity awards under any of our incentive compensation plans, to our independent directors for their services as directors on our board of directors.

Independent Director Compensation Program following this Offering

Upon the completion of this offering, our board of directors will establish a compensation program for our independent directors. Pursuant to this compensation program, we intend to pay the following fees to each of our independent directors and independent director nominees upon the completion of this offering, and following their respective elections at each annual meeting of our shareholders:

•	an annual cash retainer of $ to the Lead Independent Director;

•	an annual cash retainer of $ to each other independent director (who is not the Lead Independent Director);

•	additional cash compensation of $ per meeting to the Lead Independent Director for each meeting of our board of directors attended by the Lead Independent Director;

•

additional cash compensation of $                 per meeting to each chairman of the three standing committees of our board of directors (the audit committee, the compensation committee, and the nominating and corporate governance committee) for each meeting of our board of directors attended by such independent director; and

•

additional cash compensation of $                 per meeting to each other independent director (who is neither the Lead Independent Director nor a chairman of any of the three standing committees of our board of directors) for each meeting of our board of directors attended by such independent director.

We will also reimburse our independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in person at meetings of our board of directors and its committees.

Management Directors

We do not pay any compensation to our directors who also serve as executives of our Company (which we refer to as “management directors”) for their services as directors on our board of directors. Our management directors currently consist of Stan Bharti, Matthew Simpson, and David Gower. See “—2021 Summary Compensation Table” and “—Executive Compensation” above for a description of the compensation we pay to Messrs. Bharti, Simpson, and Gower in their capacities as executives of our Company.

Stock Option Plan

In 2009, we adopted our Stock Option Plan (which we refer to as our “Stock Option Plan”), pursuant to which we may grant to the directors, executives, officers, employees, and consultants of our Company or of an affiliate of our Company stock options to purchase our Common Shares.

Share Reserve

The maximum number of Common Shares issuable from time to time under our Stock Option Plan is such number of Common Shares equal to 10% of the total number of Common Shares issued and outstanding as of the date of grant of a stock option award. In general, Common Shares subject to stock option awards granted under our Stock Option Plan that have not been issued because, for example, the stock option award expired without being exercised in full or the Common Shares were surrendered or retained by us in satisfaction of amounts owed with respect to the stock option award, will again become available to be subject to future stock option awards granted under our Stock Option Plan. If a stock option award has been surrendered in connection with the regranting of a new stock option award to the same optionee on different terms than the original award, then, if required, the new stock option award will be subject to the approval of the stock exchange on which our Common Shares are listed.

Administration

Our board of directors has designated our compensation committee to administer our Stock Option Plan. Our compensation committee has the authority to determine when stock option awards will be granted, which directors, executives, officers, employees or consultants will receive stock option awards, and the terms of the stock option awards, including the number of Common Shares subject to each stock option award and the applicable vesting schedule, and to interpret the terms of our Stock Option Plan and the related stock option agreements.

Stock Options

Our Stock Option Plan allows for the grant of stock options. The exercise price of all stock options granted under our Stock Option Plan must be at least equal to the fair market value of our Common Shares on the date of grant. The term of a stock option may not exceed 10 years.

Following the termination of the continuous service of a recipient of a stock option award, the recipient’s stock options may be exercised, to the extent vested, for the period of time specified in the applicable stock option agreement. However, a stock option may not be exercised after the expiration of its term.

Transferability of Stock Options

Our Stock Option Plan allows for the transfer of stock option awards only by will and/or the laws of descent and distribution. Only a qualitied successor to a deceased recipient of a stock option may exercise such award within the earlier of (i) one year following the date of the death of the recipient, and (ii) the expiration date of such stock option award.

Certain Adjustments

In the event of certain changes in our capitalization, in order to prevent enlargement of the benefits or potential benefits available under our Stock Option Plan, our board of directors will make adjustments to the number of Common Shares subject to outstanding stock option awards, the exercise price of outstanding stock option awards, the number of Common Shares available for stock option awards under our Stock Option Plan, and any other terms that require adjustment, as determined by board of directors.

Change in Control

Our Stock Option Plan provides that in the event of a “Change in Control” of our Company, each outstanding stock option award will automatically vest and become exercisable. Under our Stock Option Plan, a “Change in Control” means: (i) a takeover bid (as defined in the Securities Act (Ontario)), which is successful in acquiring our Common Shares, (ii) the change of control of our board of directors resulting from the election by our shareholders of less than a majority of the persons nominated for election by our board of directors, (iii) the sale of all or substantially all of our assets, (iv) the sale, exchange or other disposition of a majority of our outstanding Common Shares in a single transaction or series of related transactions, (v) the dissolution of our business or the liquidation of our assets, (vi) a merger, amalgamation or arrangement of our Company in a transaction or series of transactions in which our shareholders receive less than 51% of the outstanding shares of the new or continuing corporation, or (vii) the acquisition, directly or indirectly, through one transaction or a series of transactions, by any person or entity, of an aggregate of more than 50% of our outstanding Common Shares.

Plan Amendments and Termination

Our Stock Option Plan will remain in place and continue to be effective unless we terminate it. Additionally, our board of directors has the authority to amend, suspend or terminate our Stock Option Plan, provided, however, that shareholder approval is required within 12 months either before or after the adoption by our board of directors of a resolution authorizing any action that materially (i) modifies the requirements as to eligibility for participation in our Stock Option Plan, or (ii) increases the benefits accruing to participants under our Stock Option Plan. However, our board of directors may amend the terms of our Stock Option Plan to comply with the requirements of any applicable regulatory authority, or as a result of changes in the policies of the NYSE relating to stock options, without obtaining the approval of our shareholders. Furthermore, under our Stock Option Plan, no amendment, suspension or termination of our Stock Option Plan may alter or impair any rights or obligations under any stock option awards previously granted, without the consent of such recipient of such stock option award.

Stock Options Granted to our Executives and Directors

Year Ended December 31, 2021

During the year ended December 31, 2021, we did not grant to any of our executives or directors any stock option awards under our Stock Option Plan.

Outstanding Stock Options

The following table summarizes the outstanding stock options held by our executives and directors as of December 31, 2021:

Name	Grant Date	Expiration Date(1)	Exercise Price(2) (per Common Share)	Number of Common Shares Underlying Unexercised Stock Options (Vested and Exercisable)(3)	Number of Common Shares Underlying Unexercised Stock Options (Unvested and Not Yet Exercisable)
Executives:
Stan Bharti	09/23/09	07/22/25	$1.00	540,000	0
	12/16/13	07/22/25	$2.50	500,000	0
Matthew Simpson	—	—	—	—	—
David Gower	09/23/09	07/22/25	$1.00	540,000	0
	12/16/13	07/22/25	$2.50	500,000	0
Ryan Ptolemy	12/16/13	07/22/25	$2.50	100,000	0
	07/22/15	07/22/25	$2.50	125,000	0
Neil Said	12/16/13	07/22/25	$2.50	50,000	0
	07/22/15	07/22/25	$2.50	125,000	0
Helio Diniz	09/23/09	07/22/25	$1.00	540,000	0
	12/16/13	07/22/25	$2.50	500,000	0
Directors:
Carmel Daniele(4)	12/16/13	07/22/25	$2.50	100,000	0
Pierre Pettigrew	09/23/09	07/22/25	$1.00	100,000	0
	12/16/13	07/22/25	$2.50	100,000	0
Andrew Pullar(5)	09/23/09	07/22/25	$1.00	100,000	0
	12/16/13	07/22/25	$2.50	100,000	0

(1)	On August 22, 2022, the expiration dates of these stock options were extended to July 22, 2025.
(2)	The exercise price is equal to the fair market value of our Common Shares on the date of grant.
(3)	The stock option reflected here vested immediately upon grant.
(4)	The stock options reflected here are held directly by CD Capital Natural Resources BPC LP, of which Carmel Daniele is the founder and Chief Investment Officer.
(5)	The stock options reflected here are held directly by Sentient Executive GP III, Ltd., of which Andrew Pullar is a director.

Deferred Share Unit Plan

In 2015, we adopted our Deferred Share Unit Plan (which we refer to as our “Deferred Share Unit Plan”), pursuant to which we may grant to the directors, executives, officers, and employees of our Company or of an affiliate of our Company deferred share units (which we refer to as “DSUs”).

Share Reserve

The maximum number of Common Shares issuable from time to time under our Deferred Share Unit Plan is such number of Common Shares equal to 10% of the total number of Common Shares issued and outstanding as of the date of grant of a DSU award.

Administration

Our board of directors has designated our compensation committee to administer our Deferred Share Unit Plan. Our compensation committee has the authority to determine when DSU awards will be granted, which directors, executives, officers, or employees will receive DSU awards, and the terms of the DSU awards, including the number of DSUs subject to each award and the applicable vesting schedule, and to interpret the terms of our Deferred Share Unit Plan and the related DSU agreements.

DSUs

In general, we will redeem vested DSUs held by a holder upon such holder ceasing to be a director, executive, officer, or employee of our Company, or upon the death of such holder, in exchange for the issuance of our Common Shares from our treasury to such holder on the basis of one Common Share for each vested DSU. Additionally, however, subject to the approval of our compensation committee and upon mutual agreement with the holder or the holder’s estate, we may also redeem vested DSUs in exchange for a cash payment equal to the per share fair market value of our Common Share at such time multiplied by the number of vested DSUs held by such holder.

DSUs vest in accordance with terms and conditions established by our compensation committee as the administrator of our Deferred Share Unit Plan.

Transferability of DSUs

Our Deferred Share Unit Plan allows for the transfer of DSUs only by will and/or the laws of descent and distribution.

Certain Adjustments

In the event that a dividend (other than a stock dividend) is declared and paid on our Common Shares, holders of DSUs will be granted additional DSUs equal to the quotient of (i) the total amount of the dividends that would have been paid to such holder if the DSUs held by such holder on the dividend record date had been outstanding Common Shares, divided by (ii) by the market value of a Common Share on the dividend payment date.

In the event of certain other changes in our capitalization, in order to prevent enlargement of the benefits or potential benefits available under our Deferred Share Unit Plan, our compensation committee will make adjustments to the number of Common Shares subject to outstanding DSUs, the number of Common Shares available for DSU awards under our Deferred Share Unit Plan, and any other terms that require adjustment, as determined by our compensation committee.

Change of Control

Our Deferred Share Unit Plan provides that in the event of a “Change of Control” of our Company, each outstanding DSU will automatically vest and become redeemable. Under our Deferred Share Unit Plan, a “Change of Control” means any of the following: (i) a takeover bid (as defined in the Securities Act (Ontario)), which is successful in acquiring our Common Shares, (ii) the sale of all or substantially all our assets, (iii) the sale, exchange or other disposition of a majority of our outstanding Common Shares in a single transaction or series of related transactions, (iv) the dissolution of our business or the liquidation of our assets, (v) a merger, amalgamation or arrangement of our Company in a transaction or series of transactions in which our shareholders receive less than 51% of the outstanding shares of the new or continuing corporation, (vi) the acquisition, directly or indirectly, through one transaction or a series of transactions, by any person or entity, of an aggregate of more than 50% of our outstanding Common Shares, or (vii) as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving our Company or any of our affiliates and another corporation or other entity, the nominees named in the most recent management information circular of our Company for election to our board of directors do not constitute a majority of our board of directors.

Plan Amendments and Termination

Our Deferred Share Unit Plan will remain in place and continue to be effective unless we terminate it. Additionally, our compensation committee has the authority to amend, modify and change the provisions of our Deferred Share Unit Plan, provided, however, that any action that will (i) materially increase the benefits under our Deferred Share Unit Plan, (ii) materially modify the requirements as to eligibility for participation in our Deferred Share Unit Plan, or (iii) terminate our Deferred Share Unit Plan, will require the approval of our board of directors and, if required, any stock exchange on which our Common Share are listed and any other regulatory authorities having jurisdiction over us, and, provided, further, however, that any such amendment will only be effective if the Deferred Share Unit Plan will continue to meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada) or any successor provision.

DSUs Granted to our Executives and Directors

Year Ended December 31, 2021

During the year ended December 31, 2021, we did not grant to any of our executives or directors any DSU awards under our Deferred Share Unit Plan.

Outstanding DSUs

As of December 31, 2021, none of our directors held any DSUs. The following table summarizes the outstanding DSUs held by certain of our executives as of December 31, 2021:

Name	Grant Date	Number of Vested DSUs(1)	Market Value of Vested DSUs(2)	Number of Unvested DSUs(1)	Market Value of Unvested DSUs(2)
Executives:
Matthew Simpson	08/18/15	2,000,000	$8,000,000	1,000,000	$4,000,000
David Gower	08/18/15	666,667	$2,666,668	333,333	$1,333,332
Helio Diniz	08/18/15	666,667	$2,666,668	333,333	$1,333,332

(1)

The DSUs reflected here vest as follows: (i) one-third of the DSUs vested immediately, (ii) the second one-third of the DSUs vested upon receipt of our Preliminary Environmental License for the Autazes Project, and (iii) the final one-third of the DSUs vest upon completion of arrangements for project construction financing for the Autazes Project.

(2)	Represents the fair market value of the DSUs as of December 31, 2021, based on the fair market value of our Common Shares as of such date.

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our Common Shares, immediately prior to and immediately after the completion of this offering, by:

•	each of our executives, directors, and director nominees;

•	all of our executives, directors and director nominees as a group; and

•	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our Common Shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our Common Shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) immediately prior to, and immediately after, the completion of this offering, and are based on 140,262,415 Common Shares outstanding as of the date immediately prior to the completion of this offering, and                 Common Shares outstanding as of the date immediately following the completion of this offering of                 Common Shares. The percentages assume no exercise by the underwriters of their option to purchase additional Common Shares from us in this offering.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o Brazil Potash Corp. at 198 Davenport Road, Toronto, Ontario Canada, M5R 1J2.

	Common Shares Beneficially Owned Immediately Prior to this Offering(1)		Common Shares Beneficially Owned Immediately After this Offering(1)
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Executives, Directors and Director Nominees:
Stan Bharti(2)	17,368,438	12.4%	17,368,438		%
Matthew Simpson	—	*	—		*
David Gower(3)	2,384,956	1.7%	2,384,956		%
Ryan Ptolemy(4)	225,000	*	225,000		*
Neil Said(5)	200,000	*	200,000		*
Helio Diniz(6)	2,482,566	1.8%	2,482,566		%
Adriano Espeschit (7)	125,000	*	125,000		*
Carmel Daniele(8)	42,438,833	30.3%	42,438,833		%
Pierre Pettigrew(9)	244,831	*	244,831		*
Andrew Pullar(10)	29,710,912	21.2%	29,710,912		%
	—	*	—		*
	—	*	—		*
All of our executives, directors and director nominees as a group (12 persons)	95,180,536	67.9%	95,180,536		%
5% or more Shareholders:
Carmel Daniele(8)	42,438,833	30.3%	42,438,833		%
Sentient(10)	29,710,912	21.2%	29,710,912		%
Stan Bharti(2)	17,368,438	12.4%	17,368,438		%

*	Represents less than 1% of the number of our Common Shares outstanding.

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any Common Shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)

The 17,368,438 Common Shares represent 16,315,938 Common Shares held directly by Forbes & Manhattan (Barbados) Inc., 12,500 Common Shares held directly by Mr. Stan Bharti, and 1,040,000 Common Shares issuable upon the exercise of stock options held by Mr. Bharti. Mr. Bharti is the executive chairman of Forbes & Manhattan (Barbados) Inc., and, as such, Mr. Bharti has voting and investment power over the Common Shares held by Forbes & Manhattan (Barbados) Inc. Mr. Bharti disclaims beneficial ownership of the Common Shares held by Forbes & Manhattan (Barbados) Inc., except for any pecuniary interests therein. The address of Forbes & Manhattan (Barbados) Inc. is Lower Collymore Rock Road, Bridgetown, Barbados, and the address of Mr. Bharti is 65 Binscarth Road, Toronto, Ontario Canada, M4W 1Y8.

(3)	The 2,384,956 Common Shares represent 1,344,956 Common Shares held by Mr. David Gower, and 1,040,000 Common Shares issuable upon the exercise of stock options held by Mr. Gower.
(4)	The 225,000 Common Shares represent 225,000 Common Shares issuable upon the exercise of stock options held by Mr. Ryan Ptolemy.
(5)	The 200,000 Common Shares represent 200,000 Common Shares issuable upon the exercise of stock options held by Mr. Neil Said.
(6)

The 2,482,566 Common Shares represent 442,566 Common Shares held directly by Mr. Helio Diniz, 1,000,000 Common Shares held directly by Barbara Tatiana Diniz, the spouse of Mr. Diniz, and 1,040,000 Common Shares issuable upon the exercise of stock options held by Mr. Diniz.

(7)	The 125,000 Common Shares represent 125,000 Common Shares issuable upon the exercise of a stock option held by Mr. Adriano Espeschit.
(8)

The 42,438,833 Common Shares represent 42,201,333 Common Shares held directly by CD Capital Natural Resources BPC LP (which we refer to as “CD Capital”), 137,500 Common Shares held directly by Ms. Carmel Daniele, and 100,000 Common Shares issuable upon the exercise of stock options held directly by CD Capital. Ms. Daniele is the founder and Chief Investment Officer of CD Capital, and, as such, Ms. Daniele has voting and investment power over the Common Shares beneficially held by CD Capital. Ms. Daniele disclaims beneficial ownership of the Common Shares held by CD Capital, except for any pecuniary interests therein. The address of each of CD Capital and Ms. Daniele is 105 Piccadilly, Penthouse Suite, London, W1J 7NJ, United Kingdom.

(9)	The 244,831 Common Shares represent 44,831 Common Shares held by Mr. Pierre Pettigrew, and 200,000 Common Shares issuable upon the exercise of stock options held by Mr. Pettigrew.
(10)

The 29,710,912 Common Shares represent 15,455,495 Common Shares held directly by Sentient Executive GP III, Ltd., 14,055,417 Common Shares held directly by Sentient Executive GP IV, Ltd. (which we refer to together with Sentient Executive GP III, Ltd. as the “Sentient Executive Funds”), and 200,000 Common Shares issuable upon the exercise of stock options held directly by Sentient Executive GP III, Ltd. Sentient Equity Partners is the head advisor to each of the Sentient Executive Funds. Mr. Andrew Pullar is the managing partner of Sentient Equity Partners and a director of each of the Sentient Executive Funds, and, as such, Mr. Pullar has voting and investment power over the Common Shares beneficially held by the Sentient Executive Funds. Mr. Pullar disclaims beneficial ownership of the Common Shares held by the Sentient Executive Funds, except for any pecuniary interests therein. The address of each of the Sentient Executive Funds, Sentient Equity Partners, and Mr. Pullar is Governors Square, Building 4, 2nd Floor, 23 Lime Tree Bay Avenue SMB, P.O. Box 32315, Grand Cayman KY1-1209, Cayman Islands.

As of the date of this prospectus, we have 6,988 record shareholders, 5,945 of which are record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in change of control in our Company.

For additional information regarding our principal shareholders, see “Certain Relationships and Related Party Transactions”.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following are summaries of transactions or agreements that we have entered into or participated in with related parties, since January 1, 2021, which we are required to disclose pursuant to applicable disclosure requirements of the SEC and applicable Canadian securities regulatory authorities.

Loans from Related Parties

Loan Agreement with Sentient

On October 29, 2019, we entered into a loan agreement with Sentient Global Resource Fund IV LP, of which Andrew Pullar (a member of our board of directors) is the managing partner and a director. Pursuant to the terms of the loan agreement with Sentient Global Resource Fund IV LP, we borrowed from Sentient Global Resource Fund IV LP $1,000,000, on an unsecured basis, at an interest rate of 30% per annum, and with an initial repayment date of April 29, 2020 (which we refer to as the Sentient Loan”). We also incurred a setup fee of $200,000 in connection with the Sentient Loan. On April 29, 2020, the parties extended the repayment date of the Sentient Loan to July 31, 2020, and we incurred an extension fee of $50,000 in connection therewith. On September 30, 2021, we entered into an amended and restated loan agreement with Sentient Global Resource Fund IV LP, pursuant to which the principal and accrued interest due and payable under the Sentient Loan, along with the cumulative setup and extension fees of $250,000, totaling $1,599,794, was capitalized to the Sentient Loan balance as of September 30, 2021, and the repayment date was extended to June 30, 2022. The amended Sentient Loan accrued interest at a rate of 12%. On November 30, 2021, we repaid in full the Sentient Loan, including all principal, accrued interest, and fees due and payable, using a portion of our proceeds from our Regulation A Offering. For additional information regarding the Sentient Loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings—Loan Agreement with Sentient”.

Loan Agreements with Aberdeen

On July 2, 2020, we entered into a loan agreement (which we refer to as the “Initial Aberdeen Loan Agreement”) with Aberdeen International Inc. (which we refer to as “Aberdeen”). Stan Bharti (our Executive Chairman) is the executive chairman, and Ryan Ptolemy (our Chief Financial Officer) is the chief financial officer, of Aberdeen. Pursuant to the terms of the Initial Aberdeen Loan Agreement, we borrowed from Aberdeen $100,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of January 2, 2021. During 2020, we borrowed from Aberdeen an additional $348,000 under the Initial Aberdeen Loan Agreement on the same terms as the initial loan. On February 9, 2021, the parties extended the maturity date under the Initial Aberdeen Loan Agreement to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date under the Initial Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full all of the loans under Initial Aberdeen Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

On April 1, 2021, we entered into a second loan agreement with Aberdeen (which we refer to as the “Second Aberdeen Loan Agreement”), pursuant to which we borrowed from Aberdeen $200,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30, 2021, the parties extended the maturity date under the Second Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Second Aberdeen Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

On August 4, 2021, we entered into a third loan agreement with Aberdeen (which we refer to as the “Third Aberdeen Loan Agreement”), pursuant to which we borrowed from Aberdeen $149,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30,

2021, the parties extended the maturity date under the Third Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Third Aberdeen Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

For additional information regarding the Initial Aberdeen Loan Agreement and the Second Aberdeen Loan Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings—Loan Agreements with Aberdeen”.

Loan Agreement with Sulliden

On October 22, 2020, we entered into a loan agreement with Sulliden Mining Capital Inc. (which we refer to as “Sulliden”). Stan Bharti (our Executive Chairman) is the executive chairman and interim chief executive officer, and Ryan Ptolemy (our Chief Financial Officer) is the chief financial officer, of Sulliden. Pursuant to the terms of the loan agreement with Sulliden, we borrowed from Sulliden $70,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 21, 2020 (which we refer to as the “Sulliden Loan”). On February 10, 2021, the parties extended the maturity date of the Sulliden Loan to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date of the Sulliden Loan to June 30, 2022. On November 29, 2021, we repaid in full the Sulliden Loan, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering. For additional information regarding the Sulliden Loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings—Loan Agreement with Sulliden”.

Consulting Agreements with our Executives

We have entered into consulting agreements with each of our executives (or a respective entity affiliated with such executive). For a description of the consulting agreements, see “Executive and Director Compensation—Executive Compensation—Consulting Agreements”.

Indemnification Agreements with our Executives, Directors and Director Nominees

We have entered into an indemnification agreement with each of our executives and directors, whereby we have agreed to indemnify such directors and executives against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions. Additionally, upon the completion of this offering and the appointment by our board of directors of the two director nominees described under “Management—Our Executives and Directors—Directors”, we will enter into an indemnification agreement with each of our director nominees, whereby we will agree to indemnify such director nominees against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions. For information regarding limitations of liability and indemnification applicable to our directors and executives, see “Description of Our Share Capital—Limitations on Liability and Indemnification of Directors and Officers”.

Equity Compensation Arrangements

We have granted and will grant stock options to certain of our executive and directors under our Stock Option Plan and stock option agreements entered or to be entered into between us and such optionees. For a description of the stock options, our Stock Option Plan and the stock option agreements, see “Executive and Director Compensation—Stock Option Plan”.

We have granted and will grant DSUs to certain of our directors and executives under our Deferred Share Unit Plan. For a description of the DSUs and our Deferred Share Unit Plan, see “Executive and Director Compensation—Deferred Share Unit Plan”.

Interests of Experts and Counsel

None of the experts or counsel engaged by us, including MNP LLP, KPMG LLP, ERCOSPLAN, Greenberg Traurig, LLP and Wildeboer Dellelce LLP, have any interests in our Company.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a related party transactions policy (which we refer to as our “Related Party Transactions Policy”), which sets forth the policies and procedures for the review and approval or ratification of related person transactions. Our Related Party Transactions Policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that are required to be disclosed by us pursuant to the applicable disclosure requirements of the NYSE, SEC, applicable Canadian securities regulatory authorities, and the Business Corporations Act (Ontario), in which we or our subsidiary are or will be a participant, and in which a related person (which includes our principal shareholders, directors, executives and officers) has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. Our audit committee will oversee our Related Party Transactions Policy. Our audit committee will review and recommend for approval, and our board of directors will review and ultimately approve, any applicable related party transaction. In reviewing any such related party transactions, our audit committee and our board of directors will be tasked with considering all relevant facts and circumstances, including, but not limited to, whether the related person transaction is on terms comparable to those that could be obtained in an arm’s-length transaction, and the extent of the related person’s interest in the transaction. Our Related Party Transactions Policy is intended to supplement, and impose a more rigorous internal review and approval procedure than those required by, applicable laws, rules and regulations, including, but not limited to, the Business Corporations Act (Ontario) and Canadian Multilateral Instrument 61-101–Protection of Minority Security Holders in Special Transactions.

DESCRIPTION OF OUR SHARE CAPITAL

The following is a summary of the material terms of our share capital, our articles of incorporation, and our bylaws. Accordingly, this discussion should be read together with our articles of incorporation and our bylaws, copies of which are filed as exhibits to our registration statement of which this prospectus forms a part.

General

We are authorized to issue one class of stock, consisting of an unlimited number of our Common Shares (with no par value per share). Our Common Shares do not have any special rights or restrictions. As of the date of this prospectus, 140,262,415 Common Shares are issued and outstanding.

Additionally, (i) up to an aggregate of 1,147,500 Common Shares are issuable upon the exercise of outstanding common share purchase warrants, which are exercisable at an exercise price of $1.00 per Common Share, (ii) up to an aggregate of 8,995,500 Common Shares are issuable upon the exercise of outstanding stock options, of which 2,905,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $1.00 per Common Share, 4,590,500 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $2.50 per Common Share, 250,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $3.75 per Common Share, and 1,250,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $4.00 per Common Share, (iii) an aggregate of 5,030,741 Common Shares are remaining and reserved, as of the date of this prospectus, for stock option awards that may be granted in the future under our Stock Option Plan, (iv) up to an aggregate of 13,058,333 Common Shares issuable with respect to outstanding DSUs, and (v) an aggregate of 967,908 Common Shares remaining and reserved, as of the date of this prospectus, for DSU awards that may be granted in the future under our Deferred Share Unit Plan.

Fully Paid and Non-assessable

All of our outstanding Common Shares are, and the Common Shares to be sold and issued in this offering will be, duly authorized, validly issued, fully paid and non-assessable.

General Meeting of Shareholders

We are incorporated under the laws of the Province of Ontario, Canada, and are governed by the Business Corporations Act (Ontario) (which we refer to as the “OBCA”). Under the OBCA, (i) a general meeting of shareholders shall be held at such place in or outside Ontario as determined by our board of directors, or, in the absence of such a determination, at our registered office; (ii) our board of directors must call an annual meeting of shareholders no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, our board of directors may fix in advance a date as the record date for that determination, provided that if we are an “offering corporation” under the rules of the OBCA, such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) notice of the time and place of a meeting of shareholders shall be sent to each shareholder entitled to vote at the meeting, our directors and our auditor; (v) the holders of not less than five percent (5%) of our issued and outstanding Common Shares entitled to vote at a meeting may requisition our board of directors to call a meeting of shareholders for the purposes stated in the requisition; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Ontario Superior Court of Justice may order a meeting to be called, held and conducted in a manner that the Court directs.

Our bylaws provide that a quorum for purposes of a shareholder meeting is met when the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders are present in person or represented by proxy.

Voting Rights

The holders of our Common Shares are entitled to attend and vote at all meetings of our shareholders (except any meetings at which only holders of a specified class of shares are entitled to vote), and at each meeting are entitled to one vote for each share held on all matters to be voted on by our shareholders. There is no cumulative voting.

Dividends

The holders of our Common Shares are entitled to dividends when and as declared by our board of directors from funds legally available therefor if, as and when determined by our board of directors in its sole discretion, subject to provisions of law, and any provisions of our articles of incorporation (including the rights, privileges, restrictions and conditions attached to any other class of shares of our Company), as may be amended from time to time. There are no pre-emptive, conversion or redemption privileges, nor sinking fund provisions with respect to our Common Shares.

Liquidation

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of our Company, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Common Shares will be entitled to share pro ratably in the net assets legally available for distribution to shareholders after the payment of or provision for all of our debts and other liabilities.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions with respect to our Common Shares are contained in our articles of incorporation, and such rights, privileges, restrictions and conditions may be changed by amending our articles of incorporation. In order to amend our articles of incorporation, the OBCA requires approval by not less than two-thirds of the votes cast by our shareholders entitled to vote thereon. Additionally, if we make particular types of amendments to our articles of incorporation, a holder of our Common Shares may dissent to such amendments and, if such shareholder so elects and complies with all applicable requirements set out in the OBCA, we will have to pay such shareholder the fair value of the Common Shares held by such shareholder. The types of amendments to our articles of incorporation that would be subject to dissent rights include (but are not limited to): (i) adding, removing or changing restrictions on the issue, transfer or ownership of our Common Shares, and (ii) adding, removing or changing any restrictions upon the business that we may carry on or upon the powers that we may exercise.

Limitations on Liability and Indemnification of Directors and Officers

In accordance with the OBCA and pursuant to the our bylaws, subject to certain conditions, we will, to the maximum extent permitted by law, indemnify our directors, officers, former directors and former officers, and any another individuals who act or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of that association with our Company or other entity. Additionally, we may advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding, provided that such individual shall repay such monies if such individual does not fulfill the conditions described below. Indemnification is prohibited unless such individual:

•	acted honestly and in good faith with a view to our best interests;

•	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, had reasonable grounds to believe the conduct was lawful; and

•	was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and fulfils the conditions listed above.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us pursuant to the foregoing or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1.

Listing

We intend to apply for the listing of our Common Shares on the NYSE under the symbol “GRO”.

Differences in Corporate Law

We are incorporated under the laws of the Province of Ontario, Canada, and are governed by the OBCA, which is generally similar to laws applicable to United States corporations. The following discussion summarizes certain material differences between the rights of a shareholder of a typical corporation incorporated under the laws of the State of Delaware, as compared to the rights of a shareholder of our Company.

This discussion does not purport to be a complete statement of the rights of holders of our Common Shares under the OBCA or the rights of holders of common stock of a typical corporation under the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”).

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Number and Election of Directors

Under the DGCL, the board of directors must consist of at least one director. The number of directors shall be fixed by, or in the manner provided in, the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation.

Under the DGCL, directors are elected at annual stockholder meetings by plurality vote of the stockholders, unless provided otherwise in the certificate of incorporation or bylaws.

Under our articles of incorporation, our board of directors must have at least one member and no more than 10 members.

Under the OBCA, our board of directors must consist of at least three members so long as we are an “offering corporation” for purposes of the OBCA, which includes a corporation that has filed a prospectus under the Securities Act (Ontario) in respect of its securities and such securities are still outstanding.

Under the OBCA and our bylaws, shareholders elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

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Removal of Directors	Under the DGCL, unless otherwise provided in the corporation’s certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, except: (i) in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director can be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

Under the OBCA and our bylaws, shareholders may, by resolution passed by a majority of the vote cast thereon at a meeting of shareholders, remove a director and may elect any qualified person to fill the resulting vacancy.

If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Vacancies on our Board of Directors	Under the DGCL, unless otherwise provided in the corporation’s certificate of incorporation or bylaws, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Under the OBCA and our bylaws, vacancies that exist on our board of directors may generally be filled by our board of directors if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Under the OBCA and our bylaws, in between meetings, our board of directors has the right to increase the total number of directors on our board of directors within the minimum and maximum number set in our articles of incorporation; provided, that our board of directors may not appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at our last annual meeting of shareholders.

Board of Director Quorum and Vote Requirements

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate of incorporation or bylaws require a greater number. The bylaws may lower the number required for a quorum to no less than one-third the number of directors.

Under the DGCL, the board of directors may take action by the majority vote of the directors present at a meeting at which a quorum is present unless the certificate of incorporation or bylaws require a greater vote.

Under our bylaws, a majority of the directors on our board of directors constitutes a quorum at any meeting of directors, provided that, where the board consists of fewer than three directors, all directors shall constitute a quorum at any meeting of our board of directors.

Under the OBCA, where there is a vacancy or vacancies on our board of directors, the remaining directors may exercise all the powers of our board of directors so long as a quorum of our board of directors remains in office.

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Transactions with our Directors and Executives	The DGCL generally provides that no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders, or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

Under the OBCA and our bylaws, a director or officer of our Company who: (i) is a party to a material contract or transaction or proposed material contract or transaction with us, or (ii) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us, is required to disclose in writing to us the nature and extent of his or her interest. An interested director is prohibited from attending the part of the meeting of our board of directors during which the contract or transaction is discussed and is prohibited from voting on a resolution to approve the contract or transaction, except in specific circumstances, such as a contract or transaction relating primarily to his or her remuneration as a director of our Company or an affiliate of our Company, a contract or transaction for indemnification or liability insurance of such director, or a contract or transaction with an affiliate of our Company. If a director or officer has disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to us at the time it was approved, the director or officer is not accountable to us or our shareholders for any profit or gain realized from the contract or transaction, and the contract or transaction is neither void nor voidable by reason only of the interest of such director or officer or that such director is present at or is counted to determine the presence of a quorum at the meeting of our board of directors that authorized the contract or transaction.

The OBCA further provides that if such director or officer acted honestly and in good faith and the contract or transaction was reasonable and fair to us at the time it was approved, such director or officer is not accountable to us or our shareholders for any profit or gain realized from the contract or transaction by reason only of his or her holding the office of a director or officer, and the contract or transaction is not by reason only of the director’s or officer’s interest therein void or voidable, if the contract or transaction has been confirmed or approved by our shareholders by special resolution, on

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the basis of disclosure in reasonable detail of the nature and extent of such director’s or officer’s interest in the notice of meeting or management information circular.

Limitation of Liability of our Directors

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability:

•  for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•  under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock repurchases or redemptions; or

•  for any transaction from which the director derived an improper personal benefit.

The OBCA does not permit the limitation of liability of a director or officer to act in accordance with the OBCA.

Under our bylaws, our directors and officers will not be liable for their acts in the execution of their duties or in relation thereof or for the acts of any other director, officer or employee, unless such director or officer is willfully negligent or at fault. However, our bylaws do not permit the relief of any of our directors’ or officers’ duty to act in accordance with the OBCA or from liability for any breach of the OBCA.

Indemnification of our Directors and Executives	The DGCL permits a corporation to indemnify officers and directors against expenses, judgments, fines and amounts paid in settlement for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding that they had no reasonable cause to believe was unlawful.

Our bylaws provide that, subject to the limitations contained in the OBCA, we will indemnify our directors and officers against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with our Company, provided that:

•  the individual acted honestly and in good faith with a view to the best interests of our Company; and

•  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

We will also indemnify such individual in such other circumstances as the OBCA permits or requires.

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Call and Notice of Shareholder Meetings

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and, in the case of a special meeting, purpose or purposes of the meeting.

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under the OBCA, our board of directors is required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting.

Under the OBCA and our bylaws, our board of directors may call a special meeting at any time. In addition, under the OBCA, holders of not less than five percent of our issued and outstanding Common Shares may requisition our board of directors to call a meeting of shareholders.

Shareholder Action by Written Consent	Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.	Under the OBCA and our bylaws, a written resolution signed by all of our shareholders who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Shareholder Nominations and Proposals	Not applicable.	Under the OBCA, a shareholder entitled to vote at a shareholders’ meeting may submit a shareholder proposal relating to matters which such shareholder wishes to propose and discuss at a shareholders’ meeting, and, subject to such shareholder’s compliance with the prescribed time periods and other requirements of the OBCA pertaining to shareholder proposals, we are required to include such proposal in the information circular pertaining to any meeting at which we solicit proxies, subject to certain exceptions. Notice of such a proposal must be provided to us at least 60 days before the

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anniversary date of the last annual shareholders’ meeting, or at least 60 days before any other meeting at which the matter is proposed to be raised.

In addition, the OBCA requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than 5% of our outstanding Common Shares entitled to vote at the meeting to which the proposal is to be presented.

Shareholder Quorum and Vote Requirements

Under the DGCL, quorum for a corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or bylaws specify a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote.

Under the DGCL, unless the certificate of incorporation or bylaws provide for a greater vote, the required vote is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.

Under the OBCA, unless our articles of

incorporation or our bylaws provide otherwise, the holders of a majority of our outstanding Common Shares, whether present in person or represented by proxy, constitute a quorum.

Under our bylaws, holders of not less than 10% of our outstanding Common Shares, whether present in person or represented by proxy, constitute a quorum.

Amendments of Governing Instruments	Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.	Amendment of Articles of Incorporation. Under the OBCA, amendments to our articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution.

	Amendment of Bylaws. Under the DGCL, the power to adopt, amend or repeal bylaws is vested in the stockholders entitled to vote, provided, however, that any corporation	Amendment of Bylaws. Under the OBCA and our bylaws, our board of directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs

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	may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.	of our Company, which will be effective from the date of such resolution; provided, that our board of directors submit the bylaw, amendment or repeal to our shareholders at the next meeting of shareholders, where the shareholders may confirm, reject or amend the bylaw, amendment or repeal.

Votes on Mergers, Consolidations, and Sales of Assets	The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.	Under the OBCA, the approval of at least two-thirds of votes cast by shareholders entitled to vote on the resolution is required for extraordinary corporate actions. Holders of a class or series of shares are entitled to vote separately as a class or series if the extraordinary corporate action affects such particular class or series of shares in a manner different from holders of our Common Shares entitled to vote on such extraordinary corporate action, whether or not such particular class or series of shares are otherwise entitled to vote. Extraordinary corporate actions include amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation, liquidations and dissolutions.

Dissenter’s Rights of Appraisal

Under the DGCL, any shareholder of a corporation who (i) holds share of stock on the date of making a demand for appraisal of such shareholder’s shares, (ii) continuously holds such shares through the effective date of a merger or consolidation, and (iii) neither voted in favor of the merger or consolidation nor consented thereto, shall be entitled to an appraisal by the Delaware Court of Chancery of the fair value of such shareholder’s shares of stock, provided, however, that no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 shareholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•  shares of stock of the surviving corporation;

•  shares of stock of another corporation that are either listed on a national

Under the OBCA, each of the following matters listed will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations), (ii) an amendment to our articles of incorporation to add, change or remove any provisions restricting the issue, transfer or ownership of our Common Shares, (iii) an amendment to our articles of incorporation to add, change or remove any restriction upon the business or businesses that we may carry on, (iv) a continuance under the laws of another jurisdiction, (v) a sale, lease or exchange of all or substantially all of our property, other than in the ordinary course of business, and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement.

However, a shareholder is not entitled to dissent if an amendment to our articles of

	Delaware	Ontario

securities exchange or held of record by more than 2,000 shareholders;

•  cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•  any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the shareholders of the surviving corporation.

incorporation is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy, unless otherwise authorized by the court.

Under the OBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of our Company which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests.

Anti-Takeover and Ownership Provisions	Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a Delaware corporation from engaging in a “business combination” (as defined in Section 203) with a holder of 15% or more of the corporation’s voting stock for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203.

While the OBCA does not contain specific anti- takeover provisions with respect to “business combinations”, roles and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101, contain requirements in connection with, among other things, “related party transactions” and “business combinations”, including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

The term “related party” includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to shareholders in connection with a related party transaction including related to the valuation. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders, other than the related parties, approve the transaction by a simple majority of the votes cast.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, as a result of the issuance of                Common Shares in this offering, there will be                Common Shares issued and outstanding (                Common Shares if the underwriters exercise in full their option to purchase additional Common Shares in this offering).

Of the total number of our Common Shares to be issued and outstanding upon completion of this offering:

•

Common Shares are being offered and sold in this offering (                Common Shares if the underwriters exercise in full their option to purchase                additional Common Shares in this offering). These Common Shares will be freely transferable without restriction or further registration under the Securities Act, except that any Common Shares acquired or held by our “affiliates” (as that term is defined in Rule 144 under the Securities Act) will be subject to the volume limitations and other restrictions of Rule 144 described below;

•

Common Shares were sold and issued in our Regulation A Offering, which closed on August 2, 2022. These Common Shares are freely transferable without restriction or further registration under the Securities Act, except that any Common Shares acquired or held by our affiliates will be subject to the volume limitations and other restrictions of Rule 144 described below; and

•

the remaining Common Shares were sold and issued by us in private transactions in reliance upon exemptions from registration under the Securities Act, and have not been registered for resale. These Common Shares are “restricted securities” (as defined in Rule 144(a)(3) under the Securities Act), and cannot be sold by the holders thereof unless such sales are registered under the Securities Act pursuant to an effective registration statement filed by us, or made in reliance upon an applicable exemption from registration under the Securities Act, including the exemption contained in Rule 144 described below.

Additionally, certain of the outstanding Common Shares described above are subject to lock-up agreements, as described below under “—Lock-Up Agreements”.

Prior to this offering, no public market existed for our Common Shares. Although we intend to apply to list our Common Shares on the NYSE, an active trading market for our Common Shares may not develop or, if one develops, it may not be sustained following this offering. No assurance can be given as to the likelihood that an active trading market for our Common Shares will develop, the liquidity of any such market, the ability of our shareholders to sell their Common Shares, or the prices that our shareholders may obtain for any of their Common Shares. No prediction can be made as to the effect, if any, that future sales of our Common Shares, or the availability of our Common Shares for future sale, will have on prevailing market prices from time to time. Sales of substantial amounts of our Common Shares following this offering, or the perception that such sales could occur, may adversely affect prevailing market prices of our Common Shares. See “Risk Factors—Risks Related to our Common Shares.”

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our directors and executives, and certain of our shareholders, collectively holding over                  % of our outstanding Common Shares immediately prior to this offering, have agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of 180 days after the date of this prospectus:

•

sell, offer, issue, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or otherwise dispose of, any Common Shares, options or warrants to acquire Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares currently or hereafter owned either of record or beneficially;

•

enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares; or

•	publicly announce an intention to do any of the foregoing;

without the prior written consent of the representative of the underwriters in this offering. See also “Underwriting—No Sales of Similar Securities.”

Rule 144

In general, under Rule 144 under the Securities Act (which we refer to as “Rule 144”) as currently in effect, beginning 90 days after the date of this prospectus, a shareholder who beneficially own shares considered to be restricted securities under Rule 144, who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned such restricted securities for at least six months (including the holding period of any prior shareholder other than an affiliate of ours), would be entitled to sell those shares, provided that current public information about us is available. Additionally, under Rule 144, if such shareholder has beneficially owned those shares for at least one year (including the holding period of any prior shareholder other than an affiliate of ours), such shareholder would be entitled to sell those shares without regard to the requirements and conditions of Rule 144, including whether current public information about us is available.

Beginning 90 days after the date of this prospectus, an affiliate of ours who has beneficially owned our Common Shares for at least six months is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the aggregate number of Common Shares then outstanding, which will equal approximately                Common Shares immediately after this offering (                shares if the underwriters exercise in full their option to purchase                additional Common Shares in this offering), and (ii) the average weekly trading volume of our Common Shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale; provided that current public information about us is available and such affiliate complies with the other requirements and conditions of Rule 144 relating to manner of sale and notice. To the extent that an affiliate of ours sells our Common Shares, other than pursuant to Rule 144 or an effective registration statement under the Securities Act, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer of such shares from such affiliate.

Upon expiration of the lock-up agreements described above under “—Lock-Up Agreements”, substantially all of our outstanding Common Shares will either be unrestricted or will be eligible for sale under Rule 144, subject to the volume limitations and additional requirements and conditions under Rule 144 applicable to our affiliates as described above. We cannot estimate the number of Common Shares that our existing shareholders will elect to sell following this offering.

Rule 701

In general, under Rule 701 of the Securities Act (which we refer to as “Rule 701”) as currently in effect, an employee, consultant or advisor who is not an affiliate of ours, and who purchased or purchases, pursuant to an offer made or option granted prior to the date of this prospectus, Common Shares from us pursuant to a written compensatory plan or other written agreement in accordance with Rule 701, is eligible, beginning 90 days after the date of this prospectus, to resell such Rule 701 Common Shares in reliance on Rule 144, but without compliance with the holding period, public information, volume limitation, and notice requirements of Rule 144. Additionally, under Rule 701, an employee, consultant or advisor who is an affiliate of ours, and who purchased or purchases Rule 701 Common Shares, is eligible, beginning 90 days after the date of this prospectus, to resell such Rule 701 Common Shares in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144.

Stock Option Plan

Under our Stock Option Plan, the maximum number of Common Shares issuable from time to time under our Stock Option Plan is such number of Common Shares equal to 10% of the total number of Common Shares issued and outstanding as of the date of grant of a stock option award. After taking into account the stock options that we previously granted to our directors and executives under our Stock Option Plan prior to this offering, we expect to have remaining an aggregate of                Common Shares reserved for stock options and available for issuance under our Stock Option Plan immediately following this offering. For a description of our Stock Option Plan and the stock option awards previously granted and to be granted under our Stock Option Plan, see “Executive and Director Compensation—Stock Option Plan”.

Following the completion of this offering, we intend to file a registration statement on Form S-8, which will become effective automatically upon filing, to register the total number of Common Shares that may be issued under our Stock Option Plan, including the Common Shares underlying stock options previously granted to our directors and executives under our Stock Option Plan. These shares will be freely tradable and immediately available for sale in the open market, subject to the volume limitations and additional requirements and conditions under Rule 144 applicable to our affiliates, and applicable restrictions imposed by our insider trading policy, and unless they are subject to the lock-up agreements described under “—Lock-Up Agreements” above, in which case, after the expiration of such lock-up agreements.

Deferred Share Unit Plan

Under our Deferred Share Unit Plan, the maximum number of Common Shares issuable from time to time under our Deferred Share Unit Plan is such number of Common Shares equal to 10% of the total number of Common Shares issued and outstanding as of the date of grant of a DSU award. After taking into account the DSUs that we previously granted to certain of our directors and executives under our Deferred Share Unit Plan prior to this offering, we expect to have remaining an aggregate of                Common Shares reserved for DSUs and available for issuance under our Deferred Share Unit Plan immediately following this offering. For a description of our Deferred Share Unit Plan and the DSUs previously granted and to be granted under our Deferred Share Unit Plan, see “Executive and Director Compensation—Deferred Share Unit Plan”.

Following the completion of this offering, we intend to file a registration statement on Form S-8, which will become effective automatically upon filing, to register the total number of Common Shares that may be issued under our Deferred Share Unit Plan, including the Common Shares underlying DSUs previously granted to certain of our directors and executives under our Deferred Share Unit Plan. These shares will be freely tradable and immediately available for sale in the open market, subject to the volume limitations and additional requirements and conditions under Rule 144 applicable to our affiliates, and applicable restrictions imposed by our insider trading policy, and unless they are subject to the lock-up agreements described under “—Lock-Up Agreements” above, in which case, after the expiration of such lock-up agreements.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL MATTERS RELATING TO SHARE TRANSFER RESTRICTIONS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Common Shares. You should consult your tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign (including Canada and Brazil), or other taxing jurisdiction.

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our Common Shares by a U.S. Holder (as defined below) that acquires our Common Shares in this offering. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire our Common Shares.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), the regulations promulgated under the Code (which we refer to as the “U.S. Treasury Regulations”), the income tax treaty between Canada and the United States (which we refer to as the “Treaty”), published rulings of the U.S. Internal Revenue Service (which we refer to as the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable, in each case, as in effect and available as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons, as described in Section 7701(a)(30) of the Code, who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person by electing to apply Section 7701(a)(30) of the Code to the trust.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Common Shares, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of our Common Shares generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of our Common Shares.

This discussion applies only to a U.S. Holder that holds our Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than the certain U.S. federal income tax consequences explicitly discussed below, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

•	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

•	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

•	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

•	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

•	own our Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•	acquire our Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;

•	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

•	are required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement;

•	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

•	are controlled foreign corporations;

•	are passive foreign investment companies;

•

hold our Common Shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

•	are former U.S. citizens or former long-term residents of the United States.

Except as otherwise noted, this summary assumes that our Company and Potássio do Brasil Ltda. will each likely be classified as a passive foreign investment company (which we refer to as a “PFIC”) for U.S. federal income tax purposes for the current taxable year and the foreseeable future. A non-U.S. entity’s possible status as a PFIC must be determined annually and therefore may be subject to change. If our Company or Potássio do Brasil Ltda. is a PFIC for any taxable year during which a U.S. Holder owns our Common Shares, certain materially adverse U.S. federal income tax consequences could result for such U.S. Holder.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our Common Shares.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our Common Shares. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Common Shares. U.S. Holders should consult their tax advisors concerning the tax consequences applicable to their particular situations.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

Taxation of Distributions to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividends, the amount of any distribution (including a deemed distribution) of cash or other property (other than certain distributions of our shares or rights to acquire our shares) paid on our Common Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions (including deemed distributions) in excess of such earnings and profits generally will be applied against and reduce a U.S. Holder’s basis in the Common Shares held by such U.S. Holder (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such Common Shares (the treatment of which is described under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders” below). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions, if issued, will generally be reported to U.S. Holders as dividends.

Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to individuals and other non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders” below) applicable to “qualified dividend income”, provided that certain conditions are satisfied, including that (i) our Common Shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the U.S.-Canada income tax treaty (which we refer to as the “Treaty”), and (ii) we are not a PFIC (nor treated as such with respect to a U.S. Holder) at the time the dividend was paid or in the previous year. If such requirements are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. Holder will be taxed at ordinary income tax rates. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Common Shares.

For U.S. foreign tax credit purposes, dividends paid on our Common Shares generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Canadian income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Canadian income taxes withheld from dividends on our Common Shares, at a rate not exceeding any reduced rate pursuant to the Treaty, may be creditable against such U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Canadian income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received by such U.S. Holder, calculated by reference to the exchange rate in effect on the date the dividend is received, in the case of our Common Shares, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollar will be treated as U.S. source ordinary income or loss.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize a capital gain or loss on the sale or other taxable disposition of our Common Shares. The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition, and (ii) such U.S. Holder’s adjusted tax basis in the Common Shares so disposed of. A U.S. Holder’s adjusted tax basis in the Common Shares held by such U.S. Holder generally will equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital.

Any capital gain or loss recognized generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at rates of taxation lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations.

Any gain or loss recognized by a U.S. Holder will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any non-U.S. tax imposed on the disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of assets giving rise to passive income.

Although PFIC status is determined annually, an initial determination that a non-U.S. corporation is a PFIC generally will apply for subsequent years to a U.S. Holder who held its stock while it was a PFIC, whether or not it meets the test for PFIC status in those subsequent years. U.S. Holders of our Common Shares should be aware that, based on our current business plans and financial expectations, we expect that we and Potássio do Brasil Ltda. each will be classified as a PFIC for the current taxable year, may have been a PFIC in prior taxable years, and may be a PFIC in future taxable years. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Common Shares and such U.S. Holder did not make either a timely mark-to-market election or a qualified electing fund (which we refer to as “QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Common Shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by such U.S. Holder on the sale or other disposition of our Common Shares (which may include gain realized by reason of transfers of our Common Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes), and (ii) any “excess distribution” made to such U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of such U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common Shares held by such U.S. Holder). Under these special tax rules:

•	such U.S. Holder’s gain or excess distribution will be allocated ratably over such U.S. Holder’s holding period for the Common Shares held by such U.S. Holder;

•

the amount allocated to such U.S. Holder’s taxable year in which such U.S. Holder recognized the gain or received the excess distribution, or to the period in such U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of such U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to such U.S. Holder without regard to such U.S. Holder’s other items of income and loss for such year; and

•

an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on such U.S. Holder with respect to the tax attributable to each such other taxable year of such U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid application of the PFIC tax consequences described above with respect to our Common Shares by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. If we determine that we are classified as a PFIC for a taxable year, we currently intend to provide the information necessary for a U.S. Holder to make a QEF election with respect to our Company and each lower-tier PFIC that we control, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs.

Alternatively, if a U.S. Holder, at the close of such U.S. Holder’s taxable year, owns shares in a PFIC that are treated as marketable stock, such U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If such U.S. Holder makes a valid mark-to-market election for the first taxable year of such U.S. Holder in which such U.S. Holder holds (or is deemed to hold) our Common Shares and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to the Common Shares held by such U.S. Holder. Instead, in general, such U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of the Common Shares held by such U.S. Holder at the end of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Such U.S. Holder also generally will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in such Common Shares over the fair market value of such Common Shares at the end of such U.S. Holder’s taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Such U.S. Holder’s basis in such Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such Common Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years, unless our Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our Common Shares under their particular circumstances.

If we are or become a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC, or U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. Additionally, we may not hold a controlling interest in any such lower-tier

PFIC, and, therefore, there can be no assurance that we will be able to cause such lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (or any successor form), whether or not a QEF or mark-to-market election is made, and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS (potentially including with respect to items that do not relate to a U.S. Holder’s investment in our Common Shares).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Common Shares should consult their tax advisors concerning the application of the PFIC rules to our Common Shares under their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. Holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. U.S. Holders of our Common Shares should consult their tax advisors regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply.

Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include our Common Shares if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Common Shares.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. Holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. Holders should consult with their tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                , 2022, between us and Cantor Fitzgerald & Co., 499 Park Avenue, New York, New York 10022, as the representative (which we refer to as the “Representative”) of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of Common Shares shown opposite its name below:

Underwriter	Number of Common Shares
Cantor Fitzgerald & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and the approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the Common Shares shown in the table above if any of them are purchased. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Common Shares subject to their acceptance of the Common Shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public, and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for                days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                additional Common Shares from us at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional Common Shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Discounts and Commissions and Expenses

The Representative has advised us that they propose to offer our Common Shares to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                per Common Share. The Representative may allow, and certain dealers may reallow, a discount from the concession not in excess of $                per Common Share to certain brokers and dealers. After the initial offering, the Representative may change the offering price and other selling terms.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay to the underwriters, and the proceeds to us, before expenses, in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Common Shares.

	Per Common Share		Total
	No Exercise of Option to Purchase Additional Common Shares	Full Exercise of Option to Purchase Additional Common Shares	No Exercise of Option to Purchase Additional Common Shares	Full Exercise of Option to Purchase Additional Common Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $                . We have also agreed to reimburse the underwriters up to $                for certain of their out-of-pocket expenses reasonably incurred in connection with this offering, including the reasonable and documented fees of certain of their counsels, which reimbursed fees, other than any fees in connection with FINRA filings or compliance with Blue Sky laws, are deemed by FINRA to be underwriting compensation for this offering.

Representative’s Right of First Refusal

Until nine months from the closing date of this offering, the Representative will have a right of first refusal (which we refer to as the “Right of First Refusal”) to act as a managing underwriter, initial purchaser, or placement agent for any offering of our equity securities, with an equity offering size of at least $25 million (which we refer to as a “Subsequent Equity Financing”), in each case with the Representative acting as an active book running manager and receiving 20% of the aggregate gross spread or fees from any such Subsequent Equity Financing. Pursuant to FINRA Rule 5110, the Right of First Refusal is deemed by FINRA to be underwriting compensation for this offering, the value of which will be 1% of the proceeds from this offering.

Representative’s Warrants

We have agreed to issue to the Representative, upon the closing of this offering, broker warrants to purchase a number of our Common Shares up to an aggregate of 5% of the total number of Common Shares sold in this offering (which we refer to as the “Broker Warrants”). The Broker Warrants will be exercisable at an exercise price equal to 130% of the initial public offering price of the Common Shares sold in this offering. The Broker Warrants will be exercisable at any time and from time to time, in whole or in part, during the two year period immediately following the date of effectiveness of our registration statement of which this prospectus forms a part. The Representative will also be granted certain registration rights to the extent that the Common Shares issuable upon the exercise of the Broker Warrants are issued in a transaction not registered under the Securities Act.

In addition, pursuant to FINRA Rule 5110, the Broker Warrants and the Common Shares underlying the Broker Warrants are deemed by FINRA to be underwriting compensation for this offering, and, as such, they will be subject to lock-up restrictions, as required by FINRA Rule 5110(e)(1), and may not be sold during this offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness of our registration statement of which this prospectus forms a part or the commencement of sales under this offering, except as provided in FINRA Rule 5110(e)(2).

Listing

We intend to apply for the listing of our Common Shares on the NYSE under the symbol “GRO”.

No Sales of Similar Securities

We, our directors and executives, and certain of our shareholders, collectively holding over                % of our outstanding Common Shares immediately prior to this offering, have agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of 180 days after the date of this prospectus:

•

sell, offer, issue, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or otherwise dispose of, any Common Shares, options or warrants to acquire Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares currently or hereafter owned either of record or beneficially;

•

enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares; or

•	publicly announce an intention to do any of the foregoing,

without the prior written consent of the Representative.

In addition, we and each such person agree that, without the prior written consent of the Representative, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security exercisable or exchangeable for or convertible into Common Shares.

The restrictions in the immediately preceding paragraphs do not apply in certain circumstances, including:

•	;

•	; and

•	.

The Representative may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements.

Market Making, Stabilization and Other Transactions

The underwriters may make a market in our Common Shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time in their sole discretion without notice. Accordingly, no assurance can be given as to the liquidity of the trading market for our Common Shares, that you will be able to sell any of the Common Shares held by you at a particular time, or that the prices that you receive when you sell will be favorable.

The underwriters have advised us that they may engage, pursuant to Regulation M under the Exchange Act, in short sale transactions, stabilizing transactions, syndicate covering transactions, or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of our Common Shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Common Shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Common Shares or purchasing Common Shares in the open market. In determining the source of Common Shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional Common Shares.

“Naked” short sales are sales in excess of the underwriters’ option to purchase additional Common Shares. The underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after the pricing of this offering that could adversely affect investors who purchase Common Shares in this offering.

A stabilizing bid is a bid for the purchase of Common Shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the Common Shares. A syndicate covering transaction is the bid for, or the purchase of, Common Shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover syndicate short sales may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Common Shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares. The underwriters are not obligated to engage in any of these activities and, if commenced, may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market, or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on web sites or through online services maintained by one or more of the underwriters, selling group members (if any), or their respective affiliates. The underwriters may agree with us to allocate a specific number of Common Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the respective web sites of the underwriters and any information contained in any other web sites maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of their customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance, and securities lending. The underwriters and certain of their respective affiliates have performed, and may in the future perform, from time to time, various investment banking and financial advisory services for us and our affiliates, for which the underwriters and such respective affiliates received or will receive customary fees and expenses.

In addition, in the ordinary course of their respective businesses, the underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities or instruments.

Stamp Taxes

If you purchase any of our Common Shares offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Notice to Investors

Australia

This document does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (Cth) of Australia (which we refer to as the “Corporations Act”). This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to our Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the Common Shares issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

Neither this prospectus nor any related free writing prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 (which we refer to as the “Prospectus Regulation”). This prospectus and any related free writing prospectus, and any offer if made subsequently, is directed only at persons in member states of the European Economic Area (which we refer to as the “EEA”) who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation. This prospectus and any related free writing prospectus have been prepared on the basis that any offer of our Common Shares in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Common Shares. Accordingly, any person making or intending to make an offer in that member state of our Common Shares which are the subject of the offering contemplated in this prospectus and any related free writing prospectus may only do so in circumstances in which no obligation arises for our Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer.

Neither we nor the underwriters have authorized, nor do we or any of the underwriters authorize, the making of any offer of our Common Shares in circumstances in which an obligation arises for our Company or the underwriters to publish a prospectus for such offer.

In relation to each member state of the European Economic Area (each referred to as a “Relevant State”), no Common Shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in such Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that our Common Shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the relevant underwriter or underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided, that, no such offer of our Common Shares shall require our Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our Common Shares in any Relevant State means the communication in any form and by any means of sufficient information regarding the terms of the offer and any Common Shares to be offered so as to enable an investor to decide whether or not to purchase or subscribe for any Common Shares. Each person in a Relevant State who acquires any Common Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with our Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of our Common Shares being offered to a financial intermediary (as that term is used in Article 5(1) of the Prospectus Regulation), each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with our Company and the underwriters that the Common Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public, other than their offer or resale in a Relevant State to qualified investors or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither we nor the underwriters have authorized, nor do we or any of the underwriters authorize, the making of any offer of our Common Shares through any financial intermediary, other than offers made by the underwriters which constitute the final placement of Common Shares contemplated in this document.

We and the underwriters and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

Hong Kong

No securities have been offered or sold, or will be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (which we refer to as the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32 of the laws of Hong Kong) (which we refer to as the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to our Common Shares has been issued or will be issued or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong), other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to this offering. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Japan

Our Common Shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (which we refer to as the “FIEA”), and accordingly the initial purchaser acknowledges and agrees that it will not offer or sell any securities, directly or indirectly, in Japan, or to, or for the account or benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan, or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been and will not be registered as a prospectus under the Securities and Futures Act, 2001 (which we refer to as the “SFA”) by the Monetary Authority of Singapore, and the offer of our Common Shares in Singapore is made primarily pursuant to the exemptions under Section 274 and 275 of the SFA. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase of, our Common Shares may not be issued, circulated or distributed, nor may our Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore, other than (i) to an institutional investor as defined in Section 4A of the SFA (which we refer to as an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (which we refer to as an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (which we refer to as a “Relevant Person”) pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

It is a condition of the offer that where our Common Shares are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)

a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the Common Shares, except:

1.

to an Institutional Investor, an Accredited Investor, a Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4) of the SFA (in the case of that trust);

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	as specified in Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

Our Common Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (which we refer to as “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our Common Shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, our Company or our Common Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of our Common Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (which we refer to as the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our Common Shares.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (which we refer to as the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of our Common Shares is directed only at, investors listed in the first addendum (which we refer to as the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million, and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same, and agree to it.

United Kingdom

In the United Kingdom, neither this prospectus nor any related free writing prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (which we refer to as the “UK Prospectus Regulation”). This prospectus and any related free writing prospectus have been prepared on the basis that any offer if made subsequently is directed only at persons in the United Kingdom who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation. This prospectus and any related free writing prospectus have been prepared on the basis that any offer of our Common Shares in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of our Common Shares. Accordingly, any person making or intending to make an offer in the United Kingdom of our Common Shares which are the subject of the offering contemplated in this prospectus and any related free writing prospectus may only do so in circumstances in which no obligation arises for our Company or any of the underwriters to publish a prospectus pursuant to Section 85 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (which we refer to as the “FSMA”), in relation to such offer. Neither we nor the underwriters have authorized, nor do we or any of the underwriters authorize, the making of any offer of Common Shares in circumstances in which an obligation arises for our Company or the underwriters to publish a prospectus for such offer.

This prospectus and any related free writing prospectus may not be distributed or circulated to any person in the United Kingdom, other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (which we refer to as the “Order”); and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons collectively being referred to as “relevant persons”). This prospectus and any related free writing prospectus are directed only at relevant persons. Other persons should not act on this prospectus and any related free writing prospectus or any of its contents. This prospectus and any related free writing prospectus are confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person, or published, in whole or in part, for any other purpose.

No Common Shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to our Common Shares which has been approved by the Financial Conduct Authority, except that our Common Shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the relevant underwriter or underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA;

provided, that, no such offer of our Common Shares shall require our Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA.

For the purposes of this provision, the expression an “offer to the public” in relation to our Common Shares in the United Kingdom means the communication in any form and by any means of sufficient information regarding the terms of the offer and any Common Shares to be offered so as to enable an investor to decide whether or not to purchase or subscribe for any Common Shares and the expression.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the sale or issue of our Common Shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to our Company.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to our Common Shares in, from or otherwise involving the United Kingdom.

Each person in the United Kingdom who acquires any Common Shares in this offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with our Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any Common Shares being offered to a financial intermediary (as that term is used in Article 5(1) of the UK Prospectus Regulation), each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with our Company and the underwriters that the Common Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public, other than their offer or resale in the United Kingdom to qualified investors or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither we nor the underwriters have authorized, nor do we or any of the underwriters authorize, the making of any offer of our Common Shares through any financial intermediary, other than offers made by the underwriters which constitute the final placement of Common Shares contemplated in this document.

We and the underwriters and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and expenses, payable by us in connection with this offering. All amounts shown are estimates and subject to future contingencies, except the U.S. Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee, and the NYSE entry and listing fee.

Description	Amount
U.S. Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority filing fee		*
NYSE entry and listing fee		*
Accounting and Audit fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

LEGAL MATTERS

We are being represented by Greenberg Traurig, LLP with respect to certain matters of U.S. law, and by Wildeboer Dellelce LLP, Toronto, Ontario with respect to certain matters of Canadian law. The validity of the Common Shares offered in this offering are being passed upon for us by Wildeboer Dellelce LLP, Toronto, Ontario. The underwriters are being represented by Sidley Austin LLP, New York, New York, with respect to certain matters of U.S. law, and by Bennett Jones LLP, Toronto, Ontario, with respect to certain matters of Canadian law.

CHANGE IN ACCOUNTANTS

On November 8, 2021, KPMG LLP resigned as the independent auditor of our Company. This resignation was confirmed by our board of directors. Our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 were previously audited by KPMG LLP in accordance with auditing standards generally accepted in the United States, and its report on such financial statements did not contain any adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles, except that it contained a paragraph stating that: “The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses, has an accumulated deficit and a working capital deficiency, overdue loans and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.” During the 2019 and 2020 fiscal years and the subsequent interim period from January 1, 2021 through November 8, 2021, (i) there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the subject matter of the disagreements in connection with their report on our consolidated financial statements for the years ended December 31, 2020 and 2019, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K. In connection with this offering, we subsequently re-engaged KPMG solely to perform an audit of our consolidated financial statements as of and for the year ended December 31, 2020 in accordance with the standards of the PCAOB, and on September 9, 2022, KPMG issued such PCAOB audit opinion and its engagement in connection therewith ended. We have requested that KPMG LLP furnish to us a letter addressed to the SEC stating whether or not KPMG LLP agrees with the above statements. A copy of such letter, dated                , 2022, is filed as Exhibit 16.1 to our registration statement of which this prospectus forms a part.

On February 15, 2022, we engaged MNP LLP as our new PCAOB registered public accounting firm, which engagement was approved by our board of directors. Our audited consolidated financial statements as of and for the year ended December 31, 2021 have been audited by MNP LLP. Our engagement of MNP LLP is not related to any matter that was the subject of a disagreement with KPMG LLP, our prior independent auditor. During the 2021 fiscal year and the subsequent interim period from January 1, 2022 through February 15, 2022, we did not consult with MNP LLP on any matters regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement (as such term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as such term is used in Item 304(a)(1)(v) of Regulation S-K).

EXPERTS

MNP LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of, and for the year ended, December 31, 2021, as set forth in their report thereon. We have included such consolidated financial statements in this prospectus in reliance on the report of such firm given on their authority as experts in accounting and auditing. MNP LLP is independent with respect to us in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board on auditor independence. The principal business address of MNP LLP is 50 Burnhamthorpe Road W, Suite 900, Mississauga, Ontario, Canada, L5B 3C2.

Our consolidated financial statements as of, and for the year ended, December 31, 2020, which include the statement of financial position as of December 31, 2020 and the related statements of loss and other comprehensive loss, changes in equity, and cash flows, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Certain portions of the description of the Autazes Project and the Autazes Property were summarized or extracted from the Technical Report, which was prepared by ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH (which we refer to as “ERCOSPLAN”) in accordance with the SEC Mining Modernization Rules. Portions of the Technical Report have been extracted, summarized and disclosed in this prospectus with the consent of ERCOSPLAN.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the laws of the Province of Ontario, Canada. All of our directors and executives reside outside of the United States, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Canada, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to the offering of our Common Shares pursuant to this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement have been omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about our Company and our Common Shares being offered by this prospectus, we refer you to the registration statement, including all amendments, supplements, exhibits, and schedules thereto. Statements contained in this prospectus regarding the contents of any agreement, contract or other document are not necessarily complete. If an agreement, contract or other document has been filed as an exhibit to the registration statement, please refer to a copy of such agreement, contract or other document that has been filed. Each statement in this prospectus relating to an agreement, contract or other document that is filed as an exhibit to the registration statement is qualified in all respects by reference to the full text of such agreement, contract or other document filed as an exhibit to the registration statement.

You may access and read the registration statement, including the related exhibits and schedules thereto, this prospectus, and any document we file with the SEC at the SEC’s Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public without charge through the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), that are applicable to “foreign private issuers”, and under those requirements, we will file or furnish reports with the SEC. Those reports or other information may be accessed and read at the SEC’s Internet website described above. As a “foreign private issuer”, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchases and sales of our Common Shares. In addition, as a “foreign private issuer”, we are also not subject to the requirements of Regulation Fair Disclosure (also known as “Regulation FD”) promulgated under the Exchange Act. Furthermore, we will not be required under the Exchange Act to file annual or other reports and financial statements with the SEC as frequently or as promptly as U.S. companies that have securities registered under the Exchange Act. As such, we will file with the SEC, within four months after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish to the SEC certain other material information under cover of Form 6-K.

Our corporate website is www.brazilpotash.com. After the consummation of this offering, you may go to our website to access our periodic reports and other information that we file or furnish with the SEC as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or our registration statement of which this prospectus forms a part. We have included our website address in this prospectus solely as an inactive textual reference.

Brazil Potash Corp.

Condensed Consolidated Interim Statement of Financial Position

(Expressed in U.S. dollars)

(Unaudited)

As at:	June 30, 2022	December 31, 2021
ASSETS
Current
Cash and cash equivalents	$15,355,532	$15,144,419
Amounts receivable (Note 3)	679,836	2,616,544
Prepaid expenses	467,563	99,566

Total current assets	16,502,931	17,860,529

Non-current
Property and equipment (Note 4)	933,876	866,961
Exploration and evaluation assets (Note 5)	117,341,335	112,188,359

Total assets	$134,778,142	$130,915,849

LIABILITIES
Current
Trade payables and accrued liabilities (Notes 6, 11)	$939,894	$2,005,960

Total current liabilities	939,894	2,005,960

Non-current
Deferred income tax liability	1,777,696	1,617,383

Total liabilities	2,717,590	3,623,343
Equity
Share capital (Note 7)	231,831,887	227,154,731
Share-based payments reserve (Note 8)	49,577,107	43,023,258
Warrants reserve (Note 9)	604,000	604,000
Accumulated other comprehensive loss	(70,575,227)	(74,213,425)
Deficit	(79,377,215)	(69,276,058)

Total equity	132,060,552	127,292,506

Total liabilities and equity	$134,778,142	$130,915,849

Reporting entity and going concern (Note 1)
Commitments and contingencies (Note 12)
Subsequent events (Note 13)

See accompanying notes to the unaudited condensed consolidated interim financial statements.

Brazil Potash Corp.

Condensed Consolidated Interim Statement of Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

(Unaudited)

	Six months ended June 30, 2022	Six months ended June 30, 2021
Expenses
Consulting and management fees (Note 11)	$1,108,811	$1,026,459
Professional fees	872,588	106,162
General office expenses	92,052	69,310
Share-based compensation (Notes 8, 11)	5,675,805	312,608
Travel expenses	1,606,759	128,449
Communications and promotions	195,933	27,512
Foreign exchange loss	6,898	104,110

Operating Loss	9,558,846	1,774,610

Finance costs	—	211,426
Finance income	(51,750)	(653)

Loss for the period before income taxes	9,507,096	1,985,383
Deferred income tax provision	56,261	77,836

Loss for the period	$9,563,357	$2,063,219

Other comprehensive loss:
Items that subsequently may be reclassified into net income:
Foreign currency translation	(3,638,198)	(2,329,836)

Total comprehensive loss (income) for the period	$5,925,159	$(266,617)

Basic and diluted loss per share	$0.07	$0.02
Weighted average number of common shares outstanding—basic and diluted	139,080,565	130,156,349

See accompanying notes to the unaudited condensed consolidated interim financial statements.

Brazil Potash Corp.

Condensed Consolidated Interim Statement of Changes in Equity

(Expressed in U.S. dollars, except share amounts)

(Unaudited)

	Common Shares		Warrants	Share- based Payments Reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$	$	$
Balance, December 31, 2020	130,144,334	197,304,457	23,715,254	43,259,413	(70,082,409)	(89,245,146)	104,951,569
Deferred share units	—	—	—	574,552	—	—	574,552
Reg A Offering (Note 7)	104,415	417,660	—	—	—	—	417,660
Share issuance costs (Note 7)	—	(6,330)	—	—	—	—	(6,330)
Warrant expiry (Note 9)	—	—	(23,111,254)	—	—	23,111,254	—
Net (loss) and comprehensive (loss) for the period	—	—	—	—	2,329,836	(2,063,219)	266,617

Balance, June 30, 2021	130,248,749	197,715,787	604,000	43,833,965	(67,752,573)	(68,197,111)	106,204,068

Balance, December 31, 2021	138,392,554	227,154,731	604,000	43,023,258	(74,213,425)	(69,276,058)	127,292,506
Deferred share units (Note 8b)	—	—	—	4,695,543	—	—	4,695,543
Reg A Offering (Note 7)	1,302,331	5,209,324	—	—	—	—	5,209,324
Share issuance costs	—	(532,168)	—	—	—	—	(532,168)
Option extension (Note 8a)	—	—		657,800	—	(537,800)	120,000
Option grant (Note 8a)	—	—	—	1,200,506	—	—	1,200,506
Net (loss) and comprehensive (loss) for the period	—	—	—	—	3,638,198	(9,563,357)	(5,925,159)

Balance, June 30, 2022	139,694,885	231,831,887	604,000	49,577,107	(70,575,227)	(79,377,215)	132,060,552

See accompanying notes to the unaudited condensed consolidated interim financial statements.

Brazil Potash Corp.

Condensed Consolidated Interim Statement of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Six months ended June 30, 2022	Six months ended June 30, 2021
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year before taxes	(9,563,357)	(2,063,219)
Adjustment for:
Finance Income	(51,750)	(653)
Finance costs	—	211,426
Deferred income tax provision	56,261	77,836
Share-based compensation (Note 8)	5,675,805	312,608

	(3,883,041)	(1,462,002)
Change in amounts receivable	483,139	(125,746)
Change in prepaid expenses	27,412	25,978
Change in trade payables and accrued liabilities	(1,471,476)	1,191,538

Net cash used in operating activities	(4,843,966)	(370,232)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Reg A offering, net of share issuance costs (Note 7)	6,130,930	411,330
Loan proceeds	—	665,603

Net cash from financing activities	6,130,930	1,076,933

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(1,109,420)	(503,076)
Acquisition of property and equipment	(12,049)	—
Finance income	51,750	653

Net cash used in investing activities	(1,069,719)	(502,423)

Effect of exchange rate changes on cash and cash equivalents	(6,132)	(734)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	211,113	203,544
CASH AND CASH EQUIVALENTS, beginning of period	15,144,419	72,438

CASH AND CASH EQUIVALENTS, end of period	15,355,532	275,982

SUPPLEMENTAL INFORMATION:
Amortization of assets capitalized to exploration and evaluation assets	1,507	683

Share-based compensation included in exploration and evaluation assets	340,244	261,944

Receivable on Reg A offering	(1,453,774)	—

See accompanying notes to the unaudited condensed consolidated interim financial statements.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	June 30, 2022	December 31, 2021
Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (the “LP”) for its potash mining project in Brazil (the “Autazes Project”) from the Amazonas Environmental Protection Institute (“IPAAM”) in July 2015 based on submission of a full Environmental and Social Impact Assessment prepared by the Company and its consultant Golder Associates Inc. (“Golder”) in January 2015. Prior to receiving the LP, the Company and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (“FUNAI”). Despite this work, the Brazil Federal Public Ministry opened a civil investigation in December 2016 that questioned the validity of the Company’s LP based on a motion from a non-governmental organization that the Company’s consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169, as Brazil is a signatory to this international convention. As a result of the foregoing investigation, in March 2017, the Company agreed with the court overseeing such investigation, the Brazil Federal Public Ministry, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend its LP and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization 169 (the “March 2017 Suspension Agreement”).

The reinstatement of the Company’s LP is subject to the initiation of additional consultations with the indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, as per the March 2017 Suspension Agreement. There are two major steps that need to be followed in connection with these consultations. The first step is that the indigenous communities need to determine the means of, and who within their tribes will be involved in, the consultations. The first step has been completed. The second step is the actual consultation process, which initially started in November 2019 but was suspended due to the outbreak of COVID-19. In April 2022, following the lifting of COVID-19 related restrictions, the Company resumed its additional consultations with the Mura indigenous people. Such consultations are being conducted in accordance with International Labour Organization Convention 169 and are currently ongoing. The Company believes that it will complete the first of up to three rounds of such additional consultations with the indigenous communities involved in the first quarter of 2023.

Going Concern

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of a respiratory

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

1.	Reporting entity and going concern (continued)

Going Concern  (continued)

illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

The preparation of the condensed consolidated interim financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company’s projects.

The Company incurred a loss of $9,563,357 for six months ended June 30, 2022 ($2,063,219 for the six months ended June 30, 2021), and as at June 30, 2022 had an accumulated deficit of $79,377,215 (December 31, 2021—$69,276,058) and working capital of $15,563,037 (including cash of $15,355,532) (December 31, 2021 – working capital of $15,854,569 (including cash of $15,144,419)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and on April 1, 2021, May 5, 2021, and August 4, 2021, the Company entered into loan agreements to fund operating expenses, and during the six months ended June 30, 2022 and the year ended December 31, 2021 completed Tier 2 offerings pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (see Note 7).

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the condensed consolidated interim financial statements of the Company on the going concern basis.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance:

The condensed consolidated interim financial statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on September 28, 2022.

(b)	Significant accounting policies:

The unaudited condensed consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2021, except as noted below.

New accounting pronouncements

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The adoption of the amendments to IAS 16 on January 1, 2022 did not have a significant impact on the interim financial statements.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e., a full-cost approach. Such costs include both the incremental costs of the contract (i.e., costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g., contract management and supervision, or depreciation of equipment used in fulfilling the contract. The adoption of the amendments to IAS 37 on January 1, 2022 did not have a significant impact on the interim financial statements.

Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

2.	Basis of preparation (continued)

(b)	Significant accounting policies (continued):

be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 1 – In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 8 – In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after January 1, 2023.

3.	Amounts receivable

	June 30, 2022	December 31, 2021
HST	$575,070	$1,055,941
Other receivables	104,766	1,560,603

Total amounts receivable	$679,836	$2,616,544

4.	Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2022	$45,839	$68,582	$11,032	$856,829	$982,282
Additions	—	11,261	788	—	12,049
Effect of foreign exchange	2,998	4,142	661	56,032	63,833

At June 30, 2022	$48,837	$83,985	$12,481	$912,861	$1,058,164

Depreciation:
At January 1, 2022	$45,538	$60,727	$9,056	$—	$115,321
Effect of foreign exchange	2,978	3,932	550	—	7,460
Depreciation charge for the period	—	1,331	176	—	1,507

At June 30, 2022	$48,516	$65,990	$9,782	$—	$124,288

Net book value:
At June 30, 2022	$321	$17,995	$2,699	$912,861	$933,876
At January 1, 2022	$301	$7,855	$1,976	$856,829	$866,961

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

4.	Property and equipment (continued)

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2021	$49,225	$68,805	$11,805	$920,117	$1,049,952
Additions	—	4,664	—	—	4,664
Effect of foreign exchange	(3,386)	(4,887)	(773)	(63,288)	(72,334)

At December 31, 2021	$45,839	$68,582	$11,032	$856,829	$982,282

Depreciation:
At January 1, 2021	$48,901	$64,244	$9,233	$—	$122,378
Effect of foreign exchange	(3,363)	(4,449)	(611)	—	(8,423)
Depreciation charge for the year	—	932	434	—	1,366

At December 31, 2021	$45,538	$60,727	$9,056	$—	$115,321

Net book value:
At December 31, 2021	$301	$7,855	$1,976	$856,829	$866,961
At January 1, 2021	$324	$4,561	$2,572	$920,117	$927,574

5.	Exploration and evaluation assets

Expenditures:	Six months ended June 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$112,188,359	$114,893,005

Additions:
Mineral rights and land fees	—	17,362
Additions to exploration and evaluation assets	1,110,927	1,148,588
Share-based compensation (Note 8)	340,244	293,856
Effect of foreign exchange	3,701,805	(4,164,452)

Balance, end of period	$117,341,335	$112,188,359

6.	Trade payables and accrued liabilities

	June 30, 2022	December 31, 2021
Trade payables	$401,578	$1,022,440
Accruals	538,316	972,377
Current portion of land fee installments	—	11,143

Total trade payables and accrued liabilities	$939,894	$2,005,960

Included in trade payables and accruals are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 11).

During the year ended December 31, 2017, the Company entered into an installment program with the National Mining Agency (“ANM”) for the payment of its mineral rights and land fees. The installment program allows for

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

6.	Trade payables and accrued liabilities (continued)

the payment of outstanding land fees on a monthly basis over a period of five years. Each installment is charged interest at the rate posted by the Special Settlement and Custody System (“SELIC”) until the month prior to payment plus 1% in the month of payment. Any monthly installments not paid by the due date would incur additional fines of 0.33% per day up to a maximum of 20%. Failure to pay two consecutive monthly installments will result in the cancellation of the installment plan. As at June 30, 2022, the balance owing on the installment plan was $nil (December 31, 2021—$11,143 (R$62,177)), included in current portion of land fee installments in the table above, which approximated the present value of the expected payments.

7.	Share capital

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Issued

	Six months ended June 30, 2022		Year ended December 31, 2021
	Number of shares	Stated value ($)	Number of shares	Stated value ($)
Common shares:
Balance, beginning of period	138,392,554	227,154,731	130,144,334	197,304,457
Reg A offering, net of issue costs	1,302,331	4,677,156	8,248,220	29,850,274

Balance, end of period	139,694,885	231,831,887	138,392,554	227,154,731

On May 19, October 18, November 2, November 25 and December 20, 2021, the Company closed Tier 2 offerings pursuant to Regulation A (Regulation A+) (“Reg A Offering”) issuing 8,248,220 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $32,992,880. The Company paid share issue costs of $3,142,606 in connection with the offerings.

On January 28, 2022, February 2, 2022, March 24, 2022, April 8, 2022, May 11, 2022, and June 22, 2022, the Company closed a portion of the Reg A Offering issuing 1,302,331 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $5,209,324.

During the six months ended June 30, 2022, the Company paid share issue costs of $532,168 in connection with the offerings.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

8.	Share-based payments

The continuity of share-based payments reserve activity during the period was as follows:

	Six months ended June 30, 2022	Year ended December 31, 2021
Balance, beginning of the year	$43,023,258	$43,259,413
Vesting of options	1,320,506	—
Vesting of DSUs	4,695,543	651,045
Option extension	537,800	—
Expired options	—	(887,200)

Balance, end of the period	$49,577,107	$43,023,258

(a)	Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company’s issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

•	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;

•	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and

•

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Share option transactions continuity during the period were as follows (in number of options):

	Six months ended June 30, 2022		Year ended December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	7,545,500	$1.96	7,945,500	$2.02
Granted	1,250,000	$4.00	—	$—
Extended	200,000	$2.50	—	$—
Expired	—	—	(400,000)	$3.13

Balance, end of period	8,995,500	$2.26	7,545,500	$1.96

On January 20, 2022, the Company granted 1,250,000 options with exercise prices of $4.00 and an expiry date of January 20, 2027. The options vest in four equal instalments over two years starting on the date of

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

8.	Share-based payments (continued)

(a)	Option plan (continued):

grant. The fair value of the options of $1.734 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.68% and an expected life of 5.0 years. During the six months ended June 30, 2022, the Company recognized an expense of $1,200,506 was charged to the condensed consolidated interim statements of loss and comprehensive loss.

The Company extended the expiry dates of options held by a consultant of the company such that 200,000 options with exercise prices of $2.50 per share and expiring on November 25, 2021, would expire on July 22, 2025. The weighted average incremental fair value of the options of $0.60 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.46% and an expected life of 3.6 years. The total value of the option extension was $120,000 which was capitalized to exploration and evaluation assets.

At June 30, 2022, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
June 1, 2024	250,000	250,000	$3.75
July 20, 2025	4,590,500	4,590,500	$2.50
July 20, 2025	2,905,000	2,905,000	$1.00
January 20, 2027	1,250,000	312,500	$4.00

	8,995,500	8,058,000

(b)	Deferred share unit plan:

The Company has a deferred share unit (“DSU”) plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

DSU transactions continuity during the periods were as follows (in number of DSUs):

	Six months ended June 30, 2022	Year ended December 31, 2021
Balance, beginning of period	7,700,000	7,700,000
Granted	3,450,000	—

Balance, end of period	11,150,000	7,700,000

Of the 11,150,000 DSUs outstanding, 5,333,334 have vested.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

8.	Share-based payments (continued)

(b)	Deferred share unit plan (continued):

The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;

(ii)

As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 6,700,000 DSUs granted, 4,133,334 DSUs have vested, 500,000 were forfeited in the total amount of $833,332 and 2,066,666, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to December 2022 as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is amortized over the vesting period. During the three and six months ended June 30, 2022, the Company recognized an expense of $174,653 and $347,387, respectively related to this amortization (three and six months ended June 30, 2021 – $187,392 and $372,725, respectively) of which, an expense of $28,170 and $56,030, respectively (three and months ended June 30, 2021 – $30,224 and $60,117, respectively) was capitalized to exploration and evaluation assets, with the remaining expense of $146,483 and $291,357, respectively (three and six months ended June 30, 2021 – $157,168 and $312,608, respectively) charged to the condensed consolidated interim statements of loss and comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.

On July 25, 2017, the Company granted an additional 1,000,000 DSUs. The DSUs vested immediately. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On August 9, 2019, the Company granted 500,000 DSUs. 200,000 DSUs vested immediately, while 150,000 DSU’s will vest when the Company obtains its installation license for the Autazes project (estimated to be March 31, 2022), and the final 150,000 DSUs will vest upon the Company initiating project construction estimated to be in July 2022. During the year ended December 31, 2021, expected vesting dates of the DSUs were revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest December 31, 2022. During the three and six months ended June 30, 2022, the Company recognized an expense of $82,560 and $164,214, respectively (three and six months ended June 30, 2021 – $101,471 and $201,827, respectively) was capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On February 15, 2022, the Company granted 3,450,000 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. During the three and six months ended June 30, 2022, the Company recognized an expense of $2,820,286 and $4,183,942, respectively related to this amortization charged to the condensed consolidated interim statements of loss and comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

During the three and six months ended June 30, 2022, the total amount related to the vesting of DSUs was $3,077,501 and $4,695,543, respectively (three and six months ended June 30, 2021 – $288,863 and $574,552, respectively) of which $2,966,770 and $4,475,299, respectively (three and six months ended June 30, 2021 – $157,168 and $312,608, respectively) is included in the condensed consolidated interim

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

8.	Share-based payments (continued)

(b)	Deferred share unit plan (continued):

statements of loss and comprehensive loss and $110,731 and $220,244, respectively (three and six months ended June 30, 2021 – $131,696 and $261,944, respectively) was capitalized to exploration and evaluation assets.

9.	Warrants

At June 30, 2022, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry date
1,147,500	$1.00	*

*

On September 11, 2009, the Company issued 1,147,500 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange.

Warrant transactions during the periods were as follows:

	Six months ended June 30, 2022			Year ended December 31, 2021
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of period	1,147,500	$1.00	$604,000	23,343,500	$2.43	$23,715,254
Expired	—	—	—	(22,196,000)	2.50	(23,111,254)

Balance, end of period	1,147,500	$1.00	$604,000	1,147,500	$1.00	$604,000

On May 15, 2021, 22,196,000 warrants with exercise prices of $2.50 expired, unexercised.

10.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, amounts receivable, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

10.	Financial Risk Management Objectives and Policies (continued)

(a)	Credit risk (continued)

and cash equivalents are held with high credit quality financial institutions. Other amounts receivable consists of amounts collected on behalf of the Company by a service provider used in connection with its Reg A financing. Management believes that the credit risk concentration with respect to these financial instruments is remote.

(b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2022, the Company had a cash and cash equivalents balance of $15,355,532 to settle current liabilities of $939,894.

(c)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(d)	Interest rate risk

The Company has cash and cash equivalent balances as at June 30, 2022. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

(e)	Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the six months ended June 30, 2022:

	Average rate	Closing rate
CAD	0.7866	0.7760
BRL	0.1969	0.1909

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at June 30, 2022 would result in an increase or decrease in operating loss of $5,755 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the consolidated statements of loss and comprehensive loss of approximately $3,274,000.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

10.	Financial Risk Management Objectives and Policies (continued)

(f)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the six months ended June 30, 2022 or the year ended December 31, 2021.

11.	Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Six months ended June 30, 2022	Six months ended June 30, 2021
Directors & officers compensation	$794,998	$753,012
Share-based payments	942,550	360,701

	$1,737,548	$1,113,713

Included in the above amounts, is $289,998 (June 30, 2021—$289,998) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (a director of the Company) is the Executive Chairman and Mr. Matt Simpson (CEO of the Company) is the Chief Executive Officer.

During the six months ended June 30, 2022, the Company recorded an expense of $942,550 (June 30, 2021 – $360,701) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015 and 2022. As at June 30, 2022, 6,500,000 DSUs were granted to officers and directors of the Company of which 4,000,001 have vested, and 2,499,999 have not yet vested (See Note 8(b)).

(b)	Transactions with other related parties

As at June 30, 2022, trade payables and accrued liabilities included an amount of $177,536 (December 31, 2021 – $177,824) owing to directors and officers of the Company for consulting fees.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

12.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $8,002,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,509,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

13.	Subsequent events

Regulation A Offering

On August 2, 2022, the Company completed its offering of an aggregate of 10,118,706 common shares of the Company, at an offering price of $4.00 per share, pursuant to Tier 2 of Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”).

During the period from July 22, 2022 until the closing of the Regulation A Offering on August 2, 2022, the Company sold 568,155 common shares of the Company, at a purchase price of $4.00 per share, for gross proceeds of $2,272,620, pursuant to the Regulation A Offering.

On September 16, 2022, the Company granted 5,000,000 DSUs to directors, officers and consultants of the Company and cancelled 2,000,000 previously granted DSUs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors Shareholders of Brazil Potash Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Brazil Potash Corp. and its subsidiary (the “Company”) as of December 31, 2021, and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021, and the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred an accumulated deficit and recurring net losses which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The consolidated financial statements for the year ended December 31, 2020 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on September 9, 2022.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2021

Mississauga, Canada

May 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Brazil Potash Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Brazil Potash Corp. (the Company) as of December 31, 2020, the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses, has an accumulated deficit, had a working capital deficiency and overdue loans as of December 31, 2020, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We served as the Company’s independent auditor from 2010 to November 8, 2021, when our tenure as the Company’s independent auditor ended. However, we were re-engaged in 2022 to serve as the Company’s auditor for historical periods.

Toronto, Canada

September 9, 2022

Brazil Potash Corp.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

	December 31, 2021	December 31, 2020
As at:
ASSETS
Current
Cash and cash equivalents (Note 6)	$15,144,419	$72,438
Amounts receivable (Note 7)	2,616,544	518,670
Prepaid expenses (Note 8)	99,566	46,603

Total current assets	17,860,529	637,711

Non-current
Property and equipment (Note 9)	866,961	927,574
Exploration and evaluation assets (Note 10)	112,188,359	114,893,005

Total assets	$130,915,849	$116,458,290

LIABILITIES
Current
Trade payables and accrued liabilities (Note 11, 19)	$2,005,960	$8,081,091
Loans payable (Note 12)	—	1,773,661

Total current liabilities	2,005,960	9,854,752

Non-current
Long term portion of land fee installment payable (Note 11)	—	11,966
Deferred income tax liability (Note 5)	1,617,383	1,640,003

Total liabilities	$3,623,343	$11,506,721

Equity
Share capital (Note 13)	$227,154,731	$197,304,457
Share-based payments reserve (Note 14)	43,023,258	43,259,413
Warrants reserve (Note 15)	604,000	23,715,254
Accumulated other comprehensive loss	(74,213,425)	(70,082,409)
Deficit	(69,276,058)	(89,245,146)

Total equity	127,292,506	104,951,569

Total liabilities and equity	$130,915,849	$116,458,290

Reporting entity and going concern (Note 1)

Commitments and contingencies (Note 20)

Subsequent events (Note 21)

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Expenses
Consulting and management fees (Note 19)	$2,023,284	$2,088,825
Professional fees	644,117	388,201
Share-based compensation (Note 14, 19)	357,189	7,756,991
Travel expenses	231,821	42,414
General office expenses	148,715	139,091
Foreign exchange loss	68,243	111,761
Communications and promotions	62,528	377,150

Operating Loss	3,535,897	10,904,433
Finance costs (Note 12)	405,249	201,185
Finance income	(5,056)	(2,496)

Loss for the year before income taxes	3,936,090	11,103,122
Income taxes (Note 5)	93,276	131,661

Loss for the year after income taxes	$4,029,366	$11,234,783

Other comprehensive loss:
Items that subsequently may be reclassified into net income:
Foreign currency translation	$4,131,016	$16,880,716

Total comprehensive loss for the year	$8,160,382	$28,115,499

Basic and diluted loss per share	$0.03	$0.09
Weighted average number of common shares outstanding – basic and diluted (Note 16)	131,176,764	129,918,444

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars)

				Share- based payments	Accumulated Other Comprehensive	Accumulated	Shareholders’
	Common Shares		Warrants	reserve	Loss	Deficit	Equity
	#	$	$	$	$	$	$
Balance, December 31, 2019	129,294,334	194,116,957	23,715,254	38,342,655	(53,201,693)	(79,511,775)	123,461,398
Deferred share units	—	—	—	1,196,546	—	—	1,196,546
DSU exercise	850,000	3,187,500	—	(3,187,500)	—	—	—
Option extension (Note 14)	—	—	—	8,409,124	—	—	8,409,124
Option expiry (Note 14)	—	—	—	(1,501,412)	—	1,501,412	—
Net loss and comprehensive loss for the year	—	—	—	—	(16,880,716)	(11,234,783)	(28,115,499)

Balance, December 31, 2020	130,144,334	197,304,457	23,715,254	43,259,413	(70,082,409)	(89,245,146)	104,951,569

Balance, December 31, 2020	130,144,334	197,304,457	23,715,254	43,259,413	(70,082,409)	(89,245,146)	104,951,569
Deferred share units (Note 14)	—	—	—	651,045	—	—	651,045
Reg A Offering (Note 13)	8,248,220	32,992,880	—	—	—	—	32,992,880
Share issuance costs (Note 13)	—	(3,142,606)	—	—	—	—	(3,142,606)
Option expiry (Note 14)	—	—	—	(887,200)	—	887,200	—
Warrant Expiry (Note 15)	—	—	(23,111,254)	—	—	23,111,254	—
Net loss and comprehensive loss for the year	—	—	—	—	(4,131,016)	(4,029,366)	(8,160,382)

Balance, December 31, 2021	138,392,554	227,154,731	604,000	43,023,258	(74,213,425)	(69,276,058)	127,292,506

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Year ended	Year ended
	December 31, 2021	December 31, 2020
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year before taxes	(3,936,090)	(11,103,122)
Adjustment for:
Finance Income	(5,056)	(2,496)
Finance costs (Note 12)	405,249	201,185
Share-based compensation (Note 14)	357,189	7,756,991

	(3,178,708)	(3,147,442)
Change in amounts receivable	(539,404)	(178,480)
Change in prepaid expenses	(54,193)	(4,221)
Change in trade payables and accrued liabilities	(5,836,694)	2,623,362

Net cash used in operating activities	(9,608,999)	(706,781)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Reg A offering, net of share issue costs	28,291,734	—
Loan proceeds (Note 12)	814,603	628,000
Loan repayment (Note 12)	(3,228,687)	—

Net cash from financing activities	25,877,650	628,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(4,664)	—
Exploration and evaluation assets	(1,164,584)	(1,092,933)
Decrease in restricted cash	—	15,537
Finance income	5,056	2,496

Net cash used in investing activities	(1,164,192)	(1,074,900)

Effect of exchange rate changes on cash and cash equivalents	(32,478)	(133,891)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	15,071,981	(1,287,572)
CASH AND CASH EQUIVALENTS, beginning of year	72,438	1,360,010

CASH AND CASH EQUIVALENTS, end of year	15,144,419	72,438

SUPPLEMENTAL INFORMATION:
Amortization of assets capitalized to exploration and evaluation assets	1,366	5,647
Share-based compensation included in exploration and evaluation assets	293,856	1,848,697
Receivable on Reg A offering	1,558,540	—

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	December 31, 2021	December 31, 2020
Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (LP) for the Autazes potash project in Brazil from the Amazonas Environmental Protection Institute (IPAAM) in July 2015 based on submission of a full Environmental and Social Impact Assessment completed by the Company in January 2015. Prior to receiving the LP, the Company and its consultant Golder Associates Ltd. (“Golder”) conducted several rounds of indigenous consultations and despite this work, the Brazil Federal Public Ministry (MPF) opened a civil investigation on the Company’s LP based on a motion from a non-governmental organization. The MPF commenced legal proceedings questioning the validity of the Company’s LP. The result of the legal proceedings brought by the MPF is that the Company voluntarily agreed to temporarily suspend its LP and to conduct additional indigenous consultations with local communities in accordance with International Labour Organization (ILO 169) given Brazil is a signatory to this international convention.

There are two major steps that need to be followed in these consultations. The first is indigenous people need to determine the means and who within their tribes will be involved in consultations. This first step has been completed. The second is the actual consultation process which was scheduled to start in March 2020 but is currently on hold due to the outbreak of COVID-19. Following the first round of indigenous consultations a judge may authorize the Company’s indigenous impact study to be submitted for review and reinstate the LP.

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Going Concern

The preparation of the consolidated financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company’s projects.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting entity and going concern (continued)

Going Concern  (continued)

The Company incurred a loss of $4,029,366 for year ended December 31, 2021 ($11,234,783 for the year ended December 31, 2020) and as at December 31, 2021 had an accumulated deficit of $69,276,058 (December 31, 2020 – $89,245,146) and working capital of $15,854,569 as at December 31, 2021 (including cash of $15,144,419) (December 31, 2020 – working capital deficiency of $9,217,041 (including cash of $72,438)).

The Company also has $nil in loans payable with third and related parties as of December 31, 2021 (December 31, 2020 – $1,773,661) which are classified as short-term liabilities.

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and currently past due debt obligations. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and on June 15, 2020, July 2, 2020, October 22, 2020, April 1, 2021, May 5, 2021 and August 4, 2021, the Company entered into loan agreements to fund operating expenses (see Note 12) and during the year ended December 31, 2021 completed Tier 2 offerings pursuant to Regulation A (Regulation A+) under the Securities Act of 1933 (see Note 13).

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the consolidated financial statements of the Company on the going concern basis.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors on May 2, 2022.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, unless otherwise disclosed.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of preparation (continued)

(c)	Functional and presentation currency

Based on the economic substance of the underlying business transactions and circumstances relevant to the parent, the functional currency of the Company has been determined to be the U.S. dollar, with its subsidiary determining its own functional currency based on its own circumstances. The functional currency of Potássio do Brasil Ltda. has been determined to be the Brazilian Real. The Company’s presentation currency is the United States Dollar.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiary, Potássio do Brasil Ltda., in Brazil as at December 31, 2021.

The Company’s subsidiary is fully consolidated from the date of acquisition or incorporation, being the date on which the Company obtained control, and continues to be consolidated until the date that such control ceases. These consolidated financial statements comprise results for the years ended December 31, 2021 and 2020.

The financial statements of the subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

(b)	Foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange at the consolidated statements of financial position date. All differences are taken to profit or loss.

For presentation of Company’s consolidated financial statements, if the functional currency of the Company or its subsidiary is different than U.S. dollars as at the reporting date, the assets and liabilities are translated into U.S. dollars at the rate ruling at the statements of financial position date and the income and expenses are translated using the average exchange rate for the period. The foreign exchange differences arising are recorded in the cumulative translation account in other comprehensive income. On disposal of a foreign entity the deferred cumulative amount recognized in equity relating to the particular operation is recognized in the consolidated statements of loss and comprehensive loss.

(c)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)

(d)	Property and equipment

(i)	Recognition and measurement

Items of equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Depreciation

Depreciation calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

The estimated lives for the current period are as follows:

• Vehicle	5 years

• Office equipment	5 years

• Furniture and fixtures	10 years

The Company’s land is carried at cost.

When events or changes in the economic environment indicate a risk of impairment to property and equipment, an impairment test is performed to determine whether the carrying amount of the asset or group of assets under consideration exceeds its or their recoverable amount. Recoverable amount is defined as the higher of an asset’s fair value (less costs of disposal) and its value in use. Value in use is equal to the present value of future cash flows expected to be derived from the use and sale of the asset.

(e)	Exploration and evaluation assets

Costs incurred prior to obtaining the appropriate license are expensed in the period in which they are incurred.

Exploration and evaluation expenditures comprise costs of initial search for mineral deposits and performing a detailed assessment of deposits that have been identified as having economic potential. The cost of exploration properties and leases, which include the cost of acquiring prospective properties and exploration rights, including interest, and costs incurred in exploration and evaluation activities, are capitalized as assets as part of exploration and evaluation assets. Exploration and evaluation costs are capitalized as an asset until technical feasibility and commercial viability of extraction of reserves are demonstrable, then the capitalized exploration costs are reclassified to property, plant and equipment. Exploration and evaluation costs include an allocation of administration and salary costs as determined by management.

Depreciation on equipment used in exploration and evaluation is charged to exploration and evaluation assets.

Prior to reclassification to property and equipment, exploration and evaluation assets are assessed for impairment and any impairment loss recognized immediately in profit or loss.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)

(e)	Exploration and evaluation assets (continued)

Impairment of exploration and evaluation assets:

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. The Company reviews and tests for impairment on an ongoing basis and specifically if the following occurs:

(i)	the period for which the Company has a right to explore in the specific area has expired or is expected to expire;

(ii)	the exploration and evaluation have not led to the discovery of economic reserves;

(iii)	the development of the reserves is not economically or commercially viable; and

(iv)	the exploration is located in an area that has become politically unstable.

No amortization is charged during the exploration and evaluation phase.

(f)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. The Company’s financial assets include cash and cash equivalents, and amounts receivable, excluding HST receivable. The Company’s financial liabilities include trade payables and accrued liabilities, loans payable and the land fee installment payable.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below:

Financial assets at fair value through profit or loss (“FVPL”) – cash and cash equivalents are classified as financial assets at FVPL and are measured at fair value. Cash and cash equivalents comprise cash at banks and on hand with original maturity of three months or less and are readily convertible to specified amounts of cash.

Amortized cost – Amounts receivable, excluding HST receivable, are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income (“FVOCI”) – Financial assets designated as financial assets at fair value through other comprehensive income on initial recognition are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income. The Company does not have any financial assets measured at fair value through other comprehensive income.

Non-derivative financial liabilities – Trade payables and accrued liabilities, loans payable and the land fee installment payable are accounted for at amortized cost, using the effective interest rate method.

(g)	Provisions

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) as a result of a past event, and (ii) it is probable that an outflow of resources embodying economic benefits will be

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)

(g)	Provisions (continued)

required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(h)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiary and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Share-based payments

The Company records compensation cost associated with equity-settled share-based awards based on the fair value of the equity instrument at the date of grant. The fair value of stock options and warrants is determined using the Black-Scholes option pricing model. The fair value of DSUs is measured at the market value of the underlying shares, as estimated by management, on the date of grant. The compensation expense is recognized on a straight-line basis over the vesting period, if any, based on the estimate of equity instruments expected to vest. The estimate of options and DSUs expected to vest is revised at the end of each reporting period. When options or warrants are exercised, the proceeds received, together with any related amount in contributed surplus, is credited to share capital.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)

(j)	Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2022. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 1 – In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 8 – In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e., a full-cost approach. Such costs include both the incremental costs of the contract (i.e., costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g., contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

4.	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.	Use of estimates and judgments (continued)

liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from those estimates.

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below:

(i)	Impairment of exploration and evaluation expenditures:

The carrying values of capitalized amounts are reviewed when indicators of impairment are present. If it is determined that capitalized exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.

The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions. If a project does not prove viable, all unrecoverable costs associated with the project net of any related existing impairment provisions are written off.

(ii)	Contingencies:

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

(iii)	Fair value of stock-based compensation and warrants:

In determining the fair value of stock-based compensation and warrants, option pricing models are used that require management to make estimates and assumptions regarding the expected life and market price of its equity instruments, volatility, share price and risk-free interest rates.

(iv)	Going concern:

As is common with exploration companies, the Company’s ability to continue its on-going and planned exploration activities and continue operations as a going concern, is dependent upon the recoverability of costs incurred to date on mineral properties, the existence of economically recoverable reserves, and the ability to obtain necessary equity financing from time to time. The factors considered by management are disclosed in Note 1.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

5.	Income taxes

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2020 – 26.5%):

	December 31, 2021	December 31, 2020
Loss before income tax	$3,936,090	$11,103,122
Canadian Statutory Tax Rate	26.5%	26.5%

Expected tax recovery	$(1,043,064)	$(2,942,327)
Expenses not deductible	94,655	2,055,603
Foreign tax rate deferential	3,376	181
Change in tax benefit not recognized	1,038,309	1,018,204

Total	$93,276	$131,661

The components of tax expense included in the determination of the loss for the year are as follows:

	December 31, 2021	December 31, 2020
Current tax expense	$—	$—
Deferred tax expense	93,276	131,661

Total	$93,276	$131,661

The following table reflects the change in deferred income tax liability at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Balance, beginning of year	$1,640,003	$1,945,723
Deferred income tax expense	93,276	131,661
Foreign currency translation	(115,896)	(437,381)

Balance, end of year	$1,617,383	$1,640,003

The following table summarizes the components of deferred income tax:

	December 31, 2021	December 31, 2020
Exploration and evaluation assets	$2,312,310	$2,344,844
Loss carryforwards	(694,927)	(704,841)

Deferred tax liabilities, net	$1,617,383	$1,640,003

As at December 31, 2021, deferred tax assets for the carry forward of certain unused tax losses and unused tax credits have not been recognized as it is not probable that taxable income will be available against which the unused tax losses and credits can be utilized. Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

Canada	December 31, 2021	December 31, 2020
Non-capital losses	$59,682,000	$55,414,000
Deductible temporary differences	3,308,606	166,000

Brazil	December 31, 2021	December 31, 2020
Non-capital losses	$3,905,608	$3,851,123

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

5.	Income taxes (continued)

Brazilian tax losses carried forward can only be applied, in any year, in an amount up to 30% of taxable income for that year. Tax losses in Canada can be carried forward to reduce taxable income in future years. The losses are scheduled to expire as follows:

Year of Expiry	Amount
2041	$4,268,000
2040	3,355,000
2039	4,681,000
2038	3,843,000
2037	4,804,000
2036	6,207,000
2035	8,182,000
2034	8,041,000
2033	4,762,000
2032	2,950,000
2031	3,127,000
2030	2,891,000
2029	2,571,000

6.	Cash and cash equivalents

Cash and equivalents

	December 31, 2021	December 31, 2020
Cash at banks	$14,971,250	$68,120
Short-term deposits	173,169	4,318

	$15,144,419	$72,438

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are invested in certificate deposits at interbank rates with no fixed term of deposit.

7.	Amounts receivable

Amounts receivable

	December 31, 2021	December 31, 2020
HST/GST receivable	$1,055,941	$518,670
Other receivables	1,560,603	—

	$2,616,544	$518,670

Other receivables consist of amounts receivable on the Company’s Reg A financings (see Note 13), all of which was collected subsequent to year end. No allowance is required to be taken.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

8.	Prepaid expenses

Prepaid expenses

	December 31, 2021	December 31, 2020
Prepaid insurance	$56,373	$34,917
Refundable deposits	—	11,686
Other	43,193	—

	$99,566	$46,603

9.	Property and equipment

	Vehicles	Office Equipment	Furniture and Fixtures	Land	Total
Cost:
At January 1, 2021	$49,225	$68,805	$11,805	$920,117	$1,049,952
Additions	—	4,664	—	—	4,664
Effect of foreign exchange	(3,386)	(4,887)	(773)	(63,288)	(72,334)

At December 31, 2021	$45,839	$68,582	$11,032	$856,829	$982,282

Depreciation:
At January 1, 2021	$48,901	$64,244	$9,233	$—	$122,378
Effect of foreign exchange	(3,363)	(4,449)	(611)	—	(8,423)
Depreciation charge for the year	—	932	434	—	1,366

At December 31, 2021	$45,538	$60,727	$9,056	$—	$115,321

Net book value:
At December 31, 2021	$301	$7,855	$1,976	$856,829	$866,961
At January 1, 2021	$324	$4,561	$2,572	$920,117	$927,574

	Vehicles	Office Equipment	Furniture and Fixtures	Land	Total
Cost:
At January 1, 2020	$63,458	$88,699	$15,056	$1,186,150	$1,353,363
Effect of foreign exchange	(14,233)	(19,894)	(3,251)	(266,033)	(303,411)

At December 31, 2020	$49,225	$68,805	$11,805	$920,117	$1,049,952

Depreciation:
At January 1, 2020	$60,867	$78,633	$10,875	$—	$150,375
Effect of foreign exchange	(13,663)	(17,662)	(2,319)	—	(33,644)
Depreciation charge for the year	1,697	3,273	677	—	5,647

At December 31, 2020	$48,901	$64,244	$9,233	$—	$122,378

Net book value:
At December 31, 2020	$324	$4,561	$2,572	$920,117	$927,574
At January 1, 2020	$2,591	$10,066	$4,181	$1,186,150	$1,202,988

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

10.	Exploration and evaluation assets

	Year ended December 31, 2021	Year ended December 31, 2020
Expenditures:
Balance, beginning of year	$114,893,005	$128,996,822

Additions:
Mineral rights and land fees	17,362	9,882
Additions to exploration and evaluation assets	1,148,588	1,088,698
Share-based compensation (Note 14)	293,856	1,848,679
Effect of foreign exchange	(4,164,452)	(17,051,076)

Balance, end of year	$112,188,359	$114,893,005

11.	Trade payables and accrued liabilities

	December 31, 2021	December 31, 2020
Trade payables	$1,022,440	$5,917,912
Accruals	972,377	2,019,585
Current portion of land fee installments	11,143	143,594

Current	$2,005,960	$8,081,091

Long-term portion of land fee installments	$—	$11,966

Included in trade payables and accruals are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 19).

During the year ended December 31, 2017, the Company entered into an installment program with the National Mining Agency (“ANM”) for the payment of its mineral rights and land fees. The installment program allows for the payment of outstanding land fees on a monthly basis over a period of five years. Each installment is charged interest at the rate posted by the Special Settlement and Custody System (“SELIC”) until the month prior to payment plus 1% in the month of payment. Any monthly installments not paid by the due date will incur additional fines of 0.33% per day up to a maximum of 20%. Failure to pay two consecutive monthly installments will result in the cancellation of the instalment plan. As at December 31, 2021, the balance owing on the installment plan was $11,143 (R$62,177), included in current portion of land fee installments in the table above, which approximates the present value of the expected payments.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Loans payable

	Sentient	2227929 Ontario Inc.	Aberdeen	Sulliden	Greenway	Newdene	Total
Balance, December 31, 2019	$1,000,000	$—	$—	$—	$—	$—	$1,000,000

Draw downs		110,000	448,000	70,000	—	—	628,000
Interest and financing fees	125,410	5,622	13,012	1,617	—	—	145,661

Balance, December 31, 2020	$1,125,410	$115,622	$461,012	$71,617	$—	$—	$1,773,661

Draw downs	—	160,000	381,000	—	138,603	135,000	814,603
Interest and financing fees	256,467	29,363	74,036	8,053	12,771	9,232	389,922
Extension fee transferred from accounts payable(1)	250,000	—	—	—	—	—	250,000
Payments	(1,631,877)	(304,985)	(916,048)	(79,670)	(151,875)	(144,232)	(3,228,687)
Effect of foreign exchange	—	—	—	—	501	—	501

Balance, December 31, 2021	$—	$—	$—	$—	$—	$—	$—

(1)	The extension fees were accrued during the years ended December 31, 2020 and 2019 and transferred from accounts payable and accrued liabilities to the loan balance on September 30, 2021. See below.

On October 29, 2019, Brazil Potash entered into a loan agreement with Sentient Global Resource Fund IV LP (“Sentient”). Pursuant to the terms of the loan agreement (the “Loan”), Sentient agreed to lend the Company $1,000,000 at an interest rate of 30% per annum and an initial repayment date of April 29, 2020. The Company also accrued a setup fee of $200,000 to accounts payable and accrued liabilities, in connection with the loan. On April 29, 2020, the Company accrued an extension fee of $50,000 to accounts payable and accrued liabilities, to extend the due date on the loan to July 31, 2020. The Company began accruing interest on the loan on August 1, 2020. On September 30, 2021, the Company entered into an amended and restated loan agreement with Sentient (the “Amended Loan”). Under the terms of the Amended Loan, the principal and accrued interest due and payable under the original loan along with the extension fees of $250,000, previously included in accounts payable and accrued liabilities, totaling $1,599,794, was capitalized to the loan balance at September 30, 2021. The Amended Loan accrued interest at a rate of 12%. The principal and accrued interest was due and payable no later than June 30, 2022. The Amended Loan included restrictive covenants which restricted the Company from incurring any other indebtedness with a maturity earlier than June 30, 2022 or making any payments of interest, fees or principal under any loan agreements entered into on or after September 30, 2021 until the Amended Loan is paid in full. On November 30, 2021, the Company repaid the balance of the loan, including interest accrued. A director of the Company is a principal at Sentient.

On June 15, 2020, the Company entered into a loan agreement with 2227929 Ontario Inc. (“2227929”). Pursuant to the terms of the loan agreement, 2227929 agreed to lend the Company $40,000 at an interest rate of 12% per annum. On December 17, 2020 and during the year ended December 31, 2021, the Company drew down additional amounts of $70,000 and $160,000, respectively, on the loan. Interest and principal were due and payable three months from the date of the agreement. On September 15, 2020, the loan was further extended three months under the same terms. On December 15, 2020, the loan was extended to July 31, 2021 and on September 30, 2021 the loan was further extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan including interest accrued.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Loans payable (continued)

On July 2, 2020, the Company entered into a loan agreement with Aberdeen International Inc. (“Aberdeen”). Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $100,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before January 2, 2021. During the year ended December 31, 2020, Aberdeen advanced an additional $348,000 to the Company under the same terms. On January 15, 2021, the Company drew down an additional $32,000. On February 9, 2021, the loans were extended to July 31, 2021. On September 30, 2021, the loan was further extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued. Stan Bharti (a director of the Company) is a director and officer of Aberdeen and Ryan Ptolemy (an officer of the Company), is an officer of Aberdeen.

On April 1, 2021 and August 4, 2021, the Company entered into additional loan agreements with Aberdeen with a maturity date of December 31, 2021. Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $200,000 and $149,000 at an interest rate of 12% per annum. On September 30, 2021, the loans were extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued.

On October 22, 2020, the Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden”). Pursuant to the terms of the loan agreement, Sulliden agreed to lend the Company $70,000 at an interest rate of 12% per annum. Interest and principal were due and payable on or before December 21, 2020. On February 10, 2021, Sulliden agreed to extend the maturity date of the loan to July 31, 2021. On July 31, 2021, the maturity date of the loan was extended to December 31, 2021 and on September 30, 2021 the loan was further extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued. Stan Bharti (a director of the Company) is a director and officer of Sulliden and Ryan Ptolemy (an officer of the Company), is an officer of Sulliden.

On February 26, 2021, the Company entered into a loan agreement with Greenway Investments International Ltd. (“Greenway”). Pursuant to the terms of the loan agreement, Greenway agreed to lend the Company CAD$175,000 ($138,603), at an interest rate of 12% per annum. Interest and principal are due and payable on or before September 1, 2021. On September 30, 2021, the loan was extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued.

On May 5, 2021, the Company entered into a loan agreement with Newdene Gold Inc. (“Newdene”). Pursuant to the terms of the loan agreement, Newdene agreed to lend the Company $135,000, at an interest rate of 12% per annum. Interest and principal are due and payable on or before December 31, 2021. On September 30, 2021, the loan was extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued.

13.	Share capital

(a)	Authorized

Unlimited number of common shares without par value.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

13.	Share capital (continued)

(b)	Issued

	Year ended		Year ended
	December 31, 2021		December 31, 2020
	Number of	Stated	Number of	Stated
	shares	value ($)	shares	value ($)
Common shares
Balance, beginning of year	130,144,334	197,304,457	129,294,334	194,116,957
Reg A offering, net of issue costs	8,248,220	29,850,274	—	—
DSU exercise	—	—	850,000	3,187,500

Balance, end of year	138,392,554	227,154,731	130,144,334	197,304,457

On April 7, 2020, 850,000 DSUs were exercised with a weighted average grant date fair value of $3.75 and a total fair value of $3,187,500. See Note 14.

On May 19, October 18, November 2, November 25 and December 20, 2021, the Company closed Tier 2 offerings pursuant to Regulation A (Regulation A+) (“Reg A Offering”) issuing 8,248,220 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $32,992,880. The Company paid share issue costs of $3,142,606 in connection with the offerings.

14.	Share-based payments

The continuity of share-based payments reserve activity during the year was as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Balance, beginning of the year	$43,259,413	$38,342,655
Option extension	—	8,409,124
Expired options	(887,200)	(1,501,412)
Vesting of DSUs	651,045	1,196,546
DSUs exercised	—	(3,187,500)

Balance, end of the year	$43,023,258	$43,259,413

(a)	Option plan

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company’s issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

—	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Share-based payments (continued)

(a)	Option plan (continued)

—	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and

—

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Share option transactions continuity during the year were as follows (in number of options):

	Year ended December 31, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	7,945,500	$2.02	8,690,500	$2.02
Expired	(400,000)	3.13	(745,000)	2.36

Balance, end of year	7,545,500	$1.96	7,945,500	$2.02

There were no options granted during the years ended December 31, 2021 or 2020.

On July 20, 2020, the Company extended the expiry dates of options held by current directors, officers, employees and consultants such that 2,905,000 options with exercise prices of $1.00 per share and expiring on September 23, 2020, 1,148,000 options with exercise prices of $2.50 and expiring on July 22, 2020 and 3,242,500 options with exercise prices of $2.50 per share and expiring September 23, 2020 would expire on July 22, 2025. The weighted average incremental fair value of the options of $1.15 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $3.75, expected dividend yield of 0%, expected volatility between 51.6% and 147.2% based on the historic volatility of comparable companies, risk-free interest rate of 0.34% and an expected life of five years. The total value of the option extension was $8,409,124 of which $1,565,190 was capitalized to exploration and evaluation assets with the remaining amount of $6,843,934 charged to the consolidated statements of loss and comprehensive loss.

On July 22, 2020, 200,000 options with exercise prices of $2.50 expired, unexercised. On September 23, 2020, 475,000 options with exercise prices of $2.50 and 70,000 options with exercise prices of $1.00 expired, unexercised.

On November 19, 2021, 200,000 options with exercise prices of $3.75 expired, unexercised. On November 25, 2021, 200,000 options with exercise prices of $2.50 expired, unexercised.

At December 31, 2021, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
June 1, 2024	250,000	250,000	$3.75
July 20, 2025	4,390,500	4,390,500	$2.50
July 20, 2025	2,905,000	2,905,000	$1.00

	7,545,500	7,545,500

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”)

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

DSU transactions continuity during the years were as follows (in number of DSUs):

	Year ended December 31, 2021	Year ended December 31, 2020
Balance, beginning of year	7,700,000	8,550,000
Exercised	—	(850,000)
Balance, end of year	7,700,000	7,700,000

Of the 7,700,000 DSUs outstanding, 5,333,334 have vested.

The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;

(ii)

As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study, and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 6,700,000 DSUs granted, 4,133,334 DSUs have vested, 500,000 were forfeited in the total amount of $833,332 and 2,066,666, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to December 2022 as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is amortized over the vesting period. During the year ended December 31, 2021, the Company recognized an expense of $425,879 related to this amortization (year ended December 31, 2020 – $496,637) of which, an expense of $68,690 (December 31, 2020 – $80,103) was capitalized to exploration and evaluation assets, with the remaining expense of $357,189 (year ended December 31, 2020 – $416,534) charged to the consolidated statements of loss and comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.

On July 25, 2017, the Company granted an additional 1,000,000 DSUs. The DSUs vested immediately. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On June 1, 2019, the Company granted 400,000 DSUs. 100,000 DSUs vested on July 1, 2019, 100,000 vested on October 1, 2019, 100,000 vested on January 1, 2020 and 100,000 DSUs vested on April 1, 2020. The estimated fair value of the DSUs on the date of grant was amortized over the vesting periods. During the year ended December 31, 2021, the Company recognized an expense of $nil (year ended December 31, 2020 – $114,867) related to this amortization charged to the consolidated statements of loss and comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 400,000 common shares of the Company.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued)

On August 9, 2019, the Company granted 500,000 DSUs. 200,000 DSUs vested immediately, while 150,000 DSUs will vest when the Company obtains its installation license for the Autazes project estimated to be March 31, 2022 and the final 150,000 DSUs will vest upon the Company initiating project construction estimated to be in July 2022. During the year ended December 31, 2021, expected vesting dates of the DSUs were revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest December 31, 2022. During the year ended December 31, 2021, the Company recognized an expense of $225,166 (year ended December 31, 2020 – $203,386) was capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On October 21, 2019, the Company granted 450,000 DSUs. 100,000 DSUs vested on December 1, 2019, 100,000 vested on January 1, 2020, 100,000 vested on February 1, 2020 and 150,000 vested on March 1, 2020. During the year ended December 31, 2021, the Company recognized an expense of $nil (year ended December 31, 2020 – $381,656) related to this amortization charged to the consolidated statements of loss and comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 450,000 common shares of the Company.

During the year ended December 31, 2021, the total amount related to the vesting of DSUs was $651,045 (year ended December 31, 2020 – $1,196,546) of which $357,189 (December 31, 2020 – $913,057) is included in the consolidated statements of loss and comprehensive loss and $293,856 (December 31, 2020 –$283,489) was capitalized to exploration and evaluation assets.

15.	Warrants

At December 31, 2021, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
1,147,500	$1.00		*

*

On September 11, 2009, the Company issued 1,147,500 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange.

Warrant transactions during the year were as follows:

	Year ended			Year ended
	December 31, 2021			December 31, 2020
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of year	23,343,500	$2.43	$23,715,254	23,343,500	$2.43	$23,715,254
Expired	(22,196,000)	2.50	(23,111,254)	—	—	—

Balance, end of year	1,147,500	$1.00	$604,000	23,343,500	$2.43	$23,715,254

On May 15, 2021, 22,196,000 warrants with an exercise price of $2.50 expired, unexercised.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

16.	Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the years ended December 31, 2021 and 2020:

Loss per share

	Year ended December 31, 2021	Year ended December 31, 2020
Loss for the year attributable to common shareholders	$4,029,366	$11,234,783

Weighted average number of common shares	131,176,764	129,918,444

Basic and diluted loss per common share	$0.03	$0.09

The basic and diluted loss per share excludes options exercisable for 7,545,500 common shares of the Company at a weighted average exercise price of $1.96, warrants exercisable for 1,147,500 common shares of the Company at a weighted average exercise price of $1.00 and 5,333,334 vested DSUs as these are anti-dilutive.

17.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, amounts receivable, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Other amounts receivable consists of amounts collected on behalf of the Company by a service provider used in connection with its Reg A financing. Management believes that the credit risk concentration with respect to these financial instruments is remote.

(b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2021, the Company had a cash and cash equivalents balance of $15,144,419 to settle current liabilities of $2,005,960.

(c)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Financial Risk Management Objectives and Policies (continued)

(d)	Interest rate risk

The Company has cash and cash equivalent balances as at December 31, 2021. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions. During the year ended December 31, 2021, the Company had loans outstanding at fixed rates (see Note 12).

(e)	Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the year ended December 31, 2021:

	Average rate	Closing rate
CAD	0.7980	0.7888
BRL	0.1854	0.1792

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at December 31, 2021 would result in an increase or decrease in operating loss of $2,901 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the consolidated statements of loss and comprehensive loss of approximately $3,232,000.

(f)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, loans payable, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the years ended December 31, 2021 or 2020.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Financial Instruments

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position, are as follows:

	Financial instrument classification	Carrying amount	Fair value
As at December 31, 2021
Financial assets:
Cash and cash equivalents	FVPL	$15,144,419	$15,144,419
Amounts receivable	Amortized cost	2,616,544	2,616,544
Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	2,005,960	2,005,960

As at December 31, 2020
Financial assets:
Cash and cash equivalents	FVPL	$72,438	$72,438
Amounts receivable	Amortized cost	518,670	518,670
Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	8,081,091	8,081,091
Long term portion of land fee installment payable	Amortized cost	11,996	11,996
Loans payable	Amortized cost	1,773,661	1,773,661

The fair value of short-term financial instruments approximates their carrying value due to the relatively short period of time to maturity. These include cash and cash equivalents, restricted cash, amounts receivable, trade payables and accrued liabilities and loans.

19.	Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Year ended December 31, 2021	Year ended December 31, 2020
Directors & officers compensation	$1,674,175	$1,499,374
Share-based payments	412,141	6,538,373

	$2,086,316	$8,037,747

Included in the above amounts is $579,996 (December 31, 2020 – $579,996) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (a director of the Company) is the Executive Chairman and Mr. Matt Simpson (CEO of the Company) is the Chief Executive Officer.

During the year ended December 31, 2021, the Company recorded an expense of $412,141 (December 31, 2020 – $480,616) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015. As at December 31, 2021, 6,500,000 DSUs were granted to officers and directors of the Company of which 4,000,001 have vested, 500,000 were cancelled and 1,999,999 have not yet vested (See Note 14(b)).

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

19.	Related Party Disclosures (continued)

(a)	Key management personnel compensation (continued)

During the year ended December 31, 2021, the Company did not extend or grant any options to directors and officers. During the year ended December 31, 2020, the Company extended the expiry dates of certain options held by directors and officers of the Company such that 2,360,000 options with exercise prices of $1.00 per share and expiring on September 23, 2020, 533,000 options with exercise prices of $2.50 expiring on July 22, 2020 and 2,575,000 options with exercise prices of $2.50 per share and expiring September 23, 2020 would expire on July 22, 2025. The Company recorded an expense of $6,057,757 related to the extension of expiry dates on options held by directors and officers (See Note 14(a)).

(b)	Transactions with other related parties

As at December 31, 2021, trade payables and accrued liabilities included an amount of $177,824 (December 31, 2020 – $4,535,443) owing to directors and officers of the Company for consulting fees and $22,265 owing to directors and officers for other amounts payable.

See Note 12 for the terms of related party loans.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

20.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $7,463,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,329,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

21.	Subsequent events

Reg A Offering

The Company is offering up to 12,500,000 (the “Maximum Offering”) shares of the Company to be sold in the offering. The shares are being offered at a purchase price of $4.00 per share. The Company is selling the shares through a Tier 2 offering pursuant to Regulation A (Regulation A+) (“Reg A Offering”) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed.

On January 28, 2022, the Company closed a portion of the Reg A Offering issuing 287,832 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $1,151,328.

On February 3, 2022, the Company closed a portion of the Reg A Offering issuing 311,829 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $1,247,316.

On March 24, 2022, the Company closed a portion of the Reg A Offering issuing 101,870 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $407,480.

On April 8, 2022, the Company closed a portion of the Reg A Offering issuing 149,074 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $596,296.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

21.	Subsequent events (continued)

Reg A Offering  (continued)

The Company paid share issue costs of approximately $448,787 in connection with the closings.

Grants of DSUs

On February 15, 2022, the Company granted 3,450,000 DSUs to officers, directors and consultants of the Company. The DSUs vest in six tranches every six months over 3 years.

ANNEX – GLOSSARY OF TECHNICAL TERMS

The following are abbreviations and definitions of certain terms used in this prospectus, which are commonly used in the potash mining industry:

Defined Terms

In this prospectus, we use the following defined terms, which refer to concepts commonly used in the potash mining industry:

Defined Term	Meaning
“MOP”	Muriate of Potash

“NI 43-101”	National Instrument 43-101—Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators

“ROM”	Run-of-mine

“Scope 1 GHG Emissions”	Direct greenhouse gas (GHG) emissions that occur from sources that are controlled or owned by an organization (e.g., emissions associated with fuel combustion in boilers, furnaces, vehicles)

“Scope 2 GHG Emissions”	Indirect greenhouse gas (GHG) emissions associated with an organization’s purchase of electricity, steam, heat, or cooling. Although Scope 2 GHG Emissions physically occur at the facility where they are generated, they are accounted for in the organization’s GHG inventory because they are a result of the organization’s energy use.

“Scope 3 GHG Emissions”

Greenhouse gas (GHG) emissions that are the result of activities from assets not owned or controlled by the organization, but that the organization indirectly impacts in its value chain. Scope 3 GHG Emissions include all sources of GHG emissions not within the organization’s Scope 1 GHG Emissions and Scope 2 GHG Emissions. Scope 3 GHG Emission sources include emissions both upstream and downstream of the organization’s activities.

Scope 3 GHG Emissions, also referred to as value chain GHG emissions, often represent the majority of an organization’s total GHG emissions.

“SEC Mining Modernization Rules”	Subpart 1300 of Regulation S-K—Disclosure by Registrants Engaged in Mining Operations under the Securities Act of 1933, as amended

“Technical Report”	The Technical Report, Update of the Autazes Potash Project—Pre-Feasibility Study (dated October 14, 2022), prepared by ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH in accordance with the requirements of the SEC Mining Modernization Rules

Definitions under the SEC Mining Modernization Rules

In this prospectus, we use the following defined terms from the SEC Mining Modernization Rules:

“Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable Modifying Factors together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable (which term, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions). The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A Feasibility Study is more comprehensive, and with a higher degree of accuracy, than a Pre-Feasibility Study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a Feasibility Study is higher than the confidence level in the results of a Pre-Feasibility Study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a Feasibility Study.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the Modifying Factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.

“Initial Assessment” means a preliminary technical and economic study of the economic potential of all or parts of the mineralization to support the disclosure of Mineral Resources. An Initial Assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An Initial Assessment is required for disclosure of Mineral Resources, but cannot be used as the basis for disclosure of Mineral Reserves.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply Modifying Factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Probable Mineral Reserve or to a Proven Mineral Reserve.

“Mineral Reserve” means an estimate of tonnage and grade or quality of Indicated Mineral Resources and Measured Mineral Resources that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of an Indicated Mineral Resource or Measured Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

“Mineral Resource” means a concentration or occurrence of a material economic interest in or on the Earth’s crust, in such form, grade or quality, and quantity, that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

“Modifying Factors” mean the factors that a Qualified Person must apply to Indicated Mineral Resources and Measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A Qualified Person must apply and evaluate Modifying Factors to convert Indicated Mineral Resources or Measured Mineral Resources to Probable Mineral Reserves or Proven Mineral Reserves. Modifying Factors include, but are not restricted to: mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, compliance, plans, negotiations, or agreements with local individuals or groups, and governmental factors. The number, type and specific characteristics of the Modifying Factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

“Pre-Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing. A Pre-Feasibility Study includes a financial analysis based on reasonable assumptions (which are based on appropriate testing) about the Modifying Factors, and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated Mineral Resources or Measured Mineral Resources may be converted to Probable Mineral Reserves or Proven Mineral Reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A Pre-Feasibility Study is less comprehensive and results in a lower confidence level than a Feasibility Study. A Pre-Feasibility Study is more comprehensive and results in a higher confidence level than an Initial Assessment.

“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource, and, in some cases, a Measured Mineral Resource.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Resource can only result from conversion of a Measured Mineral Resource.

“Qualified Person” is an individual who is: (1) a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must: (i) be either: (a) an organization recognized within the mining industry as a reputable professional association, or (b) a board authorized by U.S. federal or state or foreign statute to regulate professionals in the mining, geoscience or related field; (ii) admit eligible members primarily on the basis of their academic qualifications and experience; (iii) establish and require compliance with professional standards of competence and ethics; (iv) require or encourage continuing professional development; (v) have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and (vi) provide a public list of members in good standing.

BRAZIL POTASH CORP.

                 Common Shares

PROSPECTUS

Cantor

                    , 2022

Until and including                 , 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

We are incorporated under the laws of the Province of Ontario, Canada, and are governed by the Business Corporations Act (Ontario) (the “OBCA”). In accordance with the OBCA and pursuant to our bylaws (our “Bylaws”), subject to certain conditions, we shall, subject to the limitations contained in the OBCA, indemnify our directors and officers, any former director or officer, or any other individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of such association with our Company or other entity, if such individual:

•

acted honestly and in good faith with a view to our best interests, or, as the case may be, the best interests of the other entity for which such individual acted as a director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administration action or proceeding enforced by a monetary penalty, had reasonable grounds to believe the conduct was lawful.

Pursuant to our Bylaws, we shall also indemnify such individual in other circumstances as the OBCA permits or requires.

Additionally, we may purchase and maintain insurance for the benefit of any indemnified individual against such liabilities, in such amounts as our board of directors may from time to time determine and as permitted by the OBCA. We currently carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

Furthermore, we have entered into an indemnification agreement with each of our current directors and officers, and intend to enter into an indemnification agreement with each of our future directors and officers, whereby we have agreed or will agree to indemnify such directors and officers against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions. Additionally, upon the completion of this offering and the appointment by our board of directors of the two director nominees described under the section entitled “Management—Our Executives and Directors—Directors” in the prospectus, we will enter into an indemnification agreement with each of our director nominees, whereby we will agree to indemnify such director nominees against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of our Company and our directors and officers for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), but only to the extent that such liabilities are caused by information relating to the underwriters that was furnished by the underwriters to us in writing expressly for use in the prospectus forming a part of this registration statement and in certain other disclosure documents.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing or otherwise, we have been informed that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a director, officer or controlling person asserts a claim for indemnification in connection with the successful defense of any action, suit or proceeding resulting from this offering, we will, unless otherwise advised by counsel, submit to a court of competent jurisdiction the question of whether such indemnification is against public policy. We will be governed by the final adjudication of such issue.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding all securities issued by us without registration under the Securities Act during the past three years.

Private Placements

On July 2, 2019, we completed a private placement pursuant to which we sold and issued 400,000 common shares, no par value per share, of our Company (“Common Shares”) to an accredited investor at a price of $3.75 per share (the “July 2019 private placement”). We received net proceeds of approximately $1,500,000 from the July 2019 private placement, and used such net proceeds to fund certain of our pre-operation administrative costs. The July 2019 private placement did not involve any brokers, sales agents, underwriters, underwriting discounts or commissions, or public offering, and the sales of our Common Shares in the July 2019 private placement were made without any general solicitation or advertising. We believe that the issuances of our Common Shares in the July 2019 private placement were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

On November 29, 2019, we completed a private placement pursuant to which we sold and issued 200,000 Common Shares to an accredited investor at a price of $3.75 per share (the “November 2019 private placement”). We received net proceeds of approximately $750,000 from the November 2019 private placement, and used such net proceeds to fund certain of our pre-operation administrative costs. The November 2019 private placement did not involve any brokers, sales agents, underwriters, underwriting discounts or commissions, or public offering, and the sales of our Common Shares in the November 2019 private placement were made without any general solicitation or advertising. We believe that the issuances of our Common Shares in the November 2019 private placement were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

Regulation A Offering

Pursuant to an offering under Tier 2 of Regulation A promulgated under the Securities Act (our “Regulation A Offering”), we completed an offering of 10,118,706 Common Shares. Our Regulation A Offering was made pursuant to our Form 1-A Offering Statement, which was initially filed by us with the SEC on May 5, 2020 and qualified by the SEC on June 26, 2020, and our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021. The Common Shares were offered in our Regulation A Offering at a purchase price of $4.00 per Common Share.

In connection with our Regulation A Offering, we engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services. Pursuant to the Amended Broker-Dealer Agreement between our Company and Dalmore, we agreed to pay Dalmore a one-time setup fee of $5,000, a one-time consulting fee of $50,000, as well as a 1% commission on the aggregate amount raised by us from the sale of our Common Shares in our Regulation A Offering.

Our Regulation A Offering closed on August 2, 2022, with an aggregate of 10,118,706 Common Shares sold and approximately $40.5 million in gross proceeds raised. We used the net proceeds from our Regulation A Offering to fund our pre-operation administrative costs, including for conducting additional consultations with indigenous communities in accordance with International Labour Organization Convention 169, complying with our Preliminary Environmental License, conducting engineering for other applications and permits, conducting essential testwork prior to starting the engineering, procurement and construction management phase, maintaining our mineral rights, updating and optimizing the Technical Report, and executive compensation.

Stock Options

We have a Stock Option Plan, adopted in 2009 (our “Stock Option Plan”), pursuant to which we may grant to the directors, executives, employees, and consultants of our Company or of an affiliate of our Company stock options to purchase our Common Shares.

In August and November 2019, pursuant to our Stock Option Plan, we granted to certain of our consultants stock options to purchase an aggregate of 450,000 Common Shares at an exercise price of $3.75 per share, with all such stock options vesting immediately.

In January 2022, pursuant to our Stock Option Plan, we granted to one of our executives and two of our consultants stock options to purchase an aggregate of 1,250,000 Common Shares at an exercise price of $4.00 per share, with all such stock options vesting ratably in four equal installments, with the first installment vesting on the date of grant and the additional installments vesting every six months thereafter.

All of the foregoing grants of stock options under our Stock Option Plan were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701 under the Securities Act.

Deferred Share Units

We have a Deferred Share Unit Plan, adopted in 2015 (our “Deferred Share Unit Plan”), pursuant to which we may grant to the directors, executives and employees of our Company or of an affiliate of our Company deferred share units (“DSUs”). DSUs vest in accordance with terms and conditions established by our compensation committee, as the administrator of our Deferred Share Unit Plan. In general, we will redeem vested DSUs held by a holder upon such holder ceasing to be a director, executive or employee of our Company, or upon the death of such holder, in exchange for the issuance of our Common Shares from our treasury to such holder on the basis of one Common Share for each vested DSU. Additionally, however, subject to the approval of our compensation committee and upon mutual agreement with the holder or the holder’s estate, we may also redeem vested DSUs in exchange for a cash payment equal to the per share fair market value of our Common Share at such time multiplied by the number of vested DSUs held by such holder.

In August 2019, pursuant to our Deferred Share Unit Plan, we granted to an employee 500,000 DSUs, which vest as follows: (i) one-third of the DSUs vested immediately, (ii) the second one-third of the DSUs vested upon receipt of our Preliminary Environmental License for the Autazes Project, and (iii) the final one-third of the DSUs vest upon completion of arrangements for project construction financing for the Autazes Project.

In February 2022, pursuant to our Deferred Share Unit Plan, we granted to certain of our directors, executives, and consultants an aggregate of 3,450,000 DSUs, which vest ratably in six equal tranches every six months with the last tranche vesting three years from the date of grant.

In September 2022, pursuant to our Deferred Share Unit Plan, we granted to certain of our directors, executives, and consultants an aggregate of 5,000,000 DSUs, which vested immediately.

All of the foregoing grants of DSUs under our Deferred Share Unit Plan were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701 under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Articles of Incorporation of Brazil Potash Corp.

Exhibit No.	Description

3.2*	Bylaws of Brazil Potash Corp.

4.1	Form of Warrant Certificate

5.1*	Opinion of Wildeboer Dellelce LLP, Canadian counsel to Brazil Potash Corp., as to the validity of the Common Shares issued by Brazil Potash Corp.

10.1†	Stock Option Plan

10.2†	Form of Stock Option Agreement

10.3†	Deferred Share Unit Plan

10.4*	Form of Indemnification Agreement between Brazil Potash Corp. and each of its directors and executives.

10.5	Independent Contractor Agreement, dated as of July 1, 2009, between Brazil Potash Corp. and Gower Exploration Consulting Inc.

10.6	Amendment to Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Gower Exploration Consulting Inc.

10.7	Amendment to Independent Contractor Agreement, dated as of January 1, 2019, between Brazil Potash Corp. and Gower Exploration Consulting Inc.

10.8	Independent Contractor Agreement, dated as of July 1, 2009, between Brazil Potash Corp. and Helio Diniz

10.9	Amendment to Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Helio Diniz

10.10	Amendment to Independent Contractor Agreement, dated as of January 1, 2020, between Brazil Potash Corp. and Helio Diniz

10.11	Amendment to Independent Contractor Agreement, dated as of January 1, 2022, between Brazil Potash Corp. and Helio Diniz

10.12	Independent Contractor Agreement, dated as of October 1, 2009, between Brazil Potash Corp. and Forbes & Manhattan, Inc.

10.13	Amendment to Independent Contractor Agreement, dated as of September 1, 2011, between Brazil Potash Corp. and Forbes & Manhattan, Inc.

10.14	Amended to Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Forbes & Manhattan, Inc.

10.15	Independent Contractor Agreement, dated as of January 1, 2014, between Brazil Potash Corp. and Neil Said

10.16	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Neil Said

10.17	Independent Contractor Agreement, dated as of August 1, 2014, between Brazil Potash Corp. and Ryan Ptolemy

10.18	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Ryan Ptolemy

10.19	Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Iron Strike Inc.

10.20	Services Agreement, dated as of September 16, 2021, between Potássio do Brasil Ltda. and J. Mendo Consultoria Empresarial Ltda. [English translation]

10.21	Broker-Dealer Agreement, dated as of January 17, 2020, by and between Brazil Potash Corp. and Dalmore Group, LLC

Exhibit No.	Description

10.22	Amended and Restated Broker-Dealer Agreement, dated as of June 8, 2020, by and between Brazil Potash Corp. and Dalmore Group, LLC

10.23	Amended and Restated Broker-Dealer Agreement, dated as of June 15, 2021, by and between Brazil Potash Corp. and Dalmore Group, LLC

10.24	Loan Agreement, dated as of October 29, 2019, between Brazil Potash Corp. and Sentient Global Resources Fund IV LP

10.25	Amended and Restated Loan Agreement, dated as of September 30, 2021, between Brazil Potash Corp. and Sentient Global Resources Fund IV LP

10.26	Loan Agreement, dated as of June 15, 2020, between Brazil Potash Corp. and 2227929 Ontario Inc.

10.27	Maturity Date Extension, dated December 17, 2020, between 2227929 Ontario Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc.

10.28	Maturity Date Extension, dated September 30, 2021, between 2227929 Ontario Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc.

10.29	Loan Agreement, dated as of July 2, 2020, between Brazil Potash Corp. and Aberdeen International Inc.

10.30	Maturity Date Extension, dated February 9, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.

10.31	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.

10.32	Loan Agreement, dated as of April 1, 2021, between Brazil Potash Corp. and Aberdeen International Inc.

10.33	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.

10.34	Loan Agreement, dated as of August 4, 2021, between Brazil Potash Corp. and Aberdeen International Inc.

10.35	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.

10.36	Loan Agreement, dated as of October 22, 2020, between Brazil Potash Corp. and Sulliden Mining Capital Inc.

10.37	Maturity Date Extension, dated February 10, 2021, between Sulliden Mining Capital Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc.

10.38	Maturity Date Extension, dated September 30, 2021, between Sulliden Mining Capital Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc.

10.39	Loan Agreement, dated as of February 26, 2021, between Brazil Potash Corp. and Greenway Investments International Ltd.

Exhibit No.	Description

10.40	Maturity Date Extension, dated September 30, 2021, between Greenway Investments International Ltd. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Greenway Investments International Ltd.

10.41	Loan Agreement, dated as of May 5, 2021, between Brazil Potash Corp. and Newdene Gold Inc.

10.42	Maturity Date Extension, dated September 30, 2021, between Newdene Gold Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Newdene Gold Inc.

10.43*	Offtake Agreement, dated as of September 29, 2022, between Amaggi Exportação E Importação Ltda. and Potássio do Brasil Ltda. [English translation]

10.44*	Distribution and Marketing Agreement, dated as of September 29, 2022, between Amaggi Exportação E Importação Ltda. and Potássio do Brasil Ltda. [English translation]

10.45*	Shipping Agreement, dated as of September 30, 2022, between Hermasa Navegação da Amazônia Ltda. and Potássio do Brasil Ltda. [English translation]

16.1*	Letter from KPMG LLP regarding change in certifying accountant

21.1	List of Subsidiaries

23.1*	Consent of MNP, LLP, independent registered public accounting firm

23.2*	Consent of KPMG LLP, independent auditor

23.3*	Consent of Wildeboer Dellelce LLP (included in Exhibit 5.1)

23.4	Consent of ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH with respect to the Technical Report

23.5	Consent of L&M Assessoria with respect to Chapter 19 of the Technical Report

24.1*	Power of Attorney (included on the signature page to this registration statement)

96.1	Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study

107*	Filing Fee Table

*	To be provided by amendment.
†	Management contract or compensatory plan or arrangement.

(b) Financial Statements Schedules

See our Consolidated Financial Statements starting on page F-1. All other schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in our Consolidated Financial Statements and the related notes thereto.

Item 9. Undertakings

(a)

The undersigned registrant (which we refer to as the “Registrant”) hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The Registrant hereby undertakes:

(1)

that, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)

that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, Canada on                , 2022.

BRAZIL POTASH CORP.

By:
Name: Matthew Simpson
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned executives and directors of the Registrant, a corporation existing under the laws of the Province of Ontario, Canada, which is filing this registration statement on Form F-1 with the U.S. Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, and the Registrant’s Authorized Representative in the United States, hereby constitutes and appoints Matthew Simpson and Ryan Ptolemy, and each of them, as such individual’s true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Matthew Simpson	Chief Executive Officer and Director (Principal Executive Officer)	, 2022

Ryan Ptolemy	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022

Stan Bharti	Executive Chairman	, 2022

Carmel Daniele	Director	, 2022

David Gower	Director	, 2022

Pierre Pettigrew	Director	, 2022

Andrew Pullar	Director	, 2022

Signature of Authorized Representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized representative in the United States of Brazil Potash Corp. and has duly caused this registration statement on Form F-1 to be signed by the undersigned, thereunto duly authorized, on                 , 2022.

Authorized Representative in the United States:

CT Corporation System

By:
Name:
Title: